    As filed with the Securities and Exchange Commission on October 31, 2001
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ___________________

                                    FORM S-11

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                  FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
      (Exact Name of Registrant as Specified in its Governing Instruments)

                                 111 Pine Street
                         San Francisco, California 94111
                                 (415) 392-1400
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                              Willis H. Newton, Jr.
                                 Vice President
                  First Republic Preferred Capital Corporation
                                 111 Pine Street
                         San Francisco, California 94111
                                 (415) 392-1400
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                   Copies to:

        John A. Healy, Esq.                       Gerald J. McGovern, Esq.
Clifford Chance Rogers & Wells LLP             Sidley Austin Brown & Wood LLP
          200 Park Avenue                     555 California Street, Suite 5000
   New York, New York 10166-0153            San Francisco, California 94104-1715
          (212) 878-8000                               (415) 772-1200
                              ___________________

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]__________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]__________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]__________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[_]

                              ___________________

                                          CALCULATION OF REGISTRATION FEE
=======================================================================================================================
                                                             Proposed Maximum    Proposed Maximum
           Title of Securities               Amount Being     Offering Price    Aggregate Offering       Amount of
            Being Registered               Registered/(1)/    Per Unit/(2)/          Price/(2)/       Registration Fee
-----------------------------------------------------------------------------------------------------------------------
   % Noncumulative Series B Preferred
  Stock, par value $.01 per share         1,380,000 shares         $25             $34,500,000            $8,625
=======================================================================================================================

(1) Includes 180,000 Noncumulative Series B preferred shares that the underwriters have an option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act.

                              ___________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ The information in this Preliminary Prospectus is incomplete and may be + + changed. We may not sell the Series B preferred shares until the registration+ + statement filed with the Securities and Exchange Commission is effective. +
+ This Preliminary Prospectus is not an offer to sell Series B preferred       +
+ shares and is not soliciting an offer to buy Series B preferred shares in    +
+ any jurisdiction where the offer or sale is prohibited.                      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PRELIMINARY PROSPECTUS

                  Subject to completion-dated October 31, 2001

                  First Republic Preferred Capital Corporation

                                1,200,000 Shares
               % Noncumulative Perpetual Series B Preferred Shares
                      Liquidation Preference $25 Per Share
        Exchangeable under Certain Circumstances for Preferred Shares of
                               First Republic Bank

The Series B preferred shares:

          .    Accrue dividends that are:

                  - payable quarterly only if our Board of Directors declares them; and

                  - noncumulative and will not be paid to you if they are not declared.

          . Are automatically exchangeable for preferred shares with substantially equivalent terms issued by First Republic Bank, our parent company, if the Federal Deposit Insurance Corporation or the Commissioner of Financial Institutions of Nevada's Department of Business and Industry so directs under the following circumstances:

                  - the Bank becomes or may in the near term become undercapitalized; or

                  - the Bank is placed in bankruptcy, reorganization, conservatorship or receivership.

          . Are redeemable at our option on or after December , 2006, with the prior consent of the FDIC.

          . Rank senior to our common shares and equal to our other existing preferred shares.

          . Rank junior upon our liquidation to our obligations to our creditors, including any borrowings we may incur.

          .    Have extremely limited voting rights.

          Prior to this offering, there has been no public market for the Series B preferred shares. We have applied for quotation of the Series B preferred shares on the Nasdaq National Market under the symbol " ."

          See "Risk Factors" beginning on page 16 for a description of risk factors you should consider before you invest in the Series B preferred shares, the most significant of which are:

          . The Series B preferred shares could be automatically exchanged for preferred shares of the Bank at a time when the Bank is experiencing financial difficulty.

          . Bank regulatory restrictions could affect our operations and our ability to pay dividends.

          . Dividends on the Series B preferred shares are payable only if declared by our Board of Directors and are noncumulative.

          . We are entirely dependent in our day-to-day operations on the Bank, and are obligated to pay the Bank advisory and servicing fees for services rendered.

          None of the Securities and Exchange Commission, any state securities commission, the Commissioner of Financial Institutions of Nevada's Department of Business and Industry or the Federal Deposit Insurance Corporation has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          The securities offered hereby are not deposit accounts of any bank and are not insured to any extent by the Federal Deposit Insurance Corporation or any other government agency.

                                                                    Per Share             Total
                                                                    ---------             ------
           Public offering price ............................. $                     $
           Underwriting discounts and commissions ............ $                     $
           Proceeds to us, before expenses ................... $                     $

          After deducting underwriting discounts and commissions and offering expenses, approximately 90% of the aggregate proceeds will be available to us.

          We have granted the underwriters a 30-day option to purchase an additional 180,000 Series B preferred shares at the same price and on the same terms, solely to cover over-allotments, if any.

          We expect that delivery of the Series B preferred shares will be made through the facilities of the Depositary Trust Company in New York, New York on or about December , 2001.

Wells Fargo Van Kasper, LLC                                     Ryan, Beck & Co.

               The date of this prospectus is December , 2001.

                                TABLE OF CONTENTS

                                                                                                               Page

PROSPECTUS SUMMARY ...........................................................................................   1

Risk Factors .................................................................................................  16

           Risks Resulting From the Terms on Which the Series B Preferred Shares Will Be Issued ..............  16

           Risks Resulting From the Bank's Status as a Regulated Institution .................................  17

           Risks Associated With Our Business ................................................................  18

           Risks Associated with our Business Relationship with the Bank and the Conflicts of
           Interest Inherent in that Relationship ............................................................  20

           Risks Arising From the Possible Absence of a Trading Market in Which You Could
           Dispose of Your Investment ........................................................................  22

           Risks Related to Our Status as a REIT .............................................................  22

Information Regarding Forward-Looking Statements .............................................................  25

Use Of Proceeds ..............................................................................................  26

Dividend Policy ..............................................................................................  27

Capitalization ...............................................................................................  30

Business .....................................................................................................  31

Selected Financial Data ......................................................................................  42

Management's Discussion and Analysis of Financial Condition and Results of Operations ........................  44

Security Ownership Of Certain Beneficial Owners And Management ...............................................  49

Management ...................................................................................................  50

Description Of The Series B Preferred Shares .................................................................  54

Description Of Capital Stock .................................................................................  59

Federal Income Tax Consequences ..............................................................................  62

ERISA Considerations .........................................................................................  75

Information Regarding First Republic Bank ....................................................................  78

Underwriting .................................................................................................  84

Legal Matters ................................................................................................  86

Experts ......................................................................................    86

Available Information ........................................................................    86

Index to Financial Statements ................................................................   F-1

Annex I  Offering Circular for Series B Preferred Shares of First Republic Bank ..............  OC-1

                               PROSPECTUS SUMMARY

     The following summary highlights some of the information from this prospectus and may not contain all the information that is important to you. Before you decide to invest in our Series B preferred shares, you should carefully read the following summary, together with the more detailed information and financial statements and related notes contained elsewhere in this prospectus, especially the risks of investing in the Series B preferred shares discussed in this Prospectus under "Risk Factors," and the risks of investing in the Series B preferred shares of First Republic Bank discussed in the attached Offering Circular under "Risk Factors."

                  First Republic Preferred Capital Corporation

     General. First Republic Preferred Capital Corporation is a Nevada corporation incorporated in April 1999. We have been operating and intend to continue to operate as a real estate investment trust, or REIT, for federal income tax purposes. As a REIT, we generally are not required to pay federal income tax if we distribute at least 90% of our earnings to our shareholders each year and continue to meet a number of other requirements. First Republic Bank owns virtually all of our common shares. Throughout this prospectus, we will refer to First Republic Bank as the "Bank" or "First Republic Bank." We were formed by the Bank to acquire and hold real estate mortgage assets in a cost-effective manner that will generate net income for distribution to our shareholders and to provide the Bank with an additional means of raising capital for federal and state bank regulatory purposes.

     In connection with our formation in April 1999, the Bank contributed to us mortgage loans with aggregate principal balances of approximately $109.3 million, in exchange for 10 million of our common shares. In June 1999, we completed the sale of 55,000 of our 10 1/2% Series A noncumulative, exchangeable preferred shares. We received proceeds from the sale of the Series A preferred shares, net of underwriting commissions and offering expenses, of approximately $53.3 million. At that time, the Bank contributed to us approximately $1.7 million to pay expenses incurred in our formation and in the offering of the Series A preferred shares. In June 2001, we completed the sale of 7,000 of our 5.7% Series C noncumulative, convertible, exchangeable preferred shares. We received proceeds of approximately $7 million from the sale of the Series C preferred shares. When we sold our Series C preferred shares, we acquired additional mortgage loans from the Bank with aggregate principal balances of approximately $14 million. We bought those mortgage loans by paying the Bank the proceeds from the sale of the Series C preferred shares and issuing an additional 1,243,472 common shares to the Bank. The Series B preferred shares offered by this prospectus will rank on an equal basis with and have terms that are substantially similar to the Series A preferred shares and the Series C preferred shares except for the dividend rate, the dividend payment date, the date on which we first are allowed to redeem the shares, the liquidation amount per share and the right of the Series C preferred shares to elect to convert those shares into common shares of the Bank.

     The following chart depicts our corporate structure upon completion of this offering:

     [GRAPHIC REMOVED HERE][This graphic depicts an organizational chart containing three rows of boxes. In the top row, four boxes appear from left to right captioned "Common shares," "Series A preferred shares ($55 million liquidation preference)," "Series B preferred shares ($30 million liquidation preference)" and "Series C preferred shares ($7 million liquidation preference)", respectively. Below the first box captioned "Common shares" is a note that states "First Republic Bank owns 99% of our common shares." Each of the four boxes on the top row is connected by lines to the only box in the second row, which is captioned "First Republic Preferred Capital Corporation." This box, in turn, is connected with one line to the only box in the third row, which is captioned "Mortgage loan portfolio (outstanding principal balance approximately $184.6 million)."]

     Our principal common shareholder, First Republic Bank, administers our day-to-day activities and performs the servicing of our loan portfolio. We do not have any employees because we have retained the Bank to perform all necessary functions pursuant to an advisory agreement and a master loan purchase and servicing agreement we have with the Bank. All of our officers are also employees of the Bank. We estimate that these officers will devote between 5% and 10% of their time to managing our business. The Bank, as holder of substantially all of our common shares, controls the election of all of our directors, including our independent directors. The Bank expects to retain its ownership of substantially all of our outstanding common shares for at least as long as the Series B preferred shares remain outstanding.

     The Bank expects to realize the following benefits from this offering and our operation:

     . The FDIC has advised the Bank that the Bank will be able to include a portion of the Series B preferred shares as Tier 1 capital under relevant regulatory capital guidelines, and that any remaining portion will be treated as Tier 2 capital. At September 30, 2001, the value of the minority interest represented by the Series B preferred shares that would be includable as Tier 1 capital would be approximately $2.6 million. The increase in the Bank's Tier 1 leverage and Tier 1 risk-based capital levels that will result from the treatment of a portion of the Series B preferred shares as Tier 1 capital, and the increase in the Bank's total capital ratio that will result from the treatment of the Series B preferred shares as either Tier 1 or Tier 2 capital is intended to enable the Bank to increase its earning asset base in future periods while maintaining well-capitalized ratios. For a discussion of the capital requirements applicable to the Bank, see "Information Regarding First Republic Bank--Regulatory Capital Requirements."

     . The dividends payable on the Series B preferred shares will be deductible for federal income tax purposes as a result of our qualification as a REIT.

     . The treatment of a portion of the Series B preferred shares as Tier 1 capital of the Bank and of the remaining Series B preferred shares as Tier 2 capital of the Bank, and our ability to deduct, for federal income tax purposes, the dividends payable on the Series B preferred shares as a result of our qualification as a REIT, will provide the Bank with a more cost-effective means of obtaining regulatory capital than if the Bank itself were to issue preferred shares.

     . The Bank is entitled to receive annual servicing and advisory fees from us intended primarily to cover expenses it incurs for services rendered to us, and is expected to receive dividends on our common shares that it holds. The Bank retains an annual servicing fee equal to 0.25% of the gross average outstanding principal balance of loans in our loan portfolio and is paid an annual advisory fee equal to $50,000. For the period from our inception in April 1999 through September 30, 2001, the Bank received servicing fees of $674,000 and advisory fees of $121,000. For the first 12 months following completion of this offering, we anticipate the servicing and advisory fees to be $450,000 and $50,000, respectively.

     Our principal executive offices are the same as the Bank's. They are located at 111 Pine Street, San Francisco, California 94111, and our main telephone number is (415) 392-1400.

     Conflicts of Interest. Because the Bank manages our day-to-day business affairs, conflicts of interest may arise from time to time between us and the Bank. These conflicts of interest relate to, among other things, the amount of the servicing and advisory fees we pay to the Bank, the amount and type of loans we acquire from the Bank and the treatment of new business opportunities identified by the Bank. We and the Bank have adopted policies designed to ensure that all financial dealings between us will be fair to both parties and consistent with market terms.

     Loan Portfolio. Our loan portfolio at present consists entirely of mortgage loans we acquired from the Bank that are secured by single family residential properties. The additional loans we intend to acquire from the Bank on completion of this offering are all of the same type. At September 30, 2001, we held loans with gross aggregate outstanding principal balances of $124.7 million.

     The loans in our portfolio were originated by the Bank or purchased by the Bank, in each case following completion of its normal underwriting procedures. The Bank emphasizes larger single family mortgage loans with relatively low loan-to-value ratios. We anticipate that loans we acquire from the Bank will be generally consistent with these overall characteristics. We reserve the right, however, to purchase other types of loans as well. Generally, we acquire loans from the Bank at prices equal to what we believe to be fair market value. Because of our affiliation with the Bank, however, those prices are not established through arm's-length negotiations.

     The following table summarizes information regarding our loan portfolio at September 30, 2001, and as adjusted to give effect to the purchase of mortgage loans we will make upon completion of this offering:


                                                                          at September 30,    at September 30, 2001
                                                                           2001 (actual)          (as adjusted)
                                                                          ----------------    ---------------------
                                                                                   (Dollars in thousands)

Number of loans ......................................................           151                     227
Total loans, gross ...................................................      $124,656                $184,662
Adjustable rate loans to total loans .................................           94%                     79%
Fixed rate loans to total loans ......................................            6%                     21%
Weighted average note rate (1) .......................................         7.19%                   7.20%
Nonaccrual loans, as a percentage of total loans .....................            0%                      0%

--------------------
(1)  Weighted by outstanding principal balances.

     The table below summarizes our ratio of earnings to fixed charges and preferred share dividends as of September 30, 2001 on an actual basis, and as adjusted to give effect to the offering and for the year ended December 31, 2001 and the period ended December 31, 1999 on an actual basis.

                                           For the
                                      Nine Months Ended
                                     September 30, 2001                         Actual
                                    --------------------   --------------------------------------------------------
                                                                                            For the Period from
                                                   As           For the Year             Inception (April 19, 1999)
                                     Actual     Adjusted   Ended December 31, 2000       Through December 31, 1999
                                    -------     --------   -----------------------       --------------------------

Ratio of earnings to fixed
     charges and preferred
     share dividends(1) ..........   1.37x                          1.34x                          1.44x

----------------------

(1) We did not have any fixed charges for the periods presented. For purposes of computing the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of earnings available to common shareholders plus preferred share dividends.

     Dividends. In order to remain qualified as a REIT, we must pay at least 90% of our REIT taxable income, excluding capital gains, as dividends to holders of our capital stock each year. To date, we have distributed the required amount of taxable income by payment of dividends on our capital stock. Subsequent to this offering, dividends on the Series B preferred shares will be paid on an equal basis with dividends on the Series A preferred shares, the Series C preferred shares and any other preferred shares we may issue in the future that rank equal to the Series B preferred shares with respect to dividends. We anticipate that none or no material amount of the dividends on any series of our preferred shares or our common shares will constitute non-taxable returns of capital.

     Dividends on the Series B preferred shares, like dividends on our other series of preferred shares, will be declared at the discretion of our Board of Directors after considering distributable funds, financial requirements, tax considerations and other factors. Although we can make no assurances, we expect that both our cash available for distribution and our REIT taxable income will exceed amounts needed to pay dividends on all of our outstanding preferred shares in the foreseeable future for the following reasons:

     . our loans are interest-earning and had a weighted average note rate of 7.19% at September 30, 2001;

     . our three series of preferred shares will represent approximately 50% of our shareholders' equity;

     . we expect that the realizable value of our interest-earning assets will continue to exceed the combined liquidation preference of our three series of preferred shares;

     . we have not incurred and do not currently intend to incur any interest-bearing liabilities;

     . we anticipate that, in addition to cash flows from operations, additional cash will become available from principal payments on our loan portfolio; and

     . to date, we have made all scheduled dividend payments on our outstanding preferred shares.

     Management. Our Board of Directors is currently composed of six members, including two independent directors. Before the completion of this offering, we intend to add another independent director. Our independent directors are not and will not be our employees. Our independent directors also are not and will not be officers, directors or affiliates of the Bank. We currently have five officers, but have no employees and we do not anticipate that we will require employees. The Bank manages all of our day-to-day business affairs.

     Selected Financial Data. The following table sets forth certain of our financial data for the nine months ended September 30, 2001 and 2000, the year ended December 31, 2000 and the period from inception (April 19, 1999) to December 31, 1999. The selected data presented below under the captions "Selected Financial Data" and "Selected Balance Sheet Data" for and as of the end of the periods ended December 31, 2000 and 1999, are derived from our financial statements, which have been audited by KPMG LLP, independent accountants. Our audited financial statements as of December 31, 2000 and 1999, and for each of the periods then ended, and the report thereon, are included, beginning on page F-1, of this prospectus. The information presented below under the caption "Selected Asset Quality Information" is unaudited. The selected data presented below under the captions "Selected Financial Data" and "Selected Balance Sheet Data" at and for the nine month periods ended September 30, 2001 and 2000 are derived from our unaudited financial statements which reflect, in the opinion of our management, all adjustments of a normal recurring nature necessary for presentation of financial condition and results of operations. The selected financial data is qualified in its entirety by, and should be read in conjunction with, our financial statements, including the notes thereto, included beginning on page F-1 of this prospectus.

                                               As of       As of December 31,
                                            September 30,  ------------------
                                               2001          2000      1999
                                            -------------  -------   --------
                                                  (Dollars in thousands)
                                             (unaudited)

Selected Balance Sheet Data:
Total assets ..............................   $128,528    $113,294   $112,804
Cash and cash equivalents .................   $  3,013    $  3,400   $  4,045
Single family mortgage loans ..............   $124,656    $109,195   $108,119
Dividends payable .........................   $  1,557    $  1,976   $  1,488
Stockholders' equity ......................   $126,958    $111,294   $111,294

Selected Asset Quality Information:
Nonperforming loans .......................   $     --    $     --   $     --
Other real estate owned ...................         --          --         --
Loans 90+ days past due and in accrual
status ..... ..............................   $  1,844    $     --   $     --
Nonperforming assets, as a percent of
total assets ..............................         --%         --%        --%
Loans 90+ days past due and in accrual
status, as a percent of total assets ......       1.43%         --%        --%




                                                                                 For the
                                                                               Period From
                                                                                Inception
                                                                                (April 19,
                                             Nine Months Ended                     1999)
                                               September 30,      Year Ended      Through
                                             ------------------  December 31,   December 31,
                                              2001        2000       2000          1999
                                             ------      ------  ------------   ------------
                                                (unaudited)
                                                      (Dollars in thousands)

Selected Financial Data:
Interest income ..........................   $6,208      $5,826      $7,876      $4,934
Operating expenses .......................       99          93         125          77
                                             ------      ------      ------      ------
Net income ...............................    6,109       5,733       7,751       4,857
                                             ======      ======      ======      ======
Preferred stock dividends ................    4,445       4,331       5,775       3,369
                                             ------      ------      ------      ------
Net income available to common
shareholder ..............................   $1,664      $1,402      $1,976      $1,488
                                             ======      ======      ======      ======
Ratio of earnings to fixed charges and
preferred stock dividends ................     1.37x       1.32x       1.34x       1.44x



                               First Republic Bank

     The Bank is a Nevada-chartered commercial bank with common shares listed on the New York Stock Exchange under the symbol "FRC." Its executive offices are located in San Francisco, California. The Bank focuses on real estate lending, wealth management, private banking and investment advisory, trust and brokerage services. The Bank was founded in 1985 and has grown primarily by internal growth. The Bank emphasizes larger single family mortgage loans, a portion of which it sells in the secondary market. The Bank's loan portfolio consists primarily of single family loans and loans secured by multifamily buildings and commercial real estate. These lending activities are funded principally by customer deposits and advances by the Federal Home Loan Bank of San Francisco ("FHLB"). The Bank offers its lending and deposit products through its network of retail branches in the five metropolitan areas of San Francisco, Los Angeles, San Diego, Las Vegas and New York. To the extent authorized by law, the Bank's deposits are insured by the Bank Insurance Fund of the FDIC.

     At September 30, 2001, the Bank had total assets of $4.15 billion, deposits of $2.85 billion and shareholders' equity of $224 million. On a consolidated basis at September 30, 2001, the Bank's total regulatory capital, including preferred stock, subordinated debentures and allowances for loan losses was $349 million. The FDIC has adopted requirements setting minimum standards for capital adequacy. For this purpose, a bank's assets are assigned to four risk categories, each weighted differently based on the level of credit risk that the FDIC ascribes to assets in that category. A bank's capital, in turn, is divided into three tiers. Under current FDIC regulations, banks are required to comply with three minimum capital requirements: a Tier 1 leverage capital ratio, and two risk-based capital ratios. Depending upon its percentage of total risk-based capital, its Tier 1 risk-based capital ratio, its Tier 1 leverage capital ratio, as well as its compliance with other regulatory requirements, a bank is deemed by the FDIC to be either well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized. At September 30, 2001, the Bank had a total risk-based capital ratio of 12.70%, a Tier 1 risk-based capital ratio of 9.31% and a Tier 1 leverage ratio of 6.38%, which are sufficient for the Bank to qualify as well-capitalized.

     Giving effect to this offering as if it had been completed on or before September 30, 2001, assuming net proceeds to us from the sale of the 1.2 million Series B preferred shares offered hereby of $28.3 million after deducting the underwriters' discount of $1.2 million and estimated offering expenses of $500,000 at that date, the Bank's total risk-based capital ratio would have been 13.72%, Tier 1 risk-based capital ratio would have been 9.35% and Tier 1 leverage ratio would have been 6.42%, assuming the investment of all of the net proceeds are invested in assets bearing a 50% risk weighting. The issuance of 180,000 additional shares to cover over-allotments would increase the Bank's total risk-based capital ratio to 13.87% and would not affect immediately the Bank's other capital ratios. See "Information Regarding First Republic Bank--Regulatory Capital Requirements."

     The Bank files annual, quarterly and special reports, proxy statements and other materials with the FDIC pursuant to the Securities Exchange Act of 1934. You may obtain copies of those materials from the FDIC upon request by calling the FDIC at (202) 898-8913 or faxing a request to (202) 898-3909. Copies of certain of those materials are also available at the Bank's web site at www.firstrepublic.com. The information contained on the Bank's website is not incorporated into this prospectus.

     The Bank funds its activities with deposits consisting of consumer and business checking, money market and passbook accounts and certificates of deposit as well as with borrowings from the FHLB. The Bank also offers deposit services to businesses and individuals through the nationwide electronic banking networks.

     As a majority-owned subsidiary of the Bank, our assets and liabilities and results of operations are consolidated with those of the Bank for the Bank's financial reporting and regulatory capital purposes. Accordingly, loans we acquire from the Bank will nevertheless be treated as assets of the Bank for purposes of compliance by the Bank with the FDIC's regulatory capital requirements and in the Bank's consolidated financial statements. Interest income on those loans will be treated as interest income of the Bank in the Bank's consolidated financial statements.

     The Bank will not guarantee or assume financial responsibility for payment of dividends or other amounts in respect of the Series B preferred shares.

     The Bank's executive offices are located at 111 Pine Street, San Francisco, California 94111. Its telephone number is (415) 392-1400.

     Selected Consolidated Financial Data of the Bank. The following tables present selected consolidated financial and other data of the Bank at the dates and for the periods indicated. The financial condition, operations and balance sheet data as of and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 have been derived from financial statements audited by KPMG LLP, independent accountants. The information presented below under the captions "Selected Operating Ratios," "Selected Asset Quality Ratios," "Capital Ratios" and "Fixed Charge Ratios," is unaudited. The data presented at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 are derived from unaudited condensed consolidated financial statements, which, in the opinion of management of the Bank, reflect all adjustments necessary to present fairly the results for this interim period. These adjustments consist of normal recurring adjustments. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2001. The selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, the information in the Bank's consolidated financial statements and related notes set forth in the Offering Circular annexed to this prospectus and in the Bank's Annual Report on Form 10-K for the year ended December 31, 2000 and its Quarterly Report on Form 10-Q for the period ended September 30, 2001, each of which is appended to the Offering Circular.

                Selected Consolidated Financial Data of the Bank

                                   At or for the
                                Nine Months Ended
                                  September 30,                               At or for the Year Ended December 31,
                           --------------------------     --------------------------------------------------------------------------
                               2001          2000             2000            1999            1998            1997            1996
                           -----------    -----------     -----------    ------------     -----------     ------------    ----------
                                    (unaudited)                           (Amounts in thousands, except per share data)

Selected Financial Data:
Interest income ........    $  214,340     $  215,361      $  289,620      $  228,213      $  195,448      $  175,806    $  159,746
Interest expense .......       123,339        141,525         188,609         147,082         131,084         120,555       113,034
                            ----------     ----------      ----------      ----------      ----------      ----------    ----------
Net interest income ....        91,001         73,836         101,011          81,131          64,364          55,251        46,712
Provision for losses ...           900            750           1,000              --              --             500         5,838
                            ----------     ----------      ----------      ----------      ----------      ----------    ----------
Net interest income
   after provision for
   losses ..............        90,101         73,086         100,011          81,311          64,364          54,751        40,874
Noninterest income .....        19,412         21,726          28,795          20,542           7,434           6,385         5,107
Noninterest expense ....        73,315         59,819          82,256          58,974          36,578          31,652        24,711
Net income .............    $   17,729     $   17,118      $   22,640      $   22,222      $   20,407      $   17,157    $   12,507
                            ==========     ==========      ==========      ==========      ==========      ==========    ==========

Share Data:
Common shares
   outstanding .........        13,637         13,548          13,618          13,568          13,618          14,268        11,574
Diluted common shares ..        14,477         13,854          13,845          14,949          14,907          15,045        15,081
Book value per common
   share ...............    $    16.42     $    14.61      $    14.90      $    13.65      $    12.37      $    11.22    $    10.92
Diluted earnings per
   share ...............    $     1.23     $     1.24      $     1.64      $     1.49      $     1.37      $     1.14    $     0.93

Selected Operating
Ratios:(1)

Return on average assets          0.61%          0.61 %          0.61 %          0.70 %          0.81 %          0.76 %        0.61%
Return on average
   common stockholders'
   equity ..............         11.06%         11.92 %         11.68 %         11.93 %         12.39 %         11.03 %       10.86%
Margin on earning assets          3.19%          2.64 %          2.73 %          2.57 %          2.56 %          2.46 %        2.32%
Efficiency ratio .......          66.0%          61.7 %          63.1 %          59.4 %          52.5 %          49.8 %        47.0%

Selected Balance Sheet
Data:

Total Assets ...........    $4,155,799     $3,780,749      $3,656,383      $3,598,746      $2,954,280      $2,423,061    $2,156,599
Loans ..................     3,660,308      3,257,760       3,157,928       3,190,920       2,583,401       2,139,858     1,923,449
Deposits ...............     2,855,278      2,466,597       2,530,402       2,137,719       1,744,348       1,514,544     1,353,148
FHLB Advances ..........       909,060        955,180         759,560       1,115,880         942,030         633,530       591,530
Subordinated debentures
   and notes ...........        70,252         70,256          70,256          76,498          76,498          89,461        60,166
Minority interest in
   subsidiary(2) .......        62,000         55,000          55,000          55,000              --              --            --
Stockholders' equity ...    $  223,932     $  197,883      $  202,853      $  185,160      $  168,481      $  160,151    $  126,410

Selected Asset Quality
Ratios (unaudited):
Nonperforming assets to
   total assets ........          0.02%          0.10 %          0.06 %          0.32 %          0.19 %          0.80 %        1.32%
Nonperforming assets to
   loans and REO .......          0.02%          0.11 %          0.07 %          0.36 %          0.21 %          0.91 %        1.49%
Allowance for loan
   losses to total loans          0.63%          0.67 %          0.70 %          0.66 %          0.80 %          0.90 %        0.91%
Allowance for loan
   losses to
   nonperforming loans..         2,697%         2,301 %         2,353 %           183 %           376 %           114 %          72%
Net charge-offs
   (recoveries) to
   average loans(1) ....          0.00%         (0.01)%         (0.01)%         (0.01)%         (0.06)%         (0.05)%        0.35%

Capital Ratios:
Leverage ratio .........          6.38%          5.78 %          6.25 %          6.38 %          6.41 %          6.63 %        5.90%
Tier 1 risk based
   capital ratio .......          9.31%          9.11 %          9.31 %          9.66 %          9.14 %         10.13 %        9.20%
Total risk based
   capital ratio .......         12.70%         12.82 %         13.06 %         14.00 %         14.43 %         16.41 %       14.80%

Fixed Charges Ratios:
Ratio of earnings to
fixed charges(3)
     Excluding interest
     on deposits .......          1.80x          1.51x           1.53x           1.64x           1.72x           1.69x         1.51x
     Including interest
     on deposits .......          1.25x          1.21x           1.21x           1.26x           1.27x           1.24x         1.19x

---------------------------
(1) Results for the nine months ended September 30, 2001 and 2000 are annualized.
(2) Represents the issuance by First Republic Preferred Capital Corporation of the Series A and Series C preferred shares.
(3) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges represent dividends on preferred stock, interest expense and estimated interest component of net rental expense.

                                  Risk Factors

     A purchase of Series B preferred shares is subject to a number of risks described in more detail under "Risk Factors" commencing on page 16. These risks include the following:

     . Your Series B preferred shares will be automatically exchanged for preferred shares of the Bank at the direction of the FDIC or the Nevada Commissioner if:

          -   the Bank becomes undercapitalized;

          - the FDIC or the Nevada Commissioner determines that the Bank may in the near term become undercapitalized; or

          - the Bank is placed into bankruptcy, reorganization, conservatorship or receivership.

          Upon an automatic exchange, you would have an investment in the Bank and not in us at a time when the Bank's financial condition is deteriorating. Under these circumstances, you may not receive preferred dividends and upon liquidation of the Bank you likely would receive substantially less than you would have received if we were liquidated. In fact, you may not receive anything for your investment in the Bank.

     . As a result of our obligations to creditors and because the Series A preferred shares and Series C preferred shares rank equal to the Series B preferred shares, we may not be able to make dividend or liquidation payments to you.

     . Dividends on the Series B preferred shares will not be cumulative. Consequently, if our Board of Directors does not declare a dividend on the Series B preferred shares for any quarterly period, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our Board of Directors also may determine, in its business judgment, that it would be in our best interests to pay less than the full amount of the stated dividends on the Series B preferred shares even if funds are available.

     . As a subsidiary of the Bank, federal and state regulators of the Bank can restrict our ability to transfer assets, to pay dividends to the holders of the Series B preferred shares or to redeem the Series B preferred shares.

     . Risks associated with mortgage loans generally, and particularly the geographic concentration of our loan portfolio in California, could adversely affect our mortgage assets and the value of the Series B preferred shares. The quality of our loan portfolio depends upon, among other things, the cash flow of borrowers, regional economic conditions and single family real estate values.

     . We may acquire commercial mortgage loans, which can be riskier than residential mortgage loans.

     . Our Board of Directors has broad discretion to revise our investment and operating strategies without shareholder approval. The Bank, as holder of substantially all of our common shares, controls the election of all of our directors, including our independent directors.

     . A significant decline in interest rates could reduce our earnings and affect our ability to pay dividends because a significant portion of our mortgage assets bear interest at adjustable rates while the dividend rates on the Series A preferred shares, Series B preferred shares and the Series C preferred shares are fixed.

     . If we fail to maintain our status as a REIT for federal income tax purposes, we will become subject to corporate income tax, reducing our earnings available for distribution. Under these circumstances, it is possible that we would make less than the full dividend distributions or no distributions at all.

     . We are dependent in virtually every phase of our operations, including the servicing of our loan portfolio, on the diligence and skill of the officers and employees of the Bank. We do not have any employees because we have retained the Bank to perform all necessary functions pursuant to the advisory agreement and the master loan purchase and servicing agreement. All of our officers are also employees of the Bank. We estimate that these officers will devote between 5% and 10% of their time to managing our business.

     . As a result of our relationship with the Bank, conflicts of interests will exist between us and the Bank concerning our acquisition from the Bank of mortgage assets, the servicing of our mortgage assets by the Bank and the modification of the advisory agreement or master loan purchase and servicing agreement.

     . No trading market is likely to exist for the preferred shares of the Bank you would receive if an automatic exchange were to occur because those shares probably would not be listed on any securities exchange or approved for quotation on the Nasdaq National Market or any other over-the-counter market.

                            Reasons For The Offering

    We are undertaking the offering for the following reasons:

    . The Bank expects that the Series B preferred shares will qualify as Tier 1 or Tier 2 capital of the Bank for U.S. bank regulatory purposes under relevant regulatory capital guidelines.

    . The dividends payable on the Series B preferred shares will be deductible by us for federal income tax purposes as a result of our qualification as a REIT.

    . The treatment of the Series B preferred shares as Tier 1 or Tier 2 capital of the Bank, and our ability to deduct, for federal income tax purposes, the dividends payable on the Series B preferred shares as a REIT, will provide the Bank with a more cost-effective means of obtaining Tier 1 and Tier 2 regulatory capital than if the Bank itself were to issue preferred shares.

    . Completing the offering will strengthen the Bank's capital base and thereby support its continued growth.

    . Completing the offering will strengthen our own capital base and permit us to expand our portfolio of mortgage loans. This will increase our future operating flexibility and diversify the risks associated with the mortgage loans in our portfolio.

                                  The Offering

Issuer ................. First Republic Preferred Capital Corporation, a Nevada
                         corporation operating as a REIT and created for the purpose of acquiring, holding and managing real estate mortgage assets.

Securities Offered ..... 1,200,000 of       % Series B noncumulative preferred
                         shares.

                         We have granted the underwriters an option for 30 days to purchase up to an additional 180,000 Series B preferred shares at the initial public offering price solely to cover over-allotments, if any.

Ranking ................ The Series B preferred shares rank senior to our common shares and equal to the Series A preferred shares and the Series C preferred shares with respect to dividend rights and rights upon liquidation. As a result, no payments of dividends or liquidation proceeds will be made to the holders of the common shares until all amounts owed in respect of the Series B preferred shares have been paid. If we do not have sufficient funds to pay all amounts owed to the holders of the Series A preferred shares, the Series B preferred shares and the Series C preferred shares, we will make payments to all three series in proportion to the outstanding liquidation preference of each series.

                         Additional preferred shares ranking senior or equal to the Series B preferred shares may not be issued without the approval of a majority of our Board of Directors and a majority of our independent directors. Issuance of additional preferred shares ranking senior to the Series B preferred shares also requires the approval of holders of at least 67% of the Series B preferred shares (and 67% of our other outstanding series of preferred shares, each voting as a separate class).

Dividends .............. We will pay dividends on the Series B preferred shares
                         at the rate of   % per year of the $25 liquidation
                         preference (an amount equal to $   per year per
                         share), if, when and as authorized by our Board of Directors. If authorized, dividends are payable quarterly in arrears on each March 30, June 30, September 30 and December 30 in each year, commencing March 30, 2002. Dividends will accrue from the first day of each dividend period, whether or not dividends are paid with respect to the preceding period. Dividends on the Series B preferred shares are not cumulative. Accordingly, if no dividend on the Series B preferred shares is authorized by our Board of Directors for any particular quarterly dividend period, holders of the Series B preferred shares will have no rights to receive a dividend for that period and we will have no obligation to pay a dividend for that period.

                         We anticipate that in most situations in which funds are available our Board of Directors will find it desirable to declare dividends on the Series B preferred shares because (i) we must pay dividends equal to at least 90% of our REIT taxable income each year in order to preserve our tax status as a REIT and
                         (ii) as described below, the
                             holders of our common shares, including the Bank, generally will not be entitled to receive dividends for years in which full dividends on the Series B preferred shares are not paid.

                             If full dividends are not paid or set aside for payment on the Series B preferred shares for any quarterly dividend period, the terms of the Series B preferred shares do not permit us to pay dividends on our common shares for that period and at least the following four quarterly periods. Once we pay amounts equal to the full dividends on the Series B preferred shares for all dividend periods falling within any tax year, however, we may make payments in that tax year on our common shares if necessary in order to preserve our status as a REIT for federal income tax purposes. If dividend payments are necessary in order to preserve our status as a REIT, and full dividend payments for that tax year have not been paid or set aside for payment to holders of Series B preferred shares, we must pay the unpaid portion to the holders of Series B preferred shares prior to making any dividend payment to holders of our common shares.

Liquidation Preference ..... The liquidation preference for each Series B preferred share is $25. That amount will be payable prior to any distribution to holders of our common shares upon liquidation. In addition to the liquidation preference, holders of the Series B preferred shares will be entitled upon liquidation to receive an amount equal to the full quarterly dividend on the Series B preferred shares accrued through the date of liquidation for the dividend period in which the liquidation occurs.

Redemption ................. The Series B preferred shares are not redeemable prior to December , 2006 (except upon the occurrence of a "Tax Event"--that is, a change in the tax laws or the related regulations or administrative interpretations that creates a material risk that dividends on our capital stock will not be fully deductible for federal income tax purposes or that we become or will become subject to more than an insignificant amount of taxes). On and after December , 2006, we may redeem the Series B preferred shares for cash at our option, in whole or in part, at any time and from time to time on not less than 30 days nor more than 60 days notice by mail, at a redemption price of $25 per share, plus the quarterly dividend on the redeemed shares accrued through the date of redemption for the dividend period in which the redemption occurs.

                             Upon the occurrence of a Tax Event, we will have the right to redeem the Series B preferred shares in whole (but not in part) at a redemption price equal to the liquidation preference per share, plus the quarterly dividend per share accrued through the date of redemption for the dividend period in which the redemption occurs. Any redemption, including upon the occurrence of a Tax Event, is subject to the prior written approval of the FDIC and, if required by applicable law, the Nevada Commissioner. See "Description of the Series B Preferred Shares--Redemption." The Series B preferred shares are not subject to any sinking fund or mandatory redemption and are not convertible into any of our other securities, but may, in certain limited circumstances, be exchanged automatically for preferred shares of the Bank as described in "Automatic Exchange," below.

Automatic Exchange ......... Each Series B preferred share will be exchanged automatically for one-fortieth of one preferred share of the Bank having substantially equivalent terms if the FDIC or the Nevada Commissioner directs an exchange in the event that the Bank becomes undercapitalized under applicable law, the Bank is placed into bankruptcy, reorganization, conservatorship or receivership or the FDIC or the Nevada Commissioner, in its sole discretion, anticipates the Bank becoming undercapitalized in the near term. Similar provisions apply to our other series of preferred stock.

Voting Rights .............. Holders of the Series B preferred shares will not have any voting rights, except for the limited voting rights described in this prospectus and except as required by law. On any matter on which holders of the Series A preferred shares, Series B preferred shares and Series C preferred shares vote together as one class, each Series B preferred share will be entitled to one-fortieth of one vote. We may not create additional preferred shares that rank senior to the Series B preferred shares and we may not make changes to the provisions of our articles of incorporation that adversely affect the rights of the holders of the Series B preferred shares without the approval of at least 67% of the holders of all outstanding Series B preferred shares.

Ownership Limits ........... Beneficial ownership by any individual or certain groups of individuals of more than 9.8% of our outstanding preferred shares, including the Series B preferred shares, is restricted in order to preserve our status as a REIT for federal income tax purposes. In the event of a transfer in violation of these ownership limitations, the shares may be transferred to a trustee as described under "Description of Capital Stock--Restrictions on Ownership and Transfer."

Listing .................... We have applied for quotation of the Series B preferred
                             shares on the Nasdaq National Market under the trading symbol " ."

Use of Proceeds ............ We intend to use substantially all of the proceeds from this offering to purchase mortgage assets from the Bank.

                                  Risk Factors

     You should carefully consider the following risks, as well as the risks relating to the Bank and the preferred shares of the Bank that are described in the Offering Circular, which is attached to this prospectus as Annex I, before purchasing the Series B preferred shares.

Risks Resulting From the Terms on Which the Series B Preferred Shares Will Be Issued

     A decline in the Bank's capital levels may result in your Series B preferred shares being subject to automatic exchange into preferred shares of the Bank.

     The returns from your investment in the Series B preferred shares will depend to a significant extent on the performance and capital of the Bank. A significant decline in the performance and capital levels of the Bank or the placement of the Bank into bankruptcy, reorganization, conservatorship or receivership could result in the automatic exchange of your Series B preferred shares for preferred shares of the Bank, which would represent an investment in the Bank and not in us. Under these circumstances:

     . You would be a preferred shareholder of the Bank at a time when the Bank's financial condition was deteriorating or when the Bank had been placed into bankruptcy, reorganization, conservatorship or receivership and, accordingly, it is unlikely that the Bank would be in a financial position to pay any dividends on the preferred shares of the Bank. An investment in the Bank is also subject to risks that are distinct from the risks associated with an investment in us. For example, an investment in the Bank would involve risks relating to the capital levels of, and other federal and state regulatory requirements applicable to, the Bank, and the performance of the Bank's overall loan portfolio and other business lines;

     . If a liquidation of the Bank occurs, the claims of depositors and creditors of the Bank and of the FDIC would have priority over your claims as a holder of the preferred shares of the Bank, and therefore, you likely would receive, if anything, substantially less than you would have received had the Series B preferred shares not been exchanged for preferred shares of the Bank. In addition, claims of holders of our Series A preferred shares and Series C preferred shares would be treated on an equal basis with claims of the holders of Series B preferred shares;

     . The exchange of the Series B preferred shares for preferred shares of the Bank would be a taxable event to you under the Internal Revenue Code, and you would incur a gain or a loss, as the case may be, measured by the difference between your basis in the Series B preferred shares and the fair market value of the Bank preferred shares received by you in the exchange; and

     . Our Series A preferred shares and Series C preferred shares also have a similar exchange feature whereby, under the circumstances described above, the FDIC can require an exchange of the Series A preferred shares and Series C preferred shares for preferred shares of the Bank at the same time as the Series B preferred shares are exchanged for preferred shares of the Bank. As a result, you would share any amounts available for distribution with the holders of the Series A preferred shares and the Series C preferred shares, and with the holders of any other preferred shares of the Bank.

     As a result of our obligations to creditors and holders of securities ranking equal to the Series B preferred shares, we may not be able to make dividend or liquidation payments to you.

     The Series B preferred shares rank:

     . junior to our borrowings and any other obligations to our creditors upon our liquidation;

     . equal to our Series A preferred shares and Series C preferred shares with regard to payment of dividends and amounts due upon liquidation; and

     . senior to our common shares with regard to payment of dividends and amounts due upon liquidation.

     If we incur significant indebtedness, we may not have sufficient funds to make dividend or liquidation payments on the Series B preferred shares. Upon our liquidation our obligations to our creditors would rank senior to the Series B preferred shares. At September 30, 2001, we had approximately $13,000 in accounts payable and other liabilities that, upon our liquidation, would be required to be paid before any payments could be made to holders of the Series B preferred shares. In addition, upon declaration of a dividend, or liquidation, dissolution or winding up, we are required to pay the holders of the Series A preferred shares and the Series C preferred shares at the same time and in the same proportions as we are required to pay you. Consequently, if we do not have sufficient funds to pay scheduled dividends to the holders of the Series A preferred shares, the Series B preferred shares and the Series C preferred shares, we may not declare or pay all or any portion of the scheduled dividends. Similarly, upon our liquidation, dissolution or winding up, if we do not have sufficient funds to pay the full liquidation amount to the holders of the Series A preferred shares, the Series B preferred shares and the Series C preferred shares, you may receive less than the $25 Series B preferred share liquidation amount.

     The terms of the Series B preferred shares limit our ability to incur debt in excess of 25% of our shareholders' equity without the approval of the independent directors, but do not require that we obtain the approval of the holders of the Series B preferred shares to incur that level of indebtedness or to issue additional series of preferred shares that rank equal to the Series B preferred shares as to payment of dividends or amount upon liquidation. As a result, subject to these limitations, we may incur obligations that may further limit our ability to make dividend or liquidation payments in the future.

     You are not entitled to receive dividends unless declared by our Board of Directors.

     Dividends on the Series B preferred shares are not cumulative. Consequently, if our Board of Directors does not declare a dividend on the Series B preferred shares for any quarterly period, including if prevented by bank regulators, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our Board of Directors may determine that it would be in our best interest to pay less than the full amount of the stated dividends or no dividends on the Series B preferred shares for any dividend period even though funds are available. In making this determination the Board of Directors would consider our financial condition and capital needs, the impact of current or pending legislation and regulations and general economic conditions and our continued qualification as a REIT.

Risks Resulting From the Bank's Status as a Regulated Institution

     Bank regulators may limit our ability to implement our business plan and may restrict our ability to pay dividends.

     Because we are a subsidiary of the Bank, federal and state regulatory authorities will have the right to examine us and our activities and under certain circumstances, to impose restrictions on the Bank or us that could impact our ability to conduct our business according to our business plan, which could materially adversely affect our financial condition and results of operations. Regulatory actions might result in the following:

     . If the Bank's regulators determine that the Bank's relationship to us results in an unsafe and unsound banking practice, the regulators could restrict our ability to transfer assets, to make distributions to our shareholders, including dividends on our preferred shares or to redeem our preferred shares or even require the Bank to sever its relationship with or divest its ownership interest in us. These types of actions potentially could result in our failure to qualify as a REIT and have a material adverse affect on our financial condition and results of operations.

     . Regulators could also prohibit or limit the payment of dividends on our preferred shares if the Bank becomes undercapitalized. The Bank will be deemed undercapitalized if its total risk-based capital ratio is less than 8%, its Tier 1 risk-based capital ratio is less than 4% or its Tier 1 leverage ratio is less than 4%. At September 30, 2001, the Bank had a total risk-based capital ratio of 12.70%, a Tier 1 risk-based capital ratio of 9.31% and a Tier 1 leverage ratio of 6.38%, which are sufficient for the Bank to be considered well-capitalized. Giving effect to this offering (and assuming no exercise of the underwriters' over-allotment option), the Bank's total risk-based capital ratio would have been 13.72%, Tier 1 risk-based capital ratio would have been 9.35% and Tier 1 leverage ratio would have been 6.42%, assuming all of the net proceeds are invested in assets bearing a 50% risk weighting under applicable FDIC regulations. We cannot assure you that the Bank will be well-capitalized under applicable regulations as of any future date. For purposes of calculating these capital ratios as a percentage of the Bank's risk-weighted assets, as opposed to its total assets, the Bank's assets are assigned to risk categories based on the relative credit risk of the asset in question. These risk weights consist of 0% for assets deemed least risky such as cash, claims backed by the full faith and credit of the U.S. government, and balances due from Federal Reserve banks, 20% for assets deemed slightly more risky such as portions of obligations conditionally guaranteed by the U.S. government or federal funds sold, 50% for assets deemed still more risky such as government issued revenue bonds, one-to-four family residential first mortgage loans and well-collateralized multifamily residential first mortgage loans and 100% for all other assets, including private sector loans such as commercial mortgage loans as well as bank-owned real estate. See "Information Regarding First Republic Bank--Regulatory Capital Requirements."

     . The FDIC could limit or prohibit the payment of dividends on the Series A preferred shares, the Series B preferred shares or the Series C preferred shares if it determines that the payment of those dividends is a capital distribution by the Bank and that the Bank's earnings and regulatory capital levels are below specified levels. Under FDIC regulations on capital distributions, the ability of the Bank to make a capital distribution varies depending primarily on the Bank's earnings and regulatory capital levels. Capital distributions are defined to include payment of dividends, share repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution.

Risks Associated With Our Business

     We do not have insurance to cover our exposure to borrower defaults and bankruptcies and special hazard losses that are not covered by our standard hazard insurance policies.

     We do not generally obtain general credit enhancements such as mortgagor bankruptcy insurance or obtain special hazard insurance for our mortgage assets, other than standard hazard insurance, which will in each case only relate to individual mortgage loans. Accordingly, we will be subject to risks of borrower defaults and bankruptcies and special hazard losses, such as losses occurring from earthquakes or floods, that are not covered by standard hazard insurance. In the event of a default on any mortgage loan held by us resulting from declining property values or worsening economic conditions, among other factors, we would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property plus any payments from an insurer (or guarantor in the case of commercial mortgage loans), and (ii) the amount owing on the mortgage loan.

     Our results will be affected by factors beyond our control.

     Our mortgage loan portfolio is subject to economic conditions that could affect the value of the real estate assets underlying our loans and therefore our results of operations will be affected by various conditions in the real estate market, all of which are beyond our control. These conditions may include:

     .   local and other economic conditions affecting real estate values;

     . changes in general economic conditions, including changes that might result from recent or future terrorist attacks and the U.S. response to such attacks;

     . the continued financial stability of our borrowers and those borrowers' ability to make mortgage payments;

     . interest rate levels and the availability of credit to refinance mortgage loans at or prior to maturity; and

     .   increased operating costs, including energy costs and real estate.

     Our loans are concentrated in California and adverse conditions there could adversely affect our operations.

     Properties underlying our current mortgage assets are concentrated primarily in California. When we complete this offering and our related purchase of additional mortgage loans, 70% of our mortgage assets will be secured by properties located in California. Adverse economic, political or business developments or natural hazards may affect California and the ability of property owners there to make payments of principal and interest on the underlying mortgages. If California experienced adverse economic, political or business conditions, we would likely experience higher rates of loss and delinquency on our mortgage loans than if our loans were more geographically diverse. California has recently experienced dramatic increases in energy prices and periodic energy supply shortages. These conditions could adversely affect our ability to pay dividends on the Series B preferred shares.

     We may acquire commercial mortgage loans, which are riskier than residential loans.

     Although we do not presently hold any commercial mortgage loans, we may invest in commercial mortgage loans in the future. Commercial mortgage loans tend to have shorter maturities than residential mortgage loans and may not be fully amortizing, meaning that they may have significant principal balances or "balloon" payments due on maturity. The properties that secure commercial mortgage loans, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than non-commercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, tenants may seek the protection of the bankruptcy laws, which could result in termination of leases.

     We may not be able to purchase loans at the same volumes or with the same yields as we have historically purchased.

     To date we have purchased all of the loans in our portfolio from the Bank. All of these loans were originated by the Bank. The quantity and quality of future loan originations by the Bank will depend on conditions in the markets in which the Bank operates, real estate values and interest rates. Consequently, we cannot assure you that the Bank will be able to originate loans at the same volumes or with the same yields as it has historically originated. This may interfere with our ability to maintain the requisite level of mortgage assets to maintain our qualification as a REIT. If the volume of loans originated by the Bank declines or the yields on those loans decline further, we would experience a material adverse effect on our business, financial condition and results of operations.

     We could be held responsible for environmental liabilities of properties we acquire through foreclosure.

     If we are forced to foreclose on a defaulted mortgage loan to recover our investment we may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. The amount of environmental liability could exceed the value of the real property. There can be no assurance that we would not be fully liable for the entire cost of any removal and clean-up on an acquired property, that the cost of removal and clean-up would not exceed the value of the property or that we could recoup any of the costs from any third party. In addition, we may find it difficult or impossible to sell the property prior to or following any environmental remediation.

     Our Board of Directors has broad discretion to revise our strategies.

     Our Board of Directors has established our investment and operating strategies. These strategies may be revised from time to time at the discretion of the Board of Directors without a vote of our shareholders. Changes in our strategies could have a negative effect on you.

     A decline in interest rates could reduce our earnings and affect our ability to pay dividends.

     Our income consists primarily of interest earned on our mortgage assets and short-term investments. A significant portion of our mortgage assets bear interest at adjustable rates. If there is a decline in interest rates, we will experience a decrease in income available to be distributed to our shareholders. If interest rates decline, we may also experience an increase in prepayments on our mortgage assets and may find it difficult to purchase additional mortgage assets bearing rates sufficient to support payment of dividends on our preferred shares. Because the dividend rates on the preferred shares are fixed, a significant and sustained decline in interest rates could materially adversely affect our ability to pay dividends on the preferred shares.

     We may incur debt in the future.

     Although we do not currently intend to incur any indebtedness in connection with the acquisition and holding of mortgage assets, we reserve the right to do so at any time (although indebtedness in excess of 25% of our total shareholders' equity may not be incurred without the approval of a majority of our independent directors). To the extent we change our policy with respect to the incurrence of indebtedness, we would be subject to risks associated with the operation of a leveraged business, including exposure to unanticipated changes in interest rates and the increased vulnerability to adverse business developments that result from having substantial interest expense in addition to regular operating expenses. Any borrowings would rank senior to our preferred shares.

Risks Associated with our Business Relationship with the Bank and the Conflicts of Interest Inherent in that Relationship

     We are dependent upon the Bank as advisor and servicer.

     The Bank, which holds almost all of our common shares, is involved in virtually every aspect of our business. We do not have any employees because we have retained the Bank to perform all necessary functions pursuant to the advisory agreement and the servicing agreement. Accordingly, we are dependent for the selection, structuring and monitoring of its mortgage assets on the officers and employees of the Bank, as advisor. In addition, we are dependent upon the expertise of the Bank, as servicer, for the servicing of the mortgage loans. We also face significant restrictions on obtaining such services from third parties; the termination of the advisory and servicing agreements with the Bank requires the affirmative vote of a majority of our Board of Directors, a majority of which is composed of directors and officers of the Bank. The Bank, as advisor and servicer, may subcontract all or a portion of its obligations under these agreements, to non-affiliates, involved in the business of managing our mortgage assets. In the event the Bank subcontracts its obligations in such a manner, we will be dependent upon the subcontractor to provide services. See "Management--Advisory Agreement" and "Business--Servicing."

     Our relationship with the Bank may create conflicts of interest.

     The Bank is, and is expected to continue to be, involved in virtually every aspect of our operations. The Bank is the holder of substantially all of our common shares and will administer our day-to-day activities in its role as advisor under the advisory agreement. The Bank will also act as servicer of the mortgage loans on our behalf under the servicing agreement. In addition, other than the independent directors, all of our officers and directors are also officers and/or directors of the Bank. Their compensation is paid by the Bank, and they have substantial responsibilities in connection with their work as employees and officers of the Bank. As the holder of all or almost all of our outstanding voting shares, the Bank has the right to elect all of our directors, including the independent directors.

     The Bank may have interests that are dissimilar to or in conflict with our interests. Consequently, conflicts of interest may arise with respect to transactions, including without limitation, future acquisitions of mortgage assets from the Bank; servicing of mortgage loans; and the renewal, termination or modification of the advisory agreement or the servicing agreement. It is our intention and the intention of the Bank that any agreements and transactions between us, on the one hand, and the Bank, on the other hand, are fair to both parties and consistent with market terms, including prices that are paid and received on the acquisition of mortgage assets by us or in connection with the servicing of mortgage loans. The requirement in the terms of the Series B preferred shares that certain of our actions be approved by a majority of the independent directors is also intended to ensure fair dealings between us and the Bank, although the independent directors are appointed by the Bank. There can be no assurance, however, that such agreements or transactions will be on terms as favorable to us as those that could have been obtained from unaffiliated third parties. See "Business--Management Policies and Programs--Conflict of Interest Policies."

     Currently, we acquire all of our mortgage assets from the Bank under a master mortgage loan purchase and servicing agreement between us and the Bank. We do not have independent underwriting criteria for the loans we purchase and rely on the Bank's underwriting standards for loan originations. Those criteria may change over time. Our Board of Directors has adopted certain policies to guide the acquisition and disposition of assets but these policies may be revised from time to time at the discretion of the board of directors without a vote of our shareholders. We intend to acquire all or substantially all of the additional mortgage assets we may acquire in the future from the Bank on terms that are comparable to those that could be obtained by us if such mortgage assets were purchased from unrelated third parties, but we cannot assure you that this will always be the case.

     As a result of the fact that the Bank is our controlling shareholder and our advisor, it is possible that, notwithstanding our good faith belief to the contrary, we in fact pay more for these loans than if we bought them from an unaffiliated third party and loans purchased from the Bank in the future may be of lesser quality than those currently in our loan portfolio.

     We may encounter delays and obstacles in liquidating defaulted mortgage loans limiting our ability to receive and utilize proceeds.

     Even assuming that the mortgaged properties underlying the mortgage loans held by us provide adequate security for the mortgage loans, we could encounter substantial delays in connection with the liquidation of defaulted mortgage loans, with corresponding delays in the receipt of related proceeds.

Until we receive the proceeds, we will be unable to acquire new mortgage loans or other mortgage assets that produce income that we can use to pay dividends to the holders of the Series B preferred shares.

     An action to foreclose on a mortgaged property securing a mortgage loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the borrower or other creditors raise defenses or counterclaims are interposed, sometimes requiring several years to complete. Furthermore, in some states, including California, an action to obtain a deficiency judgment is not permitted following a nonjudicial sale of a mortgaged property. In the event of a default by a mortgagor, these restrictions, among other things, may impede the ability of the Bank to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due on the related mortgage loan. In addition, the servicer will be entitled to deduct from collections received all expenses reasonably incurred in attempting to recover amounts due and not yet repaid on liquidated mortgage loans, including legal fees and costs of legal action, real estate taxes, insurance and maintenance and preservation expenses, thereby reducing amounts available with respect to the mortgage loans.

     Risks Arising From the Possible Absence of a Trading Market in Which You Could Dispose of Your Investment

     An active trading market for the Series B preferred shares may not develop and the market price of the Series B preferred shares may be lower than the public offering price.

     Prior to this offering, there has been no public market for the Series B preferred shares. We have, however, applied for quotation of the Series B
preferred shares on the Nasdaq National Market under the symbol "       ."
Nevertheless, we cannot assure you that an active trading market for the Series B preferred shares will develop or be sustained. If a market were to develop, the prices at which the Series B preferred shares may trade will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. If an active trading market does not develop, the absence of an active market may adversely affect the market price of the Series B preferred shares or your ability to sell them at all.

     The Bank preferred shares will not be traded on any national securities exchange or automated quotation system, which may impede selling the Bank preferred shares.

     Although the Series B preferred shares are expected to be included on the Nasdaq National Market, the Bank does not intend to apply for listing or quotation of its preferred shares on any national securities exchange or automated quotation system. Consequently, we cannot assure you as to the liquidity of the trading market for the Bank's preferred shares, if issued, or that an active trading market will develop or be sustained. The lack of liquidity and an active trading market could adversely affect your ability to dispose of the Bank's preferred shares if issued in automatic exchange for our Series B preferred shares.

     Risks Related to Our Status as a REIT

     If we were to fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates.

     If we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. As a result, the amount available for distribution to our shareholders, including the holders of our preferred shares, would be reduced for the year or years involved and we would not be subject to the REIT requirement that we distribute substantially all of our income. In addition, unless entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. The failure to qualify as a REIT would reduce our net earnings available for distribution to our shareholders, including holders of our Series B preferred shares, because of the additional federal tax liability for the year or years involved. Our failure to qualify as a REIT would neither by itself give us the right to redeem the Series A preferred shares, the Series B preferred shares or the Series C preferred shares, nor would it give the holders of the preferred shares the right to have their shares redeemed.

     Although we currently intend to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and in the best interest of holders of our common shares and preferred shares to revoke our REIT election. The tax law generally prohibits us from electing treatment as a REIT for the four taxable years following the year of any such revocation.

     If we do not distribute 90% of our net taxable income, we may not qualify as a REIT.

     In order to qualify as a REIT, we generally are required each year to distribute to our shareholders at least 90% of our REIT taxable income, excluding net capital gains. We may retain the remainder of our REIT taxable income or all or part of our net capital gain, but will be subject to federal tax at regular corporate rates on that income. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions considered as paid by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for the calendar year, (ii) 95% of our capital gains net income for the calendar year and (iii) 100% of any undistributed income from prior periods. Under certain circumstances, federal or state regulatory authorities may restrict our ability, as a subsidiary of the Bank, to make distributions to our shareholders in an amount necessary to retain our REIT qualification. Such a restriction could result in us failing to qualify as a REIT. To the extent our REIT taxable income may exceed the actual cash received for a particular period, we may not have sufficient liquidity to make distributions necessary to retain our REIT qualification.

     If ownership of the common shares of the Bank becomes concentrated in a small number of individuals, we may fail to qualify as a REIT.

     To maintain our status as a REIT, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, at any time during the last half of each taxable year. We believe that we currently satisfy, and expect to continue to satisfy after this offering, this requirement because for this purpose our common shares held by the Bank are treated as held by the Bank's shareholders. However, it is possible that the ownership of the Bank might become sufficiently concentrated in the future that five or fewer individuals would be treated as having constructive ownership of more than 50% of the value of our shares. We may have difficulty monitoring the daily ownership and constructive ownership of our outstanding shares and, therefore, we cannot assure that we will continue to meet the share ownership requirement. This risk may be increased in the future as the Bank carries out its common share repurchase program because repurchases may cause ownership in the Bank to become more concentrated. In addition, while the fact that the Series A preferred shares, the Series B preferred shares and the Series C preferred shares may be redeemed or exchanged will not affect our REIT status prior to any redemption or exchange, the redemption or exchange of all or a part of the Series A preferred shares, the Series B preferred shares or the Series C preferred shares could adversely affect our ability to satisfy the share ownership requirements in the future.

     We may redeem all of our preferred shares at any time upon the occurrence of a Tax Event.

     At any time following the occurrence of certain changes in the tax laws or regulations concerning REITs that would result in us being unable to qualify as a REIT, we will have the right to redeem each series of preferred shares in whole, but not in part, subject to the prior written approval of the FDIC. We would have the right to redeem the preferred shares if there is a Tax Event --as a result of changes to the tax laws or regulations:

     . dividends paid by us with respect to our capital stock are not fully deductible by us for income tax purposes; or

     . we are, or will be, subject to more than a nominal amount of other taxes, duties or other governmental charges.

     The occurrence of a Tax Event will not, however, give the holders of our preferred shares any right to have their shares redeemed.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the sections on "Prospectus Summary," "Dividend Policy," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

         .   our business strategy;

         . our estimates regarding our capital requirements and our need for additional financing; and

         . our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

         In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," "continue" and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. There may be events in the future, however, that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this prospectus. You should not place undue reliance on our forward-looking statements. Before you invest in our Series B preferred shares, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition.

                                 USE OF PROCEEDS

         We estimate that the gross proceeds that we will receive from the sale of the Series B preferred shares, before deducting the underwriting discount and estimated expenses, will be approximately $30 million, or approximately $34.5 million if the underwriters exercise their over-allotment option in full. The Bank intends to pay all costs associated with this offering of Series B preferred shares, so the entire gross proceeds will be available to us. We intend to use substantially all of the proceeds to purchase additional single family mortgage loans from the Bank. When the Bank receives those funds, they will be available for its general corporate purposes. The completion of this offering will strengthen the Bank's capital base and thereby support its continued growth.

                                 DIVIDEND POLICY

         Dividends will be declared at the discretion of our Board of Directors after it considers our distributable funds and financial requirements, tax considerations and other factors. We currently expect to pay substantially all of our REIT taxable income, excluding capital gains, as dividends on our outstanding capital stock. In order to remain qualified as a REIT, we must distribute annually at least 90% of our REIT taxable income, excluding capital gains, to shareholders. The terms of our preferred shares prevent us from making payments on our common shares, primarily held by the Bank, unless we are current in the payment of our dividends on our preferred shares for four consecutive quarters or unless a dividend payment to our common shareholders is required to maintain our status as a REIT, in which case we must pay full dividends for that tax year on our preferred shares. We anticipate that none of the dividends on the Series A preferred shares, the Series B preferred shares, the Series C preferred shares or the common shares will constitute non-taxable returns of capital.

         There are several limitations on our ability to pay dividends. First, under our current dividend policy, we may not pay any dividend with respect to any year to the extent that, after taking into account the dividend, total cash or property distributions on our outstanding equity securities with respect to that year would exceed 105% of our "REIT taxable income" (excluding capital gains) for that year plus our net capital gains for that year. This policy regarding the limitations on payment of dividends may not be modified without the approval of a majority of the independent directors. Second, if we fail to declare and pay full dividends on the Series B preferred shares in any dividend period, we may not make any dividends or other distributions with respect to the common shares or any other security ranking junior to the Series B preferred shares, until such time as full dividends on all outstanding Series B preferred shares have been (i) declared and paid for four consecutive dividend periods and
(ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fifth consecutive dividend period, unless payments are necessary in order to preserve our status as a REIT for federal income tax purposes. See "Description of The Series B Preferred Shares--Dividends." In the event dividend payments are necessary in order to preserve our status as a REIT and the conditions set forth in the preceding clauses (i) and (ii) have not been satisfied, an amount equal to full dividends for the current tax year must be declared and paid to the holders of Series B preferred shares before any dividend payment can be made to holders of common shares or any other security ranking junior to the Series B preferred shares as to dividends. See "Description of the Series B Preferred Shares--Dividends." Third, Nevada law provides that dividends may not be paid if, after giving effect to the dividends: (i) we would not be able to pay our indebtedness as the indebtedness becomes due in the usual course of business; or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed if we were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution.

         The FDIC's prompt corrective action regulations prohibit entities such as the Bank from making "capital distributions," which include a transaction that the FDIC determines, by order or regulation, to be "in substance a distribution of capital," unless the institution is at least adequately capitalized after the distribution. It is possible that the FDIC would prohibit the payment of dividends on our preferred shares under these regulations if the Bank failed to maintain a status of at least adequately capitalized. The Nevada banking law contains similar provisions. Currently under the FDIC's rules, an institution is deemed well capitalized if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and a Tier 1 leverage ratio of at least 5%. An institution is considered adequately capitalized if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4% and a Tier 1 leverage ratio of at least 4%. At September 30, 2001, the Bank's total risk-based capital ratio was 12.70%, Tier 1 risk-based capital ratio was 9.31% and Tier 1 leverage ratio was 6.38%. Adjusted to give effect to the sale of the Series B preferred shares in the offering (but assuming no exercise of the underwriters' over-allotment option), and assuming all of the net proceeds are invested in assets bearing a 50% risk weighting, the Bank's total risk-based capital at September 30, 2001 would have been 13.72%, Tier 1 risk-based capital would have been 9.35% and Tier 1 leverage would have been 6.42%.

         If the automatic exchange occurs, it almost certainly will take place under circumstances in which the Bank will be considered less than adequately capitalized for purposes of the federal and state prompt corrective action regulations. Thus, at the time of the automatic exchange, the Bank probably will be prohibited from paying dividends on its preferred shares, including the preferred shares issued in the exchange. The Bank's ability to pay dividends on its preferred shares following the automatic exchange also would be subject to various restrictions under federal and state banking regulations. If the Bank did pay dividends on its preferred shares, these dividends would be paid out of its capital surplus. See "Information Regarding First Republic Bank."

         Under certain circumstances, including a determination that the Bank's relationship with us results in an unsafe and unsound banking practice, federal and state regulatory authorities will have additional authority to restrict our ability to make dividend payments to our shareholders.

         We expect to have sufficient income to pay full dividends on our preferred shares. Our distributable funds will consist primarily of interest and principal payments on our mortgage assets, and we anticipate that a significant portion of those assets will earn interest at adjustable rates. Accordingly, if there is a decline in interest rates, we will experience a decrease in income available to be distributed to our shareholders. In a period of declining interest rates, we also may find it difficult to purchase additional mortgage assets bearing rates sufficient for us to be able to pay dividends on the Series B preferred shares, and the obligors on the fixed rate mortgage loans in our portfolio will be more likely to refinance their mortgages and therefore prepay those loans at a time when the only fixed rate mortgages available to replace them bear interest at lower rates. Under these circumstances we may not have sufficient income to pay full dividends on our preferred shares.

         As of September 30, 2001, the weighted average note rate of the loans included in our loan portfolio was approximately 7.19%. After deducting the net service fee payable to the Bank, the net yield on our loan portfolio was approximately 6.94%. The net yield on interest-earning assets would have to be less than approximately % for us to have less than $ million of net income. The $ million would be sufficient to pay annual dividends on the Series A preferred shares, the Series B preferred shares and the Series C preferred shares at the applicable dividend rates of 10.50%, % and 5.7%, respectively. This calculation assumes that:

         . the mortgage assets and any short-term investments currently held are held for the twelve-month period following consummation of this offering;

         . we reinvest principal repayments in additional mortgage assets with payment characteristics and rates similar to those that were prepaid;

         . interest rates remain at their current level for the next twelve-month period;

         .   our expenses total $ during the twelve-month period;

         .   we do not incur interest-bearing liabilities;

         .   the underwriters do not exercise the over-allotment option; and

         . at the completion of this offering, we acquire additional mortgage loans with aggregate outstanding principal balances of approximately $60 million, and as a result, our entire mortgage portfolio will have the characteristics described elsewhere in this prospectus.

         At current interest rates and based on the assumptions in the preceding sentence, we anticipate that the loan portfolio and short-term investments will generate interest income of approximately $ million, net of servicing and advisory fees and other operating expenses, during the twelve-month period following the completion of this offering. Because the aggregate annual dividend payments on the Series A preferred shares, the Series B preferred shares and the Series C preferred shares are anticipated to be approximately $5.775 million, $ million and $0.399 million, respectively, we anticipate, based on the analysis and assumptions described above, that approximately $ million would be available for payment of dividends to holders of the outstanding common shares during the twelve-month period. Accordingly, we expect that, after paying dividends on the Series A preferred shares, the Series B preferred shares and the Series C preferred shares, we will pay dividends to holders of our common shares. If our loan portfolio were to decrease by 20% and these funds were invested in short-term instruments, approximately $ million would be available for payment of dividends to holders of our common shares. If our loan portfolio were to earn interest at a 1% lower rate, approximately $ million would be available for payment to holders of our common shares.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of September 30, 2001 on an actual basis, and as adjusted to give effect to the sale of the 1,200,000 Series B preferred shares we are offering (assuming the underwriters do not exercise the over-allotment option) and the application of the estimated proceeds from this offering as described in "Use of Proceeds." You should read this table in conjunction with our financial statements and notes thereto we include elsewhere in this prospectus.

                                                                                           As of September 30, 2001
                                                                                     ------------------------------------
                                                                                         Actual         As Adjusted/(1)/
                                                                                     --------------   -------------------
                                                                                              (In thousands)
                                                                                     ------------------------------------
Preferred shares, Series A, 10.50% noncumulative, exchangeable; $.01 par value; $1,000 liquidation value per share; 55,000 shares authorized;
   55,000 shares issued and outstanding ............................................   $ 55,000            $ 55,000
Preferred shares, Series B, % noncumulative, exchangeable; $.01 par value; $25 liquidation value per share; 1,380,000 shares authorized,
   1,200,000 shares issued and outstanding .........................................         --              30,000
Preferred shares, Series C, 5.7% noncumulative, convertible, exchangeable; $.01 par value; $1,000 liquidation value per share;
   10,000 shares authorized; 7,000 shares issued and outstanding ...................      7,000               7,000
Common shares, $.01 par value, 25,000,000 shares authorized; 11,243,472 shares issued and outstanding at September 30, 2001 and 16,572,637
   shares, as adjusted to reflect this offering ....................................        112                 166
Additional paid-in capital .........................................................     63,182              93,128
Retained earnings ..................................................................      1,664               1,664
                                                                                       --------            --------
         Total shareholders' equity ................................................   $126,958            $186,958
                                                                                       ========            ========

----------------------
(1) The as adjusted amount reflects receipt and application of the proceeds from the current offering after reimbursement by the Bank for underwriters' discounts and commissions and estimated expenses, the contribution by the Bank of $30 million of capital in exchange for 5,329,165 of additional shares of common stock, and assumes the investment of the proceeds in short-term investments. If the underwriters' over-allotment option is exercised in full, (a) an aggregate of 1,380,000 Series B preferred shares will be issued in the offering, resulting in aggregate proceeds of approximately $34.5 million after reimbursement by the Bank of the underwriters' discounts and commissions and estimated expenses, the Bank's contribution of additional capital will be $34.5 million, and (b) the total shareholders' equity as adjusted would amount to $195.958 million.

                                    BUSINESS

General

         Our principal business objective is to acquire and hold mortgage assets that will generate net income for distribution to shareholders. We acquired all of the mortgage assets in our loan portfolio at September 30, 2001 from the Bank and we anticipate that we will acquire substantially all additional mortgage assets from the Bank. We have been operating and intend to continue to operate as a REIT for federal and state income tax purposes. As a REIT, we generally will not be required to pay federal income tax if we distribute substantially all of our earnings to our shareholders and continue to meet a number of other requirements. As of September 30, 2001, we held loans acquired from the Bank with gross outstanding principal balances of $124.7 million. Our loan portfolio at September 30, 2001 consisted entirely of mortgage assets secured by single family properties. All of our loan portfolio at September 30, 2001 consisted of loans originated by the Bank.

Liquidity And Capital Resources

         Our principal liquidity needs will be to fund the acquisition of additional mortgage assets as borrowers repay mortgage assets held by us and to pay dividends. We will fund the acquisition of additional mortgage loans with the proceeds of principal repayments on our current portfolio of mortgage loans. Proceeds from interest payments will be reinvested until used for the payment of operating expenses and dividends. We do not anticipate that we will have any other material capital expenditures. We believe that cash generated from the payment of interest and principal on the mortgage assets will provide us with sufficient funds to meet our operating requirements and to pay dividends in accordance with the requirements to be taxed as a REIT for the foreseeable future.

General Description of Mortgage Assets

         Current Mortgage Assets. Our mortgage assets as of September 30, 2001 were mortgage loans originated by the Bank and secured by single family (one- to four-unit) homes. At September 30, 2001, the aggregate outstanding principal balance of those loans was $124.7 million.

         Mortgage-Backed Securities. We may from time to time acquire fixed-rate or variable-rate mortgage-backed securities representing interests in pools of mortgage loans. A portion of any such mortgage-backed securities may have been originated by the Bank by exchanging pools of mortgage loans for the mortgage-backed securities. The mortgage loans underlying the mortgage-backed securities will be secured by single family residential properties located throughout the United States.

         We intend to acquire only investment grade mortgage-backed securities issued by agencies of the federal government or government sponsored agencies, such as the Federal Home Loan Mortgage Corporation ("FHLMC"), Fannie Mae and GinnieMae. We do not intend to acquire any interest-only, principal-only or similar mortgage-backed securities.

         Residential Mortgage Loans. The Bank originates and may from time to time acquire both conforming and nonconforming residential mortgage loans. Conventional conforming residential mortgage loans comply with the requirements for inclusion in a loan guarantee program sponsored by either the FHLMC or Fannie Mae. The nonconforming residential mortgage loans that we purchase from the Bank will be nonconforming because they have original principal balances that exceed the limits for FHLMC or Fannie Mae programs. We believe that all residential mortgage loans will meet the requirements for sale to national private mortgage conduit programs or other investors in the secondary mortgage market.

         Each residential mortgage loan will be evidenced by a promissory note secured by a mortgage or deed of trust or other similar security instrument creating a first lien on single family (one- to four-unit) residential properties, including shares allocated to a dwelling unit in a residential cooperative housing corporation. Residential real estate properties underlying residential mortgage loans consist of individual dwelling units, individual cooperative apartment units, individual condominium units, two- to four-family dwelling units, planned unit developments and townhouses. We currently expect that most of the residential mortgage loans we acquire will be adjustable rate or intermediate fixed rate mortgage loans; however, we may also purchase longer term fixed rate residential mortgage loans.

         Commercial Mortgage Loans. While we do not currently own, and have never owned, any commercial mortgage loans, we may from time to time in the future acquire commercial mortgage loans secured by multifamily buildings, industrial and warehouse properties, recreational facilities, office buildings, retail space and shopping malls, hotels and motels, hospitals, nursing homes or senior living centers. Our current policy is not to acquire any interest in a commercial mortgage loan if commercial mortgage loans would constitute more than 15% of our mortgage assets immediately following the acquisition. Unlike residential mortgage loans, commercial mortgage loans generally lack standardized terms. Commercial mortgage loans may also not be fully amortizing, meaning that they may have a significant principal balance or "balloon" payment due on maturity. Moreover, commercial properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than non-commercial properties, generally giving rise to increased costs of compliance with environmental laws and regulations. There is no requirement regarding the percentage of any commercial real estate property that must be leased at the time the Bank acquires a commercial mortgage loan secured by commercial real estate property, and there is no requirement that commercial mortgage loans have third party guarantees.

         The credit quality of a commercial mortgage loan may depend on, among other factors, the existence and structure of underlying leases, the physical condition of the property (including whether any maintenance has been deferred), the creditworthiness of tenants, the historical and anticipated level of vacancies and rents on the property and on other comparable properties located in the same region, potential or existing environmental risks, the availability of credit to refinance the commercial mortgage loan at or priority to maturity and the local and regional economic climate in general. Foreclosures of defaulted commercial mortgage loans are generally subject to a number of complicating factors, including environmental considerations, which are generally not present in foreclosures of residential mortgage loans.

         Other Real Estate Assets. We may invest up to 5% of the total value of our portfolio in assets eligible to be held by REITs other than those described above. In addition to commercial mortgage loans, these assets could include cash, cash equivalents and securities, including shares or interests in other REITs and partnership interests.

Management Policies and Programs

         In administering our mortgage assets, the Bank has a high degree of autonomy. Our Board of Directors, however, has adopted certain policies to guide the acquisition and disposition of assets, use of capital and leverage, credit risk management and certain other activities. These policies, which are discussed below, may be amended or revised from time to time at the discretion of our board of directors without a vote of our shareholders, including holders of the Series A preferred shares, the Series B preferred shares and the Series C preferred shares.

         Asset Acquisition Policies. After the completion of the offering, we anticipate that we will from time to time continue to purchase additional mortgage assets. We intend to acquire all or substantially all of these mortgage assets from the Bank at prices that we believe are consistent with the prices we would obtain in arm's-length transactions with third parties. Neither we nor the Bank currently have specific policies with respect to the purchase by us from the Bank of particular loans or pools of loans, other than our requirement that these assets must be eligible to be held by a REIT. We intend to acquire only performing loans from the Bank. We also periodically may acquire mortgage assets from unrelated third parties. To date, we have not entered into any arrangements or adopted any procedures by which we would purchase mortgage assets from unrelated third parties, and we have not entered into any agreements with any third parties with respect to the purchase of mortgage assets. The Bank has, however, purchased mortgage assets from unrelated third parties and these assets are eligible to be purchased by us. We anticipate that we would purchase mortgage assets from unrelated third parties only if neither the Bank nor any of its affiliates had amounts or types of mortgage assets sufficient to meet our requirements. We currently anticipate that the mortgage assets that we purchase will primarily include single family mortgage loans, although we may purchase commercial real estate mortgages, multifamily housing mortgages and other types of mortgage assets. In addition, we may also from time to time acquire limited amounts of other assets eligible to be held by REITs.

         In order to preserve our status as a REIT under the Internal Revenue Code, substantially all of our assets must consist of mortgage loans and other qualified assets of the type set forth in Section 856(c)(6)(B) of the Internal Revenue Code. The other qualifying assets include cash, cash equivalents and securities, including shares or interests in other REITs, although we do not currently intend to invest in shares or interests in other REITs. See "Federal Income Tax Consequences--Taxation of First Republic Preferred Capital Corporation."

         Additional Issuances of Preferred Shares. We have made two offerings of our preferred shares prior to the sale of this offering of Series B preferred shares. Each time, we have acquired from the Bank mortgage assets with an outstanding principle balance equal to approximately two times the liquidation preference of the preferred shares we were selling. This will also be true for the sale of the Series B preferred shares. We fund these purchases with the proceeds of the offering and the issuance of common shares to the Bank. We expect this ratio to continue in respect to any of our future offerings of preferred shares.

         Capital and leverage policies. If our Board of Directors decides that we require additional funding, we may seek to raise funds through additional equity offerings or debt financings. We also may seek to retain cash that otherwise would be used to pay dividends, but only after considering the consequences of such action under the provisions of the Internal Revenue Code requiring the distribution by a REIT of not less than 90% of its REIT taxable income and taking into account taxes that would be imposed on undistributed taxable income.

         We will have no debt outstanding following consummation of the offering, and we do not currently intend to incur any indebtedness. Our organizational documents, however, do not contain any limitation on the amount or percentage of debt, funded or otherwise, that we may incur. Notwithstanding the foregoing, the terms of our preferred shares provide that we may not, without the approval of a majority of our independent directors, incur debt for borrowed money in excess of 25% of our total stockholders' equity. Any debt incurred may include intercompany advances made by the Bank to us.

         We also may issue additional series of preferred shares. We may not, however, issue additional preferred shares ranking senior to the Series A preferred shares, the Series B preferred shares or the Series C preferred shares without consent of holders of at least two-thirds of each of the respective classes of outstanding preferred shares, each voting as a separate class. Although our articles of incorporation do not prohibit or otherwise restrict the Bank or its affiliates from holding and voting our preferred shares, to our knowledge the Bank and its affiliates currently hold none of our preferred shares. We may not issue additional preferred shares ranking senior or equal to the Series A preferred shares, the Series B preferred shares or the Series C preferred shares without the approval of a majority of our independent directors. Other than the Series C preferred shares, we do not currently intend to issue any additional series of preferred shares. Prior to any future issuance of additional preferred shares, we will take into consideration the Bank's regulatory capital requirements and the cost of raising and maintaining that capital at the time.

         Credit Risk Management Policies. We intend that each mortgage loan sold to us by the Bank will represent a first lien position and will be originated in the ordinary course of the originator's real estate lending activities based on the underwriting standards generally applied (at the time of origination) for the originator's own account. We also intend that all mortgage assets held by us will be serviced pursuant to our servicing agreement with the Bank, which requires servicing in conformity with accepted secondary market standards, with any servicing guidelines promulgated by us and, in the case of the residential mortgage loans, with Fannie Mae and FHLMC guidelines and procedures.

         Conflict of Interest Policies. Because of the nature of our relationship with the Bank, it is likely that conflicts of interest will arise with respect to certain transactions, including, without limitation, our acquisition of mortgage assets from the Bank and the modification of the advisory agreement or the servicing agreement. Despite this potential, it is our policy, and the policy of the Bank, to keep the terms of any financial dealings with the Bank consistent with those available from unrelated third parties in the mortgage lending industry. In addition, neither the advisory agreement nor the master loan purchase and servicing agreement may be modified or terminated without the approval of a majority of the independent directors.

         Conflicts of interest between us and the Bank may also arise in connection with making decisions that bear upon the credit arrangements that the Bank may have with a borrower. Conflicts could also arise in connection with actions taken by the Bank as a controlling person of us. It is our intention and the intention of the Bank that any agreements and transactions between us, on the one hand, and the Bank, on the other hand, including without limitation the servicing agreement, are fair to both parties and are consistent with market terms for such types of transactions. The master loan purchase and servicing agreement provides that the Bank must perform foreclosures and dispositions of the mortgage loans with a view toward maximizing the recovery by us, and that the servicer must service the mortgage loans solely with a view towards our interests, and without regard to the interests of the Bank. The requirement in the terms of the Series B preferred shares that certain of our actions be approved by a majority of the independent directors is also intended to ensure fair dealings between us and the Bank. There can be no assurance, however, that any such agreement or transaction in fact will be on terms as favorable to us as would have been obtained from unaffiliated third parties.

         There are no provisions in our articles of incorporation limiting any officer, director, security holder or affiliate of ours from having any direct or indirect interest in any mortgage assets to be acquired or disposed of by us or in any transaction in which we have an interest or from engaging in acquiring, holding or managing such mortgage assets. As described elsewhere in this prospectus, it is expected that the Bank will have direct interests in transactions with us, including without limitation, the transfer of mortgage assets to us. It is not currently anticipated, however, that any of our officers or directors will have any interests in such mortgage assets.

         Other Policies. We intend to operate in a manner that will not subject us to regulation under the Investment Company Act of 1940. We do not intend to
(i) invest in the securities of other issuers for the purpose of exercising control over such issuers, (ii) underwrite securities of other issuers, (iii) actively trade in loans and other investments, (iv) offer securities in exchange for property, or (v) make loans to third parties, including without limitation, officers, directors or other affiliates of ours. We may, under certain circumstances, purchase the Series B preferred shares or any other series of our preferred shares or common shares in the open market or otherwise.

         We have no present intention of repurchasing any shares of our capital stock, and any action of this type would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a REIT.

         We currently intend to make investments and operate our business at all times in such a manner as to be consistent with the requirements of the Code to qualify as a REIT. Future economic, market, legal, tax or other considerations, however, may cause the Board of Directors, subject to approval by a majority of the independent directors, to determine that it is in our best interests and in the best interest of our shareholders to revoke our REIT status.

Description of Loan Portfolio

         General. The Bank originates residential mortgage loans in the ordinary course of its real estate lending activities. The Bank has represented to us that all of the mortgage loans in our portfolio were originated generally in accordance with the underwriting policies employed by the Bank at the time of origination. In connection with this offering, we will acquire mortgages with an outstanding principal balance of approximately $60 million from the Bank. The information about our mortgage loan portfolio in this section assumes we had acquired these mortgages at September 30, 2001. A portion of the new mortgages, representing approximately 16% of our total portfolio, was purchased by the Bank in December 1998 from an unaffiliated party following completion by the Bank of its normal underwriting procedures. The mortgage loans we hold at September 30, 2001 will mature beginning in July 2021 and generally bear interest at rates ranging from 6.00% per annum to 8.50% per annum with a weighted average note rate of 7.20% per annum.

          The residential mortgage loans were originated between April 1989 and November 2000, and have original terms to stated maturity of either 15 or 30 years. The weighted average number of months since origination of the residential mortgageloans (calculated as of September 30, 2001) was 52. The weighted average "Loan-to-Value Ratio" of these residential mortgage loans was approximately 60% at September 30, 2001. "Loan-to-Value Ratio" means the ratio (expressed as a percentage) of the current principal amount of a mortgage loan to the lesser of (i) the most recent appraised value of the underlying mortgage property, or (ii) if the mortgage loan was made to finance the acquisition of property, the purchase price of the mortgaged property.

         The mortgage notes with respect to the residential mortgage loans contain "due-on-sale" provisions, which prevent the unauthorized transfer of property serving as collateral for the residential mortgage loan and accelerate the payment of the outstanding principal balance of the residential mortgage loan. "Due-on-sale" provisions in mortgage notes with respect to adjustable rate residential mortgage loans may be applicable in the period prior to the first rate adjustment date.

         Residential Mortgage Loans. The following types of residential mortgage loan products, each of which is more fully described below, are included in the mortgage loans: Monthly Eleventh District COFI ARM, Six-Month Eleventh District COFI ARM, One-Year Treasury ARM, 5/1 Year ARM, 7/1 Year ARM, 10/1 Year ARM, 15-Year Fixed and 30-Year Fixed.

         The majority of the residential mortgage loans are adjustable rate mortgages or loans that become adjustable after an initial period. Of the residential mortgage loans, 48% bear interest at rates that adjust within one year. An additional 31% of the residential mortgage loans bear interest at rates that will adjust after an initial fixed rate period. The interest rate in an "adjustable rate mortgage" or an "ARM" is typically tied to an index (either COFI--the "cost of funds index"--or the One Year Treasury Index or "CMT"), and is adjustable periodically. ARMs are typically subject to lifetime interest rate caps and periodic interest rate caps.

         "Gross Margin," with respect to a residential mortgage loan that is an ARM, means the applicable fixed percentage that is added to the applicable index to calculate the current interest rate paid by the borrower of such residential mortgage loan (without taking into account any interest rate caps or minimum interest rates). Gross Margin is not applicable to longer term fixed rate residential mortgage loans.

         The interest rate of each type of ARM product included in the mortgage loans (such as the COFI ARMS and the One-Year Treasury, or CMT, ARMs) periodically adjusts subject to lifetime interest rate caps, to minimum interest rates and, in the case of most ARMs, to maximum periodic adjustment increases or decreases, each as specified in the mortgage note relating to the ARM. Mortgage loans that we purchase after consummation of the offering may be subject to different interest rate caps and minimum interest rates.

         Each ARM loan bears interest at its initial interest rate until its first rate adjustment date. Except for the Monthly Eleventh District COFI ARMs, effective with each rate adjustment date the monthly principal and interest payment on an adjustable rate mortgage loan will be adjusted to an amount that will fully amortize the then-outstanding principal balance of such residential mortgage loan over its remaining term to stated maturity and that will be sufficient to pay interest at the adjusted interest rate. As of September 30, 2001, approximately 74% of our residential mortgage loans allow the mortgagor to repay at any time some or all of the outstanding principal balance of the mortgage loan without a fee or penalty.

         Of the residential mortgage loans, 31% are automatically convertible mortgage loans (such as the 5/1 Year ARM, the 7/1 Year ARM and 10/1 Year ARM). The interest rate for these automatically convertible mortgage loans is fixed at an initial rate for a certain amount of years (five to ten years in the case of the loans referenced above), after which time the loan automatically converts to a One-Year ARM and the interest rate adjusts annually thereafter as if the residential mortgaged loan were a One-Year ARM with a lifetime interest rate cap. There is no ability to continue at a fixed rate after the first rate adjustment date.

         The following table sets forth certain information with respect to each type of residential mortgage loan held by us as of September 30, 2001, as adjusted to reflect the portfolio of mortgage assets we expect to acquire from the Bank on completion of this offering:

                 Type of Residential Mortgage Loan Product Held
                     as of September 30, 2001 (as adjusted)
                             (Dollars in thousands)

                                                                  Percentage    Remaining                                 Months
                                Interest    Number   Principal   of Principal   Term/(1)/      Gross       Term/(1)/     to Next
             Type               Rate/(1)/  of Loans   Balance      Balance     (in months)  Margin/(1)/   (in months)   Reset/(1)/
-----------------------------   ---------  --------  ---------   ------------  -----------  -----------   -----------   ----------
ARMs by index:
CMT                                7.273%        31  $  27,625            15%          303        2.483%          360            5
COFI                               7.242         71     59,706            32           304        2.491           361            2
LIBOR                              5.300          1        590             0           271        1.650           360            5
Prime                              7.750          1      1,842             1           323        1.000           360            1
                                ---------  --------  ---------   -----------   -----------  -----------   -----------   ----------

  Total ARMS                       7.249        104     89,763            48           304        2.452           361            3

Intermediate fixed:
13 months to 36 months             6.731         15     11,809             6           309        2.710           360           25
37 months to 60 months             7.041         15     12,347             7           321        2.712           360           51
Greater than 60 months             6.969         40     32,862            18           314        2.720           352           83
                                ---------  --------  ---------   -----------   -----------  -----------   -----------   ----------

  Total Intermediate Fixed         6.935         70     57,018            31           315        2.716           355           64

Total Adjustable                   7.127        174    146,781            79           308        2.555%          359           26
                                                                                            ===========

Fixed greater than 60 months       7.462         53     37,881            21           220                        280          221
                                ---------  --------  ---------   -----------   -----------                -----------

Grand Total                        7.196%       227  $ 184,662           100%          290                        343
                                =========  ========  =========   ===========   ===========                ===========

(1)  Weighted averages

         The following table contains certain additional data with respect to the interest rates of the residential mortgage loans held by us as of September 30, 2001, as adjusted to reflect the portfolio of mortgage assets we expect to acquire from the Bank on completion of this offering:

                      Interest Rates of Mortgage Loans Held
                     as of September 30, 2001 (as adjusted)
                             (Dollars in thousands)

                                                             Principal      Percentage of Total
     Contractual Interest Rate          Number of Loans       Balance        Principal Balance
-----------------------------------     ---------------     ----------      -------------------
5.30 to 5.99%                                  2              $  1,272                 1%
6.00 to 6.49                                  14                17,941                 9
6.50 to 6.99                                  54                47,177                25
7.00 to 7.49                                  71                56,629                33
7.50 to 7.99                                  55                41,989                21
8.00 to 8.49                                  28                18,309                10
8.50% and above                                3                 1,345                 1
                                            ----              --------              ----
Total                                        227              $184,662               100%
                                            ====              ========              ====

         Underwriting Standards. The Bank has represented to us that all of the mortgage loans were originated generally in accordance with the underwriting policies customarily employed by the Bank during the period in which the mortgage loans were originated.

         In the mortgage loan approval process, the Bank assesses both the borrower's ability to repay the mortgage loan and, in the appropriate cases, the adequacy of the proposed security. Credit policies and procedures are established by the board of directors of the Bank, which delegates credit approval to certain executives and senior credit officers in accordance therewith.

     The approval process for all types of mortgage loans includes on-site appraisals of the properties securing such loans and a review of the applicant's financial statements and credit, payment and banking history, financial statements of any guarantors, and tax returns of guarantors of commercial mortgage loans. The Bank generally lends up to 80% of the appraised value of single family residential dwellings to be owner-occupied. The maximum loan-to-value ratio generally applied by the Bank to multifamily or commercial mortgage loans has been 75% of the appraised value of the property.

     The Bank requires title insurance policies protecting the priority of the Bank's liens for all mortgage loans and also requires fire and casualty insurance for mortgage loans. Generally, for any residential mortgage loan in an amount exceeding 80% of the appraised value of the security property, the Bank currently requires mortgage insurance from an independent mortgage insurance company.

     Substantially all fixed-rate mortgage loans originated by the Bank contain a "due-on-sale" clause providing that the Bank may declare a mortgage loan immediately due and payable in the event, among other things, that the borrower sells the property securing the loan without the consent of the Bank. The Bank's ARMs generally are assumable by a borrower determined to be qualified by the Bank.

     Geographic Distribution. Of the aggregate principal balance of the residential real estate properties underlying our residential mortgage loans, after giving effect to the acquisition of mortgage assets in connection with this offering, approximately 70% are located in California. Consequently, these residential mortgage loans may be subject to a greater risk of default than other comparable residential mortgage loans in the event of adverse economic, political, business developments or natural hazards in California that may affect the ability of residential property owners in that state to make payments of principal and interest on the underlying mortgages.

     The following table sets forth additional data with respect to the geographic distribution of the single family homes that serve as collateral for the mortgage loans held by us as of September 30, 2001, as adjusted to reflect the portfolio of mortgage assets we expect to acquire from the Bank on completion of this offering.

                 Geographic Distribution of Mortgage Loans Held
                     as of September 30, 2001 (as adjusted)
                             (Dollars in thousands)

                                                                                            Percentage of Total
Location                                 Number of Loans           Principal Balance         Principal Balance
----------------------------------      -----------------        --------------------      ----------------------
San Francisco County & North
   Bay Area                                      78                   $ 61,308                       33%
San Francisco Peninsula & South
   Bay Area                                      29                     26,731                       14
Los Angeles County                               26                     25,257                       14
All Other California                             19                     15,816                        9
                                              -----                   --------                      ---
     Total California                           152                    129,112                       70

New York                                         33                     21,336                       12
Connecticut                                       6                      6,901                        4
Florida                                           7                      6,286                        3
Colorado                                          9                      6,241                        3
New Jersey                                        4                      2,699                        1
All Other States                                 19                     12,087                        7
                                              -----                   --------                      ---
Grand Total                                     227                   $184,662                      100%
                                              =====                   ========                      ===

         Loan Size. The Bank has historically emphasized and specialized in the origination of loans that are nonconforming as to size. The following table presents information with respect to the outstanding mortgage loan balance of the residential mortgage loans held in our portfolio at September 30, 2001, as adjusted to reflect the portfolio of mortgage assets we expect to acquire from the Bank on completion of this offering.

                           Size of Mortgage Loans Held
                       at September 30, 2001 (as adjusted)
                             (Dollars in thousands)

                                                                                       Percentage of Total
        Current Principal Balance          Number of Loans       Principal Balance      Principal Balance
   ---------------------------------      -----------------     -------------------    -------------------
   Less than $100,000                               6               $    462                    --
   $100,000 to $249,999                            16                  2,987                     2%
   $250,000 to $499,999                            57                 19,920                    11
   $500,000 to $999,999                            80                 61,910                    33
   $1,000,000 to $1,999,999                        57                 72,614                    39
   $2,000,000 to $2,999,999                         8                 15,348                     8
   $3,000,000 to $3,999,999                         2                  6,498                     4
   Greater than $4,000,000                          1                  4,922                     3
                                                 ----               --------                   ---
       Total                                      227               $184,662                   100%
                                                 ====               ========                   ===

         Loan-to-Value Ratios; Insurance. The residential mortgage loans having loan-to-value ratios of greater than 80% are insured under primary mortgage guaranty insurance policies. At the time of origination of the residential mortgage loans, each of the primary mortgage insurance policy insurers was approved by Fannie Mae or FHLMC. A standard hazard insurance policy is required to be maintained by the mortgagor with respect to each residential mortgage loan in an amount equal to the maximum replacement cost of the improvements securing such residential mortgage loan or the principal balance of such residential mortgage loan, whichever is less. If the residential real estate property underlying a residential mortgage loan is located in a flood zone, the loan may also be covered by a flood insurance policy as required by law. We will not maintain any special hazard insurance policy or mortgagor bankruptcy insurance with respect to residential mortgage loans, nor will any residential mortgage loan be insured by the Federal Housing Administration or guaranteed by the Veterans Administration.

Servicing

         The mortgage loans will be serviced by the Bank pursuant to the terms of the servicing agreement. The Bank, as servicer, will retain an annual fee equal to 0.25% of the gross average outstanding principal balances of loans in our loan portfolio.

         The master loan purchase and servicing agreement requires the Bank to service the mortgage loans in a manner generally consistent with accepted secondary market practices, with any servicing guidelines promulgated by us and, in the case of residential mortgage loans, with Fannie Mae and FHLMC guidelines and procedures. The master loan purchase and servicing agreement requires the Bank to service the mortgage loans solely with a view toward our interests and without regard to the interests of the Bank. The Bank collects and remits principal and interest payments, administers mortgage escrow accounts, submits and pursues insurance claims and initiates and supervises foreclosure proceedings on the mortgage loans it services. The Bank also provides accounting and reporting services required by us for the mortgage loans. The master loan purchase and servicing agreement requires the Bank to follow collection procedures customary in the industry, including contacting delinquent borrowers and supervising foreclosures and property disposition in the event of unremedied defaults in accordance with servicing guidelines promulgated by us. The Bank may from time to time subcontract all or a portion of its servicing obligations under the master loan purchase and servicing agreement, subject to our reasonable consent and approval of a majority of the independent directors. The Bank may not, in connection with subcontracting any of its obligations under the master loan purchase and servicing agreement, be discharged or relieved in any respect from its obligation to us to perform its obligations under the master loan purchase and servicing agreement.

         The Bank is required to pay all expenses related to the performance of its duties under the master loan purchase and servicing agreement. The Bank is required to make advances of the taxes and required insurance premiums that are not collected from borrowers with respect to any mortgage loan serviced by it, unless it determines that such advances are nonrecoverable from the mortgagor, insurance proceeds or other sources with respect to such mortgage loan. If advances are made, the Bank generally is reimbursed prior to our receipt of the proceeds of the mortgage loan. The Bank also is entitled to reimbursement for expenses incurred by it in connection with the liquidation of defaulted mortgage loans serviced by it and in connection with the restoration of mortgaged property. The Bank is responsible to us for any loss suffered as a result of the Bank's failure to make and pursue timely claims or as a result of actions taken or omissions made by the Bank that cause the policies to be canceled by the insurer. The Bank may institute foreclosure proceedings, exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure or otherwise, hold mortgage proceeds for our benefit and acquire title to mortgaged property underlying a mortgage loan by operation of law or otherwise in accordance with the terms of the servicing agreement. The Bank does not, however, have the authority to enter into contracts in our name.

         We may terminate the master loan purchase and servicing agreement upon the occurrence of one or more events specified in the master loan purchase and servicing agreement. These events relate generally to the Bank's proper and timely performance of its duties and obligations under the master loan purchase and servicing agreement. As long as any Series B preferred shares remain outstanding, we may not terminate the master loan purchase and servicing agreement without the approval of a majority of the independent directors.

         As is customary in the mortgage loan servicing industry, the Bank will be entitled to retain any late payment charges, prepayment fees, penalties and assumption fees collected in connection with the mortgage loans serviced by it. The Bank will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to us and from interest earned on tax and insurance impound funds with respect to mortgage loans serviced by it.

         When any mortgaged property underlying a mortgage loan is conveyed by a mortgagor, the Bank generally will enforce any "due-on-sale" clause contained in the mortgage loan, to the extent permitted under applicable law and governmental regulations. The terms of a particular mortgage loan or applicable law, however, may provide that the Bank is prohibited from exercising the "due-on-sale" clause under certain circumstances related to the security underlying the mortgage loan and the buyer's ability to fulfill the obligations under the loan. Upon a formal assumption of a mortgage loan by a permitted transferee, a fee equal to a specified percentage of the outstanding principal balance of the mortgage loan is often required, which will be retained by the Bank as additional servicing compensation.

Employees

         We currently have no employees. We do, however, have five officers who are described further below under "Management." We do not anticipate that we will require any employees because we have retained the Bank to perform certain functions pursuant to the advisory agreement described below under "Management--The Advisor." Each of our officers currently is also an employee and/or director of the Bank. We maintain corporate records and audited financial statements that are separate from those of the Bank. Currently, none of our officers, directors or employees has any direct or indirect pecuniary interest in any mortgage asset we own and we do not expect any of our officers, directors or employees to have any direct or indirect pecuniary interest in any mortgage asset we acquire or dispose of in any transaction in which we have an interest or will engage in acquiring, holding and managing mortgage assets.

Competition

         We do not engage in the business of originating mortgage loans. While we do intend to acquire additional mortgage assets, we anticipate that these additional mortgage assets will be acquired from the Bank. Accordingly, we do not compete or expect to compete with mortgage conduit programs, investment banking firms, savings and loan associations, banks, thrift and loan associations, finance companies, mortgage bankers or insurance companies in acquiring our mortgage assets. The Bank, from which we will purchase most or all of our mortgage assets, will face competition from these organizations.

Legal Proceedings

         We are not the subject of any material litigation. Neither we nor the Bank is currently involved in nor, to our knowledge, currently threatened with any material litigation with respect to our mortgage assets or the assets we expect to acquire with the proceeds of this offering.

                             SELECTED FINANCIAL DATA

         The following table sets forth certain financial data for the nine months ended September 30, 2001, the year ended December 31, 2000 and the period from inception (April 19, 1999) to December 31, 1999. The selected data presented below under the captions "Selected Financial Data" and "Selected Balance Sheet Data" for and as of the end of the periods ended December 31, 2000 and 1999, are derived from our financial statements, which have been audited by KPMG LLP, independent auditors. The financial statements as of December 31, 2000 and 1999, and for each of the periods then ended, and the report thereon, are included, beginning on page F-1, of this prospectus. The information presented below under the caption "Selected Asset Quality Information" is unaudited. The selected data presented below under the captions "Selected Financial Data" and "Selected Balance Sheet Data" at and for the nine month periods ended September 30, 2001 and 2000 are derived from our unaudited financial statements which reflect, in the opinion of management, all adjustments of a normal recurring nature necessary for presentation of financial condition and results of operations. The selected financial data is qualified in its entirety by, and should be read in conjunction with, our financial statements, including the notes thereto, included elsewhere in this prospectus.


                                                             As of           As of December 31,
                                                         September 30,    ----------------------
                                                             2001             2000       1999
                                                        --------------    ----------- ----------
                                                                          (dollars in thousands)
                                                         (unaudited)
Selected Balance Sheet Data:
Cash and short-term investments                            $  2,008         $  3,400   $  4,045
Single family mortgage loans                                124,656          109,195    108,119
Other assets                                                    859              699        640
Receivable from First Republic Bank                           1,005               --         --
                                                           --------         --------   --------
        Total Assets                                       $128,528         $113,294   $112,804
                                                           ========         ========   ========
Liabilities:
   Dividends payable on common stock                       $     --         $  1,976   $  1,488
   Dividends payable on preferred stock                       1,557               --         --
   Other payables                                                13               24         22
                                                           --------         --------   --------
        Total Liabilities                                     1,570            2,000      1,510
                                                           --------         --------   --------
Stockholders' equity:
     Series A preferred stock                                55,000           55,000     55,000
     Series C preferred stock                                 7,000               --         --
     Common stock                                               112              100        100
     Retained earnings                                        1,664               --         --
     Additional paid-in capital                              63,182           56,194     56,194
                                                           --------         --------   --------
     Total stockholders' equity                             126,958          111,294    111,294
                                                           --------         --------   --------
     Total liabilities and stockholders' equity            $128,528         $113,294   $112,804
                                                           ========         ========   ========

Selected Asset Quality Information (unaudited):
Nonperforming loans                                        $     --         $     --   $     --
Other real estate owned                                          --               --         --
Loans 90+ days past due and in
   accrual status                                          $  1,844         $     --   $     --
Nonperforming assets, as a percent of
   total assets                                                  --%              --%        --%
Loans 90+ days past due and in
   accrual status, as a percent of total assets                1.43%              --%        --%

                                                                                   Period from
                                                                                    Inception
                                                                                 (April 19, 1999)
                                           Nine Months Ended        Year Ended       Through
                                              September 30,        December 31,    December 31,
                                          -------------------     -------------  ----------------
                                            2001        2000           2000            1999
                                          --------    -------     -------------  ----------------
                                               (unaudited)
Selected Financial Information:
Interest on loans                          $6,022      $5,559         $7,583          $4,735
Interest on short term investments            186         227            293             199
                                           ------      ------         ------          ------
Total interest income                       6,208       5,826          7,876           4,934
Operating expenses                             99          93            125              77
                                           ------      ------         ------          ------
Net income                                  6,109       5,733          7,751           4,857
Dividends on preferred stock                4,445       4,331          5,775           3,369
                                           ------      ------         ------          ------
Net income available to common
stockholders                               $1,664      $1,402         $1,976          $1,488
                                           ======      ======         ======          ======
Ratio of earnings to fixed charges
and preferred stock dividends              1.37 x      1.32 x         1.34 x          1.44 x
                                           ======      ======         ======          ======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Results of Operations

Nine Months Ended September 30, 2001 and 2000

         Net income before payment of dividends increased 6.6% to $6,109,000 for the nine months ended September 30, 2001 from $5,733,000 for the nine months ended September 30, 2000. The increase in net income was a result of slightly higher average outstanding mortgage loan balances offset partially by slightly lower yields.

         The following table sets forth the yields on earning assets for the periods indicated:

($ in thousands)                                        Nine Months Ended September 30,
                                 ----------------------------------------------------------------------------
                                                2001                                       2000
                                 ----------------------------------          --------------------------------
                                   Average      Interest                      Average      Interest
                                   Balance       Income       Yield           Balance       Income      Yield
                                   -------       ------       -----           -------       ------      -----
Loans                             $111,954       $6,022       7.19%          $107,368       $5,599      6.98%
Short-term investments               5,877          186       4.18              5,060          227      5.88
                                  --------       ------                      --------       ------
                                  $117,831       $6,208       7.04%          $112,428       $5,826      6.93%
                                  ========       ======                      ========       ======

         The weighted average yield on interest-earning assets for the nine months ended September 30, 2001 increased to 7.04% from 6.93% for the nine months ended September 30, 2000. During the nine months ended September 30, 2001 and 2000, the weighted average yield on the loan portfolio was 7.19% and 6.98%, respectively. Our loan portfolio of loans adjusting within the next 12 months increased to 72% of the loan portfolio at September 30, 2001 from 58% at September 30, 2000. The increase was primarily in loans tied to indices that were continuing to reprice upwards in early 2001. Average loans outstanding for the nine months ended September 30, 2001 was $112.0 million versus $107.4 million for the same period last year. The increase was the result of the addition of $14 million of mortgage loans to our loan portfolio purchased with the proceeds of the Series C preferred stock and additional common stock issued in June 2001.

         The average balance of short-term investments was $5.9 million for the nine months ended September 30, 2001 compared to $5.1 million for the same period in 2000. The funds are held in an interest-bearing money market account at the Bank. The average yield on the interest bearing money market account for the nine months ended September 30, 2001 was 4.18% as compared to 5.88% for the same period in 2000, the decrease in yield relates to the general market decline in short-term interest rates throughout 2001.

         We incur advisory fee expenses payable to the Bank. The Bank retains an annual servicing fee of 25 basis points on the gross average outstanding principal balance of loans in our loan portfolio, which reduces the interest income that we receive. For the nine months ended September 30, 2001 and 2000, the Bank earned service fees of $205,000 and $203,000, respectively for servicing our loans. We have entered into an advisory agreement with the Bank for services the Bank renders on our behalf, for which we pay $50,000 per annum. For the nine months ended September 30, 2001 and 2000, we paid $38,000 and $38,000, respectively for the advisory fees.

         Other operating expenses are primarily credit agency fees and audit fees. Collectively, these fees and other lesser operating expenses were $61,000 and $55,000 for the nine months ended September 30,

2001 and 2000, respectively. For the nine months ended September 30, 2001 and 2000, credit agency fees were $34,000 and $36,000, respectively. Auditing fees for the nine months ended September 30, 2001 and 2000 were $22,000 and $15,000, respectively.

         The Company pays dividends to the holders of its Series A and Series C preferred stock on a seminannual basis each June 30 and December 30. The Company records dividend payments on an accrual basis, in accordance with accounting guidelines. Dividend expense for the nine month period sended September 30 was $4,445,000 in 2001 and $4,331,000 in 2000. The increase in dividend expense is due to the issuance of Series C preferred stock in June 2001.

         We intend to distribute substantially all of our net income available to common stockholders within 30 days following each calendar year.

Year Ended December 31, 2000 and Period from Inception (April 19, 1999) through December 31, 1999

         Net income was $7,751,000 for the year ended 2000 and $4,857,000 from inception on April 19, 1999 to December 31, 1999. The primary reason for the increase in net income was because we had a full year of operations during 2000 versus being in existence for slightly more than 8 months during 1999.

         The following table sets forth the yields on our earning assets for the periods indicated:

                                                                              Period from April 19, 1999
($ in thousands)                   Year Ended December 31, 2000                Through December 31, 1999
                              --------------------------------------       --------------------------------
                                  Average         Interest                    Average      Interest
                                  Balance          Income      Yield          Balance       Income    Yield
                                  -------          ------      -----          -------       ------    -----
Loans                            $107,995          $7,583       7.05%         $108,517      $4,735     6.53%
Short-term investments              4,868             293       5.92             5,943         199     4.92
                              -----------          ------                  -----------      ------
                                 $112,863          $7,876       7.00%         $114,460      $4,934     6.45%
                              ===========          ======                  ===========      ======

         The weighted average yield on interest-earning assets was 7.00% for 2000 and 6.45% for 1999. Loan portfolio yields were 7.05% and 6.53%, respectively. The interest rate on our adjustable loan rate portfolio increased during 2000, adding to net interest income. The increase in loan yields were the result of adjustable loans whose interest rate increased during 2000.

         The average balance of short-term investments was $4.9 million and $5.9 million for the year ended December 31, 2000 and the period ended December 31, 1999, respectively. The average yield on the interest-bearing money market account in 2000 was 5.92% as compared to 4.92% during 1999 because of higher rates offered by the Bank during 2000.

         We incur advisory fee expenses payable to the Bank. The Bank retains an annual servicing fee of 25 basis points on the gross average outstanding principal balance of our loan portfolio which reduces the interest income which we receive. For 2000 and 1999, we paid to the Bank $275,000 and $194,000, respectively. We have entered into an advisory agreement with the Bank for services the Bank renders on our behalf for which was paid $50,000 per annum. For the periods ended December 31, 2000 and 1999, we paid advisory fees of $50,000 and $33,000, respectively.

         Other operating expenses are primarily credit agency fees and audit fees. Collectively, these fees and other lesser operating expenses were $75,000 and $44,000 for the year ended December 31, 2000 and the period ended December 31, 1999, respectively. During the year ended December 31, 2000 and the period ended December 31, 1999, credit agency fees were $47,000 and $27,000, respectively. Auditing fees for the year ended December 31, 2000 and the period ended December 31, 1999 were $21,000 and $10,000, respectively.

                               Financial Condition

Interest-bearing Deposits with the Bank

     At September 30, 2001, December 31, 2000 and December 31, 1999, our interest-bearing deposits consisted entirely of a money market account held at the Bank. Generally, the balance in this account reflects principal and interest received on our mortgage loan portfolio.

Loan Portfolio

     Our loan portfolio at September 30, 2001, December 31, 2000 and December 31, 1999 consisted entire of single family mortgage loans purchased from the Bank. We anticipate that in the future we will continue to purchase all of our loans from the Bank. The Bank is also the servicer of the our loan portfolio under a servicing agreement.

     As of September 30, 2001, December 31, 2000 and December 31, 1999, we had no non-performing loans. However, at September 30, 2001, we had one loan with an outstanding loan amount of $1,844,000 that was 150 days past due and on accrual basis. On October 19, 2001, this loan was brought current by the borrower who paid all past due principal and interest amounts.

Interest Rate Risk

     We service both our fixed-rate dividend obligation to preferred stockholders and operating expenses by the collection of interest income from our mortgage loans. To facilitate meeting our dividend payments, which are 100% of our fixed charges, we have maintained an average earning asset balance approximately equal to two times the liquidation preference of our outstanding preferred shares. At September 30, 2001, our loan portfolio consisted of 72% adjustable rate loans, 22% intermediate fixed loan and 6% fixed rate loans. In a declining interest rate environment lower levels of interest income may result because prepayment of higher yielding mortgage loans may occur and, as a result, we may be required to reinvest in lower yielding mortgage loans. Adjustable rate loans may also experience a downward adjustment of the indices upon which the interest rates on loans are based. The speed at which interest income may fall on adjustable rate loans is primarily dependent upon the index the loans are tied to and the frequency of the loan rate adjustment. Of the adjustable rate loan portfolio at September 30, 2001, 92% are tied to the 11th District Cost of Funds Index (COFI) which is a lagging index that tends to respond much more slowly to changes in the general rate environment than a market rate index such as the prime rate.

         The following table reflects the outstanding loan portfolio by its interest index type.

($ in thousands)                                                     Net            Months to       Percentage
                                                   Balance     Coupon/(1)/(2)/   Next Reset/(1)/   of Portfolio
                                                 ----------    ---------------   ---------------   ------------
ARM Loans:
  COFI                                           $  59,705          6.992%              5               48%
  CMT                                               27,625          7.023               2               22
  Libor                                                590          5.050               5               --
  Prime                                              1,842          7.500               1                1
                                                 ---------      ---------                         --------
    Total ARMs                                      89,762          6.999               3               72
Intermediate Fixed:
  13 months to 36 months                            11,811          6.481              25                9
  37 months to 60 months                             9,062          6.766              49                7
  Greater than 60 months                             6,757          6.721              81                5
                                                 ---------      ---------                         --------
  Total Intermediate Fixed                          27,630          6.633              47               22
                                                 ---------      ---------                         --------
Total Adjustables                                  117,392          6.913              13               94

Fixed Rate Loan                                      7,264          6.915             328                6
                                                 ---------      ---------                         --------
Total Loans                                      $ 124,656          6.913%                             100%
                                                 =========      =========                         ========

----------

(1)  Weighted average.
(2)  Net of servicing fee retained by the Bank.

         The following table sets forth the our interest-rate sensitive assets categorized by repricing dates and weighted average rates at September 30, 2001. Currently, we do not have any interest rate sensitive liabilities. For adjustable-rate instruments, the repricing date is deemed to be the earliest possible interest rate adjustment date. For fixed rate products, the balance is reflected in the maturity. Assets that are subject to immediate repricing are placed in the Within One Year column.

($ in thousands)                    Within One  One to Two     Two to      Three to     Four to    Over Five     Total
                                       Year        Years    Three Years   Four Years  Five Years     Years
                                   --------------------------------------------------------------------------------------
Interest-bearing deposit in banks   $  2,008      $     -     $      -      $     -     $     -     $     -     $  2,008
   Average interest rate                3.15%           -            -            -           -           -
Fixed-rate Loans                           -            -            -            -           -       7,264        7,264
   Average interest rate                   -            -            -            -           -        6.92%
Adjustable-rate loans                 89,762        3,024        8,785        5,564       3,498       6,759      117,392
   Average interest rate                6.96%        6.61%        6.44%        6.84%       6.65%       6.62%
                                    --------      -------     --------      -------     -------     -------     --------
     Total rate-sensitive assets    $ 91,770      $ 3,024     $  8,785      $ 5,564     $ 3,498     $14,023     $126,664
                                    ========      =======     ========      =======     =======     =======     ========

We do not intend to sell mortgage loans. Further, we continue our policy of not engaging in business activities related to foreign currency transactions or commodity based instruments and have not made any investments in equity securities subject to price fluctuations. Therefore, the preceding information on interest rate risk management represents the required discussion on our primary market risk exposures.

Significant Concentration of Credit Risk

         Concentration of credit risk generally arises with respect to our loan portfolio when a number of borrowers engage in similar business activities, or activities in the same geographical region. Concentration of credit risk indicates the relative sensitivity of our performance to both positive and negative developments affecting a particular industry. Our balance sheet exposure to geographic concentrations directly affects the credit risk of the loans within our loan portfolio. The majority of our loans are located in California. At September 30, 2001, 81% of our loans were secured by properties located in California as compared to 73% at December 31, 2000. While we have had no non-performing loans since inception, there is no guarantee that a persistent downturn in the economy or natural disaster would not adversely affect us.

Liquidity And Capital Resources

     Our principal liquidity needs will be to fund the acquisition of additional mortgage assets as borrowers repay mortgage assets held by us and to pay dividends. We will fund the acquisition of additional mortgage loans with the proceeds of principal repayments on our current portfolio of mortgage loans. Proceeds from interest payments will be reinvested until used for the payment of operating expenses and dividends. We do not anticipate that we will have any other material capital expenditures. We believe that cash generated from the payment of interest and principal on the mortgage assets will provide us with sufficient funds to meet our operating requirements and to pay dividends in accordance with the requirements to be taxed as a REIT for the foreseeable future.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of September 30, 2001, the number and percentage of outstanding shares of common shares, Series A preferred shares and Series C preferred shares beneficially owned by (i) all persons known by us to own more than five percent of such shares; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our executive officers and directors as a group. The persons or entities named in the table have sole voting and sole investment power with respect to each of the shares beneficially owned by such person or entity. The calculations were based on a total of 11,243,472 common shares, 55,000 Series A preferred shares and 7,000 Series C preferred shares outstanding as of October 25, 2001.

                                   Series A Preferred Shares    Series C Preferred Shares            Common Shares
                                  --------------------------    --------------------------     --------------------------
                                                Percentage
                                                     of                      Percentage of                  Percentage of
Name and Address of               Number of     Outstanding     Number of     Outstanding      Number of     Outstanding
Beneficial Owner/(1)/               Shares         Shares         Shares         Shares          Shares        Shares
---------------------             ----------    ------------    ----------    ------------     ----------    ------------
First Republic Bank                    __           __               __            __           11,233,632      99.9%
  111 Pine Street
  San Francisco, California 94111

The Calvert Group                  11,000         20.0%              __            __                   __        __
  4550 Montgomery Avenue,
  Suite 1000N
  Bethesda, Maryland 20814

Farm Bureau Life Insurance          5,000          9.1%              __            __                   __        __
  Company
  5400 University Avenue
  Des Moines, Iowa 50266-5977

Roslyn Savings Bank                 5,000          9.1%              __            __                   __        __
  One Jericho Plaza
  P.O. Box 9005
  Jericho, NewYork
  11753-8905

Evergreen Investment Services       4,000          7.3%              __            __                   __        __
  200 Berkley Street
  Boston, Massachusetts 02116

Marshall Capital Management,           __           __            7,000         100.0%                  __        __
  Inc.
  11 Madison Avenue
  New York, New York 10010

James J. Baumberger/(2)(3)/            __           __               __            __                   80         *

Thomas A. Cunningham/(3)/              __           __               __            __                   __        __

Edward J. Dobranski/(2)(3)/            __           __               __            __                   80         *

Jerry Lykins/(3)/                      __           __               __            __                   __        __

Julie N. Miyachi/(2)(3)/               __           __               __            __                   80         *

Willis H. Newton, Jr./(2)(3)/          __           __               __            __                   80         *

Diann Ward/(2)/                        __           __               __            __                   80         *
                                                                                                ----------     -----
All executive officers and
directors as a group
(7 persons)                            __           __               __            __                  400         *
                                                                                                ==========     =====

----------
* Less than 1%.
/(1)/ Unless otherwise indicated, the address of each beneficial owner is c/o
      First Republic Preferred Capital Corporation, 111 Pine Street, San Francisco, California 94111.
/(2)/ Executive officer.
/(3)/ Director.

                                   MANAGEMENT

Directors and Executive Officers

         Our Board of Directors consists of six members, including two independent directors. We intend to add one more independent director before we complete this offering. Pursuant to the terms of the Series B preferred shares, the independent directors will consider the interests of the holders of both the preferred shares and the common shares in determining whether any proposed action requiring their approval is in our best interests. We currently have five officers. We have no employees and do not anticipate requiring employees.

         Our directors and executive officers are listed below. Each director or
officer, other than    , who became a director in November 2001, has served in
his/her capacity since our inception in May 1999.

Name                              Age      Position and Offices Held
----                              ---      -------------------------
James J. Baumberger ...........   59       President, Director
Thomas A. Cunningham ..........   66       Director
Edward J. Dobranski ...........   50       Vice President, General Counsel, Director
Jerry Lykins ..................   65       Director
Julie N. Miyachi ..............   44       Vice President, Operations and Reporting, Director
Willis H. Newton, Jr. .........   52       Vice President, Chief Financial Officer, Treasurer, Director
Diann Ward ....................   46       Assistant Vice President, Corporate Secretary

         The following is a summary of the experience of our executive officers and directors:

         Mr. Baumberger has been employed by the Bank and its predecessors since May 1990. He is currently Executive Vice President and a Director of the Bank. From December 1993 until October 1996, Mr. Baumberger was President of First Republic Savings Bank, an FDIC insured financial institution. Mr. Baumberger has been involved in banking and real estate lending in the Las Vegas, Nevada area for more than thirty years.

         Mr. Cunningham is retired and formerly was President of the California Thrift Guarantee Company. He also has held senior executive positions in several banking institutions. He was a member of the U.S. Marine Corp. until 1971. From 1988 to 1998, Mr. Cunningham served as a Director of the Bank and its predecessor financial institution.

         Mr. Dobranski joined the Bank in 1992 and has served as Senior Vice President and General Counsel since that time. Mr. Dobranski currently serves as the Secretary of the Bank as well as the Bank's Compliance Officer. From 1980 to 1987, Mr. Dobranski was Vice President and Senior Counsel at Wells Fargo Bank. From 1987 to 1992, he was in private law practice in San Francisco specializing in banking, real estate and corporate law.

         Mr. Lykins is a retired mortgage banker. His career included executive and operational management responsibilities in both California and Nevada for Mason McDufrie. From 1994 until 1998, Mr. Lykins was a Director of the Bank and one of its predecessor financial institutions.

         Ms. Miyachi has been Director of Financial Analysis and Planning in the executive offices of the Bank since 1994. In such capacity, she has assisted executive management of the Bank in complex analysis of business operations. Ms. Miyachi has over nineteen years experience with the accounting, reporting, analysis and planning of mortgage oriented financial institutions.

         Mr. Newton is Senior Vice President and Chief Financial Officer of the Bank and has held such position since August 1988. Previously, Mr. Newton was Vice President and Controller of Homestead Financial and was a Certified Public Accountant with KPMG LLP for nine years.

         Ms. Ward joined the Las Vegas, Nevada office of the Bank in 1995 and is manager of loan servicing. She has responsibility for the investor reporting and remittance functions of the Bank's mortgage loan servicing functions. She has been involved in servicing loans for over twenty years.

Independent Directors

         The terms of the Series B preferred shares require that, as long as any Series B preferred shares are outstanding, certain actions by us be approved by a majority of our independent directors. In order to be considered "independent," a director must not be one of our current officers or employees or a current director, officer or employee of the Bank or an affiliate of the Bank. Members of our Board of Directors elected by holders of preferred shares, including the Series B preferred shares, will not be deemed to be independent directors for purposes of approving actions requiring the approval of a majority of the independent directors. See "Description of the Series B Preferred Shares--Independent Director Approval." Mr. Cunningham, Mr. Lykins and _________ presently are our independent directors.

         If at the time of any of our annual shareholder meetings, we have failed to pay or declare and set aside for payment a full quarterly dividend during any of the four preceding quarterly dividend periods on any series of our preferred shares, including the Series B preferred shares, the number of directors then constituting our Board of Directors will be increased by two, and the holders of Series B preferred shares, voting together with the holders of any other outstanding series of preferred shares as a single class at that meeting, will be entitled to elect two additional directors to serve on our Board of Directors. Any member of our Board of Directors elected by holders of our preferred shares will not be deemed to be an independent director for purposes of the actions requiring the approval of a majority of the independent directors.

Audit Committee

         Our Board of Directors has established an audit committee that reviews the engagement of independent accountants and their independence. The audit committee also reviews the adequacy of our internal accounting controls. The audit committee consists of two independent directors, Mr. Cunningham and Mr. Lykins.

Compensation of Directors and Officers

         We pay independent directors fees for their services as directors. The independent directors receive a fee of $1,000 for attendance (in person or by telephone) at each regular meeting of the Board of Directors.

         We do not pay any compensation to our officers or employees or to our directors who are not independent directors.

Limitation of Liability and Indemnification of Directors and Officers

         Our bylaws provide for the maximum indemnification permitted by law. This includes mandatory indemnification of our directors, officers, employees and agents substantially identical to the indemnification allowed by Subsections 1 and 2 of Section 78.7502 of Chapter 78 of the Nevada Revised Statues or any successor statute (the "NGCL"). Our bylaws further provide that we must pay the expenses incurred in defending any action suit or proceeding, whether civil, criminal, administrative or investigative, as such expenses are incurred by an indemnified party, and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking, by or on behalf of the indemnified party to repay such amounts unless it shall ultimately be determined that he is entitled to be indemnified pursuant to our bylaws.

         Subsection 1 of Section 78.7502 of the NGCL empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorney's fees), judgments, fines and amount paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement or conviction or upon a plea of no contest or its equivalent does not, of itself, create a presumption that the person did not act in good faith or in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation or that, with respect to any criminal action or proceeding, he had reason to believe his actions were unlawful.

         Subsection 2 of Section 78.7502 of the NCGL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he was or is a director, officer, agent or employee of the corporation or is or was serving at the request of the corporation as a director, officer, agent or employee of another business entity, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards to those described above. No indemnification may be made, however, for any claim, issue or matter as to which such person has been adjudged to be liable to the corporation or for any amount paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Section 78.7502 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in Subsection (1) or (2) thereof, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         Section 78.751 of the NGCL provides, in part, that any indemnification provided for by Section 78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. The statue does not limit the amount of indemnification provided unless a final adjudication establishes that the indemnified party's acts involved intentional misconduct, fraud or a knowing violation of law and were material to the cause of action, unless indemnification was ordered by a court pursuant to Section 78.7502 of the NGCL or was advanced pursuant to subsection 2 of Section 78.751 of the NGCL. Finally, Section 78.751 provides that any indemnification or advancement of expenses authorized by or ordered by a court pursuant to Section 78.751 continues as to directors, officer, employees or agents who have ceased to hold such positions and to their heirs, executors and administrators.

         Section 78.752 of the NGCL empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation is authorized to indemnify him against such liabilities. We have not purchased a separate insurance policy, but our directors and officers are covered by the Bank's liability insurance policy.

         Our directors, officers, employees and agents, because they are also directors, officers, employees and agents of the Bank, are also entitled to be indemnified by the Bank for liabilities incurred in their capacity as our directors, officers, employees and agents pursuant to a provision contained in the Bank's bylaws. Because the Bank is organized under Nevada law, the provisions of the NGCL described above also apply to these indemnification rights.

Advisory Agreement

         We have an advisory agreement with the Bank providing for the Bank to administer our day-to-day operations. As advisor, the Bank is responsible for
(i) monitoring the credit quality of our mortgage assets, (ii) advising us with respect to the reinvestment of income from, and principal payments on, our mortgage assets and with respect to the acquisition, management, financing and disposition of our mortgage assets and (iii) monitoring our compliance with the requirements necessary to qualify as a REIT. The Bank may from time to time subcontract all or a portion of its obligations under the advisory agreement to one or more of its affiliates involved in the business of mortgage finance and the administration of mortgage assets. The Bank may, with the approval of a majority of our Board of Directors as well as a majority of our independent directors, subcontract all or a portion of its obligations under the advisory agreement to unrelated third parties. The Bank may not, in connection with the subcontracting of any of its obligations under the advisory agreement, be discharged or relieved in any respect from its obligations under the advisory agreement.

         The Bank has substantial experience in the mortgage lending industry, both in the origination and in the servicing of mortgage loans. At September 30, 2001, the Bank owned approximately $1.9 billion of single family mortgage loans. In its single family mortgage loan business, the Bank originates loans and then sells the loans to investors in the secondary market, while generally retaining the rights to service the loans. Historically, the Bank has also purchased servicing rights on single family mortgage loans. At September 30, 2001, in addition to loans serviced for its own portfolio, the Bank serviced single family mortgage loans having an aggregate principal balance of approximately $2.1 billion.

         The advisory agreement had an initial term of one year, and has been and will be renewed for additional one-year periods unless we terminate the agreement, which we may do at any time upon 90 days' prior written notice to the Bank. The Bank cannot refuse our request to renew the agreement. As long as any Series B preferred shares remain outstanding, any decision by us either to renew the advisory agreement or to terminate the advisory agreement must be approved by a majority of our Board of Directors, as well as by a majority of our independent directors. The Bank will be entitled to receive an annual advisory fee equal to $50,000 payable in equal quarterly installments with respect to the advisory and management services.

Master Loan Purchase and Servicing Agreement

         Our mortgage loans will be serviced by the Bank pursuant to the terms of the servicing agreement discussed above. The Bank will receive a fee equal to 0.25% of the gross average outstanding principal balances of the loans in our loan portfolio. As a result of our relationship with the Bank, certain conflicts of interest may arise with respect to transactions, including future acquisitions of mortgage assets from the Bank, servicing mortgage loans, future dispositions of mortgage assets to the Bank, and the renewal, termination or modification of the advisory agreement or the master loan purchase and servicing agreement.

         The principal executive offices of the Bank, as advisor and servicer, are located at 111 Pine Street, San Francisco, California 94111, and its telephone number is (415) 392-1400.

                  DESCRIPTION OF THE SERIES B PREFERRED SHARES

         The following summary sets forth all material terms and provisions of the Series B preferred shares and is qualified in its entirety by reference to the terms and provisions of our certificate of designations establishing the Series B preferred shares. The Series A preferred shares and the Series C preferred shares have terms that are substantially the same as the terms of the Series B preferred shares, except for the dividend rate, dividend payment dates, redemption date, liquidation preference and, with respect to the Series C preferred shares, the option of Series C preferred shareholders to exchange their shares for common shares of the Bank.

Series B Preferred Shares

         The Series B preferred shares form a series of our preferred shares. When issued, the Series B preferred shares will be fully paid and non-assessable. The holders of the Series B preferred shares will have no preemptive rights with respect to any shares of our capital stock. The Series B preferred shares will not be subject to any sinking fund or other obligation for their repurchase or retirement. The Series B preferred shares are not convertible into any of our other securities. The Series B preferred shares will be exchanged on a forty-for-one basis for preferred shares of the Bank if directed by the FDIC or the Nevada Commissioner under certain circumstances. The Series B preferred shares will rank senior to our common shares and equal to our Series A preferred shares, our Series C preferred shares and, to the extent outstanding in the future, any other preferred shares that rank equal to the Series B preferred shares, as to dividends and in liquidation. Upon our liquidation, any obligations to our creditors at that time would rank senior to the Series B preferred shares.

Dividends

         Holders of Series B preferred shares will be entitled to receive, if, when and as declared by our Board of Directors out of assets legally available therefor, quarterly cash dividends at the rate of % per year of the liquidation preference, equivalent to $ per share per year. If declared, dividends on the Series B preferred shares for each quarterly period shall be payable on March 30, June 30, September 30 and December 30 in each year, commencing on March 30, 2002, to holders of record on the last business day of the quarterly dividend period. Quarterly dividend periods will commence on the first day of each of January, April, July and October and on the date of original issue for the initial dividend period. The amount of dividends, if declared, payable for the initial period or any period shorter than a full dividend period will be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period. Dividends in each period will accrue from the first day of that period, whether or not declared or paid for the prior quarterly period.

         The right of holders of Series B preferred shares to receive dividends is noncumulative. Accordingly, if our Board of Directors fails to declare a dividend on the Series B preferred shares for a quarterly dividend period, then holders of the Series B preferred shares will have no right to receive the amount of the undeclared dividend for that period, and we will have no obligation to pay the undeclared dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the Series B preferred shares, any other series of preferred shares or the common shares. If less than full dividends are declared on the Series B preferred shares by the Board of Directors for a quarterly dividend period, the holders of the Series B preferred shares will have no right to receive the amount of undeclared dividends for that period, and we will have no obligation to pay a full dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the Series B preferred shares, any other series of preferred shares or the common shares.

         We anticipate that, in most situations in which funds are available, our Board of Directors will find it desirable to declare dividends on the Series B preferred shares because (i) we must pay dividends equal to at least 90% of our REIT taxable income each year in order to preserve our tax status as a REIT and (ii) as described below, the holders of our common shares generally will not be entitled to receive dividends for years in which full dividends on the Series B preferred shares are not paid.

         If full dividends are not paid or set aside for payment on the Series B preferred shares for any quarterly dividend period, the payment of dividends on our common shares will be prohibited for that period and at least the following four quarterly periods. Once amounts equal to the full dividends on the Series B preferred shares are paid for all dividend periods falling within any tax year, however, we may make payments in that tax year on the common shares if necessary in order to preserve our status as a REIT for federal income tax purposes. If dividend payments are necessary in order to preserve our status as a REIT, and full dividend payments for that tax year have not been paid or set aside for payment to holders of Series B preferred shares, a dividend payment must be made to the holders of Series B preferred shares prior to any dividend payment being made to holders of common shares.

Authority to Issue Additional Shares

         We may increase the number of our authorized shares if authorized by the vote of the holders of a majority of our common shares. In addition, our Board of Directors has the authority, subject to receipt of all applicable regulatory approvals, to issue additional preferred shares and determine the preferences, voting powers, qualifications and special or relative rights or privileges of these additional shares. A vote of the holders of two-thirds of the Series B preferred shares is required, however, to create a class of shares that would rank senior to the Series B preferred shares with regard to payment of dividends or amounts upon liquidation. A majority of our independent directors must approve the creation of a class of shares that would rank senior or equal to the Series B preferred shares. Although the Bank has advised us that neither it nor its affiliates currently has any intention to purchase any of the Series B preferred shares, if in the future any such shares were purchased, the Bank and/or its affiliates would have the same right to vote the shares as any other shareholder. Our Board of Directors has no intention at the present time of submitting for a vote of the holders of the Series B preferred shares or the independent directors a plan to create any new class of shares that would rank senior or equal to the Series B preferred shares.

Automatic Exchange

         Each Series B preferred share will be automatically exchanged for one-fortieth of one newly issued preferred share of the Bank with a liquidation preference of $1,000 per share if the FDIC or the Nevada Commissioner directs in writing an exchange of the Series B preferred shares for preferred shares of the Bank because:

         . the Bank becomes undercapitalized under applicable regulations of the FDIC or the Nevada Commissioner;

         . the Bank is placed into bankruptcy, reorganization, conservatorship or receivership; or

         . the FDIC or the Nevada Commissioner, in its sole discretion and even if the Bank is not undercapitalized, anticipates it becoming undercapitalized in the near term.

         Upon the automatic exchange, each holder of Series B preferred shares will be unconditionally obligated to surrender to the Bank the certificates representing all the holder's Series B preferred shares, and the Bank will be unconditionally obligated to issue to the holder, in exchange for each Series B preferred share, a certificate representing one fortieth of one preferred share of the Bank. Any Series B preferred shares purchased or redeemed by us prior to the time of exchange as described below will not be deemed outstanding and will not be subject to the automatic exchange. The Bank has unconditionally agreed to issue preferred shares of the Bank in the automatic exchange and to reserve sufficient shares of preferred shares to do that. The Bank will file with the Secretary of State of the State of Nevada a certificate establishing the preferred shares of the Bank that would be issued in any exchange immediately prior to completion of this offering.

         The automatic exchange will occur as of 8:00 a.m. Eastern Time on the earliest possible business day on which such an exchange could occur following the exchange triggering event, as evidenced by the issuance by the Bank of a press release prior to that time. As of the time of exchange, all of the Series B preferred shares will be deemed canceled without any further action by us, all rights of the holders of our Series B preferred shares as shareholders of First Republic Preferred Capital Corporation will cease, and the holders will immediately be deemed to be the holders of preferred shares of the Bank. We will mail notice of the occurrence of the exchange event to each recordholder of Series B preferred shares within 30 days of the event. The Bank will deliver to each recordholder certificates for preferred shares of the Bank upon surrender of certificates for Series B preferred shares. Until the replacement stock certificates are delivered, or in the event the replacement certificates are not delivered, certificates previously representing Series B preferred shares will be deemed for all purposes to represent preferred shares of the Bank. All corporate action necessary for the Bank to issue the preferred shares of the Bank will be completed upon completion of this offering. Accordingly, once the Bank issues its press release, no action will be required to be taken by holders of Series B preferred shares, by the Bank or by us, in order to effect the automatic exchange.

         The Bank does not presently have any preferred shares outstanding. If the automatic exchange occurs, the preferred shares of the Bank to be issued and those issued upon exchange of our outstanding Series A preferred shares and Series C preferred shares would constitute 100% of the issued and outstanding preferred shares of the Bank, unless the Bank has otherwise issued preferred shares. Holders of Series B preferred shares of the Bank would have the equivalent dividend rights, liquidation preference, redemption provisions and other attributes as to the Bank as holders of Series B preferred shares have as to us, except that there would not be any provisions for an exchange related to tax events. The holders of the Series B preferred shares of the Bank will have the same relationship to the holders of the other preferred shares of the Bank as they did to holders of our other series of preferred shares, except that 40 of our Series B preferred shares will be converted into one of the Bank's Series B preferred shares, which will then have voting and liquidation preferences equal to the Series A preferred shares and the Series C preferred shares. Any accrued and unpaid dividends on the Series B preferred shares as of the time of exchange would be deemed to be accrued and unpaid dividends on the preferred shares of the Bank on a pro rata basis giving effect to the exchange ratio.

         No registration statement with respect to the preferred shares of the Bank issuable in the automatic exchange has been or will be filed with the SEC, pursuant to the exemption from registration provided by Section 3(a)(2) of the Securities Act of 1933. The Bank does not intend to apply for listing of the preferred shares of the Bank on any national securities exchange or for quotation on the Nasdaq National Market or any other interdealer quotation system. As a result, we cannot assure you as to the liquidity of any trading market that might develop for the preferred shares of the Bank, if issued.

         Holders of Series B preferred shares cannot exchange their Series B preferred shares for preferred shares of the Bank voluntarily. In addition, if the automatic exchange does not occur, holders of Series B preferred shares will have no dividend, voting, liquidation preference or other rights with respect to any security of the Bank. The rights conferred by the Series B preferred shares exist solely as to us, and not as to the Bank.

Voting Rights

         Except as specified below or otherwise expressly required by applicable law, the holders of the Series B preferred shares will not be entitled to vote at any meeting of shareholders.

         The consent of the holders of at least two-thirds of the outstanding Series B preferred shares will be required to:

         . create any class or series of shares that ranks, as to dividends or distribution of assets, senior to the Series B preferred shares; or

         . alter or change the provisions of our articles of incorporation so as to adversely affect the voting powers, preferences or special rights of the holders of the Series B preferred shares.

         If, at the time of any annual meeting for the election of directors, we have failed to pay or set aside for payment full quarterly dividend payments during any of the four preceding quarters, the holders of all series of our preferred shares will have the right to elect two additional directors (unless we already have two additional directors as a result of prior failures to declare, pay or set aside dividends).

Redemption

         The Series B preferred shares will not be redeemable before December , 2006, except as described below. On or after that date, the Series B preferred shares will be redeemable at our option, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days' notice sent by mail, at a redemption price of $25 per share, plus the accrued and unpaid dividends from the beginning of the quarterly divided period in which the redemption occurs to the date of redemption, if any. Any redemption may only be effected with the prior approval of the FDIC, unless FDIC approval is not required at the time of redemption.

         At any time before or after December , 2006, we may, with the prior written approval of the FDIC, redeem the Series B preferred shares, in whole but not in part, at a redemption price of $25 per share, plus the accrued and unpaid dividend from the beginning of the quarterly divided period in which the redemption occurs to the date of redemption, if there is a Tax Event and we receive an opinion of counsel to the effect that we will not be able to fully deduct dividends paid, or to be paid, by us or that we will not qualify as a REIT under the Code as a result of:

         . any change in the tax laws or the related regulations or administrative interpretations;

         . any judicial decision or other official administrative pronouncement; or

         . any change in the official position or the interpretation of any such judicial decision or other official administrative pronouncement.

         If we choose to redeem fewer than all the outstanding Series B preferred shares, the number of Series B preferred shares we redeem will be determined by the Board of Directors, and the shares we redeem will be determined by lot or pro rata as may be determined by the Board of Directors or by any other method our Board of Directors decides is fair and satisfies any applicable requirements of any securities exchange on which the Series B preferred shares are then listed.

         Unless full dividends on the Series B preferred shares have been or are contemporaneously authorized, declared and paid, or authorized, declared and a sum sufficient for the payment thereof has been set apart for payment for the then current dividend period, no Series B preferred shares may be redeemed unless we redeem all outstanding Series B preferred shares, and we may not purchase or otherwise acquire any Series B preferred shares. We may, however, purchase or acquire Series B preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B preferred shares.

Rights Upon Liquidation

     If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the Series B preferred shares outstanding at the time will be entitled to receive out of our assets available for distribution to shareholders on an equal basis with holders of the Series A preferred shares and the Series C preferred shares, before any distribution of assets is made to holders of common shares or any other class of shares ranking junior to the Series B preferred shares, distributions of $25 per share, plus any accrued and unpaid dividends, if any, from the beginning of the dividend period in which the liquidation occurs to the date of liquidation. The rights of holders of the Series B preferred shares will rank junior, however, to our obligations to creditors.

     After receiving the liquidating distributions, the holders of Series B preferred shares will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the liquidation distributions on all outstanding Series B preferred shares and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking equal to the Series B preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, then the holders of the Series B preferred shares and those other classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise would be entitled.

     Our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

Independent Director Approval

     The terms of the Series B preferred shares require that, as long as any Series B preferred shares are outstanding, a majority of the directors who are not our employees or employees, directors or affiliates of the Bank, approve certain actions. Any directors elected by the holders of our preferred shares will not be considered independent directors. The actions that require approval of a majority of the independent directors include (i) the issuance of additional preferred shares ranking senior or equal to the Series B preferred shares, (ii) the modification of the general distribution policy or the authorization of any distribution in respect of our common shares for any year if, after taking into account the proposed distribution, total distributions on our preferred shares and the common shares would exceed an amount equal to the sum of 105% of our "REIT taxable income" (excluding capital gains) for the year plus our net capital gains for that year, (iii) the acquisition of real estate assets other than the type we plan to acquire, (iv) the redemption of any common shares, (v) the termination or modification of, or the election not to renew, the advisory agreement or the servicing agreement or the subcontracting of any duties under the servicing agreement or the advisory agreement to third parties unaffiliated with the Bank, (vi) our dissolution, liquidation or termination prior to December , 2006 and (vii) the determination to revoke our REIT status. Our articles of incorporation provide that, in determining whether any proposed action requiring their approval is in our best interests, the independent directors will consider the interests of holders of both the common shares and the preferred shares, including, without limitation, holders of the Series B preferred shares.

                          DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

     After giving effect to this offering, our authorized capital stock will consist of:

     .    25,000,000 common shares, of which will be outstanding;

     . 55,000 10 1/2% noncumulative Series A preferred shares, all of which will be outstanding;

     . % noncumulative Series B preferred shares, 1,200,000 of which will be outstanding (1,380,000 shares if the underwriters' over-allotment option is exercised in full);

     . 10,000 5.7% noncumulative Series C exchangeable preferred shares, 7,000 of which will be outstanding; and

     .    undesignated preferred shares, none of which will be outstanding.

     The following summary description contains a discussion of all the material terms of our capital stock and is qualified in its entirety by reference to our restated articles of incorporation and by-laws, as amended, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Shares

     Holders of our common shares are entitled to one vote per share on all matters to be voted on by our shareholders. Holders of our common shares are not entitled to cumulative voting rights. Therefore, the holders of a plurality of the shares voted in the election of directors can elect all of the directors then standing for election. The holders of common shares have no preemptive rights.

     The holders of our common shares are entitled to receive the dividends, if any, as may be declared from time to time by our Board of Directors, subject to any preferential dividend rights of any outstanding preferred shares.

     Upon our dissolution or liquidation, holders of our common shares will be entitled to receive all of our assets that are available for distribution to our shareholders, subject to the preferential rights of any preferred shares then outstanding.

     There are no redemption or sinking fund provisions with respect to our common shares. All of our outstanding common shares are fully paid and non-assessable. There is no established trading market for our common shares, virtually all of which are owned by the Bank.

Series A Preferred Shares and Series C Preferred Shares

     The rights, preferences and privileges of holders of Series A preferred shares and Series C preferred shares are substantially the same as the terms of the Series B preferred shares with respect to voting rights, preemptive rights, priority of dividends, redemption date and preference upon liquidation, dissolution or winding up. The holders of the Series C preferred shares have the right to exchange their Series C preferred shares for the Bank's common shares.

Undesignated Preferred Shares

     Under our articles of incorporation, our Board of Directors is authorized to issue up to 5,000,000 preferred shares in one or more classes and to determine the preferences, voting powers, qualifications and special or relative rights or privileges of (i) any class of such preferred shares before the issuance of any shares of that class or (ii) one or more series within a class of such preferred shares before the issuance of any shares of that series. This authorization is subject to receipt of all applicable regulatory approvals and the rights of holders of outstanding preferred shares, if any, without further action of the shareholders. Of our 5,000,000 preferred shares,
we have designated 55,000 as Series A preferred shares,    as Series B preferred
shares and 10,000 shares as Series C preferred shares, leaving undesignated shares.

Restrictions on Ownership and Transfer

     To qualify as a REIT under the Internal Revenue Code, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of a taxable year, other than the first year, or during a proportionate part of a shorter taxable year. This requirement is known as the Five or Fewer Test.

     In order to preserve our REIT status, our articles of incorporation, subject to certain exceptions, provide that no single person, which may include certain groups of persons, may beneficially own more than 9.8% of the aggregate amount of our outstanding common shares or preferred shares. This limit is called the aggregate equity share ownership limit. Under our articles of incorporation, a person generally is treated as beneficially owning shares if the person:

     .    has direct or indirect ownership of the shares; or

     . has ownership of the shares pursuant to the constructive ownership rules of Section 544 of the Internal Revenue Code, as modified by
          Section 856(h)(1)(B) of the Code.

     Under these rules, beneficial owners of common shares of the Bank will be treated as beneficial owners of our capital stock and the value of those common shares of the Bank will be aggregated with the value of any of our preferred shares held by those owners for purposes of determining whether the aggregate equity share ownership limit is met. Any transfer of shares that would create a direct or indirect ownership of preferred shares or common shares in excess of the aggregate equity stock ownership limit, or that would result in our disqualification as a REIT, including any transfer that results in our shares being owned by fewer than 100 persons or results in our being closely held within the meaning of Section 856(h) of the Internal Revenue Code, will be null and void, and the intended transferee will acquire no rights to the preferred shares purportedly transferred. Our Board of Directors may, in its sole discretion, waive the aggregate equity share ownership limit if evidence satisfactory to the Board of Directors is presented that the changes in ownership will not jeopardize our REIT status and the Board of Directors otherwise decides that such action is in our best interest.

     If any transfer of shares would not be effective for any reason, then the transfer of that number of shares that would otherwise cause any person to violate the aggregate equity share ownership limit or result in us failing to qualify as a REIT will be void and of no force or effect and the intended transferee shall acquire no rights in those shares. If any purported transfer of our common shares or preferred shares or any other event otherwise would result in any person violating the aggregate equity share ownership limit or in us failing to qualify as a REIT, then with respect to the purported transferee as to that number of shares in excess of the applicable limit, the prohibited transferee will acquire no right or interest in the excess common or preferred shares. Any such excess shares described above will be converted automatically into an equal number of shares of "excess stock" and transferred automatically, by operation of law, to a trust, the beneficiary of which will be one or more qualified charitable organizations selected by us. Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee of the trust (who will be designated by us and may not be affiliated with us or with any prohibited transferee or prohibited owner) will be required to sell the excess shares to a person or entity who could own such shares without violating the applicable limit, and distribute to the prohibited transferee an amount equal to the lesser of the price paid by the prohibited transferee for the excess shares or the sales proceeds received by the trust for the excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the prohibited owner an amount equal to the lesser of the fair market value of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the prohibited transferee or prohibited owner, as applicable, will be distributed to the beneficiary of the trust. Prior to a sale of any such excess preferred shares by the trust, the trustee will be entitled to receive in trust for the beneficiary, all dividends and other distributions paid by us with respect to such excess shares. Any purported transfer of our common shares or preferred shares that would otherwise result in our capital stock being owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code) will be void and of no force or effect and the intended transferee shall acquire no rights in those shares.

     In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

     . the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

     .    the market price on the date we, or our designee, accept such offer.

     We will have the right to accept such offer until the trustee has sold the shares as described above. Upon such a sale to us, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner.

     Our articles of incorporation require that any person who beneficially owns more than 0.5%, or any other percentage as may be required pursuant to applicable IRS or other regulations, of the outstanding shares of any class or series of our preferred shares, must provide us certain information within 30 days of June 30 and December 31 of each year. Each shareholder will also be required upon demand to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of preferred shares as our Board of Directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine compliance with those provisions and requirements.

                         FEDERAL INCOME TAX CONSEQUENCES

     The following summary of material federal income tax consequences regarding the offering is based upon current law and is for general informational purposes only. The discussion contained in this section of the prospectus does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders, including, for example, insurance companies, tax-exempt organizations (except as described below), financial institutions and broker-dealers, that are subject to special treatment under the federal income tax laws.

     The statements in this discussion are based on current provisions of the Internal Revenue Code (the "Code"), existing, temporary, and currently proposed Treasury regulations promulgated under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS, and judicial decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     Each prospective purchaser should consult with its tax advisor regarding the specific tax consequences to it of the purchase, ownership and sale of the Series B preferred shares and of our election to be taxed as a REIT, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale and election, and of potential changes in applicable tax laws.

Taxation of First Republic Preferred Capital Corporation

     We elected to be taxed as a REIT under sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1999 and have not subsequently revoked such election. We believe that we were organized and have operated in a manner so as to qualify as a REIT under the Code, and we intend to continue to operate in such a manner. No assurance, however, can be given that we in fact have qualified or will remain qualified as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

     Clifford Chance Rogers & Wells LLP has acted as our counsel in connection with this offering. We have received an opinion from Clifford Chance to the effect that, provided that the elections and other procedural steps described in this discussion of "Federal Income Tax Consequences" have been duly and timely completed by us in accordance with the applicable provisions of the Code, commencing with our taxable year ended December 31, 1999 we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code, and our proposed method of operation will enable us to continue to meet such requirements. Opinions of counsel are not binding upon the IRS or any court. The opinion of counsel received by us is based on various assumptions and conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and income and the past and future conduct of our business. Moreover, our future qualification as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, distribution levels, and share ownership, the various qualification tests imposed under the Code discussed below. Clifford Chance has not reviewed and will not review all aspects of our compliance with those tests on a continuing basis and our ability to comply with those tests may not be fully within our control. Accordingly, we cannot assure you that the particular facts or actual results of our operations for any particular taxable year will satisfy any such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "--Failure to Qualify."

     As a REIT, we generally will not be subject to federal corporate income tax on our net income that is distributed currently to our shareholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from an investment in a corporation. We will be subject, however, to federal income tax in the following circumstances:

     First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See "--Distribution Requirements."

     Second, under certain circumstances, we may be subject to the alternative minimum tax on certain items of tax preference, if any.

     Third, if we have:

     . net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business; or

     .    other nonqualifying income from foreclosure property;

then we will be subject to tax at the highest corporate rate on such income.

     Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

     Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on the gross income attributable to the greater of the amount by which we failed the 75% or 95% gross income test, multiplied by a fraction intended to reflect our profitability.

     Sixth, if we fail to distribute during each calendar year at least the sum of:

     .    85% of our REIT ordinary income for such year;

     . 95% of our REIT capital gain net income for such year (other than such capital gain net income which we elect to retain and pay tax on); and

     .    any undistributed taxable income from prior periods,

then we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Seventh, if we acquire any asset from a "C" corporation (i.e., a corporation generally subject to full corporate-level tax) in a merger or other transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other asset) in the hands of the "C" corporation and we recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired such asset, then to the extent of such asset's built-in-gain (i.e., the excess of the fair market value of such asset at the time of acquisition by us over the adjusted basis in such asset at such time), we will be subject to tax at the highest regular corporate tax rate applicable. The results described above with respect to the tax on built-in-gain assume that we will elect pursuant to existing temporary

Treasury regulations to be subject to the rules described in the preceding sentence if we were to make any such acquisition.

Requirements for Qualification

     The Code defines a REIT as a corporation, trust, or association:

     (i)     that is managed by one or more trustees or directors;

     (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

     (iii) that would be taxable as a domestic corporation but for sections 856 through 860 of the Code;

     (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

     (v)     the beneficial ownership of which is held by 100 or more persons;

     (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");

     (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status;

     (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury regulations promulgated thereunder; and

     (ix) that meets certain other tests, described below, regarding the nature of its income and assets.

     Conditions (i) to (iv), inclusive, must be met during the entire taxable year and condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. As described in clause (iv), we will fail to qualify as a REIT if we are treated as a financial institution for purposes of the Code. The term financial institution includes a bank, which is generally defined under the Code as a business in which a substantial part of its transactions include receiving deposits and making loans. Although virtually all of our common shares are owned by the Bank, we have operated, and intend to continue to operate, as a separate corporate entity. As long as we are considered a separate entity for tax purposes the ownership interest held by the Bank would not affect our REIT qualification. We cannot assure you, however, that the IRS will not challenge our separate existence. Any such challenge, if successful, could disqualify us as a REIT.

     For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Section 401(a) of the Code, however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule. We currently satisfy, and expect to continue to satisfy after the offering, the 5/50 Rule, because for those purposes our common shares held by the Bank are treated as held by the Bank's shareholders. In addition, our articles of incorporation provide for restrictions regarding the transfer of our capital stock that are intended to assist us in continuing to satisfy the share ownership requirements of clauses (v) and (vi). Such transfer restrictions are described in "Description of Capital

Stock--Restrictions on Ownership and Transfer." It is possible, however, that the ownership of the Bank might become sufficiently concentrated in the future such that five or fewer individuals would be treated as having constructive ownership of more than 50% of our value. This risk may be increased in the future as the Bank implements its common share repurchase program because repurchases may cause ownership in the Bank to become more concentrated. In addition, while the fact that the Series A preferred shares, the Series C preferred shares and the Series B preferred shares may be redeemed or exchanged will not affect our REIT status prior to any such redemption or exchange, the redemption or exchange of all or a part of the Series A preferred shares, the Series C preferred shares and the Series B preferred shares upon the occurrence of a certain Tax Event or an Exchange Event could adversely affect our ability to satisfy the share ownership requirements in the future. See "Description of the Series B Preferred Shares--Redemption," "--Automatic Exchange." Accordingly, we cannot assure you that we will continue to meet the 5/50 Rule on a continuing basis. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and do not know or, exercising reasonable diligence would not know, that we have violated the 5/50 Rule, we will, however, be deemed to have complied with the 5/50 Rule for such taxable year.

     We currently have no corporate subsidiaries, but may have corporate subsidiaries in the future. Section 856(i) of the Code provides that a corporation that is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is held by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiaries will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as our assets, liabilities, and items of income, deduction and credit. Section 856(l) of the Code generally provides that a taxable REIT subsidiary is a corporation which, together with its parent REIT, makes an election to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by a REIT, and is generally subject to full corporate level tax. A REIT may own up to 100% of the stock of a taxable REIT subsidiary. We do not currently intend to hold securities of a taxable REIT subsidiary.

     In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below.

Income Tests

     In order for us to maintain our qualification as a REIT, two requirements relating to our gross income must be satisfied annually. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including rents from real property and interest on obligations secured by mortgages on real property or on interests in real property, and dividends or other distributions on and gain from the sale of shares in other REITs) or from certain types of temporary investment income. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property, mortgages on real property, or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of shares or securities, or from any combination of the foregoing.

     The term "interest," as defined for purposes of the 75% and 95% gross income tests, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. In addition, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on the income or profits of a debtor if the debtor derives substantially all of its gross income from the related property through the leasing of substantially all of its interests in the property, to the extent the amounts received by the debtor would be characterized as rents from real property if received by a REIT. Furthermore, to the extent that interest from a loan that is based on the cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property, which generally is qualifying income for purposes of the 75% and 95% gross income tests.

     Interest will qualify as "interest on obligations secured by mortgages on real property or on interests in real property" if the obligation is secured by a mortgage on real property having a fair market value at the time of acquisition of the obligation at least equal to the principal amount of the loan. However, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date we acquired the mortgage loan, the interest income will be apportioned between the real property and the other property, which apportionment may cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

     We may receive income not described above that is not qualifying income for purposes of one or both of the 75% and 95% gross income tests. We will monitor the amount of nonqualifying income produced by our assets and will manage our portfolio in order to comply at all times with the two gross income tests.

     REITs generally are subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less deductible expenses directly connected with the production of such income. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property:

     . that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness owed to the REIT that such property secured;

     . for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

     . for which such REIT makes a proper election to treat such property as foreclosure property.

     We intend to make elections when available to treat property as foreclosure property to the extent necessary or advisable to maintain REIT qualification.

     Property acquired by us will not be eligible for the election to be treated as foreclosure property if the related loan was acquired by us at a time when default was imminent or anticipated. In addition, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

     Net income derived from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held "primarily for sale to customers in the ordinary course of a trade or business." We intend to conduct our operations so that no asset owned by us will be held for sale to customers and that a sale of any such asset will not be in the ordinary course of business. Whether property is held primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. In appropriate circumstances, we will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that we will comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held primarily for sale to customers in the ordinary course of a trade or business.

     If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of its income to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of those relief provisions. As discussed above in "-Taxation of First Republic Capital Corporation," even if those relief provisions apply, a 100% tax would be imposed on the net income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by a fraction intended to reflect our profitability.

Asset Tests

     At the close of each quarter of each taxable year, we also must satisfy certain tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by cash or cash items (including certain receivables), government securities, real estate assets, or, in cases where we raise new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following our receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the mortgage is fully secured by real property and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in mortgage loans or land or improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property). Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total value or voting power of the outstanding securities of any one issuer (except, in each case, for our interests in qualified REIT subsidiaries and other qualified REITs or interests in "taxable REIT subsidiaries"). Fourth, not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

     We expect that any interests in real property that we acquire generally will be qualifying assets for purposes of the 75% asset test. In addition, we do not intend to hold securities of taxable REIT subsidiaries. We will monitor the status of the assets that we acquire for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests.

     If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if:

     . we satisfied the asset tests at the close of the preceding calendar quarter; and

     . the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If the condition described in clause (2) of the preceding sentence were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Distribution Requirements

         In order to qualify as a REIT, we are required to distribute with respect to each taxable year dividends (other than capital gain dividends) to our shareholders in an aggregate amount at least equal to the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus the sum of certain items of noncash income. Dividends paid with respect to our preferred shares, including the Series B preferred shares, will count toward satisfying this distribution requirement. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax thereon at regular ordinary and capital gains corporate tax rates.

         Furthermore, if we should fail to distribute during each calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of the January immediately following such year) at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

         We may elect to retain, rather than distribute our net long-term capital gains. The effect of such an election is that:

         .   We will be required to pay the tax on such gains;

         . U.S. shareholders (as defined below), while required to include their proportionate share of the undistributed long-term capital gains in income, will receive a credit or refund for their share of the tax paid by us; and

         . the basis of U.S. shareholders' shares would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by us) included in such U.S. shareholders' long-term capital gains.

         In certain circumstances, our investments may generate income for federal income tax purposes without a corresponding receipt of cash. This is known as "phantom income." In order for us to meet REIT qualifications and/or avoid tax at the REIT level on phantom income, we may be forced to use cash generated from other sources, including, without limitation, asset sales and borrowings, to make required distributions.

         Under certain circumstances, we may be able to rectify a failure to meet the distribution requirements for a year by paying deficiency dividends to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Although we may be able to avoid being taxed on amounts distributed as deficiency dividends, we will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements

     Pursuant to applicable Treasury Regulations, we must maintain certain records and request on an annual basis certain information from our shareholders designed to disclose the actual ownership of our outstanding shares. Failure to comply with such recordkeeping requirements could result in substantial monetary penalties.

Excess Inclusion Income

     We have purchased or otherwise acquired mortgage loans. If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on such mortgage loans, such arrangement will be treated as a "taxable mortgage pool" for federal income tax purposes. If all or a portion of our company is considered a taxable mortgage pool, our status as a REIT generally should not be impaired; however, a portion of our taxable income may be characterized as "excess inclusion income" and allocated to our shareholders. Any excess inclusion income:

     .   could not be offset by unrelated net operating losses of a shareholder;

     . would be subject to tax as "unrelated business taxable income" to a tax-exempt shareholder;

     . would be subject to the application of federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to foreign shareholders; and

     . would be taxable (at the highest corporate tax rate) to us, rather than our shareholders, to the extent allocable to our shares held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

Failure to Qualify

     If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions discussed above do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to our shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributions may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to statutory relief from our failure to qualify as a REIT.

Tax Treatment of Automatic Exchange

     Upon an Exchange Event, the outstanding Series B preferred shares will be automatically exchanged on a forty-for-one basis for preferred shares of the Bank. The automatic exchange will be a taxable exchange with respect to which each holder of the Series B preferred shares will recognize a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series B preferred shares and the fair market value of the preferred shares of the Bank received in the automatic exchange. Because the preferred shares of the Bank will not be included on the Nasdaq National Market or any other national securities exchange or on any over-the-counter market, each individual holder will be required to determine the fair market value of preferred shares of the Bank received to determine the tax effect of the automatic exchange. Assuming that such holder's Series B preferred shares were held as capital assets for more than one year prior to the automatic exchange, any gain or loss will be a long-term capital gain or loss. Long-term capital losses are deductible, subject to certain limitations. The basis of the holder in the preferred shares of the Bank will be their fair market value at the time of the automatic exchange. See "Description of the Series B Preferred Shares-Automatic Exchange."

Taxation of U.S. Stockholders

     The term "U.S. stockholder" means a holder of Series B preferred shares that for U.S. federal income tax purposes is not an entity that has a special status under the Code (such as a tax-exempt organization or a dealer in securities) and is:

         .   an individual citizen or resident of the United States;

         . a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

         . an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

         . any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

         As long as we qualify as a REIT, distributions made to our taxable U.S. stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions out of earnings and profits that we designate as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. stockholder has held his Series B preferred shares. Corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted basis of the U.S. stockholder's Series B preferred shares, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Series B preferred shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Series B preferred shares had been held for one year or less), provided that the Series B preferred shares are a capital asset in the hands of the U.S. stockholder. In addition, any distribution declared by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by us during January of the following calendar year.

         We may classify any distributions designated as capital gain dividends as either (i) 20% gain dividends, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 20%; or (ii) unrecaptured Section 1250 gain dividends, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%. We must determine the maximum amounts that we may designate as 20% and 25% capital gain dividends by performing the computation required by the Code as if we were an individual whose ordinary income was subject to a marginal tax rate of at least 28%.

U.S. Stockholders may not include in their individual income tax returns our net operating losses or capital losses. Instead, such losses would be carried over by us for potential offset against our future income (subject to certain limitations). Taxable distributions from us and gain from the disposition of the Series B preferred shares will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any passive activity losses (such as losses from certain types of limited partnerships in which a stockholder is a limited partner) against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Series B preferred shares (or distributions treated as such), however, will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income or capital gain.

         We may invest in certain types of mortgage loans that may cause us under certain circumstances to recognize phantom income in early years and to experience an offsetting excess of economic income over our taxable income in later years. As a result, U.S. stockholders may from time to time be required to pay federal income tax on distributions that economically represent a return of capital, rather than a dividend. Such distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Accordingly, if we receive phantom income, our U.S. stockholders may be required to pay federal income tax with respect to such income on an accelerated basis, for example, before such income is realized by the stockholders in an economic sense. If there is taken into account the time value of money, such an acceleration of federal income tax liabilities would cause U.S. stockholders to receive an after-tax rate of return on an investment in us that would be less than the after-tax rate of return on an investment with an identical before-tax rate of return that did not generate phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable U.S. stockholder will decrease. We will consider the potential effects of phantom income on our taxable stockholders in managing our investments.

         In general, any gain or loss realized upon a taxable disposition of the Series B preferred shares by a U.S. stockholder who is not a dealer in securities will be treated as capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the Series B preferred shares have been held for more than 12 months. In general, any loss upon a sale or exchange of the Series B preferred shares by a U.S. stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by that stockholder as long-term capital gain. A U.S. stockholder who is an individual, estate or trust, and who recognizes long-term capital gain will be subject to a maximum capital gain rate of 20%. U.S. stockholders who acquire or are deemed to acquire stock after December 31, 2000 and who hold such stock for more than five years may be eligible for a reduction in the long-term capital gains rate. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gains rate of 25% to a portion of the capital gain realized by a non-corporate stockholder on the sale of REIT shares, corresponding to the REIT's "unrecaptured Section 1250 gain." Stockholders should consult their own tax advisors regarding their potential capital gains tax liability.

         We will report to our stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid unless such holder:

         . is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

         . provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

         A stockholder who does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's federal income tax liability.

Taxation of Tax-Exempt Stockholders

         Tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"), as defined in
Section 512(a)(1) of the Code. While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. A portion of our taxable income, however, may be characterized as excess inclusion income that would be subject to tax as UBTI. See "--Excess Inclusion Income." In addition, if an Exempt Organization finances its acquisition of the Series B preferred shares with debt, a portion of its income from us will constitute UBTI pursuant to the "debt-financed property" rules. In addition, in certain circumstances, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI. This rule applies to a pension trust holding more than 10% of our shares only if:

         . the percentage of our income that is UBTI (determined as if we were a pension trust) is at least 5%;

         . we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

         . either (i) one pension trust owns more than 25% of the value of our shares or (ii) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of its shares.

Taxation of Non-U.S. Stockholders

         The rules governing the U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex and no attempt will be made in this section to provide more than a summary of these rules. Prospective Non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state, and local income tax laws with regard to an investment in the Series B preferred shares, including any reporting requirements.

         Distributions to Non-U.S. Stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gains dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Series B preferred shares is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Stockholder that is a non-U.S. corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate, such as a Form W-8BEN, is filed with us or (ii) the Non-U.S. Stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

         Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's Series B preferred shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's Series B preferred shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of such non-U.S. stockholder's Series B preferred shares, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We may be required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

         For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests (i.e., generally interests in real property located in the United States and interests in U.S. corporations at least 50% of whose assets consist of U.S. real property interests) will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). An interest in real property solely as a creditor does not constitute a U.S. real property interest, but other interests in real property, such as a participating mortgage loan, would be treated as a U.S. real property interest subject to FIRPTA. We may hold both assets that constitute U.S. real property interests and those that do not. To the extent our assets do not constitute U.S. real property interests distributions by us will not be subject to tax under the FIRPTA rules described above. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. trade or business. Non-U.S. Stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder not entitled to treaty relief or exemption. We are required to withhold 35% of any distribution attributable to gains from the disposition of a U.S. real property interest. The amount withheld is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

         Gain recognized by a Non-U.S. Stockholder upon a sale of his or her Series B preferred shares generally will not be taxed under FIRPTA if we are a domestically controlled REIT, defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although it is currently anticipated that we will be a domestically controlled REIT and, therefore, the sale of the Series B preferred shares will not be subject to taxation under FIRPTA, there can be no assurance that we will be a domestically-controlled REIT. Even if we are not a domestically controlled REIT, an alternative exemption to the tax under FIRPTA might be available if either (i) we are not (and have not been within the five-year period prior to the sale) a U.S. real property holding corporation (as defined in the Code and the applicable Treasury regulations to generally include a corporation, 50% or more of the assets of which consist of U.S. real property interests) or (ii) our stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market and the selling shareholder held 5% or less of our outstanding stock at all times during a specified testing period. If the gain on the sale of the Series B preferred shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations), and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

         Even if the gain on the sale of our stock is not subject to FIRPTA, such gain will be taxable to a Non-U.S. Stockholder if:

         . investment in the Series B preferred shares is effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

         . the Non-U.S. Stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions apply, in which case the Non-U.S. Stockholder will be subject to a 30% tax on the individual's capital gains.

         Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Stockholders. Non-U.S. Stockholders should consult with a tax advisor with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to a Non-U.S. Stockholder is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Non-U.S. Stockholder will be allowed as a credit against any United States federal income tax liability of such Non-U.S. Stockholder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Other Tax Consequences

         We or our shareholders may be subject to state and local tax in various states and localities, including those states and localities in which we or they transact business, own property, or reside. The state and local tax treatment of us and our shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Series B preferred shares.

                              ERISA CONSIDERATIONS

General

         In evaluating the purchase of Series B preferred shares, a fiduciary of a qualified profit-sharing, pension or share bonus plan, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), a collective investment fund or separate account in which such plans invest and any other investor using assets that are treated as the assets of an employee benefit plan subject to ERISA (each, a "Plan" and collectively, "Plans") should consider:

         . whether the ownership of Series B preferred shares is in accordance with the documents and instruments governing such Plan;

         . whether the ownership of Series B preferred shares is consistent with the fiduciary's responsibilities and in compliance with the requirements of Part 4 of Title I of ERISA, including, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA and the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code;

         .    the need to value the assets of the Plan annually.

         In addition, the fiduciary of an individual retirement arrangement under Section 408 of the Code (an "IRA") considering the purchase of Series B preferred shares should consider whether the ownership of Series B preferred shares would result in a non-exempt prohibited transaction under Section 4975 of the Code.

         The fiduciary investment considerations summarized below provide a general discussion that does not include all of the fiduciary investment considerations relevant to Plans and, where indicated, IRAs. This summary is based on the current provisions of ERISA and the Code and regulations and rulings thereunder, and may be changed (perhaps adversely and with retroactive effect) by future legislative, administrative or judicial actions. Plans and IRAs that are prospective purchasers of Series B preferred shares should consult with and rely upon their own advisors in evaluating these matters in light of their own particular circumstances.

Plan Assets Regulation

         ERISA generally requires that the assets of a Plan be held in trust and that the trustee, or an investment manager (within the meaning of Section 3(38) of ERISA), have exclusive authority and discretion to manage and control the assets of the Plan. As discussed herein, our assets under current law do not appear likely to be assets of Plans receiving Series B preferred shares as a result of the offering. If our assets were deemed to be assets of Plans under ERISA, however, certain of our directors and officers might be deemed fiduciaries with respect to Plans that invest in us and the prudence and other fiduciary standards set forth in ERISA would apply to them and to all investments.

         If our assets were deemed to be assets of a Plan, transactions between us and parties in interest or disqualified persons with respect to the investing Plan or IRA could be prohibited transactions unless a statutory or administrative exemption is available. In addition, investment authority would also have been improperly delegated to such fiduciaries, and, under certain circumstances, Plan fiduciaries who make the decision to invest in the Series B preferred shares could be liable as co-fiduciaries for actions taken by us that do not conform to the ERISA standards for investments under Part 4 of Title I of ERISA.

         Under Department of Labor regulations governing what constitutes the assets of a Plan or IRA ("Plan Assets") for purposes of ERISA and the related prohibited transaction provisions of the Code (the "Plan Assets Regulation," 29 C.F.R. Sec.2510.3-101), when a Plan or IRA makes an equity investment in another entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan's assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply.

         For purposes of the Plan Assets Regulation, a "publicly-offered security" is a security that is:

         .    "freely transferable";

         .    part of a class of securities that is "widely held"; and

         . sold to the Plan or IRA as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and part of a class of securities that is registered under the Securities Exchange Act of 1934 within 120 days (or such later time as may be allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred.

         The Series B preferred shares will be registered under the Securities Act and the Securities Exchange Act within the time periods specified in the Plan Assets Regulation.

         The Plan Assets Regulation provides that a security is "widely held" only if it is a part of the class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. We expect the Series B preferred shares to be widely held upon the completion of the offering.

         The Plan Assets Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The Plan Assets Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. We believe that any restrictions imposed on the transfer of the Series B preferred shares are limited to the restrictions on transfer generally permitted under the Plan Assets Regulation and are not likely to result in the failure of the Series B preferred shares to be freely transferable.

         Assuming that the Series B preferred shares will be "widely held" and "freely transferable," we believe that under the Plan Assets Regulation the Series B preferred shares should be treated as publicly-offered securities and, accordingly, our underlying assets should not be considered to be assets of any Plan or IRA investing in the Series B preferred shares.

Prohibited Transactions

         Section 406 of ERISA provides that Plan fiduciaries are prohibited from causing a Plan to engage in certain types of transactions. Section 406(a) prohibits a fiduciary from knowingly causing a Plan to engage directly or indirectly in, among other things:

         . a sale or exchange, or leasing, of property with a party in interest;

         .    a loan or other extension of credit with a party in interest;

         . a transaction involving the furnishing of goods, services or facilities with a party in interest; or

         . a transaction involving the transfer of Plan Assets to, or use of Plan Assets by or for the benefit of, a party in interest.

         Additionally, Section 406 prohibits a Plan fiduciary from dealing with Plan Assets in its own interest or for its own account, from acting in any capacity in any transaction involving the Plan on behalf of a party (or representing a party) whose interests are adverse to the interests of the Plan, and from receiving any consideration for its own account from any party dealing with the Plan in connection with a transaction involving Plan Assets. Similar provisions in Section 4975 of the Code apply to transactions between disqualified persons and Plans and IRAs and result in the imposition of excise taxes on such disqualified persons.

         If a prohibited transaction has occurred, Plan fiduciaries involved in the transaction could be required to (i) undo the transaction, (ii) restore to the Plan any profit realized on the transaction and (iii) make good to the Plan any loss suffered by it as a result of the transaction. In addition, parties in interest or disqualified persons would be required to pay excise taxes or penalties.

         If the investment constituted a prohibited transaction under Section 408(e)(2) of the Code, the IRA would lose its tax-exempt status effective as of the first day of the taxable year in which such prohibited transaction occurred. The entire balance of the IRA would be treated as distributed to the individual who established the IRA or his beneficiary. Such deemed distribution would be taxable as ordinary income, and could also be subject to the 10% excise tax on premature distributions. The other penalties for prohibited transactions would not apply.

         Thus, the acquisition of the Series B preferred shares by a Plan could result in a prohibited transaction if we, an underwriter, the Bank or any of their affiliates is a party in interest or disqualified person with respect to the Plan. Any such prohibited transaction could be treated as exempt under ERISA and the Code if the Series B preferred shares were acquired pursuant to and in accordance with one or more "class exemptions" issued by the Department of Labor, which may include, but may not be limited to, Prohibited Transaction Class Exemption ("PTCE") 75-1 (an exemption for certain transactions involving employee benefit plans and broker-dealers (such as the underwriters), reporting dealers, and banks), PTCE 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 95-60 (an exemption for certain transactions involving an insurance company's general account) and PTCE 96-23 (an exemption for certain transactions determined by a qualifying in-house asset manager).

         A Plan should not acquire the Series B preferred shares pursuant to this offering if such acquisition will constitute a non-exempt prohibited transaction.

                    INFORMATION REGARDING FIRST REPUBLIC BANK

     The following is a summary of certain information regarding the Bank. As an integral part of this prospectus, we are delivering a copy of the Bank's offering circular relating to the preferred shares of the Bank that would be issued in an automatic exchange, including copies of the Bank's Annual Report on Form 10-K for the year ended December 31, 2000 in the form filed with the FDIC that is attached to the offering circular as Attachment A and copies of the Bank's Quarterly Report on Form 10-Q for the nine months ended September 30, 2001 in the form filed with the FDIC that is attached to the offering circular as Attachment B, with this prospectus. All material information relating to the Bank as of such dates and for the periods then ended, including information relating to the Bank's financial position and "Management's Discussion and Analysis of Financial Condition and Results of Operations," can be found in these documents.

Operations of the Bank

     First Republic Bank became a Nevada-chartered commercial bank in 1997. It is a successor to an entity that was founded in 1985. Since its conversion in 1997, the Bank has increased the products and services that it provides to customers and is transforming its liability structure. The Bank operates as a commercial bank primarily focused on real estate lending, private banking and wealth management. To the extent authorized by law, the Bank's deposits are insured by the Bank Insurance Fund of the FDIC. The Bank conducts business from its network of retail branches in the five metropolitan areas of San Francisco, Los Angeles, San Diego, Las Vegas and New York and through its website at www.firstrepublic.com. The Bank's executive offices are located in San Francisco, California. At September 30, 2001, the Bank had total assets of $4.16 billion, deposits of $2.85 billion and shareholders' equity of $224 million. At September 30, 2001, under the regulatory capital ratios developed and monitored by the federal bank regulatory agencies and applicable to banks, the Bank's capital was sufficient to enable it to be qualified as well-capitalized.

Business Strategy and Growth

     Since 1997, the Bank has actively expanded its products and services as well as its branch locations in order to be positioned to acquire new customers during periods of bank consolidations in its primary market areas. The Bank's primary focus is on increasing balances in its business and personal checking accounts in order to lower the overall cost of funds. Average balances in these accounts have grown to over $345 million in the third quarter of 2001, a 75% increase over the same period in the prior year. The higher cost of providing more banking services from more locations with more people and the addition of investment advisory, trust and brokerage functions has increased expenses almost as rapidly as the resulting growth in fee income and net interest income.

         The Bank seeks to provide outstanding customer services and to attract new customers with a broad array of high quality products and services. The Bank's wealth management activities include real estate lending, private banking, investment advisory, trust and brokerage services. The Bank originates primarily real estate secured loans which satisfy strict underwriting guidelines, which has led to very good levels of asset quality in recent periods.

     The Bank funds its activities with deposits consisting of consumer and business checking, money market and passbook accounts and certificates of deposit as well as borrowings from the FHLB. The Bank also offers deposit services to businesses and individuals through the nationwide electronic banking networks.

Summary Financial Information

     Earnings. For the nine months ended September 30, 2001, the Bank's net income was $17,729,000, as compared to $17,118,000 for the same period in 2000. The Bank's net interest income increased 23% from $73,836,000 in the 2000 period to $91,001,000 in the 2001 period. The Bank had a net interest margin of 3.19% for the nine months ended September 30, 2001 compared to 2.64% for the same period in 2000. The Bank achieved a return on average assets of 0.61% and 0.61% and a return on average equity of 11.06% and 11.92% for the nine months ended September 30, 2001 and 2000, respectively. For the year ended December 31, 2000, the Bank's net income was $22,640,000, as compared to $22,222,000 for the same period in 1999. The Bank's net interest income increased 25%, from $81,131,000 in 1999 to $101,011,000 in 2000. The Bank had a net interest margin of 2.73% for the year ended December 31, 2000 and net interest margin of 2.87% for the same period in 1999. The Bank achieved a return on average assets of 0.61%, 0.70% and 0.81% and a return on average equity of 11.68%, 11.93% and 12.39%, for the years ended December 31, 2000, 1999, and 1998, respectively.

     Asset Quality. At September 30, 2001, the Bank's nonperforming loans totaled $851,000, or 0.02%, of total assets. At December 31, 2000, the Bank's nonperforming assets totaled $2,183,000, or 0.06% of total assets, compared to $11,446,000 or 0.32% of total assets at December 31, 1999. The Bank's nonperforming assets at December 31, 2000, include $1,246,000 of real estate owned.

Risk Factors

     The purchase of Series B preferred shares involves risks with respect to the performance and capital levels of the Bank. A significant decline in the performance and capital levels of the Bank or the placement of the Bank into bankruptcy, reorganization, conservatorship or receivership will likely result in an automatic exchange of the Series B preferred shares for preferred shares of the Bank. You would then be a preferred shareholder of the Bank. An investment in the Bank is subject to certain risks that are distinct from the risks associated with an investment in us. These risks are described in more detail in the attached offering circular under the caption "Risk Factors" commencing on page OC-10. These risks include:

     . Interests in residential real estate property located in California secures a significant portion of the Bank's total loan portfolio. As a result, the quality of the Bank's portfolio is dependent, in part, on the performance of the residential real estate market in California, generally, and adverse economic conditions in California would adversely affect the Bank's financial condition and results of operations in the future.

     . We cannot assure you that the Bank will be able to compete with other financial institutions for the origination of residential mortgage loans, or that the Bank will be able to originate a sufficient volume of loans or originate loans on terms that will result in the same levels of profitability that the Bank has previously experienced.

     . The Bank faces risks inherent in real estate secured lending, including errors in analyses of credit risk, errors in valuing underlying collateral and other more intangible factors which are considered in making such loans. We cannot assure you that the Bank's profit margins will not be negatively impacted by errors in analyses and by loan defaults of borrowers. Further, the ability of borrowers to repay loans may be adversely affected by any downturn in general economic conditions.

     . The Bank's results of operations are dependent upon, among other things, its net interest income, which results from the margin between interest earned on interest-earning assets, such as investments, and interest paid on interest-bearing liabilities, such as deposits. Interest rates are highly sensitive to many factors beyond the control of the Bank, including governmental monetary policies, domestic and international economic and political conditions (including terrorism and the response of the United States to terrorism), inflation, recession, unemployment and money supply. Changes in interest rates can affect the Bank's profitability in respect to net interest income, the volume of loans it originates, and the ability of borrowers and purchasers of other real estate owned to service debt. The Bank has acquired a number of fixed rate loans that increase its exposure to interest rate risk. Although the Bank funds purchases with longer term certificates of deposit and takes other steps to limit its overall exposure to interest rate fluctuations, we cannot assure you that it will be successful in doing so. Fluctuations in market interest rates are neither predictable nor controllable and may have a materially adverse impact on the Bank's operations and financial condition.

Lending Activities

     The Bank's loan portfolio primarily consists of loans secured by single family residences, multifamily buildings and seasoned commercial real estate properties and loans to construct these properties. Currently, the Bank's strategy is to emphasize the origination of single family mortgage loans and to selectively originate multifamily mortgages and commercial real estate mortgages, construction loans and other loans. A substantial portion of single family loans have been originated for sale in the secondary market, whereas historically a small percentage of apartment and commercial real estate loans has been sold. From its inception in 1985 through December 31, 2000, the Bank originated approximately $12.2 billion of loans, of which approximately $8.2 billion have been single family home loans. Approximately $4.2 billion of loans have been sold to investors.

     The Bank has emphasized the retention of adjustable rate mortgages, or ARMs, in its loan portfolio. At December 31, 2000, 74% of the Bank's loans were adjustable rate or due within one year. If interest rates rise, payments on ARMs increase, which may be financially burdensome to some borrowers. Subject to market conditions, however, the Bank's ARMs generally provide for a total cap that is 5% to 6% above the initial interest rate as well as periodic caps on the rates to which an ARM can increase from its initial interest rate, thereby protecting borrowers from unlimited interest rate increases. Also, the ARMs offered by the Bank often carry fixed rates of interest during the initial period from one to twelve months that are below the rate determined by the index at the time of origination plus the contractual margin. Certain ARMs contain provisions for the negative amortization of principal in the event that the amount of interest and principal due is greater than the required monthly payment. Generally, the Bank underwrites the ability of borrowers to make payments at a rate in excess of the fully accrued interest rate, which is well above the initial start rate on negative amortization loans. The amount of any shortfall is added to the principal balance of the loan to be repaid through future monthly payments, which could cause increases in the amount of principal owed by the borrower over that which was originally advanced. At December 31, 2000, the amount of loans with the potential for negative amortization held by the Bank was approximately 6% of total loans and the amount of loans which had actually experienced an increase in principal balance since origination was approximately 2% of total loans. Of the Bank's loans that have experienced an increase in principal since origination, the average increase was 2.3% of the original principal balances.

     The Bank has also originated and purchased intermediate fixed rate ARMs (fixed for an initial period of 3 to 10 years) for retention in its loan portfolio. The origination of such loans is dependent primarily upon conditions in the loan origination and secondary markets as well as general market interest rates and the Bank's interest rate risk position. At December 31, 2000, the Bank held $575 million of intermediate ARM loans, representing 18% of its total loan portfolio. These loans include loans secured by single family homes and income properties, carried an initial fixed rate term from 36 to 120 months and had a weighted average next reset date of approximately 56 months at December 31, 2000.

     The Bank's loan originations totaled $1.96 billion in 2000, $1.79 billion in 1999, and $1.51 billion in 1998. The level of loan originations for the past three years reflects increased single family lending as a result of the relatively lower rates of interest available to borrowers and increased home purchases in the Bank's primary markets. Management expects that loan origination volume for 2001 will increase to $2.2 billion or higher, based on the current level of interest rates and both home purchase and refinance volume, as well as current conditions in the secondary market for mortgage loans and the Bank's local economies.

Regulatory Capital Requirements

     Under current FDIC prompt corrective action regulations, state-chartered, non-member banks (banks that are not members of the Federal Reserve System), such as the Bank, are required to comply with three separate minimum capital requirements: a Tier 1 leverage capital ratio, as defined below, and two risk-based capital ratios.

     Leverage Ratio. The capital regulations effectively establish a minimum 4% ratio of Tier 1 capital (defined below) to total assets (the "Tier 1 leverage capital ratio") for state-chartered, non-member banks. Under the capital regulations, highly rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity and good earnings. "Tier 1 capital" generally includes common shareholders' equity (including retained earnings), qualifying noncumulative perpetual preferred shares and any related surplus, and minority interest in the equity accounts of fully consolidated subsidiaries. Intangible assets, other than properly valued purchased mortgage servicing rights up to certain specified limits, must be deducted from Tier 1 capital. As of September 30, 2001, the Bank's Tier 1 leverage capital ratio was 6.38%.

     Risk-Based Capital. The risk-based capital requirements contained in the capital regulations generally require state-chartered, non-member banks to maintain a ratio of Tier 1 capital to risk-weighted assets ("Tier 1 risk-based capital ratio") of at least 4% and a ratio of total capital to risk-weighted assets ("total risk-based capital ratio") of at least 8%. Risk-weighted assets are determined by multiplying certain categories of a bank's assets, including off-balance sheet asset equivalents, by an assigned risk weight of 0% to 100% based on the credit risk associated with those assets specified in the capital regulations. For purposes of the risk-based capital requirements, "total capital" means Tier 1 capital plus supplementary capital, so long as the amount of supplementary capital that is used to satisfy the requirement does not exceed the amount of Tier 1 capital. "Supplementary capital" includes, among other things, so-called permanent capital instruments (perpetual preferred shares, mandatory redeemable preferred shares, intermediate-term preferred shares, mandatory convertible subordinated debt and subordinated debt), and a certain portion of the allowance for loan losses up to a maximum of 1.25% of risk-weighted assets. As of September 30, 2001, the Bank's Tier 1 risk-based capital ratio was 9.31% and its total risk-based capital ratio was 12.70%.

     Regulatory Consequences of Failing To Meet Capital Requirements. A number of sanctions may be imposed on FDIC-insured banks that are not in compliance with the capital regulations, including, among other things, restrictions on asset growth and imposition of a capital directive that may require, among other things, an increase in regulatory capital, reduction of rates paid on savings accounts, cessation of or limitations on deposit-gathering, lending, purchasing loans, making specified investments, or issuing new accounts, limits on operational expenditures, an increase in liquidity and such other restrictions or corrective actions as the FDIC may deem necessary or appropriate. In addition, any FDIC-insured bank that is not meeting its capital requirements must provide the FDIC with prior notice before the addition of any new director or senior officer.

     Under the FDIC's prompt corrective action regulations, a bank is deemed to be:

     . "well capitalized" if it has total risk-based capital of 10% or more, a Tier 1 risk-based capital ratio of 6% or more and a Tier 1 leverage capital ratio of 5% or more and is not subject to any written agreement, order, capital directive, or corrective action directive;

     . "adequately capitalized" if it has a total risk-based capital ratio of 8% or more, a Tier 1 risk-based capital ratio of 4% or more and a Tier 1 leverage capital ratio of 4% or more (3% under certain circumstances) and does not meet the definition of well capitalized;

     . "undercapitalized" if it has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4% or a Tier 1 leverage capital ratio that is less than 4% (3% under certain circumstances);

     . "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a Tier 1 leverage capital ratio that is less than 3%; and

     . "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

     Section 38 of the Federal Deposit Insurance Act, as amended ("FDIA"), and its related regulations, also specify circumstances under which a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

     As of September 30, 2001, the Bank's Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio and Total risk-based capital ratio were 6.38%, 9.31%, and 12.70%, respectively, sufficient to enable it to be qualified as well-capitalized under such FDIC regulations.

     Immediately upon becoming undercapitalized, an institution will become subject to the provisions of Section 38 of the FDIA, which include:

     .    restricting payment of capital distributions and management fees;

     . requiring that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital;

     .    requiring submission of a capital restoration plan;

     .    restricting the growth of the institution's assets; and

     .    requiring prior approval of certain expansion proposals.

     The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include the following:

     .    requiring the institution to raise additional capital;

     .    restricting transactions with affiliates;

     .    restricting interest rates paid by the institution on deposits;

     .    requiring replacement of senior executive officers and directors;

     .    restricting the activities of the institution and its affiliates;

     . requiring divestiture of the institution or the sale of the institution to a willing purchaser; and

     .    any other supervisory action that the agency deems appropriate.

     The Federal Deposit Insurance Corporation Improvements Act of 1991, as amended, provides for the appointment of a conservator or receiver for any insured depository institution that is critically undercapitalized, or that is undercapitalized and:

     .    has no reasonable prospect of becoming adequately capitalized;

     . fails to become adequately capitalized when required to do so under the prompt corrective action provisions;

     . fails to submit an acceptable capital restoration plan within the prescribed time limits; or

     .    materially fails to implement an accepted capital restoration plan.

     In addition, the FDIC will be required to appoint a receiver (or a conservator) for a critically undercapitalized depository institution within 90 days after the institution becomes critically undercapitalized or to take such other action that would better achieve the purpose of Section 38 of FDIA. Such alternative action can be renewed for successive 90 day periods. With limited exceptions, however, if the institution continues to be critically undercapitalized on average during the quarter that begins 270 days after the institution first became critically undercapitalized, a receiver must be appointed.

     The following table sets forth the Bank's actual capital ratios and capital requirements as of September 30, 2001:

                                                                                                      Minimum
                                                                                                     To Be Well
                                                                               Minimum           Capitalized Under
                                                                               Capital           Prompt Corrective
                                                        Actual              Requirements         Action Provisions
                                                 --------------------   --------------------    --------------------
(Dollars in thousands)                             Amount      Ratio      Amount      Ratio       Amount      Ratio
                                                 ----------   -------   ----------   -------    ----------   -------
Total Capital  (to Risk-Weighted Assets)          $349,062     12.70%    $219,908      8.0%      $274,885     10.0%

Tier 1 Capital  (to Risk-Weighted Assets)          255,859      9.31      109,954      4.0        164,931      6.0

Tier 1 Capital (to Average Assets)                 255,859      6.38      160,413      4.0        200,516      5.0

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement
dated December   , 2001, the underwriters named below, who are represented by
Wells Fargo Van Kasper, LLC, have severally agreed to purchase from us the following respective number of Series B preferred shares at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                              Number of Series B
     Underwriter                               Preferred Shares
     -----------                               ----------------
     Wells Fargo Van Kasper, LLC .......
     Ryan, Beck & Co. ..................
                                             --------------------
     Total .............................
                                             ====================

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all of the Series B preferred shares offered by this prospectus if any of such shares are purchased.

     We will pay the underwriters a commission not to exceed 4% of the aggregate offering price of the Series B preferred shares, or $1.00 for each Series B preferred share sold in the offering. We have been advised by the underwriters that the underwriters propose to offer the Series B preferred shares to the public at the public offering price set forth on the cover page of this prospectus and to certain securities dealers at such price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the offering, the public offering price, concession, allowance and reallowance may be changed by the representatives of the underwriters.

     The following table sets forth the per share and total underwriting discounts and commissions and expenses to be paid to the underwriters by us. The amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

     Underwriting Discounts and Commissions:   No Exercise    Full Exercise
     ---------------------------------------   -----------    -------------
     Per share .........................
     Total .............................
     Expenses ..........................

     The following table sets forth the estimated expenses that we expect to pay as part of the offering, other than underwriting commissions and expenses.

     Registration Fee .............................
     NASD Fee .....................................
     Nasdaq National Market Listing Fee ...........
     Printing Expenses ............................
     Legal Fees and Expenses ......................
     Accounting Fees and Expenses .................
     Blue Sky Fees and Expenses ...................
     Miscellaneous ................................
                                                       --------------
     Total ........................................
                                                       ==============

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 15% of the offering amount at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Series B preferred shares to be purchased by it shown in the above table bears to 1,200,000 and we will be obligated, pursuant to the option, to sell such shares to the underwriters. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Series B preferred shares offered hereby. If the option is exercised, the underwriters will offer such additional shares on the same terms as those on which the 1,200,000 Series B preferred shares are being offered.

     The underwriters have informed us that they do not expect sales to accounts over which the underwriters exercise discretionary authority to exceed 5% of the total number of shares of Series B preferred shares offered by them.

     Prior to the offering, there has been no public market for the Series B preferred shares. We have applied for quotation of the Series B preferred shares on the Nasdaq National Market under the trading symbol " ". The trading of the Series B preferred shares on the Nasdaq National Market is expected to commence within 30 days after the initial delivery of the Series B preferred shares. The underwriters have advised us that they intend to make a market in the Series B preferred shares prior to the commencement of trading on the Nasdaq National Market. The underwriters will have no obligation to make a market in the Series B preferred shares, however, and may cease market making activities, if commenced, at any time.

     It is expected that delivery of the Series B preferred shares will be made through the facilities of the Depositary Trust Company in New York, New York on or about December , 2001.

     We and the Bank have agreed to indemnify the underwriters against certain losses, claims, damages or liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

     We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with this offering. The total estimated offering expenses to be paid by us are , including the out-of-pocket expenses of the representatives incurred in connection with this offering.

     In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series B preferred shares. Such transactions may include stabilization transactions pursuant to which the underwriters may bid for or purchase Series B preferred shares for the purpose of stabilizing its market price. The underwriters also may create a short position for the account of the underwriters by selling more Series B preferred shares in connection with the offering than they are committed to purchase from us. "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     In addition, the underwriters may impose "penalty bids" under contractual arrangements with the underwriters whereby they may reclaim from an underwriter (or dealer participating in the offering) for the account of other underwriters, the selling concession with respect to Series B preferred shares that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Series B preferred shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid might also affect the price of the Series B preferred shares to the extent that it could discourage resales of the security. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series B preferred shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                  LEGAL MATTERS

     Certain legal matters will be passed upon for us by Clifford Chance Rogers & Wells LLP, New York, New York, and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada, and for the underwriters by Sidley Austin Brown & Wood LLP, San Francisco, California. A member of Clifford Chance Rogers & Wells LLP is a director of the Bank and is or may be deemed to be the beneficial owner of 83,841 shares of common stock of the Bank.

                                     EXPERTS

     The financial statements of First Republic Preferred Capital Corporation as of December 31, 2000 and 1999, and for the year ended December 31, 2000 and for the period from Inception (April 19, 1999) to December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-11 under the Securities Act of 1933 for the registration of the Series B preferred shares. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, certain parts of which have been omitted as permitted by SEC rules and regulations. For further information about us and the Series B preferred shares, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus that is filed as an exhibit to the registration statement are not necessarily complete and each of these statements is qualified in all respects by the provisions of those exhibits.

                          INDEX TO FINANCIAL STATEMENTS


                                                                         Page
Independent Auditors' Report                                              F-2

Balance Sheets                                                            F-3

Statements of Income                                                      F-4

Statements of Stockholders' Equity                                        F-5

Statements of Cash Flows                                                  F-6

Notes to Financial Statements                                             F-7

All other schedules are omitted because the required information is not present (or is not present in amounts sufficient to require submission of the schedules) or is included in the financial statements and notes.

                          Independent Auditors' Report

The Board of Directors
First Republic Preferred Capital Corporation:


We have audited the accompanying balance sheets of First Republic Preferred Capital Corporation (the Company) (a majority owned subsidiary of First Republic
Bank) as of December 31, 2000 and 1999, and the related statements of income, stockholders' equity and cash flows for the year ended December 31, 2000 and for the period from inception (April 19, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Republic Preferred Capital Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000 and for the period from April 19, 1999 (inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.




/s/  KPMG LLP
-----------------------------
San Francisco, California
March 15, 2001

                  FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
              (A Majority Owned Subsidiary of First Republic Bank)

                                 Balance Sheets

      As of September 30, 2001 (unaudited), and December 31, 2000 and 1999

                                                                                 September 30,           December 31,
                                                                                                ----------------------------
                                  Assets                                            2001            2000            1999
                                                                                 -------------  -------------  -------------
                                                                                 (unaudited)

Cash and short-term investments on deposit
with First Republic Bank                                                          $  2,008,000  $   3,400,000  $   4,045,000
Single family mortgage loans                                                       124,656,000    109,195,000    108,119,000
Accrued interest receivable                                                            829,000        682,000        621,000
Prepaid expenses                                                                        30,000         17,000         19,000
Receivable from First Republic Bank                                                  1,005,000             --             --
                                                                                  ------------  -------------  --------------
         Total assets                                                             $128,528,000  $ 113,294,000  $ 112,804,000
                                                                                  ============  =============  =============

                   Liabilities and Stockholders' Equity

Liabilities:
   Dividends payable on common stock                                              $         --  $   1,976,000  $   1,488,000
   Dividends payable on preferred stock                                              1,557,000             --             --
   Payable to First Republic Bank                                                           --         12,000         12,000
   Other payables                                                                       13,000         12,000         10,000
                                                                                  ------------  -------------  --------------

         Total liabilities                                                           1,570,000      2,000,000      1,510,000
                                                                                  ------------  -------------  --------------

Stockholders' equity:
10.5% perpetual, exchangeable, noncumulative Series A preferred stock;
   $.01 par value per share; stated liquidation value of $1,000 per
   share; 55,000 shares authorized; 55,000 shares issued and outstanding            55,000,000     55,000,000     55,000,000
5.7% perpetual, exchangeable, noncumulative Series C preferred stock;
   $.01 par value per share; stated liquidation value of $1,000 per
   share; 10,000 shares authorized; 7,000 issued and outstanding                     7,000,000             --             --
Common stock, $.01 par value; 25,000,000 shares authorized; 11,243,472,
   10,000,000 and 10,000,000 shares issued and outstanding at September
   30, 2001, December 31, 2000 and December 31, 1999, respectively                     112,000        100,000        100,000
Retained Earnings                                                                    1,664,000             --             --
Additional paid-in capital                                                          63,182,000     56,194,000     56,194,000
                                                                                  ------------  -------------  --------------

         Total stockholders' equity                                                126,958,000    111,294,000    111,294,000
                                                                                  ------------  -------------  --------------

         Total liabilities and stockholders' equity                               $128,528,000  $ 113,294,000  $ 112,804,000
                                                                                  ============  =============  =============


See accompanying notes to financial statements.

                  FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
              (A Majority Owned Subsidiary of First Republic Bank)

                               Statement of Income

    Nine Months Ended September 30, 2001 (unaudited) and September 30, 2000 (unaudited) and Year Ended December 31, 2000 and Period from Inception (April
                         19, 1999) to December 31, 1999

                                                                                                      Period From
                                                                                                       Inception
                                                                                                       (April 19,
                                                            Nine Months Ended          Year Ended       1999) to
                                                               September 30,          December 31,    December 31,
                                                       ----------------------------   ------------    ------------
                                                          2001              2000          2000            1999
                                                       ------------    ------------   ------------    ------------
                                                                (unaudited)

Interest Income

     Interest on loans                                 $  6,022,000    $  5,599,000   $  7,583,000    $ 4,735,000
     Interest on short term investments                     186,000         297,000        293,000        199,000
                                                       ------------    ------------   ------------    ------------
         Total interest income                            6,208,000       5,826,000      7,876,000      4,934,000

Operating Expense

     Advisory fees payable to First Republic Bank            38,000          38,000         50,000         33,000
     General and administrative                              61,000          55,000         75,000         44,000
                                                       ------------    ------------   ------------    ------------
         Total operating expenses                            99,000          93,000        125,000         77,000

Net Income                                             $  6,109,000    $  5,733,000   $  7,751,000    $ 4,857,000
                                                       ============    ============   ============    ===========

Net Income                                             $  6,109,000    $  5,733,000   $  7,751,000    $ 4,857,000
Dividends on preferred stock                              4,445,000       4,331,000      5,775,000      3,369,000
                                                       ------------    ------------   ------------    ------------
Net Income available to common stockholders            $  1,664,000    $  1,402,000   $  1,976,000    $ 1,488,000
                                                       ============    ============   ============    ===========

See accompanying notes to financial statements.

                  FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
              (A Majority Owned Subsidiary of First Republic Bank)

                        Statement of Stockholders' Equity

   Year ended December 31, 2000, period from Inception (April 19, 1999) to December 31, 1999, and the nine months ended September 30, 2001 (unaudited)

                                                Preferred        Common           Additional        Retained
                                                  stock           stock        paid-in-capital      earnings          Total
                                              -------------   -------------    ---------------   -------------    -------------
Balance as of April 19, 1999                  $          --   $          --     $          --    $          --    $          --

Issuance of common stock to parent                       --         100,000       111,194,000               --      111,294,000

Private offering of 55,000 shares of Series
   A preferred stock on
   June 1, 1999                                  55,000,000              --                --               --       55,000,000

Return of capital payment                                --              --       (55,000,000)              --      (55,000,000)

Net income                                               --              --                --        4,857,000        4,857,000

Dividends paid on preferred stock                        --              --                --       (3,369,000)      (3,369,000)

Dividends payable on common stock                        --              --                --       (1,488,000)      (1,488,000)
                                              -------------   -------------     -------------    -------------    -------------
  Balance as of December 31, 1999                55,000,000         100,000        56,194,000               --      111,294,000

Net income                                               --              --                --        7,751,000        7,751,000

Dividends paid on preferred stock                        --              --                --       (5,775,000)      (5,775,000)

Dividends payable on common stock                        --              --                --       (1,976,000)      (1,976,000)
                                              -------------   -------------     -------------    -------------    -------------
  Balance as of December 31, 2000                55,000,000         100,000        56,194,000               --      111,294,000

Private offering of 7,000 shares of
   Series C convertible preferred stock           7,000,000              --                --               --        7,000,000

Capital contribution by First Republic Bank
  for 1,243,472 shares of common stock                               12,000         6,988,000               --        7,000,000

Net income                                               --              --                --        6,109,000        6,109,000

Dividends paid on Series A preferred stock               --              --                --       (2,888,000)      (2,888,000)
Dividends payable on Series A and Series C
  preferred stocks,                                      --              --                --       (1,557,000)      (1,557,000)
                                              -------------   -------------     -------------    -------------    -------------

Balance as of September 30, 2001              $  62,000,000   $     112,000     $  63,182,000    $   1,664,000    $ 126,958,000
                                              =============   =============     =============    =============    =============



See accompanying notes to financial statements.

                  FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
              (A Majority Owned Subsidiary of First Republic Bank)

                             Statement of Cash Flows

     Nine Months Ended September 30, 2001 (unaudited) and September 30, 2000 (unaudited) and Year Ended December 31, 2000 and Period from Inception
                     (April 19, 1999) to December 31, 1999


                                                                                                                    Period from
                                                                                                                     Inception
                                                                                                                  (April 19, 1999)
                                                                       Nine Months Ended            Year Ended          to
                                                                         September 30,             December 31,     December 31,
                                                                ------------------------------
                                                                     2001             2000             2000             1999
                                                                -------------    -------------    -------------    -------------
                                                                           (unaudited)
Cash flows from operating activities:
   Net income                                                   $   6,109,000    $   5,733,000    $   7,751,000    $   4,857,000
   Adjustments to reconcile net income to net cash provided
   by operating activities:
        Amortization of premium on loans                              104,000           98,000          129,000           71,000
        Changes in operating assets and liabilities:
         Interest receivable                                         (147,000)         (25,000)         (61,000)        (621,000)
         Receivable from First Republic Bank                       (1,005,000)              --               --               --
         Other assets                                                 (13,000)         (10,000)           2,000          (19,000)
         Payable due to First Republic Bank                           (12,000)              --               --           12,000
         Other payables                                                 1,000           (1,000)           2,000           10,000
                                                                -------------    -------------    -------------    -------------

           Net cash provided by operating activities                5,037,000        5,795,000        7,823,000        4,310,000
                                                                -------------    -------------    -------------    -------------

Cash flows from investing activities:
   Loans purchased from First Republic Bank                       (43,546,000)     (11,884,000)     (17,745,000)      (9,497,000)
   Principal payments on loans                                     27,981,000       13,990,000       16,540,000       10,766,000
                                                                -------------    -------------    -------------    -------------
           Net cash (used in) provided by investing
           activities                                             (15,565,000)       2,106,000       (1,205,000)       1,269,000
                                                                -------------    -------------    -------------    -------------

Cash flows from financing activities:
   Issuance of preferred stock                                      7,000,000               --               --       55,000,000
   Return of capital paid to First Republic Bank                           --               --               --      (55,000,000)
   Cash and cash equivalents contributed by
     First Republic Bank                                            7,000,000               --               --        1,835,000
   Dividends paid on preferred stock                               (2,888,000)      (2,887,000)      (5,775,000)      (3,369,000)
   Dividends paid on common stock                                  (1,976,000)      (1,488,000)      (1,488,000)              --
                                                                -------------    -------------    -------------    -------------

           Net cash (used in) provided by financing activities      9,136,000       (4,375,000)      (7,263,000)      (1,534,000)
                                                                -------------    -------------    -------------    -------------

(Decrease) increase in cash and cash equivalents                   (1,392,000)       3,526,000         (645,000)       4,045,000

Cash and cash equivalents at beginning of period                    3,400,000        4,045,000        4,045,000               --
                                                                -------------    -------------    -------------    -------------

Cash and cash equivalents at end of period                      $   2,008,000    $   7,571,000    $   3,400,000    $   4,045,000
                                                                =============    =============    =============    =============

Supplemental disclosure of cash flow information:
   Common stock dividend payable                                $          --    $          --    $   1,976,000    $   1,488,000
   Capital contributed by First Republic Bank in the form
   of loans                                                     $          --    $          --    $          --    $ 109,458,000

See accompanying notes to financial statements.

                  FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
              (A Majority Owned Subsidiary of First Republic Bank)
                         Notes to Financial Statements
         September 30, 2001 (unaudited) and December 31, 2000 and 1999

(1)    Organization and Basis of Presentation

       First Republic Preferred Capital Corporation (the Company) was formed by First Republic Bank (the Bank) on April 19, 1999 for the purpose of raising capital for the Bank. The Bank initially capitalized the Company with $111 million. The proceeds were used to fund the Company's principal business objective of acquiring, holding, financing and managing assets secured by real estate mortgages and other obligations secured by real property, as well as certain other qualifying Real Estate Investment Trust (REIT) assets (collectively, the Mortgage Assets). The assets presently held by the Company are loans secured by single family residential real estate properties (Mortgage Loans) that were originated by the Bank. The Company expects that all or substantially all of its Mortgage Assets will continue to be acquired from the Bank and will be Mortgage Loans. The Company has elected to be taxed as a real estate investment trust and intends to make distributions to its shareholders so as to be relieved of substantially all income taxes relating to ordinary income under provisions of current tax regulations. Accordingly, no provision for income taxes is included in the accompanying financial statements. The Company issued 10,000,000 shares of common stock (the Common Stock), par value $0.01 per share; the Bank owns all of the Common Stock, except for 9,840 shares held by certain of the Bank's employees and directors.

       On June 1, 1999, the Company completed an initial private offering (the Offering) of 55,000 shares of perpetual, exchangeable, noncumulative Series A preferred shares (the Series A Preferred Shares), receiving proceeds of $55,000,000 including underwriting fees contributed by the Bank. The Series A Preferred Shares have not been registered under the Securities Act of 1933 (the Securities Act) or any other applicable securities law. The Series A Preferred Shares may not be resold, pledged or otherwise transferred by the purchaser or any subsequent holder except
       (A)(i) to a person whom the transferor reasonably believes is a Qualified Institutional Buyer (QIB) in a transaction meeting the requirements of Rule 144A; (ii) to Institutional Accredited Investors (of the type described in Rule 501(a)(1) or (3) under the Securities Act) in transactions exempt from the registration requirements of the Securities Act; or (iii) pursuant to the exemption from registration under the Securities Act provided by Rule 144 (if available), and (B) in accordance with all applicable securities laws of the states of the United States. The Series A Preferred Shares will not be listed on any national securities exchange or for quotation through the Nasdaq National Stock Market, Inc. or any other quotation system and will be subject to significant restrictions on transfer. The Series A Preferred Shares eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages System of the National Association of Securities Dealers (PORTAL).

       The Company used the proceeds from the Offering to fund a dividend distribution to the Bank as the holder of initially all of the Company's Common Stock.

       On June 19, 2001, the Company completed a private placement to an affiliate of Credit Suisse First Boston of perpetual, exchangeable, noncumulative Series C Preferred Shares (the Series C Preferred Shares), that is convertible into common stock of the Bank. The placement amount was $7 million at a dividend rate of 5.7% with an option to purchase an additional amount of $3 million within the next 90 days. As of September 30, 2001, the option to purchase the additional $3 million of Series C Preferred Shares has expired without being exercised. The Series C Preferred Shares are convertible into Bank shares at a price of $30.56 per share. Dividends on the Series C Preferred Shares are paid semi-annually on June 30 and December 30. In connection with this transaction, the Company issued and the Bank purchased $7 million of additional common stock of the Company.

                 FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
              (A Majority Owned Subsidiary of First Republic Bank)
                         Notes to Financial Statements
         September 30, 2001 (unaudited) and December 31, 2000 and 1999

       The proceeds of the issuance of the Series C Preferred Shares and the additional issuance of common stock was used to purchase from the Bank approximately $14 million of single family mortgage loans including accrued interest.

(2)    Summary of Significant Accounting Policies

       (a)    Mortgage Loans

              Mortgage Loans are carried at the principal amount outstanding, net of purchase discounts and premiums. Discounts or premiums on Mortgage Loans are accreted or amortized as a yield adjustment over the expected lives of the loans using the interest method over the contractual term of the loans. Unaccreted or unamortized discounts or premiums on loans sold or paid in full are recognized in income at the time of sale or payoff. Mortgage Loans consist entirely of single family mortgages as of September 30, 2001, December 31, 2000 and 1999, respectively.

              As of September 30, 2001, all of the loans in the loan portfolio were single family mortgage loans. Of the $125 million outstanding, 72% were adjustable rate loans, 22% were intermediate-fixed rate loans and 6% were fixed rate loans. The weighted-average coupons for the three loan types were 7.00%, 6.63% and 6.92%, respectively. At the end of December 2000, 61% was adjustable rate loans, 31% was intermediate-fixed rate loans, and 8% was fixed rate loans. The weighted-average coupons for the three loan types were 7.86%, 6.74%, and 6.94%, respectively. At the end of December 1999, 57% was adjustable rate loans, 34% was intermediate-fixed rate loans, and 9% was fixed rate loans. The weighted-average coupons for the three loan types were 6.96%, 6.66%, and 6.95%, respectively. The weighted-average maturities on these single family loans as of September 30, 2001, December 31, 2000 and December 31, 1999 were 25.7 years, 26.5 years and 27.3 years, respectively.

              Interest income from loans is recognized in the month earned. Interest income is not recorded on loans when they become more than 90 days delinquent, except for single family loans which are well secured and in the process of collection, or at such earlier time as management determined that the collectibility of interest is unlikely. When a loan is placed on nonaccrual status, interest income may be recorded when cash is received, provided that the Company's recorded investment in such loans is deemed collectible. When, in management's judgment, the borrower's ability to make periodic interest and principal payments resumes, the loan is returned to accrual status. There were no nonaccrual loans as of December 31, 2000 or 1999.

              The Company classifies a loan as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. The Company collectively reviews its portfolio of single family mortgage loans for impairment. There were no impaired loans included in the Company's loan portfolio as of September 30, 2001, December 31, 2000 or December 31, 1999.

       (b)    Allowance for Loan Losses

              The Company provides for losses by charging current income in such amounts as are required to establish an allowance for loan losses that can be reasonably anticipated based upon specific conditions at the time. Management considers a number of factors, including the Company's and the Bank's past loss experience, the Bank's underwriting policies, the amount of past due and nonperforming loans, observations of auditors, legal requirements,

                 FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
              (A Majority Owned Subsidiary of First Republic Bank)
                         Notes to Financial Statements
         September 30, 2001 (unaudited) and December 31, 2000 and 1999 recommendations or requirements of regulatory authorities, current economic conditions and other factors. As of September 30, 2001, management believes that no allowance for loan losses is necessary.

       (c)    Other Real Estate Owned

              Real estate acquired through foreclosure is recorded at the lower of cost or fair value minus estimated costs to sell. Costs related to holding real estate are recorded as expenses when incurred. The Company did not own any real estate as of September 30, 2001, December 31, 2000 or December 31, 1999.

       (d)    Statements of Cash Flows

              For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and cash on deposit at the Bank. As a REIT, the Company paid no income taxes for the nine months ended September 30, 2001, the year ended December 31, 2000 or the period ended December 31, 1999.

       (e)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)    Related Party Transactions

       During the first nine months of 2001, the Company purchased $29.7 million of loans from the Bank to replenish the loan portfolio because of loan payoffs at prices which resulted in the payment of an aggregate premium of $182,000 on these purchases. In addition, in June 2001, the Company purchased approximately $14 million of single family loans with the proceeds from the $7 million Series C Preferred Shares and a $7 million equity contribution from the Bank. The associated premium on that purchase was $20,000. All purchases were designed to be conducted at a price approximately equal to the fair market value of the loans.

       During the year ended December 31, 2000 and the period ended December 31,1999, the Company acquired all of its loans from the Bank at fair market value. The aggregate fair market value of such loans acquired by the Company was approximately $18 million in 2000 and $119 million in 1999, of which $58,000 and $367,000 were paid as premiums in 2000 and 1999, respectively.

       The Company entered into a servicing agreement with the Bank pursuant to which the Bank performs the servicing of loans held by the Company in accordance with normal industry practice. The servicing fee the Bank charges is 0.25% per year of the outstanding principal balances of all Mortgage Loans. The Company records interest on loans net of the servicing fees paid to the Bank. In its capacity as servicer, the Bank holds Mortgage Loan payments received on behalf of the Company in custodial accounts at the Bank.

       The Company entered into an advisory agreement (the Advisory Agreement) with the Bank (the Advisor) to administer the day-to-day operations of the Company. The Advisor will be responsible for (i) monitoring the credit quality of the Mortgage Assets held by the Company, (ii) advising the Company with respect to the reinvestment of income from, and principal payments on, the

                 FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
              (A Majority Owned Subsidiary of First Republic Bank)
                         Notes to Financial Statements
         September 30, 2001 (unaudited) and December 31, 2000 and 1999

       Mortgage Assets, and with respect to the acquisition, management, financing and disposition of the Company's Mortgage Assets, and (iii) monitoring the Company's compliance with the requirements necessary to qualify as a REIT.

       The Advisory Agreement with the Bank has an initial term of one year, and may be renewed for additional one-year periods. The advisory fee is $50,000 per year, payable in equal quarterly installments. The Company has $12,000 payable to the Bank for advisory fees as of September 30, 2001 and December 31, 2000 and 1999.

(4)    Dividend Payable

       Dividends on the Series A Preferred Shares are payable at the rate of 10 1/2% per annum if, when and as authorized by the Company's Board of Directors. If authorized, dividends are payable semiannually in arrears on the 30th day of June and December in each year. Dividends will accrue from the first day of each dividend period. Consequently, if the Board of Directors does not authorize a dividend on the Series A Preferred Shares for any semiannual dividend period, holders of Series A Preferred Shares will not be entitled to be paid that dividend later, or to recover any unpaid dividend whether or not funds are or subsequently become available. The Board of Directors may determine, in its business judgment, that it would be in the best interest of the Company to pay less than the full amount of the stated dividend on the Series A Preferred Shares or no dividend for any semiannual period, notwithstanding that funds are available to make such a payment. However, to remain qualified as a REIT, the Company must distribute annually at least 95% of its "REIT taxable income" (not including capital gains) to stockholders, and dividends generally cannot be paid on the Common Stock for periods in which less than full dividends are paid on the Series A Preferred Shares. For the year ended December 31, 2000 and the period ended December 31, 1999, the Company has paid preferred dividends of $5,775,000 and $3,369,000 to holders of the Series A Preferred Stock, respectively.

       The Company currently expects to pay an aggregate amount of dividends with respect to its outstanding shares of stock equal to not less than 90% (95% for taxable years beginning prior to January 1, 2001) of the Company's "REIT taxable income" (excluding capital gains) in order to remain qualified as a REIT. For the year or period ended December 31, 2000 and 1999, the Company declared dividends to the holders of its Common Stock of $1,976,000 and $1,488,000, respectively, or 100% of its REIT taxable income.

(5)    Common and Preferred Stock

       In November 1999, the Bank distributed 9,840 shares of its Common Stock of the Company to certain of the Bank's employees and directors. Holders of Common Stock are entitled to receive dividends when, and if authorized by the Board of Directors, out of funds legally available after all preferred dividends have been paid. Common Stock dividends of $0.1976 and $0.1490 per common share were declared on December 7, 2000 and December 14, 1999, respectively, to stockholders of record on December 31, 2000 and December 31, 1999, respectively.

       On June 1, 1999, the Company issued 55,000 shares of Series A Preferred Stock. Proceeds from this issuance were $55,000,000 including underwriting fees contributed by the Bank. The Series A Preferred Shares are not redeemable prior to June 1, 2009.

       On June 19, 2001, the Company issued 7,000 shares of Series C Preferred Shares. Proceeds from this issuance were $7,000,000, including issuance costs contributed by the Bank. The Series C Preferred Shares are not redeemable prior to June 16, 2007.

                 FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
              (A Majority Owned Subsidiary of First Republic Bank)
                         Notes to Financial Statements
         September 30, 2001 (unaudited) and December 31, 2000 and 1999

       Upon the occurrence of an adverse change in relevant tax laws, the Company will have the right to redeem the Series A Preferred Shares in whole (but not in part) at the liquidation preference thereof, plus the semiannual dividend thereon accrued through the date of redemption for the dividend period in which the redemption occurs. Each Series A Preferred Share will be exchanged automatically for one Bank Series A Preferred Share upon the occurrence of certain events. Except under certain limited circumstances, the holders of the Series A Preferred Shares have no voting rights.

       Holders of the Series A Preferred Shares are entitled to receive, if declared by the Board of Directors of the Company, noncumulative dividends at a rate of 10 1/2% per annum or $105 per annum per share. Dividends on the Series A Preferred Shares, if authorized and declared, are payable semiannually in arrears on June 30 and December 30 of each year. Dividends paid to the holders of the Series A Preferred Shares during the year ended December 31, 2000 and the period from June 1, 1999 (issuance) through December 31, 1999 were $5,775,000 and $3,369,000, respectively.

       The single holder of the Series C Preferred Shares is entitled to receive, if declared by the Board of Directors of the Company, noncumulative dividends at a rate of 5.7% per annum or $57 per annum per share. Dividends on the Series C Preferred Shares, if authorized and declared, are payable semiannually in arrears on June 30 and December 30 of each year. As of September 30, 2001, no dividends have been paid to the holder of the Series C Preferred Shares. The initial dividend payment, if declared by the Board of Directors, will be paid on December 30, 2001.

(6)    Fair Value of Financial Instruments

       The carrying amounts and fair values of the Company's financial instruments consisted of the following as of December 31, 2000 and 1999 (dollars in thousands):

                                        2000                      1999
                               --------------------       ------------------
                               Carrying        Fair       Carrying      Fair
                                amount        value        amount      value
                               --------     -------       --------   -------
        Cash                     3,400        3,400         4,045      4,045

        Mortgage Loans         109,195      108,644       108,119    105,922


       The following methods and assumptions were used to estimate the fair value of each type of financial instrument:

       Cash - The carrying value approximated the fair value for cash.

       Mortgage Loans - The fair value of Mortgage Loans is based primarily upon prices of loans with similar terms obtained by or quoted to the Company, adjusted for differences in loan characteristics and market conditions.

(7)    Concentration of Credit Risk

       The Company presently holds Mortgage Loans which are real estate properties primarily located in the State of California. Future economic, political or other developments in this state could adversely affect the value of the Mortgage Loans.

                  FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
              (A Majority Owned Subsidiary of First Republic Bank)
                          Notes to Financial Statements
         September 30, 2001 (unaudited) and December 31, 2000 and 1999


(8)  Quarterly Data (unaudited)

     The following table presents the Company's summary financial information on a quarterly basis for every quarter since inception (April 19, 1999) until September 30, 2001.

                                               2001                           2000                          1999
                                    -------------------------  ----------------------------------  -------------------------
                                     Third    Second   First    Fourth   Third    Second   First    Fourth   Third    Second
     ($ in 000s)                    Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter
     Interest income ............    $2,096   $2,098   $2,014   $2,050   $1,982   $1,972   $1,872   $1,873   $1,820   $1,271

     Operating expenses .........        41       28       30       32       29       31       33       36       37        4
                                     ------   ------   ------   ------   ------   ------   ------   ------   ------   ------

     Net income .................     2,055    2,070    1,984    2,018    1,953    1,941    1,839    1,807    1,783    1,267

     Preferred stock
     dividends ..................     1,545    1,456    1,444    1,444    1,444    1,444    1,443    1,444    1,444      481
                                     ------   ------   ------   ------   ------   ------   ------   ------   ------   ------

     Net income available
     to common stockholders......    $  510   $  614   $  540   $  574   $  509   $  497   $  396   $  363   $  339   $  786
                                     ======   ======   ======   ======   ======   ======   ======   ======   ======   ======

                                     ANNEX I

                                OFFERING CIRCULAR
                                       FOR
                            SERIES B PREFERRED SHARES
                                       OF
                               FIRST REPUBLIC BANK

                                  34,500 SHARES

               % Noncumulative Perpetual Series B Preferred Stock
                    (Liquidation Preference $1,000 Per Share)

    Available Only in Exchange in Specified Circumstances for % Noncumulative
                     Perpetual Series B Preferred Shares of
                  First Republic Preferred Capital Corporation

         The noncumulative Series B preferred shares, par value $0.01 per share, of First Republic Bank, will be issued only upon the automatic exchange of the % noncumulative Series B preferred shares of First Republic Preferred Capital Corporation, which is a real estate investment trust or a REIT. The Bank owns virtually all of the outstanding common shares of the REIT. See "Offering Circular Summary--First Republic Bank--REIT Preferred Stock Offering." Dividends on the Series B preferred shares will be payable at the same rate as the Series B REIT preferred shares if, when and as declared by the Board of Directors of the Bank. For a description of the terms of the Series B preferred shares, see "Description of the Bank Preferred Shares."

         The Series B preferred shares rank, in priority of payment of dividends and rights upon the voluntary or involuntary dissolution, liquidation or winding up of the Bank, junior to all claims of the Bank's creditors, including the claims of the Federal Home Loan Bank, the Bank's depositors and the FDIC. The Series B preferred shares rank equal to the Series A and Series C preferred stock of the Bank and superior to the issued and outstanding common stock of the Bank with respect to dividend rights and rights upon voluntary or involuntary dissolution, liquidation or winding up of the Bank, and to all other classes and series of equity securities of the Bank hereafter issued, other than any class or series expressly designated as being equal or senior to the Series B preferred shares.

         The REIT has applied for inclusion of the Series B REIT preferred shares on the Nasdaq National Market under the symbol " ." If the Series B REIT preferred shares are exchanged into Series B preferred shares, the Bank does not intend to apply for listing of the Series B preferred shares on any securities exchange, or for quotation on the Nasdaq National Market.

         AN INVESTMENT IN THE SERIES B PREFERRED SHARES INVOLVES A HIGH DEGREE OF INVESTMENT RISK, INCLUDING THE LOSS OF PRINCIPAL. INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE OC-10 AND OTHER CONSIDERATIONS RELATING TO THE BANK AND THE SERIES B PREFERRED SHARES.

         NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE COMMISSIONER OF FINANCIAL INSTITUTIONS OF NEVADA'S DEPARTMENT OF BUSINESS AND INDUSTRY OR THE FEDERAL DEPOSIT INSURANCE CORPORATION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SECURITIES OFFERED HEREBY ARE NOT DEPOSIT ACCOUNTS OF ANY BANK AND ARE NOT INSURED TO ANY EXTENT BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

             The date of this offering circular is December , 2001.

                                TABLE OF CONTENTS

                                                                                              Page

AVAILABLE INFORMATION ....................................................................... OC-3
INFORMATION WITH RESPECT TO FIRST REPUBLIC BANK ............................................. OC-3
OFFERING CIRCULAR SUMMARY ................................................................... OC-4
RISK FACTORS ............................................................................... OC-10
     Risks Associated With an Automatic Exchange of the Series B REIT Preferred
        Shares for our Series B Preferred Shares ........................................... OC-10
     Risks Associated With Our Status as a Regulated Institution ........................... OC-11
     Risks Associated With Our Business .................................................... OC-12
     Risks Associated With Our Operations .................................................. OC-16
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS ........................................... OC-17
USE OF PROCEEDS ............................................................................ OC-18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF FIRST REPUBLIC BANK ......................................... OC-19
MANAGEMENT ................................................................................. OC-72
DESCRIPTION OF THE SERIES B PREFERRED SHARES ............................................... OC-75
DESCRIPTION OF THE BANK PREFERRED SHARES ................................................... OC-78
LEGAL MATTERS .............................................................................. OC-79
INDEPENDENT AUDITORS ....................................................................... OC-79
ATTACHMENT A TO OFFERING CIRCULAR:  FORM 10-K ................................................ A-1
ATTACHMENT B TO OFFERING CIRCULAR:  FORM 10-Q ................................................ B-1

                              AVAILABLE INFORMATION

         We are subject to the information reporting requirements of the Securities Exchange Act of 1934 and consequently file reports and other information with the FDIC. Such reports and this other information may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the FDIC at 801 17th Street, N.W., Washington, D.C. 20434.

                 INFORMATION WITH RESPECT TO FIRST REPUBLIC BANK

         As an integral part of this offering circular, we have attached complete copies (excluding exhibits) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (Attachment A) and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2001 (Attachment B), each in the form filed with the FDIC. All material information as of the year ended December 31, 2000 relating to the Bank, including information relating to our financial position and "Management's Discussion and Analysis of Financial Condition and Results of Operations," can be found in these documents.

                            OFFERING CIRCULAR SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this offering circular and in our Form 10-K attached hereto as Attachment A and in our Form 10-Q attached hereto as Attachment B. You should read the entire offering circular carefully, especially the risks of investing in the Series B preferred shares discussed under "Risk Factors."

                               First Republic Bank

Business of First Republic Bank

     The Bank is a Nevada-chartered commercial bank with common shares listed on the New York Stock Exchange under the symbol "FRC." Its executive offices are located in San Francisco, California. The Bank focuses on real estate lending, wealth management, private banking and investment advisory, trust and brokerage services. The Bank was founded in 1985 and has grown primarily by internal growth. The Bank emphasizes larger single family mortgage loans, a portion of which it sells in the secondary market. The Bank's loan portfolio consists primarily of single family loans and loans secured by multifamily buildings and commercial real estate. These lending activities are funded principally by customer deposits and advances by the Federal Home Loan Bank of San Francisco ("FHLB"). The Bank offers its lending and deposit products through its network of retail branches in the five metropolitan areas of San Francisco, Los Angeles, San Diego, Las Vegas and New York. To the extent authorized by law, the Bank's deposits are insured by the Bank Insurance Fund of the FDIC.

     At September 30, 2001, the Bank had total assets of $4.15 billion, deposits of $2.85 billion and shareholders' equity of $224 million. On a consolidated basis at September 30, 2001, the Bank's total regulatory capital, including preferred stock, subordinated debentures and allowances for loan losses was $349 million. At September 30, 2001, the Bank had a total risk-based capital ratio of 12.70%, a Tier 1 risk-based capital ratio of 9.31% and a Tier 1 leverage ratio of 6.38%, which is sufficient for the Bank to qualify as well-capitalized.

Business Strategy and Growth of Deposits

     Since 1997, the Bank has actively expanded its products and services as well as its branch locations in order to be positioned to acquire new customers during the period of bank consolidations in its primary market areas. The Bank's primary focus is on increasing balances in its business and personal checking accounts in order to lower the overall cost of funds. Average balances in these accounts have grown to over $345 million in the third quarter of 2001, a 75% increase over the same period in the prior year. The higher cost of providing more banking services from more locations with more people and the addition of investment advisory, trust and brokerage functions has increased expenses almost as rapidly as the resulting growth in fee income and net interest income.

     The Bank seeks to provide outstanding customer services and to attract new customers with a broad array of high quality products and services. The Bank's wealth management activities include real estate lending, private banking, investment advisory, trust and brokerage services. The Bank originates primarily real estate secured loans which satisfy strict underwriting guidelines, which has led to very good levels of asset quality in recent periods.

     The Bank funds its activities with deposits consisting of consumer and business checking, money market and passbook accounts and certificates of deposit as well as borrowings from the FHLB. The Bank also offers deposit services to businesses and individuals through the nationwide electronic banking networks.

Offices
-------

     We conduct our business from our network of retail branches in the five metropolitan and surrounding areas of San Francisco, Los Angeles, San Diego, Las Vegas and New York and through our website at www.firstrepublic.com. Our principal executive offices are located at 111 Pine Street, San Francisco, California 94111, and our telephone number is (415) 392-1400.

                          REIT Preferred Stock Offering

     A registration statement has been filed with the SEC in respect of an
offering of 1,200,000 shares of   % noncumulative Series B preferred stock
(1,380,000 shares if the underwriters' over-allotment option is exercised in full), by First Republic Preferred Capital Corporation, our majority-owned subsidiary. We created the REIT for the purpose of acquiring, holding and managing real estate mortgage assets in a cost-effective manner and providing us with an additional means of raising regulatory capital. The Series B REIT preferred shares will be automatically exchanged for Series B preferred shares if the FDIC or the Commissioner of Financial Institutions of Nevada's Department of Business and Industry so directs upon the occurrence of one of the following events: (1) we become undercapitalized under applicable regulations of the FDIC or the Nevada Commissioner, (2) we are placed into bankruptcy, reorganization, conservatorship or receivership or (3) the FDIC or the Nevada Commissioner, in its sole discretion, anticipates that we will become undercapitalized in the near term. Substantially all of the proceeds from the issuance of the Series B REIT preferred shares will be used by the REIT for the acquisition of mortgage loans from our portfolio. A portion of the Series B REIT preferred shares will also be eligible to be treated as Tier 1 capital, and the balance will be eligible to be treated as Tier 2 capital. Because the REIT intends to operate in a manner so as to permit it to qualify as a REIT for federal income tax purposes, dividends payable on the Series B REIT preferred shares will be deductible by the REIT for such purposes.

                                  The Offering

Issuer .....................  First Republic Bank, an FDIC-insured,
                              Nevada-chartered commercial bank.

Securities Offered .........    % Series B noncumulative preferred shares.

Exchange ...................  The Series B preferred shares are to be issued, if ever, in exchange for the Series B REIT preferred shares of the REIT, our majority-owned subsidiary. See "--REIT Preferred Stock Offering."

Ranking ....................  The Series B preferred shares rank senior to our common shares, equal to the Series A preferred shares and Series C preferred shares (described below under "Description of the Bank's Preferred Shares") and junior to creditors, including claims of depositors, with respect to dividend rights and rights upon liquidation. As a result, no payments of dividends or amounts in liquidation will be paid to the holders of the common stock until all amounts owed in respect of the Series B preferred shares have been paid. If we do not have sufficient funds to pay all amounts owed to the holders of the Series A preferred shares, the Series B preferred shares and the Series C preferred shares, we will make payments to all three series in proportion to the outstanding liquidation preference of each series. Additional preferred shares ranking senior to the Series B preferred shares may not be created without the approval of holders of at least 67% of the Series B preferred shares (and 67% of each of our other outstanding series of preferred shares) voting as a separate class. Additional preferred shares ranking senior or equal to the Series B preferred shares may not be issued without the approval of a majority of our Board of Directors and a majority of our independent directors.

Dividends ..................  Dividends on the Series B preferred shares are payable quarterly at the rate of % per annum of the liquidation preference (or $ per share), if, when and as declared by our Board of Directors. If declared, dividends for each quarterly period are payable on March 30, June 30, September 30 and December 30 of each year, commencing March 30, 2002. Dividends accrue in each quarterly period from the first day of such period, whether or not dividends are paid with respect to the preceding quarterly period. Dividends on the Series B preferred shares are not cumulative. If we do not declare a dividend or declare less than full dividends on the Series B preferred shares for a quarterly dividend period, you will have no right to receive the amount of any undeclared dividends for that period, and we will have no obligation to pay undeclared dividends for that period. Our ability to pay cash dividends is subject to regulatory and other restrictions described herein. Unless full dividends are paid on or set aside for payment to the Series B preferred shares for a quarterly dividend period, however, the payment of dividends on the common stock will be prohibited for that period and at least the following four quarterly periods.

                              Upon our exchange of Series B REIT preferred shares for our Series B preferred shares, any accrued and unpaid dividends at the time of the exchange on the Series B REIT preferred shares for the most recent quarter will be deemed to be accrued and unpaid dividends on our Series B preferred shares.

Liquidation Preference .....  The liquidation preference for each Series B preferred share is $1,000. That amount will be payable prior to any distribution to holders of common shares upon liquidation. In addition to the liquidation preference, holders of the Series B preferred shares will be entitled upon liquidation to receive an amount equal to the quarterly dividend on the Series B preferred shares accrued through the date of liquidation for the dividend period in which the liquidation occurs.

Redemption .................  The Series B preferred shares are not redeemable prior to December , 2006. On and after December , 2006, we may redeem the Series B preferred shares for cash at our option, in whole or in part, at any time and from time to time on not less than 30 days nor more than 60 days notice by mail, at a redemption price of $1,000 per share, plus the quarterly dividend thereon accrued through the date of redemption for the dividend period in which the redemption occurs. The Series B preferred shares are not subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities of the Bank.

Voting Rights ..............  Holders of Series B preferred shares will not have any voting rights, except as follows and as otherwise expressly required by law. On any matter on which holders of the Series A preferred shares, Series B preferred shares or Series C preferred shares vote together as one class, each Series B preferred share will be entitled to one vote. Additional shares of preferred shares that are senior to the Series B preferred shares may not be created and changes to the provisions of the articles of incorporation that adversely affect the rights of the holders of the Series B preferred shares may not be made without the approval of at least 67% of the holders of the outstanding Series B preferred shares.



Use of Proceeds ............  The Series B preferred shares will only be issued in connection with an exchange for the Series B REIT preferred shares. The exchange of Series B REIT preferred shares for Series B preferred shares would produce no proceeds to us.

Absence of a Public Market.....  This is currently no public market for the
                                 Series B preferred shares and we expect that, if issued, these shares will not be listed on any securities exchange, or included for quotation on the Nasdaq National Market.

                                  Risk Factors

     See "Risk Factors" for a discussion of the risk factors and other considerations relating to the Bank and the Series B preferred shares.

                      Selected Consolidated Financial Data

     The following tables present selected consolidated financial and other data of the Bank at the dates and for the periods indicated. The financial condition, operations and balance sheet data as of and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 have been derived from financial statements audited by KPMG LLP, independent public accountants. The information presented below under the captions "Selected Operating Ratios," "Selected Asset Quality Ratios," "Capital Ratios" and "Fixed Charge Ratios," is unaudited. The data presented at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 are derived from unaudited condensed consolidated financial statements which, in the opinion of management, reflect all adjustments necessary to present fairly the results for this interim period. These adjustments consist of normal recurring adjustments. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2001. The selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, the information in the consolidated financial statements and related notes set forth in this Offering Circular and in the attached Form 10-K and the attached Form 10-Q.

                                 At or for the
                               Nine Months Ended
                                 September 30,                             At or for the Year Ended December 31,
                          --------------------------    ---------------------------------------------------------------------------
                              2001           2000           2000            1999            1998            1997            1996
                          -----------    -----------    -----------     -----------     -----------     -----------     -----------
                                                       (Amounts in thousands, except per share data)
Selected Financial
Data:
Interest income .......   $   214,340    $   215,361    $   289,620     $   228,213     $   195,448     $   175,806     $   159,746
Interest expense ......       123,339        141,525        188,609         147,082         131,084         120,555         113,034
                          -----------    -----------    -----------     -----------     -----------     -----------     -----------
Net interest income ...        91,001         73,836        101,011          81,131          64,364          55,251          46,712
Provision for losses ..           900            750          1,000              --              --             500           5,838
                          -----------    -----------    -----------     -----------     -----------     -----------     -----------
Net interest income
  after provision for
   losses .............        90,101         73,086        100,011          81,311          64,364          54,751          40,874
Noninterest income ....        19,412         21,726         28,795          20,542           7,434           6,385           5,107
Noninterest expense ...        73,315         59,819         82,256          58,974          36,578          31,652          24,711
Net income ............   $    17,729    $    17,118    $    22,640     $    22,222     $    20,407     $    17,157     $    12,507
                          ===========    ===========    ===========     ===========     ===========     ===========     ===========

Share Data:
Common shares
outstanding ...........        13,637         13,548         13,618          13,568          13,618          14,268          11,574
Diluted common shares .        14,477         13,854         13,845          14,949          14,907          15,045          15,081
Book value per common
   share ..............   $     16.42    $     14.61    $     14.90     $     13.65     $     12.37     $     11.22     $     10.92
Diluted earnings per
share .................   $      1.23    $      1.24    $      1.64     $      1.49     $      1.37     $      1.14     $      0.93
Selected Operating
Ratios:/(1)/
Return on average
assets ................          0.61%          0.61%          0.61%           0.70%           0.81%           0.76%           0.61%
Return on average
   common stockholders'
   equity .............         11.06%         11.92%         11.68%          11.93%          12.39%          11.03%          10.86%
Margin on earning
assets ................          3.19%          2.64%          2.73%           2.57%           2.56%           2.46%           2.32%
Efficiency ratio ......          66.0%          61.7%          63.1%           59.4%           52.5%           49.8%           47.0%
Selected Balance Sheet
Data:
Total Assets ..........   $ 4,155,799    $ 3,780,749    $ 3,656,383     $ 3,598,746     $ 2,954,280     $ 2,423,061     $ 2,156,599
Loans .................     3,660,308      3,257,760      3,157,928       3,190,920       2,583,401       2,139,858       1,923,449
Deposits ..............     2,855,278      2,466,597      2,530,402       2,137,719       1,744,348       1,514,544       1,353,148
FHLB Advances .........       909,060        955,180        759,560       1,115,880         942,030         633,530         591,530
Subordinated
   debentures
   and notes ..........        70,252         70,256         70,256          76,498          76,498          89,461          60,166
Minority interest in
   subsidiary/(2)/ ....        62,000         55,000         55,000          55,000              --              --              --
Stockholders' equity ..   $   223,932    $   197,883    $   202,853     $   185,160     $   168,481     $   160,151     $   126,410

Selected Asset Quality
Ratios:
Nonperforming assets
   to total assets ....          0.02%          0.10%          0.06%           0.32%           0.19%           0.80%           1.32%
Nonperforming assets
   to loans and REO ...          0.02%          0.11%          0.07%           0.36%           0.21%           0.91%           1.49%
Allowance for loan
   losses to total
   loans ..............          0.63%          0.67%          0.70%           0.66%           0.80%           0.90%           0.91%
Allowance for loan
   losses to
   nonperforming loans          2,697%         2,301%         2,353%            183%            376%            114%             72%
Net charge-offs
   (recoveries) to
   average loans/(1)/ .          0.00%         (0.01)%        (0.01)%         (0.01)%         (0.06)%         (0.05)%          0.35%

Capital Ratios:
Leverage ratio ........          6.38%          5.78%          6.25%           6.38%           6.41%           6.63%           5.90%
Tier 1 risk based
   capital ratio ......          9.31%          9.11%          9.31%           9.66%           9.14%          10.13%           9.20%
Total risk based
   capital ratio ......         12.70%         12.82%         13.06%          14.00%          14.43%          16.41%          14.80%

Fixed Charges Ratios:
Ratio of earnings to
fixed charges/(3)/
     Excluding
     interest on
     deposits .........          1.80x          1.51x          1.53x           1.64x           1.72x           1.69x           1.51x
     Including
     interest on
     deposits .........          1.25x          1.21x          1.21x           1.26x           1.27x           1.24x           1.20x

________________

/(1)/ Results for the nine months ended September 30, 2001 and 2000 are annualized.
/(2)/ Represents the issuance by First Republic Preferred Capital Corporation of the Series A and Series C preferred shares.
/(3)/ For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges represent dividends on preferred stock, interest expense and estimated interest component of net rental expense.

                                  RISK FACTORS

         You should carefully consider the following risk factors relating to an exchange of the Series B preferred shares of our REIT affiliate for our Series B preferred shares offered by this Offering Circular. You should also consider the other information in this Offering Circular as well as the other documents incorporated by reference.

Risks Associated With an Automatic Exchange of the Series B REIT Preferred Shares for our Series B Preferred Shares

         An automatic exchange of the Series B REIT preferred shares for our Series B preferred shares may occur at a time when we may not be able to pay dividends.

         The FDIC or the Nevada Commissioner could direct our REIT affiliate to exchange its Series B preferred shares for our Series B preferred shares. As a result, you would automatically and involuntarily become a holder of our Series B preferred shares at a time when our financial condition was deteriorating and we may not be in a financial position to make any dividend payments on our Series B preferred shares.

         An automatic exchange may be based on our receivership, which will mean that others may have liquidation claims senior to yours.

         In the event of our receivership, the claims of our depositors and our creditors would be entitled to a priority of payment over the claims of holders of equity interests such as our Series B preferred shares. As a result, either if we were to be placed into receivership after an automatic exchange or if the automatic exchange were to occur after our receivership, the holders of our Series B preferred shares likely would receive, if anything, substantially less than they would have received had the Series B REIT preferred shares not been exchanged for our Series B preferred shares.

         You are not entitled to receive dividends unless declared by our Board of Directors.

         Dividends on our Series B preferred shares are not cumulative. Consequently, if our Board of Directors does not declare a dividend on our Series B preferred shares for any quarterly period, the holders of our Series B preferred shares would not be entitled to any such dividend whether or not funds are or subsequently become available. Our Board of Directors may determine, in its business judgment, that it would be in our best interests to pay less than the full amount of the stated dividends on our Series B preferred shares or no dividends for any quarter even if funds are available. Factors that would be considered by the Board of Directors in making this determination are our financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as our Board of Directors may deem relevant.

         Our Series B preferred shares will not be included for quotation on the Nasdaq National Market or listed on any stock exchange and a market for them may never develop.

         Although the Series B REIT preferred shares may be listed on the Nasdaq National Market, we do not intend to apply for listing of our Series B preferred shares on any national securities exchange or national quotation system, in which case no active public market for our Series B preferred shares would develop or be maintained.

Risks Associated With Our Status as a Regulated Institution

         We are subject to federal and state government regulation and deregulation of the financial services industry.

         We are subject to a complex body of federal and state banking laws and regulations that are intended primarily for the protection of depositors. In addition, we are subject to changes in federal and state tax laws, as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. Our origination of loans must be made in compliance with federal and state laws and regulations. Any application or interpretation of existing laws or regulations, or any changes in such laws or regulations, which restricts the type of loans we can originate could have a material adverse effect on our business, financial condition and results of operations. Further, changes in governmental economic and monetary policy can affect our ability to attract deposits and originate loans.

         With legislative and regulatory attention focused on the regulation and deregulation of the financial services industry generally, we cannot predict what statutory and regulatory changes will be forthcoming. In November 1999, Congress enacted the Gramm-Leach-Bliley Act, the general effect of which is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial services providers. As a result of this law, the number of firms competing with us may increase. Further, the laws and regulations that affect us on a daily basis may be changed at any time, and the interpretation of relevant laws and regulations is also subject to change by the authorities who examine us and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not adversely and materially affect us.

         Banking regulations may impose dividend payment and other restrictions on us.

         The FDIC and the Nevada Commissioner have the right to examine us and our activities. Under certain circumstances, including any determination that our activities constitute an unsafe and unsound banking practice, the FDIC has the authority to restrict our ability to transfer assets, to make distributions to our stockholders, including dividends to the holders of our Series B preferred shares, or to redeem our preferred shares. The FDIC has the authority to prohibit us from paying dividends when it determines such payment to be an unsafe and unsound banking practice.

         In addition, we would be prohibited by federal statute and the FDIC's prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, we would be classified as "undercapitalized" under the FDIC's regulations. Payment of dividends on our Series B preferred shares could also be subject to regulatory limitations if we became "undercapitalized" for purposes of the FDIC prompt corrective action regulations. "Undercapitalized" is currently defined as having a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a core capital, or leverage, ratio of less than 4%. At September 30, 2001, we were in compliance with all of our regulatory capital requirements. As of that date, our total risk-based capital ratio was 12.70%, our Tier 1 risk-based capital ratio was 9.31% and our leverage ratio was 6.38%. Such ratios, adjusted to give effect to the sale of the Series B REIT preferred shares in the current offering of those securities, would be 13.72%, 9.35% and 6.42%, respectively. We currently intend to maintain our capital ratios in excess of the "well-capitalized" levels under the FDIC's regulations. There can be no assurance, however, that we will be able to maintain our capital in excess of the "well-capitalized" levels.

Risks Associated With Our Business

         We are substantially dependent on real estate.

         Our loan portfolio is substantially related to real estate. At September 30, 2001, real estate served as the principal source of collateral for substantially all of our loan portfolio. A worsening of current economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of our available-for-sale investment portfolio, as well as on our financial condition and results of operations in general and the market value for our common shares. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition and results of operations.

         We may be subject to possible adverse effects of economic conditions.

         Economic conditions beyond our control may have a significant impact on our operations, including in our net interest income. Examples of such conditions include: (i) the strength of credit demand by customers; (ii) the introduction and growth of new investment instruments and transaction accounts by nonbank financial competitors; and (iii) changes in the general level of interest rates.

         Economic growth in our market areas is dependent upon the local economy. Adverse changes, including changes that might result from recent or future terrorist attacks, and the U.S. response to those attacks, in the economies of market areas in which we conduct a significant portion of business would reduce our growth rate and otherwise have a negative effect on our business, including the demand for new loans, the ability of customers to repay loans and the value of the collateral pledged as security therefor.

         Our loans are concentrated in California, Nevada and New York and adverse conditions in those markets could adversely affect our operations.

         Properties underlying our current mortgage assets are concentrated primarily in California, Nevada and New York. As of September 30, 2001, approximately 79% of our total loans by principal balance were secured by properties located in California, 6% in Nevada and 8% in the New York area. Adverse economic, political or business developments, including developments that might result from recent or future terrorist attacks, and the U.S. response to those attacks, or natural hazards may affect these areas and the ability of property owners in these areas to make payments of principal and interest on the underlying mortgages. If any of these regions experienced adverse economic, political or business conditions, we would likely experience higher rates of loss and delinquency on our mortgage loans than if our loans were more geographically diverse.

         We are subject to special risks relating to commercial mortgage loans.

         The valuation of commercial mortgage loans is more complicated than the valuation of residential mortgage loans. The commercial real estate properties that secure these loans usually are more difficult to value than residential real estate properties. Commercial mortgage loans also tend to have shorter maturities than residential mortgage loans and may not be fully amortizing, meaning that they may have a significant principal balance or "balloon" payments due on maturity. In addition, commercial real estate properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than noncommercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, tenants may seek the protection of bankruptcy laws, which could result in termination of lease contracts. We may experience higher rates of default on commercial mortgage loans than on residential mortgage loans. In the event of defaults, our ability to pay dividends may be impaired.

         Our results would be adversely affected if we are unable to attract or maintain deposits.

         We may not be able to attract or maintain deposits in the future. We have historically employed a funding strategy consisting primarily of offering consumer and business checking, passbook and money market accounts and certificates of deposit to a broad customer base. We have been able to maintain sufficient liquidity, in part, by offering interest rates on certificates of deposit and money market accounts in excess of rates offered by other banks on comparable deposits. If other financial institutions raise their interest rates or there is a general increase in interest rates, we may not be able to effectively gather deposits using this strategy.

         Our ability to attract and maintain deposits, as well as our cost of funds, has been and will continue to be significantly affected by interest rates and general economic conditions. In addition, we anticipate that competition for deposits will continue to be intense. In the event we increase interest rates paid to retain deposits and to compete to obtain deposits our net interest margin would likely be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain deposits at levels required to fund our growth and current operations, our business, financial condition and results of operations may be materially and adversely affected.

         We could be held responsible for environmental liabilities of properties we acquire through foreclosure.

         If we are forced to foreclose on a defaulted mortgage loan to recover our investment we may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. The amount of environmental liability could exceed the value of the real property. There can be no assurance that we would not be fully liable for the entire cost of any removal and clean-up on an acquired property, that the cost of removal and clean-up would not exceed the value of the property or that we could recoup any of the costs from any third party. The incurrence of any significant environmental liabilities with respect to a property securing a mortgage loan could have a material adverse effect on our business, financial condition and results of operations.

         We are vulnerable to changes in interest rates.

         Our results of operations depend substantially on our net interest income, which results from the difference between interest earned on interest-earning assets, such as investments and loans, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply and other factors beyond our control may also affect interest rates. Fluctuations in market interest rates are neither predictable nor controllable and may have a material adverse effect on our business, financial condition and results of operations.

         When our interest-earning assets mature or reprice more quickly than our interest-bearing liabilities in a given period, a decrease in market interest rates could adversely affect our net interest income. Likewise, when our interest-bearing liabilities mature or reprice more quickly than our interest- earning assets in a given period, an increase in market interest rates could adversely affect our net interest income. In addition, fixed rate loans increase our exposure to interest rate risk in a rising rate environment because our interest-bearing liabilities would be subject to repricing before assets such as fixed rate loans become subject to repricing.

         Changes in interest rates also can affect the value of our loans and other interest-earning assets and our ability to realize gains on the sale or resolution of assets. A portion of our earnings results from transactional income, for example, accelerated income resulting from loan prepayments and gains on sales of loans. This type of income can vary significantly from quarter-to-quarter and year-to-year based on a number of different factors, including the interest rate environment. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on our loans may lead to an increase in our nonperforming assets, which could have a material adverse effect on our results of operations.

         An increase in nonperforming assets could adversely affect our business.

         Performing loans may become nonperforming loans for a variety of reasons, such as a decline in real estate values or a general economic downturn in the areas in which our loans are located. Because nonperforming assets generally are nonearning assets, high levels of performing assets that become nonperforming assets will adversely affect our results of operations. Moreover, if nonperforming assets increase, we will need to devote increased resources to, and incur increased costs for, the management and resolution of those assets.

         Delays in liquidating defaulted loans could occur that could cause our business to suffer.

         Substantial delays could be encountered in connection with the liquidation of the collateral securing defaulted loans, with corresponding delays in our receipt of related proceeds. An action to foreclose on a mortgaged property or repossess and sell other collateral securing a loan is regulated by state statutes and rules. Any such action is subject to many of the delays and expenses of lawsuits, which may impede our ability to foreclose on or sell the collateral or to obtain proceeds sufficient to repay all amounts due on the related loan.

         Our loan losses could exceed our reserve coverage.

         We maintain an allowance for loan losses that we consider adequate to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control. These future losses may exceed our current estimates. There can be no assurance that our actual losses with respect to loans will not exceed our allowance for loan losses. Losses in excess of this allowance would cause us to increase our provision for loan losses and would have a material adverse effect on our business, financial condition and results of operations.

         We do not have insurance to cover our exposure to borrower defaults and bankruptcies and special hazard losses that are not covered by our standard hazard insurance policies.

         We do not generally obtain general credit enhancements such as mortgagor bankruptcy insurance or obtain special hazard insurance for our mortgage assets, other than standard hazard insurance, which will in each case only relate to individual mortgage loans. Accordingly, we will be subject to risks of borrower defaults and bankruptcies and special hazard losses, such as losses occurring from earthquakes or floods, that are not covered by standard hazard insurance. In the event of a default on any mortgage loan held by us resulting from declining property values or worsening economic conditions, among other factors, we would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property plus any payments from an insurer (or guarantor in the case of commercial mortgage loans), and (ii) the amount owing on the mortgage loan.

         We may not be able to complete acquisitions and successfully integrate acquired businesses.

         On an ongoing basis we actively evaluate potential acquisition opportunities. Generally, we will not announce any potential acquisition until we have signed a definitive agreement. We may seek to acquire other businesses which we believe complement our current activities and present opportunities to enhance our profitability. We face significant competition for acquisition opportunities, however, from numerous other financial services institutions, many of which have greater financial resources than we do. Increasing consolidation in the financial services industry may result in an increase in the purchase price we would need to pay to acquire targeted businesses. Accordingly, attractive acquisition opportunities may not be available. In addition, we may not be able to obtain financing for or otherwise consummate future acquisitions. Acquisitions involve numerous risks, including:

         . the risk that the acquired business will not perform to our expectations;

         . difficulties in integrating the operations and products of the acquired businesses with ours;

         . the diversion of management's attention from other aspects of our business;

         . entering geographic and product markets in which we have limited or no direct prior experience;

         .    the potential loss of key employees of the acquired business; and

         . the potential for liabilities and claims arising out of those businesses.

         We face intense competition.

         We face increasing competition within the broader financial services industry. This industry also includes insurance companies, mutual funds, consumer finance companies and securities brokerage firms. Numerous banks and nonbank financial institutions compete with us for deposit accounts and the origination of loans. In addition, many banks have established or will establish in the near future Internet banking capabilities that may be comparable or superior to those we currently offer. With respect to deposits, additional significant competition arises from corporate and governmental debt securities, as well as money market mutual funds.

         We have and will continue to incur substantial expenses as we enter new lines of business and we may not successfully implement new business initiatives.

         From time to time we may enter into new lines of business and expand our existing lines of business, as part of our overall strategy. We cannot assure you that we will enter any new lines of business, or that, if undertaken, such initiatives will be successful. Our entry into new business lines would likely involve the risks ordinarily attendant with the implementation of new business initiatives including, among others, the absence of management expertise, the incurrence of start-up costs and competition from companies that may have greater experience, expertise and resources in these areas.

         If First Republic Preferred Capital Corporation fails to qualify as a real estate investment trust, we will be subject to a higher consolidated effective tax rate.

         Our subsidiary, First Republic Preferred Capital Corporation, is operated so as to qualify as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations. If First Republic Preferred Capital Corporation fails to meet any of the stock distribution, stock ownership or other REIT requirements, it will no longer qualify as a REIT, and the resulting tax consequences would increase our effective tax rate, which would materially decrease our net income.

Risks Associated With Our Operations

     Our internal control systems could fail to detect certain events.

     We are subject to certain operations risks, including but not limited to data processing system failures and errors and customer or employee fraud. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks, but should such an event occur that is not prevented or detected by our internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

     The network and computer systems on which we depend on could fail or experience a security breach

     Our computer systems could be vulnerable to unforeseen problems. Because we conduct part of our business over the Internet and outsource several critical functions to third parties, our operations will depend on our ability, as well as that of our third-party service providers, to protect our computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, physical break-ins or similar catastrophic events. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

     In addition, a significant barrier to online financial transactions is the secure transmission of confidential information over public networks. Our Internet banking system relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms our third-party service providers use to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

     Market acceptance of Internet banking depends substantially on widespread adoption of the Internet for general commercial and financial services transactions. If another provider of commercial services through the Internet were to suffer damage from a physical break-in, security breach or other disruptive problems caused by the Internet or other users, the growth and public acceptance of the Internet for commercial transactions could suffer. This type of an event could deter our potential customers or cause customers to leave us and thereby materially adversely affect our business, financial condition and results of operations.

     Our operations could be interrupted if our third-party service providers experience difficulty or terminate their services.

     We depend, and will continue to depend, significantly on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other Internet systems and deposit and other processing services from third-party service providers. If our third-party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This offering circular contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the section on "Offering Circular Summary." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward- looking statements include, but are not limited to:

     .    our business strategy;

     . our estimates regarding our capital requirements and our need for additional financing; and

     . our plans, objectives, expectations and intentions contained in this offering circular that are not historical facts.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," "continue" and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this offering circular. You should not place undue reliance on our forward-looking statements. You should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this offering circular could harm our business, prospects, operating results and financial condition.

                                 USE OF PROCEEDS

     Our Series B preferred shares are to be issued, if ever, in connection with an automatic exchange directed by the FDIC or the Nevada Commissioner, of the Series B REIT preferred shares. We will not receive any proceeds, directly or indirectly, from any exchange of the Series B preferred shares for the Series B REIT preferred shares.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                  RESULTS OF OPERATIONS FOR FIRST REPUBLIC BANK

     The Bank derives its income from three principal areas of business: (1) net interest income, which is the difference between the interest income the Bank receives on loans and investments and the interest expense it pays on interest-bearing liabilities such as customer deposits and borrowings; (2) earnings from the sale and servicing of real estate secured loans; and (3) fee income from investment advisory, trust, brokerage and deposit services. The discussion of the Bank's results of operations for the past three fiscal years which follows should be read in conjunction with the Financial Statements and related notes thereto presented elsewhere and incorporates the charts shown in this annual report. In addition to historical information, this annual report includes certain forward-looking statements regarding events and trends which may affect the Bank's future results. Such statements are subject to risks and uncertainties that could cause the Bank's actual results to differ materially. Such factors include, but are not limited to, those described in this discussion and analysis.

     In 2000, the Bank's assets and net income increased modestly, compared to 1999; there was higher net interest income, increased non-interest income, and higher expenses. The Bank's diluted EPS increased 10% in 2000 compared to 1999, primarily due to the repurchase of shares of common stock. Loan origination volume increased to $1,961,508,000 in 2000 compared to $1,789,458,000 in 1999 and $1,511,806,000 in 1998, primarily due to increased volume of home loan and non-real estate loan originations. Total assets were $3,656,383,000 at December 31, 2000 compared to $3,598,746,000 at December 31, 1999. The Bank's single family mortgage loans, including home equity lines of credit, decreased to $1,803,455,000 and represented 57% of the total loan portfolio. During 2000, total deposits increased $392,683,000, or 18%, and balances in business and personal checking accounts more than doubled as the Bank emphasized opening checking and other transaction deposit accounts in existing and recently opened branches.

                           INTEREST INCOME AND EXPENSE

     Interest income on loans rose to $266,016,000 in 2000 from $211,130,000 in 1999 and $178,652,000 in 1998, primarily due to increased average loan balances outstanding for each year. The Bank's adjustable rate mortgage loans earn interest at rates which depend on loan terms and market interest rates. The Bank's loans earned an average rate of 8.04% in 2000, 7.44% in 1999 and 7.96% in 1998. The average yield on the Bank's loans fluctuates with market rates of interest and generally lags rising rates. A reduction in single family loans, which generally carry lower rates of interest than the Bank's other types of loans, may contribute to a higher average loan yield. The average outstanding balance on the Bank's loans was $3,284,697,000 for 2000, compared to $2,822,112,000 and $2,245,313,000 for 1999 and 1998, respectively. Loans totaled
$3,157,928,000 at December 31, 2000, a decline of 1% during the year as a result of the planned sale of loans in the secondary market and in loan securitizations.

     Interest income on investments, which includes earnings on short-term cash, investment securities and FHLB stock, increased to $23,604,000 in 2000 from $17,083,000 in 1999 and $16,796,000 in 1998, as a result of increased average balances. The average rates earned on these assets, adjusted for the effect of tax-exempt securities, were 6.85% in 2000, 5.95% in 1999, and 6.33% in 1998. The interest rates earned on these assets generally reflect average market rates for the period. The increase in 2000 is due to higher market rates and higher average balances of investments. At December 31, 2000, the book value of cash, short-term investments, investment securities and FHLB stock was $404,559,000 compared to $340,588,000 at December 31, 1999.

     Total interest expense increased to $188,609,000 in 2000 compared to $147,082,000 in 1999 and $131,084,000 in 1998. Total interest expense consists of three components - interest expense on customer deposits, interest expense on FHLB advances and other borrowings, and interest expense on debentures and notes. Interest expense on deposits, comprised of checking accounts, money market and passbook accounts and certificates of deposit, was $118,646,000 in 2000 compared to $90,187,000 in 1999 and $83,999,000 in 1998. The Bank's
outstanding deposits have grown to $2,530,402,000 at December 31, 2000 from $2,137,719,000 at December 31, 1999 and $1,744,348,000 at December 31, 1998.
This deposit growth over the past two years is attributable to the introduction of new banking products and services, emphasis on private banking, increased deposit-gathering activities, and the continued expansion of the Bank's retail branch network.

     The Bank's average cost of deposits were 5.04% for 2000 compared to 4.69% for 1999 and was 5.33% in 1998. The increase in average cost of deposits in 2000 is due to general market conditions offset in part by the Bank's deposit-gathering strategies which have resulted in an increase in checking account balances and an increase in the proportion of lower cost money market and passbook account deposit balances to the Bank's total deposits; checking account balances have increased to 11% of total deposits at December 31, 2000 from 7% at December 31, 1999 and 4% at December 31, 1998; deposits in transaction accounts increased to 55% of total deposits at December 31, 2000 and 54% at December 31, 1999 from 48% at December 31, 1998. At the same time, there has been a corresponding reduction in the proportion of certificates of deposit to total customer deposits. The Bank's newer branches have allowed additional deposits to be raised in existing markets at competitive terms, although extensive competition for new deposits affects the cost of incremental deposit funds. At December 31, 2000, the weighted average rate paid by the Bank on its deposits was 5.12%, compared to 4.62% at December 31, 1999, an increase of 50 basis points compared to an increase in the Eleventh District Cost of Funds Index ("COFI") of 76 basis points.

     Since 1990, the Bank has been a member of the San Francisco FHLB and has utilized FHLB advances as an alternative source of funds. In 2000, the Bank began to follow a strategy of selling more loans to slow its asset growth and increasing deposits in order to lower borrowings from the FHLB. The Bank's total outstanding FHLB advances declined $356,320,000, or 32% to $759,560,000 at December 31, 2000 from $1,115,880,000 at December 31, 1999. The Bank has obtained FHLB advances with longer maturities and with rates fixed for longer periods than are generally available from retail deposits. Such advances require no deposit insurance premiums and operational overhead costs are less than those associated with deposits.

     Interest expense on FHLB advances and other borrowings was $64,293,000 in 2000 as compared with $50,740,000 in 1999 and $40,335,000 in 1998. The average cost of these liabilities was 6.25% in 2000 compared to 5.45% in 1999 and 5.87% in 1998, with the fluctuations primarily due to changes in market interest rates. At December 31, 2000 and 1999, the weighted average rate paid on the Bank's FHLB advances was 6.42% and 5.77%, respectively. At December 31, 2000, $153 million, or 20%, of the Bank's FHLB advances carried interest rates which were fixed for more than one year. The cost of maturing or adjustable FHLB advances may increase or decrease more rapidly than the cost of the Bank's deposits, during periods when short term interest rates change rapidly. The Bank's adjustable advances have interest rates which adjust semiannually and to a lesser extent annually, with repricing points spread throughout the year. Since there are no limitations on the amount that the interest rate on adjustable FHLB advances may increase or decrease at each repricing point, the cost of an adjustable FHLB advance fully reflects market rates. Advances from the FHLB must be collateralized by the pledging of mortgage loans which are assets of the Bank and, although the Bank may substitute other loans for such pledged loans, the Bank is restricted in its ability to sell or otherwise pledge these loans without substituting collateral or prepaying a portion of the FHLB advances. At December 31, 2000, the Bank had an approved borrowing capacity with the FHLB of approximately $1.4 billion. The Bank expects that the interest rates paid on FHLB advances will continue to fluctuate with changes in market rates. Also, the Bank will continue to emphasize growth in retail deposits to fund a significant percentage of future asset growth and any excess funds from deposits will be used to further reduce FHLB advances.

     Interest expense on debentures includes interest payments and amortization of debt issuance costs on the Bank's long-term, capital-related subordinated instruments. The average cost of these liabilities was 8.05% in 2000, 8.05% in 1999, and 8.14% in 1998. At December 31, 2000 and 1999, the weighted average rate paid on outstanding debentures was 7.76%. During 2000, the Bank repurchased in the open market $6,230,000 of subordinated notes with a stated rate of 7.75%. The decrease in the average cost of these liabilities for 2000 and 1999, as compared to 1998, is due to the repayment of higher cost subordinated debentures in 1998.

     Prior to the adoption of SFAS No. 133 on October 1, 2000, interest expense includes the amortization of the cost of interest rate cap agreements which are purchased to reduce the Bank's exposure to rising interest rates. At December 31, 2000, the Bank owned a portfolio of interest rate cap agreements with fair market value of $829,000. The Bank has purchased interest rate cap agreements to reduce its exposure to rising interest rates, as more fully discussed under the caption "Asset and Liability Management." Prior to the adoption of SFAS No. 133 on October 1, 2000, these costs were amortized over the lives of the agreements, resulting in expenses of $1,245,000 in 2000, $1,298,000 in 1999 and $1,346,000
in 1998. These costs added approximately 0.05% to the overall rate paid on liabilities in 2000, 0.04% in 1999, and 0.06% in 1998.

                               NET INTEREST INCOME

     Net interest income constitutes the principal source of income for the Bank. The Bank's net interest income increased to $101,011,000 in 2000 from $81,131,000 in 1999 and $64,364,000 in 1998. The increases in net interest income for 2000 and 1999 have resulted from increased average assets, the growth in lower cost deposit products, and a low average level of nonearning assets.

     The Bank's net interest margin was 2.73% in 2000 compared to 2.57% in 1999 and 2.56% in 1998. The following table presents the average yields earned and rates paid on the Bank's interest-earning assets and interest-bearing liabilities for the past three years.

                                        2000        1999        1998
                                     -------      ------      ------

Cash and investments                    6.85%       5.95%       6.33%
Loans                                   8.04        7.44        7.96
                                     -------      ------      ------

All interest-earning assets             7.92        7.30        7.79
                                     -------      ------      ------

Deposits                                5.04        4.69        5.33
Borrowings                              6.25        5.45        5.87
Debentures                              8.05        8.05        8.14
                                     -------      ------      ------

All interest-bearing liabilities        5.46        5.02        5.58
                                     -------      ------      ------

Net interest spread                     2.46%       2.28%       2.21%
                                     =======      ======      ======

Net interest margin                     2.73%       2.57%        2.6%
                                     =======      ======      ======

Interest-earning assets as % of
 interest-bearing liabilities            105%        106%        107%
                                     =======      ======      ======

                          PROFILE OF LENDING ACTIVITIES

     The Bank's strategy is to emphasize the origination of loans secured by single family residences and to selectively originate multifamily mortgages, commercial real estate mortgages, and other loans. At December 31, 2000, approximately 74% of loans on the Bank's balance sheet adjust or were due within one year. Some single family loans, including substantially all long-term fixed rate loans, are originated for sale in the secondary market, whereas historically a small percentage of income property mortgages and other loans has been sold. From its inception in 1985 through December 31, 2000, the Bank has originated approximately $12.2 billion of loans, of which approximately $4.2 billion have been sold to investors. The Bank's loan originations totaled $1.96 billion in 2000, $1.79 billion in 1999, and $1.51 billion in 1998. The level of loan originations for the past three years reflects increased lending personnel in existing and new markets, higher single family lending as a result of the relatively lower rates of interest available to borrowers from early 1998 until mid-1999, and increased home purchases in the Bank's primary markets. Management expects that loan origination volume for 2001 may be below the 2000 record level due to weakening economic conditions in its markets, although lower interest rates may increase refinance transactions.

     The Bank focuses on originating a limited number of loans by property type, location and borrower. The Bank's loans are of sufficient average size to allow thorough analysis and senior management involvement. The majority of the Bank's loans are secured by properties located within 25 miles of one of the Bank's offices.

     The following table shows the Bank's loan originations during the past two years by property type and location:

                                                2000                    1999
                                  ------------------     -------------------
(In $ millions)                           $        %             $         %
                                  ---------   ------     ---------    ------
Single Family:
  San Francisco                   $   839.2      43%     $   816.4        47%
  Los Angeles                         210.3      10          222.1        12
  San Diego                            97.4       5           66.5         4
  New York                             94.2       5           44.6         2
                                  ---------   -----      ---------    ------
                                    1,241.1      63        1,149.6        65
                                  ---------   -----      ---------    ------
Income Property:
  San Francisco                       182.8      10          187.3        11
  Los Angeles                          46.2       2           56.2         3
  Las Vegas                            15.5       1           38.0         2
  New York                              5.4      --            6.6        --
                                  ---------   -----      ---------    ------
                                      249.9      13          288.1        16
                                  ---------   -----      ---------    ------

Construction                          220.8      11          205.0        11
Other                                 249.7      13          146.8         8
                                  ---------   -----      ---------    ------

Total                              1,961.15     100%       1,789.5       100%
                                  =========   =====      =========    ======

         The category of other loans originated in 2000 includes $81.3 million of unsecured loans and lines of credit (only a portion of which have been drawn), $75.4 million of loans secured by stock and other collateral, and $60.9 million of business loans and lines of credit. Generally, the Bank originates these loans to customers who have an established loan or deposit relationship.

         The Bank has approved a limited group of third-party appraisers for appraising all of the properties on which it makes loans and requires two appraisals for larger single family loans. The Bank's policy is to seldom exceed an 80% loan-to-value ratio on single family loans without mortgage insurance. Loan-to-value ratios generally decline as the size of the loan increases. At origination, the Bank generally does not exceed 75% loan-to-value ratios for multifamily loans and 70% loan-to-value ratios for commercial real estate loans. The approximate weighted average loan-to-value ratios on loans originated in 2000 were 60% on single family, 63% on multifamily, 64% on commercial real estate loans and 57% on construction loans.

         The Bank's collection policies are highly focused both with respect to its portfolio loans and loans serviced for others. The Bank has policies requiring rapid notification of delinquency and the prompt initiation of collection actions.

         At December 31, 2000, 57% of the Bank's loans are secured by properties located in the San Francisco Bay Area, 14% in Los Angeles County, 9% in other parts of California, 7% in New York and contiguous states, and 6% in the Las Vegas, Nevada area. By property type, single family mortgage loans, including home equity lines of credit, aggregated $1.8 billion and accounted for 57% of the Bank's total loans, while multifamily loans were $391 million or 12% and loans secured by commercial real estate were $613 million or 19%. During 2000, the Bank's strategy of selling single family mortgage loans resulted in a decrease in the dollar amount of its loans and equity lines secured by single family homes of approximately $327 million. Over the last two years, the Bank has increased the balance of commercial real estate mortgages, single family construction loans and other loan types in its loan portfolio.

         The following table presents an analysis of the Bank's loan portfolio at December 31, 2000 by property type and major geographic location.

                            San        Los       Other    Greater       Las
                      Francisco    Angeles  California   New York     Vegas                          Total
(In $ millions)        Bay Area     County       Areas  City Area    Nevada     Other         $          %
                      ---------    -------  ----------  ---------    ------     -----         -    -------
Single family            $  963     $  242      $  191     $  205    $    7    $  195    $1,803        57%
Multifamily                 230         55          12          8        84         2       391        12
Commercial                  417         59          72          6        53         6       613        19
Construction                 69         38          25          6        27         9       174         6
Other Secured                54         17           3          7         6         1        88         3
Unsecured                    36         23          --          2        --        --        61         2
Business                     21          7          --         --        --        --        28         1
                         ------     ------      ------     ------    ------    ------    ------    ------

Total                    $1,790     $  441      $  303     $  234    $  177    $  213    $3,158       100%
                         ======     ======      ======     ======    ======    ======    ======    ======

Percent by location          57%        14%          9%         7%        6%        7%      100%

                                  ASSET QUALITY

         The Bank places an asset on nonaccrual status when any installment of principal or interest is more than 90 days past due (except for single family loans which are well secured and in the process of collection), or when management determines the ultimate collection of all contractually due principal or interest to be unlikely. Restructured loans where the Bank grants payment or significant interest rate concessions are placed on nonaccrual status until collectibility improves and a satisfactory payment history is established, generally receipt of at least six consecutive payments.

         The Bank's policy is to attempt to resolve problem assets quickly, including the aggressive pursuit of foreclosure or other workout procedures. It has been the Bank's general policy to sell such problem assets when acquired as rapidly as possible at prices available in the prevailing market. For certain properties, the Bank has made repairs and engaged management companies to reach stabilized levels of occupancy prior to asset disposition.

         The following table presents the dollar amount of nonaccruing loans, REO, restructured performing loans, and accruing single family loans over 90 days past due, as well as the ratio to total assets at the end of the last two years.

December 31,                                                            2000               1999
                                                               -------------     --------------
Nonaccruing loans                                              $     942,000     $   11,446,000
Real estate owned                                                  1,241,000                 --
                                                               -------------     --------------

Total nonaccruing assets                                           2,183,000         11,446,000
Restructured performing loans                                      1,112,000            965,000
                                                               -------------     --------------

Nonaccruing and restructured assets                            $   3,295,000     $   12,411,000
                                                               =============     ==============
Accruing single family loans over 90 days past due             $          --     $       41,000
                                                               =============     ==============

Percent of total assets:

All nonaccruing assets                                                  0.06%              0.32%
Nonaccruing and restructured assets                                     0.09%              0.34%

         At December 31, 2000, nonaccruing loans and REO consisted of one loan and two properties. At December 31, 1999, nonaccruing loans included one real estate secured loan for $8.3 million which was placed on nonaccrual in mid-1999; in January 2000, the collateral securing this property was sold at auction for an amount sufficient to pay all principal and interest to the Bank. At December 31, 2000, there were three restructured performing loans all of which were eligible for removal from this category in January 2001.


         In general, the Bank's asset quality measures have improved over the past four years, as a result of improved economic conditions in local markets, satisfactory buyer interest in REO properties and aggressive foreclosures and collection efforts. The Bank believes the recent level of nonaccruing loans and REO is at a very low level, in dollar amount and as a percent of total assets, and that such level is unlikely to be sustained indefinitely; the future level of nonaccruing assets depends upon the timing of the sale of future REO properties and the performance of borrowers under loan terms.

               PROVISION FOR LOAN LOSSES AND ACTIVITY IN ALLOWANCE

         The Bank establishes an allowance for the inherent risk of potential future losses, based upon established criteria, including type of loan, historical loss experience and economic trends. Since inception through December 31, 2000, the Bank has experienced a relatively low level of losses on its single family loans in each of its geographic market areas. The Bank's cumulative single family loan loss experience is less than 0.03% on all loans originated since 1985. For the three year period ended December 31, 2000, net chargeoffs on single family loans as a percentage of average single family loans was less than 0.001%.

         Chargeoffs and losses on loans and REO have been related primarily to income property loans originated by the Bank prior to mid-1992. In 2000, there were no chargeoffs on real estate secured loans. As a result of prior chargeoffs, improved economic conditions and a lower level of nonearning assets, chargeoffs on loans and losses on REO declined significantly in 1999 and 1998. Net recoveries to the allowance for loan losses were $208,000 in 2000, $354,000 in 1999 and $1,448,000 in 1998. During 2000, net recoveries were $195,000 for multifamily and $13,000 for other loans.

         The Bank's allowance for loan losses is maintained at a level estimated by management to be adequate to provide for losses that can be reasonably anticipated based upon specific conditions at the time as determined by management, including past loss experience, the results of the Bank's ongoing loan grading process, the amount of past due and nonperforming loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors. Many of these factors are essentially judgmental and may not be reduced to a mathematical formula and actual losses in any year may exceed allowance amounts.

         As a percentage of the Bank's recorded investment in nonaccruing loans after previous writedowns, the allowance for loan losses was more than 2300% at December 31, 2000, 183% at December 31, 1999 and 379% at December 31, 1998. Management's continuing evaluation of the loan portfolio, including the level of single family home loans and of non-real estate secured loans as well as an assessment of economic conditions, will dictate future allowance levels and the amount of loan loss provisions. The adequacy of the Bank's total allowance is reviewed quarterly. Management closely monitors all past due and restructured loans in assessing the adequacy of its allowance for loan losses. In addition, the Bank follows procedures for reviewing and grading all of the larger income property loans in its portfolio on a periodic basis. Based predominately upon that continuous review and grading process, the Bank will determine the appropriate level of the allowance in response to its assessment of the potential risk of loss inherent in its loan portfolio. Management will make additional loan loss provisions when the results of its problem loan assessment methodology or overall allowance adequacy test indicate additional provisions are required. The review of problem loans is an ongoing process, during which management may determine that additional chargeoffs are required or additional loans should be placed on nonaccrual status.

         Although all nonaccruing assets have been reduced to their currently estimated collateral fair value (net of selling costs) at December 31, 2000, there can be no assurance that additional loan loss provisions or chargeoffs will not be required in the event that the properties securing the Bank's existing problem loans fail to maintain their values or that new problem loans arise.

                          INTEREST RATE RISK MANAGEMENT

         Management seeks to manage its asset and liability portfolios to help reduce any adverse impact on its net interest income caused by fluctuating interest rates. A key objective of asset/liability management is to manage interest rate risk associated with changing asset and liability cash flows and market interest rate movements. Interest rate risk occurs when interest rate sensitive assets and liabilities do not reprice simultaneously and in equal volumes. The Bank's asset/liability and investment committees provide oversight to the interest rate risk management process and recommend policy guidelines regarding exposure to interest rates for approval by the Board of Directors. Adherence to these policies is monitored on an ongoing basis, and decisions related to the management of interest rate exposure due to changes in balance sheet structure and/or market interest rates are made when appropriate and agreed to by these committees.

         The Bank has historically managed interest rate risk principally through emphasizing the origination of adjustable rate loans and short or intermediate term fixed rate loans and the matching of these assets with short and intermediate term certificates of deposits and borrowings. Over the past three years, the Bank has increased the balance of deposits in checking and other transaction accounts while increasing the amount of loans which reprice more quickly relative to market rates of interest. The Bank's monitoring activities related to managing interest rate risk include both interest rate sensitivity "gap" analysis and the use of a simulation model. While gap analysis provides a picture of the interest rate risk embedded in the balance sheet, it provides only a static view of interest rate sensitivity at a specific point in time and does not measure the potential volatility in forecasted results relating to changes in market interest rates over time. Accordingly, the Bank combines the use of gap analysis with use of a simulation model which provides a dynamic assessment of interest rate sensitivity.

         The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated to reprice within a specific time period and the amount of funding sources anticipated to reprice within that same time period. Bank policy guidelines provide that the cumulative one-year gap as a percentage of interest-earning assets should be between positive 20% and negative 20%. As shown on the following gap analysis as of December 31, 2000, the Bank was positioned within these guidelines and the cumulative one-year gap as a percentage of interest-earning assets was (9.0)%.

                                      0-6       7-12          1-5        Over     Not Rate
                                   Months     Months        Years     5 Years    Sensitive      Total
                               ----------  ---------   ----------  ----------   ----------   ---------
(In $ millions)
Cash and investments           $    333.8  $     5.7   $      0.5  $      6.4   $       --   $   346.4
Loans                             2,238.4       73.4        429.2       416.9           --     3,157.9
Other assets                         58.1         --           --          --         94.0       152.1
                               ----------  ---------   ----------  ----------   ----------   ---------

Total assets                      2,630.3       79.1        429.7       423.3         94.0     3,656.4
                               ==========  =========   ==========  ==========   ==========   =========

Deposits                          1,996.8      435.0         97.9         0.7           --     2,530.4
FHLB advances                       504.6      102.5        136.0        16.5           --        59.6
Debentures and notes                   --         --          1.5        68.8           --        70.3
Other liabilities                      --         --           --        55.0         38.3        93.3
Stockholders' equity                   --         --           --          --        202.8       202.8
                               ----------  ---------   ----------  ----------   ----------   ---------

Total liabilities and equity      2,501.4      537.5        235.4       141.0        241.1     3,656.4
                               ==========  =========   ==========  ==========   ==========   =========


Repricing gap-positive
   (negative)                $ 128.9  $ (458.4)  $  194.3   $  282.3   $ (147.1)
                             =======  ========   ========   ========   ========

Cumulative repricing gap:
Dollar amount                $ 128.9  $ (329.5)  $ (135.2)  $  147.1
Percent of total assets          3.5%     (9.0)%     (3.7)%      4.0%

         Over the past several years, the Bank has increased the amount of adjustable rate loans which are based on the Prime rate or other indices which move more quickly with changes in market rates. These loans have been funded with increased balances in transaction accounts. At December 31, 2000, there were more assets than liabilities repricing within six months; the Federal Reserve Bank's rate cuts of 1.0% in January 2001 may reduce the Bank's net interest margin in the short-term if assets reprice downward faster than customer deposits which are influenced by consumer sentiment and the pricing behavior of competing institutions.

         As a result of the Bank's interest rate risk posture and the changing composition of the Bank's deposits, the Bank's net interest margin has gradually increased to 2.73% in 2000 from 2.57% in 1999 and 2.56% in 1998. Important factors that affected and will continue to affect the Bank's net interest margin include the composition of the Bank's customer deposits, the cost of the Bank's FHLB advances, adjustable rate mortgage loan repricings being subject to interim limitations on asset repricings, the level of nonaccruing assets, and the Bank's strategy to emphasize home loans which generally carry lower margins. At December 31, 2000, approximately 76% of the Bank's interest-earning assets and 90% of interest-bearing liabilities will reprice within the next year.

         Since 1986, the Bank has entered into interest rate cap transactions primarily as a protection against interest rates rising above either the maximum rates which can be earned on certain adjustable mortgages and investments or initial loan yields which are fixed for a period of 3 to 7 years. The ownership of these caps does not qualify for hedge accounting under SFAS No. 133. Under the terms of these transactions, which have been entered into with five unrelated commercial or investment banking institutions, the Bank generally will be reimbursed quarterly for increases in three-month LIBOR for any quarter during the terms of the applicable transaction in which such rate, known as the strike rate, exceeds a rate ranging from 6% to 8%. The Bank monitors the fixed rates and the life caps on its loans as the loan portfolio changes due to loan originations and repayments. Generally, interest rate cap agreements are purchased with original terms of 2 years to 5 years and have strike rates which are 1% to 2% below the level of life caps or up to 1% below the intermediate fixed rates on loans being originated at the time. The amount and terms of interest rate caps purchased depends on the Bank's assessment of future interest rates, economic conditions and trends, and the general position in the interest rate cycle, as well as the current and expected composition of the loan portfolio.

         At December 31, 2000 and 1999, the Bank owned interest rate cap agreements with an aggregate notional principal amount of approximately $1.1 billion and $1.3 billion, respectively. In 1999, the Bank purchased three-year interest rate caps totaling $250 million with a 6.5% strike rate, two-year interest rate caps totaling $300 million and five-year interest rate caps totaling $100 million both with a 7.5% strike rate, and five-year interest rate caps totaling $100 million with a 8% strike rate. In 2000, the Bank purchased $250 million of two-year interest rate caps and $100 million of three-year interest rate caps with a 7.5% strike rate.

     On a quarterly basis, the Bank uses a simulation model to measure the hypothetical changes in its net interest income resulting from various rate scenarios. The Bank's Board of

Directors has established guidelines which limit the amount of net interest income sensitivity from a 2% rate change to a maximum 20% projected change for each of the next two years. To measure the change, the results from a flat or unchanging rate environment are compared to a gradual increase or decrease of 2% in rates over the next twelve months, and a continuation of rates at that level for the second year. Presented on the following page are hypothetical changes in the Bank's net interest income, measured for a two-year period beginning January 1, 2001, based on the December 31, 2000 balance sheet.

                                                            Net Interest Income
                                                  -----------------------------
Change in Interest Rates                            2001                   2002
                                                  ------                 ------

+200 basis points                                  1.3%                   6.7%
Flat                                               0.0%                   0.0%
-200 basis points                                 (4.3%)                (11.5%)

         The Bank's simulation model incorporates various assumptions, which have a significant impact on the results, such as: 1) the repricing characteristics for market rate sensitive instruments (on and off the balance sheet), 2) varying prepayment speeds for given rate scenarios, 3) differing sensitivity of financial instruments due to type of adjustable rate index, and
4) the effect of periodic and life time loan caps. In general, the Bank assumes that its deposit costs are less sensitive to rate movements than its asset yields. Because of limitations inherent in any methodology used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on the Bank.

         Interest rate changes may differ from the hypothetical scenarios used in the simulation model, causing results different than those modeled. The simulation does not contemplate all the actions the Bank may undertake in response to changes in market interest rates, such as changing lending, deposit, or hedging strategies. Also, the net interest income simulation will not capture the change in value for certain balance sheet assets, which may reduce the effect of changing rates. For example, in the 2% declining rate scenario, the simulation will not show the additional value that may occur in loans which are fixed for a period longer than one year.

         The Bank's asset and liability management policies have a direct effect on the fair value of its financial instruments, which are presented on pages 76 to 78 of this annual report. Because market rates of interest change throughout the year, interest rates at the end of each year will vary from those in effect at the time the Bank took steps to manage its interest rate risk, match its asset and liability repricings and establish terms for loan and deposit products. As a result of such rate changes, at December 31, 2000 and 1999, the Bank's loans, deposits and borrowings have a fair value which differs from their carrying amount. The decrease in interest rates at the end of 2000 is the primary cause in the difference between fair value amounts and book value amounts at December 31, 2000. Other factors affecting the Bank's estimates of fair value include the conditions in the secondary market for single family mortgages, and the credit risk and liquidity risk assumptions used in these calculations.

                               NON-INTEREST INCOME

         Since 1999, the Bank's non-interest income includes the investment advisory fees earned by Trainer Wortham. These fees vary with the amount of assets under management and the type of account chosen by the customer. Generally, Trainer Wortham earns a higher fee for managing equity securities than for managing a fixed income portfolio. Investment advisory fees were $22,381,000 in 2000, a 47% increase over such fees in 1999. The future level of these fees depends on the level of assets under management, conditions in the equity markets and the Bank's ability to attract new customers.

         For 2000, service fee revenue, net of amortization costs on the Bank's mortgage servicing rights, was $1,314,000 compared to $1,383,000 for 1999 and $1,472,000 for 1998. Net service fees are derived from the amount of loans serviced, the percentage of service fees retained on loans sold, and the rate of amortization of mortgage servicing rights. Total loans serviced increased in 2000 as a result of loan securitizations and loan sales and was $2,083,429,000 at December 31, 2000 compared to $1,177,991,000 at December 31,
1999. The Bank's average portfolio of loans serviced was $1,577,515,000 for 2000, $1,166,748,000 for 1999, and $1,060,698,000 for 1998. The percentage of service fees received depends upon the terms of the loans as originated and conditions in the secondary market when loans are sold. The Bank receives service fees generally ranging from 0.25% to 0.375% and averaged 0.29% for 2000, 0.29% for 1999 and 0.30% for 1998.

         The amount of service fees net of amortization recorded by the Bank is affected by the repayment of loans in the servicing portfolio. In the last six months of 1999 and most of 2000, the level of repayments declined as a result of higher market rates of interest and the Bank slightly reduced the rate of amortization of mortgage servicing rights. In 1998 and the first half of 1999, the Bank expected and experienced a higher level of prepayment activity on loans serviced which resulted in increased amortization of servicing rights and lower net servicing revenue. The overall annualized repayment experience on these serviced loans generally ranged from 25% to 50% for the period from 1998 to mid-1999, an increase as compared with 1997. In the last half of 1999 and 2000, repayments generally ranged from 12% to 20%.

         Loan and related fee income was $1,664,000 in 2000, $1,401,000 in 1999, and $1,513,000 in 1998. This category includes late charge income which increases as the average loan and servicing portfolios grow and prepayment penalty and payoff fee income which varies with loan repayment activity.

         The Bank earns fees from its customers for trust, brokerage and deposit services. These fees increased to $1,563,000 in 2000 from $328,000 in 1999 and $126,000 in 1998. Under its present business strategy, the Bank expects customer fees from these activities to increase in future periods.

         The Bank sells whole loans and loan participations in the secondary market and in loan securitizations. A historical focus of the Bank's loan sales activities has been to enter into formal commitments and informal agreements with institutional investors to originate on a direct flow basis single family mortgages which are priced and underwritten to conform to previously agreed upon criteria prior to loan funding and are delivered to the investor shortly after funding. Loan sales of this type were $61,897,000 in 2000, $183,362,000 in 1999, and $496,284,000 in 1998.

         The Bank has also identified secondary market sources which desire loans of the type the Bank originates primarily for its portfolio. The Bank sold $424,020,000 in 2000, $100,510,000 in 1999 and $50,741,000 in 1998 of adjustable and intermediate fixed rate loans to these investors, in part to limit the amount of the Bank's annual mortgage loan growth. Also, in 2000 the Bank began loan sales using loan securitizations and securitized $614,094,000 of loans in two transactions.

         The amount of loans which are sold is dependent upon conditions in the mortgage origination, loan securitization and secondary loan sales markets and the level of gains fluctuates with the amount of loans sold and market conditions. The Bank computes a gain or loss at the time of sale by comparing sales price with carrying value including the value of servicing rights retained on loans sold. The sale of loans resulted in net gains of $1,611,000 in 2000, $2,047,000 in 1999 and $3,252,000 in 1998. The net gain on the Bank's loan sales included $12,162,000 in 2000, $2,147,000 in 1999 and $3,628,000 in 1998 of value related to originated mortgage servicing rights. In late 2000 and continuing into 2001, market rate of interest has begun to decrease. If interest rates remain at these lower levels or decrease further and borrowers function consistent with our experience, the Bank expects an increased level of loan repayments, a higher volume of refinance activity, continued loan sales, and a decline in the market value of mortgage servicing rights.

         At December 31, 2000, the Bank's investment securities portfolio included investment grade rated, convertible securities with a market value of $5,200,000. Additionally, during 2000 the Bank purchased and sold a variety of convertible securities, which declined in value as a result of market conditions, and were sold at a net loss of $967,000. The Bank intends to retain the remaining investment in convertible securities but has no current plans for additional investments of this type.

         The remainder of the Bank's investment portfolio is primarily concentrated in adjustable rate debt securities. As of December 31, 2000, substantially all of the Bank's investments were U.S. Government, agency or other mortgage backed securities and 97% were adjustable, repricing annually or more frequently. Purchases over the past three years related primarily to adjustable rate agency and mortgage backed securities rated "A" or better and were $79,485,000 in 2000, $30,118,000 in 1999 and $168,244,000 in 1998. In 2000,
the Bank did not sell any debt securities. In 1999, the Bank sold $5,290,000 of debt securities, recording gross losses of $30,000.

         Effective October 1, 2000, the Bank adopted SFAS No. 133 which requires all derivative instruments, including interest rate cap agreements and the conversion feature embedded in convertible securities to be recorded on the balance sheet at fair value. Since the Bank's derivatives do not qualify as cash flow hedges under the specified criteria, the change in their fair value is recorded in earnings on a quarterly basis. As a result of a decline in interest rates in the general market and the futures market, the fair value of the Bank's interest rate caps declined by $1,539,000 during the fourth quarter of 2000, offset partially by $124,000 of income received.

         Additionally, the convertible feature embedded in convertible securities declined $220,000 during the same period for the same reason. As a result, the Bank recorded total expense, before taxes, of $1,635,000 in the fourth quarter of 2000 due to the change in the fair value of its derivative securities. At December 31, 2000, the remaining fair value of interest rate cap agreements was $829,000. As these agreements expire, primarily over the next two years, their fair value will decline to zero.

         The Bank's other income increased to $2,864,000 in 2000, from $165,000 in 1999 and $1,023,000 in 1998. Included in this category for 2000 were $712,000 of net gain on the early defeasance of subordinated notes, $802,000 of gross fees received from a governmental agency for originating loans in designated areas, income related to minority ownership positions and other miscellaneous income.

                              NON-INTEREST EXPENSE

         Non-interest expense consists of salary, occupancy and other expenses related to expanding and maintaining the operations of the Bank. The total of these expenses were $82,256,000 in 2000, $58,974,000 in 1999, and $36,578,000 in
1998. The Bank has capitalized certain general and administrative costs, primarily wages, directly related to loan originations totaling $13,769,000 in 2000, $13,097,000 in 1999 and $11,103,000 in 1998. The amount of capitalized costs is a reduction in the reported expense and varies directly with the volume of loan originations and the cost incurred to make new loans. On the Bank's balance sheet, unearned loan fees net of costs were $600,000 at December 31, 2000 and $1,336,000 at December 31, 1998, compared to deferred loan costs net of fees of $920,000 at December 31, 1999. During the past five years, the Bank has originated a significant amount of single family "no points" loans which has resulted in a decreased level of unearned fees net of costs. However, there has been an increase in the percentage of such loans which contain prepayment penalties.

         Salaries and related benefits is the largest component of non-interest expense and includes the cost of benefit plans, health insurance and payroll taxes, which have collectively increased in each of the past three years as the Bank has employed more personnel. This category of expenses totaled $43,006,000 in 2000, $28,858,000 in 1999 and $16,301,000 in 1998. Both salary expense and capitalized costs related to loan originations have increased as a result of increased personnel and increased loan volume. The cost of benefit plans includes noncash expenses related to ESOP shares of $990,000 in 2000 and $452,000 in 1999. Under the Bank's Restricted Stock Plan, noncash expenses were recorded of $885,000 in 2000, $885,000 in 1999 and $1,262,000 in 1998. In 1999,
approximately 65% of the increase in salary expense relates to the first year of consolidating Trainer Wortham's personnel costs. Additionally, salary expense has increased in 2000 and 1999 due to increased Bank employees, loan origination and deposit gathering personnel achieving certain incentive goals and performance based compensation being earned by executive and senior management. In 1999, there was a 22% increase in total assets and a 21% increase in average employees of the Bank (excluding Trainer Wortham). In 2000, the Bank expanded sales and customer service operations and initiated new fee generating services, resulting in a 27% increase in average employees. Total compensation paid to employees is expected to increase as the Bank and Trainer Wortham expand and the number of employees grows. In 2001, the Bank expects to hire additional staff in sales, service and technology capacities for the successful growth initiatives begun in 1999 and 2000; higher salary expense will result from new employees and employees who were not employed by the Bank for all of 2000.

         Occupancy costs, consisting primarily of rent and depreciation, were $10,201,000 in 2000, $7,600,000 in 1999 and $4,804,000 in 1998. These costs have increased as a result of expanding headquarters facilities, opening a banking office in New York City, opening additional deposit branches, and general cost of living rental increases. Since the Bank has plans to expand facilities and open additional branches in 2001, total occupancy costs are expected to increase next year and in future years.

         Advertising expense was $4,473,000 in 2000 compared to $5,487,000 in 1999 and $3,164,000 in 1998. Newspaper ads are placed primarily to support retail deposit gathering and there has been an increased level of promotional and advertising costs associated with the Bank's strategy to acquire checking and other transaction accounts. Deposit-related advertising expense as a percentage of average deposits was 0.10% in 2000, 0.20% in 1999 and 0.11% in 1998. Excluding certain one-time promotional expenses incurred in 1999, future advertising expenses may continue at or above the 2000 level as the Bank focuses on customer acquisition and emphasizes deposits as a funding source by soliciting transaction deposit accounts and conducting promotions in its deposit branches.

         Expenses for information systems were $4,562,000 in 2000 compared to $2,753,000 in 1999 and $1,285,000 in 1998. These expenses include payments to vendors who provide software and services on an outsource basis, costs related to supporting and developing Internet based activities, and the cost of telecommunications for the Bank's ATM's, branch activities and internal networks. The cost of information systems has increased as the Bank has expanded and hired additional employees; however, the Bank believes that its technology budget enhances the efficiency of its employees and enables the Bank to provide outstanding personal service to its customers.

         Professional fees relate primarily to legal and accounting advice and services required to complete transactions, resolve delinquent loans and operate in a regulatory environment. Such expenses were $2,326,000 for 2000, $1,651,000 for 1999, and $1,510,000 for 1998.
In 2000, the Bank outsourced its internal audit function, continued to outsource its loan review function, and incurred higher legal and accounting costs from operating a more complex business.

         The results of operating REO properties after foreclosure, as well as changes in the value and the gain or loss upon sale of REO properties held for more than 90 days, are charged directly to the income statement. The results of operating and selling REO properties were net gains of $461,000 in 2000, net gains of $1,247,000 in 1999, and net gains of $456,000 in 1998. This expense category included net gains or recoveries of $607,000 in 2000, $807,000 in 1999, and $814,000 in 1998; expenses for taxes, insurance, maintenance and other operating expenses, net of income, of $73,000 in 2000, $401,000 in 1999 and $351,000 in 1998; and net collection costs of $73,000 in 2000, net collection recoveries of $841,000 in 1999 and net collection costs of $7,000 in 1998. The future level of these expenses depends primarily upon the amount of the Bank's nonearning loans that become REO; however, the Bank does not currently anticipate recording in 2001 the level of net gains similar to those recorded in the past three years.

         Other general and administrative expenses were $16,939,000 in 2000, $12,886,000 in 1999 and $9,953,000 in 1998. Expenses in this category primarily vary in proportion with transaction volume, the number of corporate locations and employees, and inflation, including costs related to loan originations, data processing, communications, supplies, travel, insurance and other operations.

         At December 31, 2000, the Bank had recorded $28,491,000 of goodwill, net of amortization, primarily related to the January 1999 acquisition of Trainer Wortham. The Bank's amortization expense increased to $1,210,000 in 2000 and $986,000 in 1999 from $17,000 in 1998 primarily as a result of the Trainer Wortham goodwill which is being amortized over a 25-year period. The expense of amortizing goodwill is a noncash item and is not deductible by the Bank for federal or state income tax purposes.

         A financial institution's operating efficiency may be measured by comparing its ratio of operational expenses to the sum of net interest income and recurring non-interest income. For 2000, the Bank's operating efficiency ratio was 63.1%, compared to 59.4% for 1999 and 52.5% for 1998. Although non-interest income and net interest income have increased significantly, the increases in this ratio for 2000 and 1999 resulted primarily from the costs of starting trust and brokerage services, introducing other expanded customer services, adding deposit branches, and consolidating Trainer Wortham for the first time in 1999. The Bank believes that its long term business strategy will result in a relatively efficient business model for a financial institution, although the various growth and expansionary measures of the Bank may result in an efficiency ratio for the next year which is as high or higher than experienced in 2000.

                           PROVISION FOR INCOME TAXES

         The provision for income taxes varies due to the amount and timing of income for financial statement and tax purposes, the availability of tax benefits and the rates charged by federal and state authorities. The 2000 provision for income taxes of $20,249,000 represents an effective tax rate of 43.5%, compared to $18,574,000 or 43.5% for 1999, and $14,813,000 or 42.1% for
1998. The provision for income taxes has increased over the past three years as a result of the increased level of the Bank's income before taxes. The Bank's non-interest expense included goodwill amortization of $1,210,000 in 2000 and $986,000 in 1999 which is not deductible for tax purposes and caused the effective tax rate to increase by approximately 1.0%. Also, in 2000 and 1999, the minority interest costs are presented net of taxes which have been provided at the Bank's effective tax rate.

                                    LIQUIDITY

         Liquidity refers to the ability to maintain a cash flow adequate to fund operations and to meet present and future financial obligations of the Bank either through the sale or maturity of existing assets or by the acquisition of funds through liability management. The Bank maintains a portion of its assets in a diversified portfolio of marketable investment securities, including U.S. Government agency and mortgage backed instruments, from which funds could be promptly generated. At December 31, 2000, the investment securities portfolio of $284,520,000 and cash plus available short-term investments of $61,894,000, amounted to 9.5% of total assets. Additionally, the Bank had available unused FHLB advances of approximately $700 million. Management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and long-term demands.

         The Bank's loan and investment portfolio is repayable in monthly installments over terms ranging primarily from six months to thirty years; however, market experience is that many longer-term real estate mortgage loans and investments are likely to prepay prior to their final maturity. The Bank's deposits generally mature over shorter periods than its assets, requiring the Bank to renew deposits or raise new liabilities at current interest rates. A portion of the Bank's FHLB advances have longer term maturities and some carry fixed rates of interest for their term.

         The Bank's asset/liability management program attempts to achieve a matching of the pricing characteristics of variable rate assets with the timing of liability maturities and pricings. At December 31, 2000, 73% of the Bank's interest-earning assets possess the ability to reprice within six months and 73% of interest-bearing liabilities reprice within six months. As part of a long-term strategy, having assets on which the interest rate adjusts frequently allows the Bank more flexibility in setting rates required to obtain deposits and other liabilities.

         As shown in the Bank's Statement of Cash Flows, the source of funds to finance the $1,961,508,000 of loans originated in 2000 was diversified and included loan principal repayments of $882,377,000, the sale of $1,100,011,000 of loans and a net increase in deposits of $392,683,000, while there was a decrease in FHLB advances of $356,320,000. In 1999 and 1998, the Bank's loan origination activities and asset growth were financed by a combination of loan principal repayments, FHLB advances, deposit increases and loan sales. At various times, the Bank has also generated funds from the sale of debentures, notes, preferred stock and common stock and used funds to acquire shares of treasury stock or redeem debentures.

                                CAPITAL RESOURCES

         At December 31, 2000, the Bank's capital, consisting of stockholders' equity, preferred stock of a subsidiary, long-term debentures and notes, and the allowance for loan losses, was $350,276,000. In June 1999, the Bank issued through FRPCC $55.0 million of non-cumulative, perpetual, exchangeable, preferred stock which carries a tax-deductible dividend and is classified as Tier 1 capital for regulatory purposes. At December 31, 2000, the Bank's Tier 2 capital instruments outstanding were $6,498,000 of subordinated debentures maturing in 2009 and $63,758,000 of subordinated notes maturing in 2012. In 2000, the Bank redeemed $6,230,000 of subordinated notes maturing in 2012. The Bank has issued its subordinated debentures and notes in amounts, and with scheduled maturity dates and early redemption provisions, that the Bank believes will allow it to repay all of its subordinated debentures and notes in accordance with their respective terms. The Bank's ability to meet its reasonably foreseeable obligations, including the payment of debt service on its debentures and notes, is dependent upon cash flow from operations and applicable government regulations.

         At December 31, 2000, the Bank had stockholders' equity of $202,853,000, net of shares held in the Treasury with a cost of $73,695,000.

                                BUSINESS SEGMENTS

         First Republic currently views its business as consisting of two reportable business segments -- commercial banking activities and investment advisory activities. The principal business activities of the banking segment are attracting funds from the general public and originating and investing in investment securities and loans, primarily residential real estate mortgage loans. This segment's primary sources of revenue are interest earned on loans and investment securities, gains on sales of loans, fees earned in connection with loans and customer services, and income earned on loans serviced for investors. This segment's principal expenses are interest incurred on interest-bearing liabilities, including deposits and borrowings, and general and administrative costs.

         Investment advisory services are conducted through the Bank's wholly owned subsidiary, Trainer Wortham & Company, based in New York City and founded in 1924. This segment's primary sources of revenue are fees earned for the management of customer assets. Trainer Wortham manages equity and fixed income investments for a variety of individual and institutional customers. This segment's principal expenses are personnel-related costs and other general and administrative expenses.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
First Republic Bank:

         We have audited the accompanying consolidated balance sheet of First Republic Bank and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Republic Bank and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

         San Francisco, California
         January 25, 2001 except for the stock split disclosed in Note 1, as to which the date is February 13, 2001.

            CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

Year Ended December 31,                                     2000             1999             1998
                                                            ----             ----             ----
Interest income:
Interest on real estate and other loans            $ 266,016,000    $ 211,130,000    $ 178,652,000
Interest on investments                               23,604,000        7,083,000       16,796,000
                                                   -------------    -------------    -------------

Total interest income                                289,620,000      228,213,000      195,448,000
                                                   -------------    -------------    -------------

Interest expense:
Interest on customer deposits                        118,646,000       90,187,000       83,999,000
Interest on FHLB advances and other borrowings        64,293,000       50,740,000       40,335,000
Interest on debentures and notes                       5,670,000        6,155,000        6,750,000
                                                   -------------    -------------    -------------

Total interest expense                               188,609,000      147,082,000      131,084,000
                                                   -------------    -------------    -------------

Net interest income                                  101,011,000       81,131,000       64,364,000
Provision for loan losses                              1,000,000               --               --
                                                   -------------    -------------    -------------

Net interest income after provision
for loan losses                                      100,011,000       81,131,000       64,364,000
                                                   -------------    -------------    -------------

Non-interest income:
Investment advisory fees                              22,381,000       15,248,000               --
Loan servicing fees, net                               1,314,000        1,383,000        1,472,000
Loan and related fees                                  1,664,000        1,401,000        1,513,000
Other customer fees                                    1,563,000          328,000          126,000
Gain on sale of loans                                  1,611,000        2,047,000        3,252,000
Gain (loss) on sale of investment securities            (967,000)         (30,000)          48,000
Decrease in value of derivatives                      (1,635,000)              --               --
Other income                                           2,864,000          165,000        1,023,000
                                                   -------------    -------------    -------------

Total non-interest income                             28,795,000       20,542,000        7,434,000
                                                   -------------    -------------    -------------

Non-interest expense:
Salaries and related benefits                         43,006,000       28,858,000       16,301,000
Occupancy                                             10,201,000        7,600,000        4,804,000
Advertising                                            4,473,000        5,487,000        3,164,000
Data processing                                        4,562,000        2,753,000        1,285,000
Professional fees                                      2,326,000        1,651,000        1,510,000
REO costs and losses  (recoveries)                      (461,000)      (1,247,000)        (456,000)
Amortization of goodwill                               1,210,000          986,000           17,000
Other general and administrative                      16,939,000       12,886,000        9,953,000
                                                   -------------    -------------    -------------

Total non-interest expense                            82,256,000       58,974,000       36,578,000
                                                   -------------    -------------    -------------

Income before income taxes and minority interest      46,550,000       42,699,000       35,220,000
Provision for income taxes (Note 10)                  20,249,000       18,574,000       14,813,000
                                                   -------------    -------------    -------------

Income before minority interest                       26,301,000       24,125,000       20,407,000
Minority interest                                      3,538,000        1,903,000               --
                                                   -------------    -------------    -------------

Net income before accounting change                   22,763,000       22,222,000       20,407,000
Cumulative effect of accounting change,
     net of taxes of $95,000                            (123,000)              --               --
                                                   -------------    -------------    -------------


Net income                                         $  22,640,000    $  22,222,000    $  20,407,000
                                                   -------------    -------------    -------------

Other comprehensive income (loss), net of tax:

Unrealized net gain (loss) on securities                 380,000       (2,381,000)        (381,000)
(Gain) loss on securities included in net income         545,000           17,000          (28,000)
                                                   -------------    -------------    -------------

Comprehensive income                               $  23,565,000    $  19,858,000    $  19,998,000
                                                   =============    =============    =============

Basic earnings per share*                          $        1.67    $        1.57    $        1.50
                                                   =============    =============    =============

Diluted earnings per share*                        $        1.64    $        1.49    $        1.37
                                                   =============    =============    =============

Weighted average diluted shares outstanding*          13,845,150       14,948,727       14,906,389
                                                   =============    =============    =============


See accompanying notes.

* Share and per share amounts have been restated for the February 28, 2001 three-for-two common stock split.

                           CONSOLIDATED BALANCE SHEET

December 31,                                                2000                1999
                                                            ----                ----
Assets

Cash                                           $      61,894,000  $       62,592,000
Investment securities at cost (Note 2)                        --           8,541,000
Investment securities at market (Note 2)             284,520,000         213,661,000
                                               -----------------  ------------------

Total cash and investments                           346,414,000         284,794,000
                                               -----------------  ------------------

Loans (Note 3):
Single family (1-4 units) mortgages                1,528,236,000       1,893,944,000
Multifamily (5+ units) mortgages                     391,041,000         347,565,000
Commercial real estate mortgages                     612,667,000         504,553,000
Single family construction                           120,634,000          78,892,000
Multifamily/commercial construction                   52,960,000          26,667,000
Equity lines of credit                               255,497,000         129,594,000
Stock secured loans                                   41,449,000           8,274,000
Other secured loans                                   45,919,000          35,172,000
Commercial business loans                             28,583,000           5,145,000
Unsecured loans and lines of credit                   61,220,000          54,398,000
Loans held for sale                                   19,722,000         106,716,000
                                               -----------------  ------------------

Total loans                                        3,157,928,000       3,190,920,000

Less:
Net deferred loan (fees) costs                          (600,000)            920,000
Allowance for loan losses                            (22,167,000)        (20,959,000)
                                               ------------------ -------------------

Net loans                                          3,135,161,000       3,170,881,000


Interest receivable                                   25,080,000          20,460,000
Prepaid expenses and other assets (Note 4)            41,281,000          23,735,000
Federal Home Loan Bank stock, at cost (Note 6)        58,145,000          55,794,000
Goodwill                                              28,491,000          24,262,000
Premises, equipment and leasehold improvements,
  net of accumulated depreciation of $16,228,000
  and $12,564,000 at December 31, 2000 and 1999,
  respectively                                        20,570,000          18,820,000
Other real estate owned                                1,241,000                  --
                                               -----------------  ------------------

Total Assets                                   $   3,656,383,000  $    3,598,746,000
                                               =================  ==================


See accompanying notes.

                           CONSOLIDATED BALANCE SHEET

December 31,                                                2000                1999
                                                            ----                ----
Liabilities and stockholders' equity
Liabilities:
Customer deposits (Note 5):
Noninterest-bearing demand accounts            $     100,601,000  $       45,515,000
NOW checking accounts                                182,938,000          94,055,000
MMA accounts                                         541,599,000         350,382,000
Passbook accounts                                    559,742,000         653,951,000
Certificates of deposit                            1,145,522,000         993,816,000
                                               -----------------  ------------------

Total customer deposits                            2,530,402,000       2,137,719,000

Interest payable                                      17,518,000          15,355,000
Other liabilities                                     20,794,000          13,134,000
Federal Home Loan Bank advances (Note 6)             759,560,000       1,115,880,000
                                               -----------------  ------------------

Total senior liabilities                           3,328,274,000       3,282,088,000
Subordinated debentures and notes (Note 7)            70,256,000          76,498,000
                                               -----------------  ------------------

Total liabilities                                  3,398,530,000       3,358,586,000
Minority interest in subsidiary (Note 8)              55,000,000          55,000,000
                                               -----------------  ------------------

Commitments (Note 13)
Stockholders' equity (Notes 11, 12 and 14):
Common stock, $.01 par value; 40,000,000
  shares authorized; 18,896,841 and 17,647,015
  shares issued and outstanding at
  December 31, 2000 and 1999, respectively*              189,000             118,000
Capital in excess of par value                       147,788,000         142,588,000
Retained earnings                                    135,477,000         112,901,000
Deferred compensation                                 (5,499,000)         (3,733,000)
Treasury stock, at cost; 5,278,635 shares and
  4,078,935 shares at December 31, 2000 and 1999,
  respectively                                       (73,695,000)        (64,382,000)
Accumulated other comprehensive
  income (loss)                                       (1,407,000)         (2,332,000)
                                               ------------------ -------------------

Total stockholders' equity                           202,853,000         185,160,000
                                               -----------------  ------------------

Total Liabilities and Stockholders' Equity     $   3,656,383,000    $  3,598,746,000
                                               =================    ================



See accompanying notes.
* Share amounts for all periods have been restated for the February 28, 2001 three-for-two common stock split.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

         Years Ended December 31,                                                      Accumulated
                                          Capital in                                         other                            Total
                              Common       excess of        Retained      Deferred   comprehensive        Treasury    stockholders'
                               stock       par value        earnings  compensation          income           stock           equity
                          ---------- ---------------  --------------  ------------  --------------  --------------  ---------------
Balance at
     December 31, 1997    $  107,000 $   118,131,000  $  70,272,000  $  (4,398,000) $      441,000  $  (24,402,000) $   160,151,000
   Stock compensation
     costs                                 1,220,000                     1,262,000                                        2,482,000
   Tax benefits from
     option exercise
     and issuing
     restricted stock                        719,000                                                                        719,000
   Allocated ESOP shares                                                   333,000                                          333,000
   Net unrealized loss on
     available for sale
     securities                                                                           (409,000)                        (409,000)
   Exercise of options
     on 177,595 shares         2,000       1,098,000                                                                      1,100,000
   Issuance of 12,226
     shares of common
     stock                                   220,000                                                                        220,000
   Purchase of 840,294
     shares of treasury
     stock                                                                                             (16,522,000)     (16,522,000)
   Net income                                            20,407,000                                                      20,407,000
                          ---------- ---------------  -------------  -------------  --------------  --------------  ---------------

   Balance at
      December 31, 1998      109,000     121,338,000     90,679,000     (2,803,000)         32,000     (40,924,000)     168,481,000
   Stock compensation
     costs                                 1,949,000                      (930,000)                                       1,019,000
   Tax benefits from option
     exercise and issuing
     restricted stock                      1,755,000                                                                      1,755,000
   Sales of 30,000 shares
     of treasury stock to
     the ESOP                                                                                              452,000          452,000
   Net unrealized loss
     on available for sale
     securities                                                                         (2,364,000)                      (2,364,000)
   Exercise of options on
     457,617 shares of
     common stock              3,000       1,700,000                                                                      1,703,000
   Issuance of 896,754
     shares of common
     stock                     6,000      15,796,000                                                                     15,802,000
   Purchase of 1,361,550
     of treasury stock                                                                                 (23,910,000)     (23,910,000)
   Net income                                            22,222,000                                                      22,222,000
                          ---------- ---------------  -------------  -------------  -----------------------------------------------

   Balance at
     December 31, 1999       118,000     142,588,000    112,901,000     (3,733,000)     (2,332,000)    (64,382,000)     185,160,000
   Stock compensation
     costs                                   422,000                       885,000                                        1,307,000
   Restricted stock plan
     for 127,500 shares        1,000       2,650,000                    (2,651,000)                                              --

         Years Ended December 31,                                                      Accumulated
                                             Capital in                                      other                            Total
                                   Common     excess of     Retained      Deferred   comprehensive        Treasury    stockholders'
                                    stock     par value     earnings  compensation          income           stock           equity
                               ---------- -------------  -----------  ------------  --------------  --------------  ---------------
Tax benefits from option
       exercise                                  392,000                                                                    392,000
       Three-for-two stock
       split                        64,000                     (64,000)                                                          --
Sale of 45,000 shares of treasury
       stock to the ESOP                                                                                     990,000        990,000
       Net unrealized gain on
       available for sale
       securities                                                                           925,000                         925,000
Exercise of options on 556,485
       shares of common stock        6,000     1,314,000                                                                  1,320,000
       Issuance of 610,911
       shares of common
       stock                                     422,000                                                   6,492,000      6,914,000
       Purchase of 1,244,700
       shares of treasury stock                                                                          (16,795,000)   (16,795,000)

       Net income                                            22,640,000                                                  22,640,000
                               -----------  ------------   ------------   ------------  ------------    -------------  -------------
Balance at

           December 31, 2000    $  189,000  $147,788,000   $135,477,000   $(5,499,000)  $(1,407,000)    $(73,695,000)  $202,853,000
                               ===========  ============   ============   ============  ============    =============  =============

See accompanying notes.
The number of shares for all periods have been restated for the February 28, 2001 three-for-two common stock split.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,                                         2000                 1999              1998
                                                              ------                -----            ------

Operating Activities

Net Income                                            $    22,640,000    $    22,222,000    $    20,407,000
Adjustments to reconcile net income to net cash
   provided used by operating activities:
Provision for loan losses                                   1,000,000                 --                 --
Provision for depreciation and amortization                 6,268,000          5,092,000          4,163,000
Amortization of loan fees                                  (1,275,000)        (1,015,000)          (655,000)
Amortization of mortgage servicing rights                   3,212,000          1,997,000          1,757,000
Amortization of investment securities discounts               (49,000)          (265,000)          (101,000)
Amortization of investment securities premiums                543,000            565,000            574,000
Loans originated for sale                                 (86,625,000)      (174,207,000)      (505,725,000)
Loans sold into commitments                                61,897,000        183,362,000        496,284,000
(Increase) decrease in deferred taxes                       3,055,000         (1,904,000)         2,482,000
Decrease in value of derivatives                            1,635,000                 --                 --
Net (gains) losses on sale of investment securities           967,000             30,000            (48,000)
Net gains on sale of loans                                 (1,611,000)        (2,047,000)        (3,252,000)
Noncash cost of benefit plans                               1,875,000          1,337,000          2,482,000
Increase in interest receivable                            (4,620,000)        (3,452,000)        (4,028,000)
Increase (decrease) in interest payable                     2,163,000             87,000         (1,030,000)
Increase in other assets                                  (26,987,000)        (8,010,000)       (12,042,000)
Increase (decrease) in other liabilities                   11,555,000          7,393,000            (46,000)
                                                      ---------------    ---------------    ---------------

Net Cash Provided (Used) by Operating Activities           (4,357,000)        31,185,000          1,222,000
Investing Activities
Loans originated                                       (1,874,883,000)    (1,615,251,000)    (1,006,080,000)
Loans purchased                                                    --         (2,880,000)      (268,590,000)
Other loans sold                                        1,038,114,000        100,510,000         50,741,000
Principal payments on loans                               882,377,000        895,752,000        784,134,000
Purchases of investment securities                       (103,156,000)       (36,121,000)      (203,196,000)
Sales of investment securities                             33,901,000          5,320,000         44,972,000
Repayments of investment securities                        24,320,000         44,178,000         46,259,000
Additions to fixed assets                                  (5,418,000)       (12,029,000)        (6,712,000)
Net proceeds from sale of REO                               2,050,000          5,102,000          6,772,000
Acquired investment advisory and other interests           (8,714,000)        (2,225,000)                --
                                                      ---------------    ---------------    ---------------

Net Cash Used by Investing Activities                     (11,409,000)      (617,644,000)      (551,700,000)
Financing Activities
Net increase in checking, passbook
   and MMA accounts                                       240,977,000        313,201,000        378,119,000
Issuance of certificates of deposit                       390,170,000        334,122,000        202,998,000
Repayments of certificates of deposit                    (238,464,000)      (253,952,000)      (351,313,000)
Increase (decrease) in long term FHLB advances           (208,320,000)       205,000,000        115,350,000
Net increase (decrease) in short term borrowings         (148,000,000)       (31,150,000)       193,150,000
Repayment of long term borrowings                                  --                 --           (333,000)
Decrease in deferred compensation-- ESOP                           --                 --            333,000
Repayments of subordinated debentures                      (6,242,000)                --        (12,963,000)
Minority interest in subsidiary                                    --         55,000,000                 --
Sale of common stock                                          422,000            233,000            220,000
Proceeds from common stock options exercised                1,320,000          1,703,000          1,100,000
Purchase of treasury stock                            $   (16,795,000) $     (23,910,000)   $   (16,522,000)
                                                      ---------------    ---------------    ---------------

Net Cash Provided by Financing Activities                  15,068,000        600,247,000        510,139,000
Increase (decrease) in cash and cash equivalents             (698,000)        13,788,000        (40,339,000)
Cash and cash equivalents at beginning of year             62,592,000         48,804,000         89,143,000
                                                      ---------------    ---------------    ---------------

Cash and Cash Equivalents at End of Year              $    61,894,000    $    62,592,000    $    48,804,000
                                                      ===============    ===============    ===============

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2000

                                     NOTE 1.

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND ORGANIZATION

         The consolidated financial statements of First Republic Bank (the "Bank") include its wholly owned subsidiaries Trainer, Wortham & Company, Incorporated ("Trainer Wortham") which was acquired in January 1999 and First Republic Preferred Capital Corporation ("FRPCC") which was formed in April 1999. Additionally in 2000, the Bank formed two new subsidiaries -- FR Securities Co., Inc., in order to obtain an NASD license to operate as a broker dealer, and FR Holdings, Inc., for the purpose of making investments in selected venture capital activities. Neither of these two new subsidiaries represents a significant part of the Bank at December 31, 2000. The Bank is a publicly traded company, listed on the New York Stock Exchange and the Pacific Exchange, under the symbol "FRC".

         All material intercompany transactions and balances are eliminated in consolidation. Certain reclassifications have been made to the 1999 and 1998 financial statements in order for them to conform with the 2000 presentation.

         As a publicly owned bank, First Republic Bank is subject to regulation by the Federal Deposit Insurance Corporation (the "FDIC") and the Nevada Banking Department and is subject to the reporting and disclosure requirements of the FDIC, which has adopted substantially the same rules as the Securities and Exchange Commission. These financial statements, which represent an annual disclosure statement under bank regulations, have not been reviewed or confirmed for accuracy or relevance by the FDIC.

THREE-FOR-TWO STOCK SPLIT EFFECTIVE FEBRUARY 28, 2001

         On February 13, 2001, the Bank announced a three-for-two stock split on its common stock to stockholders of record at the close of business on February 28, 2001. All share, per share and related information has been restated to give retroactive effect to this stock split.

NATURE OF OPERATIONS

         The Bank conducts retail deposit gathering, offers private banking, trust, brokerage and investment advisory services, and originates loans secured by single family residences, multifamily and commercial properties. The Bank provides stock secured and unsecured loans to selected individual and business customers in its markets. The Bank primarily retains adjustable rate mortgages ("ARMs") in its loan portfolio. The Bank originates mortgage loans for sale to institutional investors in the secondary market and also generates fee income by servicing such mortgage loans. The Bank's private banking, deposit gathering and lending activities are conducted in five metropolitan areas -- San Francisco/Silicon Valley, Los Angeles/Beverly Hills/Newport Beach, San Diego, Las Vegas, and New York City.

         The Bank's wholly owned subsidiary, Trainer Wortham, performs investment advisory services for individual and institutional customers from offices in New York City and San Francisco.

ACCOUNTING CHANGE -- DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities," was issued and in June 2000 this pronouncement was amended by SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. Changes in the fair values of those derivatives are accounted for depending on the intended use of the derivative and the resulting designation under specified criteria. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. SFAS No. 133 affects the way that the Bank accounts for interest rate cap agreements, which do not qualify as cash flow hedges, and the equity conversion features of convertible securities, which are considered derivatives; the change in fair value of these items is posted to earnings. SFAS No. 133 was adopted by the Bank effective October 1, 2000, which is earlier than the latest required adoption date of January 1, 2001.

         Upon adoption of SFAS No. 133, the Bank recorded as a one-time transition adjustment the cumulative effect of this accounting change, which was reported separately net of taxes, in the consolidated statement of income. The Bank also recorded a reduction in its noninterest income as a result of declines in the market values of its interest rate cap agreements, net of income received of $124,000, and of the conversion feature in its convertible securities between October 1, 2000 and December 31, 2000. The components of the transition adjustment and the change in the fair value of these assets are as follows:

                                                                                      Change in
                                                              Transition              Value Posted
                                                              Adjustment              to Earnings
                                                              --------------          ---------------
Income (Expense)

Interest rate cap agreements                                  $   (278,000)       $  (1,415,000)
Derivatives embedded in convertible securities                      60,000             (220,000)
                                                              -------------       --------------

Expense before taxes                                              (218,000)       $  (1,635,000)
                                                                                  ==============

Net tax benefit                                                     95,000

Cumulative effect of accounting change, net of taxes          $   (123,000)
                                                            ==============

         The Bank uses interest rate cap agreements and has used interest rate swap agreements, which are derivative financial instruments, for interest rate risk protection or liability matching. Interest rate cap agreements are purchased to reduce the Bank's exposure to rising interest rates which would increase the cost of liabilities above either the maximum yield which could be earned on certain adjustable rate mortgages and investments, or loan yields which are fixed for a period of 3 to 7 years. Prior to the adoption of SFAS No. 133, the one time up-front costs of these instruments were amortized to interest expense over the life of interest rate cap agreements, and any benefits were recognized when realized. Under SFAS No. 133, the Bank marks to market the value of its interest rate cap agreements and has reflected the difference between the previously recorded amount and the current market value as a nonrecurring, cumulative adjustment, net of taxes, in the Bank's income statement for the fourth quarter of 2000. The recorded investment in interest rate cap agreements is included in other assets.


         Interest rate swap agreements have been used by the Bank to convert the cost of specific Federal Home Loan Bank advances from a fixed rate to a variable rate, with the term of each swap agreement matched to the maturity of the underlying advance. The differential to be paid or received is accrued as an adjustment to interest expense as interest rates change. All of the Bank's interest rate swap agreements were terminated in connection with the payoff of the related FHLB advances during 2000. The Bank is an end-user of derivative financial instruments and does not conduct trading activities for derivatives.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECOGNITION OF INCOME ON LOANS

         Interest income from real estate and other loans is recognized in the month earned. Interest income is not recorded on loans when they become more than 90 days delinquent, except for single family loans which are well secured and in the process of collection, or at such earlier time as management determines that the collectibility of such interest is unlikely. For nonaccrual loans, interest income may be recorded when cash is received, provided that the Bank's recorded investment in such loans is deemed collectible.

         Substantially all loan origination fees and direct loan origination costs are deferred and amortized as a yield adjustment over the expected lives of the loans using the interest method. For homogenous pools of single family home loans, the Bank projects loan prepayments, generally from 20% to 40% per annum, and amortizes into interest income net deferred costs and fees over the resulting estimated loan life. The actual rate of prepayments on such loans are compared to estimated levels and adjustments are made when necessary.

ALLOWANCE FOR LOAN LOSSES

         The Bank provides for losses by charging current income in such amounts as are required to establish an allowance for loan losses that can be reasonably anticipated based upon specific conditions at the time. Management considers a number of factors, including past loss experience, the Bank's underwriting policies, the results of the Bank's ongoing loan grading process, the amount of past due and nonperforming loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors. The allowance is reviewed and adjusted quarterly. It is the Bank's policy to charge off balances that are deemed uncollectible.

         The Bank follows SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank primarily measures impairment of a loan based on the fair value of the underlying collateral, net of selling costs. If this measure of the impaired loan is less than the recorded investment in the loan, the Bank recognizes an impairment by recording a chargeoff or creating a valuation allowance.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

         Goodwill, representing the excess of purchase price over the fair value of net assets acquired, results from purchase acquisitions made by the Bank. Substantially all of the Bank's goodwill is related to the acquisition of Trainer Wortham and is being amortized using the straight-line method over 25 years. Other identifiable intangible assets that are included in other assets are generally amortized using an accelerated method over an original life of 10 to 15 years.

         The Bank reviews its intangible assets periodically for other-than-temporary impairment. If such impairment is indicated, recoverability of the asset is assessed based on expected discounted net cash flows.

INVESTMENT SECURITIES

         The Bank follows SFAS No. 115, "Accounting For Certain Investments in Debt and Equity Securities," which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. SFAS No. 115 establishes classification of investments into three categories: (i) debt securities that the entity has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost; (ii) debt securities that are held for current resale are classified as trading securities and reported at fair value, with unrealized gains and losses included in operations; and (iii) debt and equity securities not classified as either securities held to maturity or trading securities are classified as securities available for sale, and reported at fair value, with unrealized gains and losses excluded from operations and reported as part of the accumulated other comprehensive income section of stockholders' equity, unless the security is deemed other than temporarily impaired. If the security is determined to be other than temporarily impaired, the amount of the impairment is charged to operations. Premiums and discounts are amortized or accreted over the estimated life of the security as an adjustment to yield using the effective interest method.

         Investment securities classified as held to maturity at December 31, 1999 are recorded at historical cost, adjusted for amortization of premium and accretion of discount, where appropriate. In connection with the adoption of SFAS No. 133 on October 1, 2000, all investment securities classified as held to maturity were reclassified as available for sale. This reclassification affected investment securities having an aggregate book value of $7,727,000 and an aggregate market value of $7,535,000 on the date of reclassification. Realized and unrealized gains and losses on investment securities are computed based on the cost basis of securities specifically identified. At December 31, 2000 and 1999, no trading securities were owned, although during 2000, the Bank purchased some convertible securities which were of a trading nature (see Note 2).

OTHER REAL ESTATE OWNED

         Real estate acquired through foreclosure is recorded at the lower of cost or fair value minus estimated costs to sell. Costs related to holding real estate are recorded as expenses when incurred. The Bank owned $1,241,000 of real estate at December 31, 2000 and did not own any real estate at December 31, 1999.

         Loans in the amount of $2,292,000 in 2000 and $4,152,000 in 1999 were transferred to other real estate owned. Additionally, loans to facilitate the sale of other real estate owned were $1,654,000 in 2000 and $4,560,000 in 1999.

PREMISES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

         Premises, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets which generally range from three to fifteen years or the term of the lease.

SELLING AND SERVICING LOANS

         The Bank sells loans and participating interests in loans on a non-recourse basis to generate servicing income and to provide funds for additional lending. Loans sold includes loans originated into investor commitments with the sale approved prior to origination. The Bank also sells its loans through securitizations. Gains and losses are recognized at the time of sale by comparing sales price with carrying value and by calculating the value of mortgage servicing rights.

     Effective January 1, 1997, the Bank adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement and its predecessor require that the rights to service mortgage loans and other financial assets for others be recognized as a separate asset, however those servicing rights are acquired. The total cost of originating or purchasing mortgage loans is allocated between the loan and the servicing rights, based on their relative fair values. The Bank stratifies the loans as they are sold into groups with similar interest rates or terms for the purpose of calculating the initial servicing right and conducting ongoing impairment tests. As of December 31, 2000, key economic assumptions used by the Bank to value its servicing rights were as follows: repayment speed assumption of 23% (annual rate), discount rate of 12%, short-term investment rate of 5%. The statement also requires the assessment of all capitalized mortgage servicing rights for impairment to be based on current fair value of those rights. The recorded value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing income. The carrying value of mortgage servicing rights is periodically measured based on the actual prepayment experience and market factors; writedowns and adjustments in the amortization rates are made when an impairment is indicated. During 2000, the Bank recorded a total valuation allowance of $118,000 to reflect changes in the market value of certain specific strata of its servicing rights. Also, SFAS No. 125 provided accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. As of December 31, 2000, the Bank adopted the effective portions of SFAS No. 140, which is a replacement for SFAS No. 125, and requires certain additional disclosures to be included in these financial statements.

         During 2000, the Bank sold $1,113,446,000 of loans and recorded $12,162,000 as the value of servicing rights on these loans; during 1999, the Bank sold $283,872,000 of loans and recorded $2,147,000 as the value of servicing rights on these loans; during 1998, the Bank sold $547,025,000 of loans and recorded $3,628,000 as the value of the servicing rights.

         Loan servicing fees are recorded as income when received and are presented net of the cost of amortizing mortgage servicing rights, which was $3,212,000 in 2000, $1,997,000 in 1999, $1,757,000 in 1998.

         Loans are classified as held for sale when the Bank is waiting on a preapproved investor purchase or is negotiating for the sale of specific loans which meet selected criteria to a specific investor. Loans held for sale are carried at the lower of cost, including unearned loan fees, or market on a loan-by-loan basis.

LOAN SECURITIZATIONS

         SFAS No. 140 establishes disclosure requirements for loan securitizations, into which the Bank began selling certain of its single family mortgage loans beginning in 2000. When the Bank securitizes its mortgage loans, it may retain one or more subordinated tranches, interest-only strips and mortgage servicing rights, all of which are retained interests in the securitized mortgage loans. The gain or loss recognized by the Bank on the sale of its mortgage loans depends in part on the carrying value of the loans, allocated between the assets sold and the retained interests based on their relative fair value at the sale date. The Bank uses quoted market prices, where available, to obtain fair values. However, market quotes are not readily available for certain types of retained interests, so the Bank estimates the fair value based on the present value of expected future cash flows, using management's best estimates of the key assumptions - credit losses, prepayment speeds and discount rates commensurate with the risks involved.

         During 2000, the Bank sold single family mortgage loans in two securitization transactions. All of the mortgage loans securitized were originated by the Bank. In connection with the securitizations, the Bank retained subordinated tranches, interest-only tranches, and originated mortgage servicing rights. The Bank receives annual servicing fees at a weighted average rate of approximately 0.35% of the outstanding loan balance as compensation for servicing the mortgage loans. The subordinated tranches retained by the Bank have a lower priority of payment than other tranches sold in the securitizations. The value of these subordinated interests is primarily affected by the amount of credit losses on the mortgage loans and the rate used to discount the expected cash flows. The interest-only tranches retained by the Bank receive excess interest generated by the mortgage loans over the contractual interest rate paid to the investors.

The interest-only tranches are not used as a form of credit enhancement to protect against credit losses on the mortgage loans. Their value is primarily affected by the rate of prepayments on the mortgage loans and the discount rate used to value the expected cash flows. The investors and the securitization trusts have no recourse to the Bank's other assets for failure of the mortgagors on the underlying loans to pay when due. The securities retained by the Bank in connection with its securitization transactions during 2000 are held in the Bank's investment portfolio and are classified as available for sale.

         In 2000, the Bank recognized gain on sale before income taxes of $1,027,000 on the securitization of residential mortgage loans.

         On residential mortgage loan securitizations completed during 2000, key economic assumptions used in estimating the fair value of the Bank's retained interests as of the sale date are as follows (shown as weighted averages for securitizations of loans with similar characteristics): repayment speed assumption of 23% (annual rate), credit loss assumption of 0.23% (total losses over life of transaction), subordinated tranches discount rate of 21%, interest-only tranches discount rate of 16%, expected weighted average life of
3.6 years.

         At December 31, 2000, the total fair value of the Bank's retained interests was $12,310,000, which includes originated mortgage servicing rights valued at $6,670,000. Key economic assumptions and the sensitivity of the current fair value of the retained interests to immediate 10% and 20% adverse changes in those assumptions are as follows at December 31, 2000:

                                                                                    Impact on Fair Value
                                                                                    --------------------
                                                                                   10%               20%
                                                              Economic           Adverse           Adverse
Single Family Mortgage Loans                                 assumption           change            change
----------------------------                                 ----------           ------            ------
Repayment speed assumption (annual rate)                           23%          (625,000)        (1,177,000)
Credit loss assumption (total losses, life of deal)              0.23%           (40,000)           (79,000)
Subordinated tranches discount rate (annual rate)                  12%           (28,000)           (55,000)
Interest-only tranches discount rate (annual rate)                 17%          (159,000)          (310,000)
Mortgage servicing rights discount rate (annual rate)              12%          (225,000)          (431,000)

         These sensitivities are hypothetical and should be used with caution. For purposes of this table, the effect of an adverse change is calculated for each assumption without changing any other assumptions; however, in reality changes in one factor may result in positive or negative changes in another factor, which might magnify or counteract the sensitivities. Before mark to market adjustments on investments securities, at December 31, 2000, the net book value of the Bank's retained interests was $11,136,000, which includes originated mortgage servicing rights carried at $5,740,000.

         The Bank's single family mortgage loan securitizations experienced no credit losses during 2000. The following table presents information about delinquencies, net credit losses, and components of the Bank's single family mortgage loan portfolio and similar loans serviced for others, including loans serviced for securitization trusts at December 31, 2000 and 1999:


Single Family Mortgage Loans                                             2000                  1999
                                                            -----------------     -----------------
Principal amount held in portfolio and for sale             $   1,547,958,000     $   2,000,660,000
Principal amount serviced for others*                           2,083,429,000         1,177,991,000
                                                            -----------------     -----------------

Total principal amount                                      $   3,631,387,000     $   3,178,651,000
                                                            =================     =================

Principal amount 60 or more days past due                                 --                     --

Net credit losses for calendar year**                                     --                     --
Principal amount securitized during calendar year           $     614,094,000                    --

         *    Includes loans serviced for securitization trusts.

         **   Net credit losses represent total charge-off for the calendar year for single family mortgage loans originated by the Bank.

         The following table summarizes certain cash flows received from and paid to securitization trusts during the year ended December 31, 2000:

Proceeds from new securitizations                        $   600,021,000
Servicing fees received                                          760,000
Cash flows received on retained interests                      1,837,000
Purchases of delinquent and foreclosed assets                         --
Servicing advances                                                    --
Repayments of servicing advances                                      --

STOCK OPTION AWARDS

         Prior to January 1, 1996, the Bank accounted for its stock options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense for fixed options would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price.

         On January 1, 1996, the Bank adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for stock option grants as if the fair-value-based method defined in SFAS No. 123 has been applied. The Bank elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 (See Note 12).

INCOME TAXES

         The Bank accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

         Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

STATEMENT OF CASH FLOWS

         For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and short term investments such as federal funds sold with original maturity dates of less than ninety days. The Bank paid interest of approximately $186,446,000 in 2000, $146,995,000 in 1999 and $132,114,000 in 1998. Additionally, the Bank paid income taxes of $14,632,000, $14,856,000 and $15,627,000, for the years ended December 31, 2000,
1999 and 1998, respectively.

         In connection with the acquisition of the remaining 80.1% interest in Trainer Wortham, the Bank issued 881,205 shares of common stock during 1999 having a value at date of issuance of approximately $15,568,000 and 494,428 shares of common stock during 2000 having a value at date of issuance of approximately $5,439,000.

EARNINGS PER SHARE

         The Bank follows SFAS No. 128, "Earnings per Share," which establishes standards for computing and presenting earnings per share ("EPS") and requires the presentation of basic EPS and diluted EPS. It also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

         Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding. The dilutive EPS calculation gives effect to all dilutive potential common shares, such as stock options, that were outstanding during the period. Shares issued during the period and shares repurchased by the Bank are weighted for the portion of the period that they were outstanding for both basic and diluted EPS calculations.

         The cumulative effect of the accounting change related to adopting SFAS No. 133 was to reduce net income for 2000 by $123,000, which represents $0.01 per share on a basic and diluted basis. The following table presents a reconciliation of the amounts used in the numerators and denominators of the basic and diluted EPS computations for each of the past three years:

                                                            Income              Shares      Per Share
                                                       (Numerator)       (Denominator)         Amount
                                                       -----------       -------------         ------
2000

Basic EPS                                          $    22,640,000          13,564,008    $      1.67
                                                                                          ===========

Effect of Dilutive Securities:
   Stock Options                                                --             250,588
   Restricted Stock                                             --              30,554
                                                   ---------------     ---------------

Diluted EPS                                        $    22,640,000          13,845,150    $      1.64
                                                   ===============     ===============    ===========

1999

Basic EDS                                          $    22,222,000          14,135,413    $      1.57
                                                                                          ===========

Effect of Dilutive Securities:
   Stock Options                                                --             743,744
   Restricted Stock                                             --              69,570
                                                   ---------------     ---------------

Diluted EPS                                        $    22,222,000          14,948,727    $      1.49
                                                   ===============     ===============    ===========

1998

Basic EPS                                          $    20,407,000          13,635,979    $      1.50
                                                                                          ===========

Effect of Dilutive Securities:
   Stock Options                                                --           1,162,448
   Restricted Stock                                             --             107,962
                                                   ---------------     ---------------

Diluted EPS                                        $    20,407,000          14,906,389    $      1.37
                                                   ===============     ===============    ===========


                                     NOTE 2.
                              INVESTMENT SECURITIES

         Under SFAS No. 115, the Bank's investment securities, including mortgage backed securities ("MBS"), are classified as held to maturity or available for sale at December 31, 2000 and 1999. In connection with the adoption of SFAS No. 133, all securities previously classified as held to maturity were moved to the available for sale category in the fourth quarter of 2000.

                                                              Estimated      Estimated
                                                             Unrealized     Unrealized
                                              Amortized           Gross          Gross           Fair
                                                   Cost            Gain           Loss          Value
                                              ---------      ----------     ----------     ----------
December 31, 2000
Available for Sale Securities at Fair Value:
   U.S. Government                        $  68,229,000   $     187,000  $     (93,000) $  68,323,000
   Agency MBS                               126,955,000         177,000     (2,760,000)   124,372,000
   Other MBS                                 56,291,000         637,000       (215,000)    56,713,000
   Other Debt Securities                     30,694,000         129,000       (911,000)    29,912,000
   Convertible Securities                     5,000,000         200,000             --      5,200,000
                                          -------------   =============  -------------  -------------

   Total                                  $ 287,169,000   $   1,330,000  $  (3,979,000) $ 284,520,000
                                          =============   =============  ============== =============

December 31, 1999
Held to Maturity Securities at Cost:
   Municipal Bonds                        $     310,000   $          --  $     (12,000) $     298,000
   Other MBS                                  8,231,000           3,000       (346,000)     7,888,000
                                          -------------   -------------  -------------- -------------

   Total                                  $   8,541,000   $       3,000  $    (358,000) $   8,186,000
                                          =============   =============  ============== =============

Available for Sale Securities at Fair Value:
   U.S. Government                        $  28,840,000   $     121,000  $    (113,000) $  28,848,000
   Agency MBS                               133,211,000          59,000     (4,010,000)   129,260,000
   Other MBS                                 36,598,000          95,000       (165,000)    36,528,000
   Other Debt Securities                     19,139,000          88,000       (202,000)    19,025,000
                                          -------------   -------------  -------------- -------------

   Total                                  $ 217,788,000   $     363,000  $  (4,490,000) $ 213,661,000
                                          =============   =============  ============== =============

         At December 31, 2000, 97% of the Bank's investment securities carried interest rates which adjust annually or more frequently and the weighted average yield earned was 7.37% for available for sale securities, on a tax equivalent basis. At December 31, 2000, the fair value of Agency MBS included $6,917,000 of securities converted from Bank originated loans.

         Market values are determined by current quotation, or analysis of estimated future cash flows. The following table summarizes the Bank's amortized cost and estimated fair value by maturity of investment securities owned at December 31, 2000, all of which are classified as available for sale.

                                                                         Amortized          Estimated
                                                                              Cost         Fair Value
                                                                     -------------     --------------

Due in one year or less                                           $             --    $            --
Due after one year through five years                                    1,021,000          1,026,000
Due after five years through ten years                                   9,322,000          9,655,000
Due after ten years                                                     93,580,000         92,744,000
                                                                  ----------------    ---------------

                                                                       103,923,000        103,435,000
MBS-- available for sale                                               183,246,000        181,085,000
                                                                  ----------------    ---------------

                                                                  $    287,169,000    $   284,520,000
                                                                  ================    ===============

         During 2000, there were no sales of debt securities from either the held to maturity portfolio or the available for sale portfolio. During 1999 there were no sales of debt securities from the available for sale portfolio and the net proceeds from the sale of held to maturity investments were $5,290,000 resulting in gross losses of $30,000; one such security was sold because information to evaluate credit quality had been unavailable on a timely basis for an extended period of time, which was deemed to be an isolated and unusual circumstance that could not have been reasonably anticipated. During 1998, the proceeds from the sale of debt securities from the available for sale portfolio were $44,972,000 resulting in gross gains of $180,000 and gross losses of $132,000.

         In 2000, the Bank purchased $5,000,000 in convertible securities which are classified as available for sale. Also, the Bank made investments in an actively managed portfolio of convertible securities during 2000, which were classified as trading securities, although no such securities remained at December 31, 2000. Gross purchases of these trading securities were approximately $49,150,000 and their sale resulted in net realized losses of $967,000 in 2000.

                                     NOTE 3.
                                      LOANS

         Real estate loans are secured by real property and mature over periods primarily ranging up to thirty years. At December 31, 2000, loans of $1.4 billion are pledged as collateral for FHLB advances. The Bank's business operations are conducted primarily in the State of California and, to a lesser extent, in the metropolitan New York City and Las Vegas, Nevada areas. The Bank's loans are primarily secured by single family, multifamily and commercial real estate properties and at December 31, 2000 approximately 80% of the total loan portfolio is California based.

         The Bank restructures loans, generally because of borrower's financial difficulties, by granting concessions to reduce the interest rate, to waive or defer payments or, in some cases, to reduce the principal balance of the loan. Nonaccrual loans and restructured loans, together with the related interest income information, are summarized as follows:

At or for the Year Ended December 31,                                         2000               1999
                                                                  ----------------    ---------------
Nonaccrual Loans:

   Balance at year end                                            $        942,000    $    11,446,000
   Interest forgone                                                         84,000            616,000
Restructured loans:
   Balance at year end                                                   1,112,000            965,000
   (Net of non accrual loans)
   Actual interest income recognized                                        94,000             45,000
   Pro Forma interest income under original terms                 $        130,000    $        45,000

         Loans that are partially charged off and loans that have been modified in troubled debt restructurings are reported as nonaccrual loans until at least six consecutive payments are received and the loan meets the Bank's other criteria for returning to accrual or performing restructured status.

An analysis of the changes in the allowance for loan losses for the past three years follows:

                                                          2000                1999               1998
                                               ---------------    ----------------    ---------------
Balance at beginning of year                   $    20,959,000    $     20,605,000    $    19,157,000
Provision charged to operations                      1,000,000                  --                 --
Chargeoffs on originated loans:
   Single family                                            --                  --            (13,000)
   Multifamily                                              --            (503,000)          (481,000)
   Commercial real estate                                   --                  --           (175,000)
   Other loans                                          (2,000)             (1,000)                --

Recoveries on originated loans:
   Multifamily                                         195,000             705,000          1,905,000
   Commercial real estate                                   --             113,000            201,000
   Other loans                                          15,000              40,000             11,000
                                               ---------------    ----------------    ---------------


Net recoveries for year                                208,000             354,000          1,448,000
                                               ---------------    ----------------    ---------------

Balance at end of year                         $    22,167,000    $      20,959,00    $    20,605,000
                                               ===============    ================    ===============

         The following table shows the recorded investment in impaired loans and any related SFAS No. 114 allowance for loan losses at December 31, 2000. Generally, impaired loans not requiring an allowance under SFAS No. 114 have already been written down or have a net collateral fair value which exceeds the loan balance.

                                                                                              Related
                                                                          Recorded       SFAS No. 114
                                                                     Investment in      Allowance for
                                                                     Impared Loans        Loan Losses
                                                                     -------------        -----------
Impaired loans requiring a SFAS No. 114 allowance:
   Multifamily                                                    $        942,000    $       188,000
                                                                                      ===============

Impaired loans not requiring a SFAS No. 114 allowance:
   Multifamily                                                           1,112,000
                                                                  ----------------

   Total                                                          $      2,054,000
                                                                  ================

         Total impaired loans were $2,054,000 and $12,411,000 at December 31, 2000 and 1999, respectively. The loans with a recorded investment of $1,112,000, reported above as impaired loans not requiring a SFAS No. 114 allowance, have been reduced to their collateral fair value, net of selling costs, by $351,000 of specific chargeoffs to the Bank's allowance for loan losses.

         Total interest income recognized on loans designated as impaired was $94,000 for 2000, $169,000 for 1999 and $211,000 for 1998, all of which was recorded using the cash received method. The average recorded investment in impaired loans was approximately $3,700,000 for 2000 and $9,000,000 for 1999.

                                     Note 4.
                        PREPAID EXPENSES AND OTHER ASSETS

         At December 31, prepaid expenses and other assets consist of the following:

                                                                              2000               1999
                                                                  ----------------    ---------------
Mortgage servicing rights, net                                    $     14,060,000    $     5,124,000
Investment in Froley, Revy Investment Co., Inc.                          5,293,000                 --
Issuance costs, net                                                      3,736,000          4,583,000
Prepaid expenses                                                         2,941,000          2,747,000
Interest rate cap agreement, net                                           829,000          2,238,000
Other assets                                                            14,422,000          9,043,000
                                                                  ----------------    ---------------

                                                                  $     41,281,000    $    23,735,000
                                                                  ================    ===============

         In January 2000, the Bank acquired approximately an 18% interest in the parent company of Froley, Revy Investment Company, Inc., an investment advisory firm specializing in convertible securities, at a cost of $5,293,000. This transaction provides the Bank an option to purchase the remainder of the firm beginning in January 2002.

         Issuance costs for subordinated debentures and notes, as well as the preferred stock of FRPCC, are amortized over the life of the issue using the interest method.

                                     Note 5.
                                CUSTOMER DEPOSITS

         NOW checking accounts provide unlimited check writing to customers and bear an interest rate of 0.5% at December 31, 2000 and 1.0% at December 31, 1999. Demand deposit checking accounts did not bear interest to business and other customers at December 31, 2000 and 1999.

         Passbook and money market accounts, which have no contractual maturity, pay interest at rates ranging from 2.0% to 5.8% per annum and 2.0% to 4.8% per annum at December 31, 2000 and 1999, respectively, compounded daily.

         At December 31, 2000, the contractual maturities of the Bank's certificates of deposits were as follows: $1,046,986,000 in 2001, $74,161,000 in 2002, $10,576,000 in 2003, $6,800,000 in 2004 and $6,999,000 thereafter.
Certificates of deposit bear interest at varying rates based on money market conditions, generally ranging from 3.5% to 7.6% at December 31, 2000 and from 3.5% to 7.2% at December 31, 1999.

         The Bank is a member of the FDIC's Bank Insurance Fund ("BIF") and its deposit accounts are insured by the FDIC up to $100,000 each per insured depositor. At December 31, 2000, certificates of deposit in excess of $100,000 totaled $355,473,000.

                                     Note 6.
                         FEDERAL HOME LOAN BANK ADVANCES

         As a member of the Federal Home Loan Bank of San Francisco ("FHLB"), the Bank was approved for approximately $1.4 billion of FHLB advances at December 31, 2000. The Bank is required to own FHLB stock equal to 5% of the FHLB advances outstanding and owned $58,145,000 of FHLB stock at December 31, 2000. The FHLB redeems excess FHLB stock under a quarterly methodology. FHLB stock is recorded at cost, redeemable at par and pledged as collateral for FHLB advances. FHLB advances are either adjustable rate in nature or fixed for a specific term, and consist of the following at December 31:

                                                            2000                                 1999
                               ---------------------------------     --------------------------------
Advances Maturing In                       Amount           Rate                Amount           Rate
                               ------------------    -----------     -----------------    -----------

One year or less               $      262,000,000           6.39%    $     304,350,000          5.66%
1 to 2 years                           94,560,000           6.33           218,970,000          5.99
2 to 5 years                          236,500,000           6.26           338,060,000          5.57
After five years                      116,500,000           6.73           254,500,000          5.94
                               ------------------    -----------     -----------------    ----------

                               $      759,560,000           6.42%    $   1,115,880,000          5.76%
                               ==================    ============    =================    ===========

         At December 31, 1999, the stated interest rates include the effect of interest rate swap agreements with a total notional principal amount of $25,000,000. The interest rate swaps were terminated in connection with the payoff of $25,000,000 of advances in November 2000. During 2000, the Bank did not enter into any new interest rate swap agreements, all existing interest rate swap agreements were terminated, and $486,000 under outstanding interest rate swap agreements was recorded as a reduction in interest expense on borrowings.

                                     Note 7.
                        SUBORDINATED DEBENTURES AND NOTES

         The Bank's subordinated debentures and notes consist of two issues, with outstanding amounts as follows at December 31:

                                                                              2000               1999
                                                                  ----------------    ---------------
Notes maturing September 15, 2012 with semiannual interest
   payments at 7.75%                                              $     63,770,000    $    70,000,000
Debentures maturing January 15, 2009, with quarterly interest payments at:
  -- 8.0% until maturity                                                 5,023,000          5,023,000
  -- 7.31% until reset                                                   1,463,000          1,475,000
                                                                  ----------------    ---------------

                                                                  $     70,256,000    $    76,498,000
                                                                  ================    ===============

         In January 2000, the Bank repurchased in the open market $6,230,000 of Subordinated Notes due 2012 and recorded a gain, net of unamortized debt issuance costs, of $712,000. During 2000, $12,000 of the Subordinated Debentures due 2009 were redeemed upon death of the holder. The interest rate on the reset debentures changed in July 1999 from an initial rate of 8.0% to a rate of 7.31% and the next interest rate adjustment is in July 2004, at which time the rate paid will reset at a rate between 6.0% and 10.0% depending on market conditions.

                                     NOTE 8.
                         MINORITY INTEREST IN SUBSIDIARY

         FRPCC was formed in April 1999 as a subsidiary of the Bank and files as a real estate investment trust ("REIT") for federal income purposes. FRPCC expects to maintain assets consisting of approximately $110 million of single family mortgage loans acquired from the Bank and has funded these assets with approximately $55 million of common stock owned primarily by the Bank and the proceeds from the private placement of $55 million of Perpetual, Exchangeable, Noncumulative Series A Preferred Stock (the "Preferred Stock").

         Dividends on the Preferred Stock, if approved by the Board of Directors of FRPCC are paid semi-annually in arrears on June 30th and December 30th of each year at an annual yield of 10.50%. Dividends paid to the holders of the Preferred Stock for the year ended December 31, 2000 and the period from inception (April 19, 1999) through December 31, 1999 were $5,775,000 and $3,369,000, respectively. The dividends paid on the Preferred Stock reduce the Bank's taxable income by the full amount.

         Dividends on the Common Stock of FRPCC are paid when authorized out of funds legally available after all preferred dividends have been paid. Dividends on the Common Stock of FRPCC were $1,976,000 for 2000 and $1,488,000 for 1999, substantially all of which were paid to the Bank.

         In the consolidated financial statements of the Bank, FRPCC's $55 million Preferred Stock issue is shown as a minority interest in subsidiary and both the dividends paid and the amortization of issuance costs, net of taxes, is shown as a minority interest cost. Under banking regulations, the Preferred Stock is classified as Tier 1 Capital up to 25% of total Tier 1 Capital. Under certain circumstances, the Preferred Stock may be exchanged into preferred stock of the Bank.

                                     NOTE 9.
                               INTEREST RATE CAPS

         In connection with its asset and liability management policies, the Bank purchases interest rate cap contracts primarily as a protection against interest rates rising above the maximum rates on its adjustable rate loans. At December 31, 2000, the aggregate notional amount of interest rate cap contracts was $1.1 billion which mature in periods ranging from April 2001 through February 2004. At December 31, 1999, the notional amount of interest rate cap contracts owned by the Bank was $1.3 billion and during 2000 there were purchases of $350 million of interest rate cap contracts and maturities of $525 million.

         The terms and amount of interest rate caps maintained by the Bank are based on management's expectations about future interest rates and the level of maximum and fixed interest rates inherent in the Bank's loans. Under the terms of the cap contracts, each with an unrelated commercial or investment banking institution, the Bank will be reimbursed quarterly for increases in the London Inter-Bank Offer Rate ("LIBOR") for any period during the agreement in which such rate exceeds a rate ranging from 6% to 8% as established in each agreement. The Bank has no future financial obligation related to its cap contracts.

         Additionally, $37,360,000 of the Bank's advances with the FHLB contain interest rate caps of 12% as part of the borrowing agreement. The Bank evaluates the credit worthiness of its counterparties under interest rate cap contracts and has established an approved limit for each institution. The Bank is exposed to market risk to the extent its counterparties are unable to perform; however, the Bank has no reason to expect such nonperformance. The amortization of interest rate cap costs increased interest expense by $1,245,000 for the first nine months of 2000, $1,298,000 in 1999 and $1,346,000 in 1998. Effective
October 1, 2000, the Bank adopted SFAS No. 133, which revises the accounting methodology for interest rate caps, as more fully described in Note 1.

                                    NOTE 10.
                                  INCOME TAXES

         The components of the Bank's annual provision for income taxes are as follows. Total tax expense for federal and state purposes is reduced by an aggregate total of $2,724,000 in 2000 and $1,465,000 in 1999, which represents the tax benefits available from consolidating the minority interest cost of FRPCC, and $95,000 in 2000 which represents the tax benefit related to the cumulative effect of the accounting change.

                                                            2000              1999               1998
                                                   -------------     -------------    ---------------
Federal taxes:
   Current                                         $  10,696,000     $  14,259,000    $     9,399,000
   Deferred                                            2,257,000        (1,545,000)         1,848,000
                                                   -------------     -------------    ---------------

                                                      12,953,000        12,714,000         11,247,000
                                                   -------------     -------------    ---------------

State taxes:
   Current                                             3,679,000         4,754,000          2,932,000
   Deferred                                              798,000          (359,000)           634,000
                                                   -------------     -------------    ---------------

                                                       4,477,000         4,395,000          3,566,000
                                                   -------------     -------------    ---------------

Total                                              $  17,430,000     $  17,109,000    $    14,813,000
                                                   =============     =============    ===============

         The effective income tax rate differs from the federal statutory rate due to the following for the past three years:

                                                            2000              1999               1998
                                                   -------------     -------------    ---------------
Expected statutory rate                                     35.0%             35.0%              35.0%
State taxes, net of federal benefits                         7.3               7.3                6.6
Other, net                                                   1.2               1.2                0.5
                                                   -------------     -------------    ---------------

Effective tax rate                                          43.5              43.5               42.1
                                                   =============     =============    ===============

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:

                                                                              2000               1999
                                                                  ----------------    ---------------
Deferred tax assets:
Bad debt deduction                                                $      8,325,000    $     8,078,000
Deferred franchise tax                                                   1,481,000          1,381,000
Deferred compensation                                                    2,393,000          2,021,000
Tax on net unrealized loss on available for sale securities              1,083,000          1,795,000
Other deferred tax assets                                                  398,000            345,000
Depreciation and amortization                                              587,000            371,000
                                                                  ----------------    ---------------

   Total gross deferred tax assets                                      14,267,000         13,991,000
                                                                  ----------------    ---------------

Deferred tax liabilities:
   Loan fee income                                                       4,414,000          2,107,000
   FHLB stock dividend income                                            6,798,000          5,062,000
                                                                  ----------------    ---------------

     Total gross deferred tax liabilities                               11,212,000          7,169,000
                                                                  ----------------    ---------------

     Net deferred tax asset                                            $ 3,055,000    $     6,822,000
                                                                  ================    ===============

         The net deferred tax asset represents recoverable taxes and is included in other assets. The Bank believes a valuation allowance is not needed as it is more likely than not that the deferred tax asset will be realized through previously paid taxes and/or future taxable income.

                                    NOTE 11.
                              STOCKHOLDERS' EQUITY

         Upon Board of Directors' authorization, the Bank repurchased in the open market an aggregate of 2,747,385 shares of common stock of the Bank prior to December 31, 1998. These shares were held as treasury stock, with a total cost of $40,924,000. During 1999, the Bank repurchased 1,361,550 shares of common stock with a cost of $23,910,000 and contributed 30,000 shares from its treasury stock to the ESOP (See Note 14). During 2000, the Bank repurchased 1,244,700 shares of common stock with a cost of $16,795,000 and contributed 45,000 shares from its treasury stock to the ESOP. The aggregate total of shares held as treasury stock at December 31, 2000 was 5,278,635. At December 31, 2000, there were approximately 789,000 shares remaining as authorized and available for purchase under the Bank's stock repurchase plan. During 2000, the Bank also issued 78,000 shares from its treasury shares in connection with the purchase of an interest in Froley Revy and 494,428 contingent shares to former owners of Trainer Wortham.

         Under terms of its subordinated debentures, the Bank may pay cash dividends on its common stock as long as there is no default in the payment of interest or principal when due on such subordinated debentures. Additionally, the Bank's ability to pay dividends is subject to restrictions imposed by applicable FDIC regulations and law, including Nevada banking law.

         The Bank is subject to various regulatory capital requirements administered by the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total Capital and Tier 1 Capital to risk-weighted assets and of Tier 1 Capital to average assets. Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 2000, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum Total Risk-Based, Tier 1 Risk-Based Capital and Tier 1 Leverage ratios as set forth in the following table. There are no conditions or events which have occurred since that notification that management believes would result in a change to the institution's category.

         The actual capital amounts and ratios of the Bank as of December 31, 2000 and 1999 are presented in the following table.

                                                                                           To Be Well
                                                                For Capital         Capitalized Under Prompt
                                          Actual             Adequacy Purpose     Corrective Action Provisions
----------------                   ----------------------  -------------------    ----------------------------
(In $ thousands)                     Amount      Ratio      Amount     Ratio        Amount            Ratio
----------------                   ----------  ---------   --------  ---------    ----------        ----------
As of December 31, 2000
   Total Capital
   (to Risk-Weighted Assets)        $322,135      13.06%    $197,394     8.0%       $246,742          10.0%
   Tier 1 Capital
   (to Risk-Weighted Assets)         229,712       9.31       98,697     4.0         148,045           6.0
   Tier 1 Capital
   (to Average Assets)               229,712       6.25      146,967     4.0         183,709           5.0

As of December 31, 1999
   Total Capital
   (to Risk-Weighted Assets)        $315,632      14.00%    $181,311     8.0%       $225,389          10.0%
   Tier 1 Capital
   (to Risk-Weighted Assets)         217,719       9.66       90,155     4.0         135,233           6.0
   Tier 1 Capital
   (to Average Assets)               217,719       6.38      136,574     4.0         170,718           5.0


                                    NOTE 12.
                            STOCK COMPENSATION PLANS

         The Bank applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock options and its stock purchase plan. The compensation cost charged against income was $1,047,000 in 1998 for 1995 Performance-Based Contingent Stock Options which became fully vested as of December 31, 1998. Had the Bank determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Bank's net income and earnings per share ("EPS") would have been reduced to the pro forma amounts indicated below:

                                                          2000             1999             1998
                                               ---------------  ---------------  ---------------
Net Income
   As Reported                                   $ 22,640,000      $ 22,222,000   $ 20,407,000
   Pro Forma                                     $ 16,272,000      $ 17,505,000   $ 17,028,000

Basic EPS

   As Reported                                   $       1.67      $       1.57   $       1.50
   Pro Forma                                     $       1.20      $       1.24   $       1.25

Diluted EPS

   As Reported                                   $       1.64      $       1.49   $       1.37
   Pro forma                                     $       1.18      $       1.17   $       1.14

         Pro forma net income and EPS amounts reflect only options granted after 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of up to five years and compensation cost for options granted prior to January 1, 1995 is not considered. Further, the effects of applying SFAS No. 123 for disclosing compensation cost may not be representative of the effects on the reported net income for future years.

         The Bank has granted fixed options under the 1998 Stock Option Plan and the Amended and Restated Employee Stock Option Plan. In May 1998, the Bank's stockholders authorized the granting of up to 2,025,000 shares under the 1998 Stock Option Plan. At December 31, 2000, under the 1998 Stock Option Plan, there were remaining options on 2,018,043 shares of common stock reserved for issuance and options on 1,698,612 shares had been granted to employees, officers and directors, 1,105,583 of which were exercisable. At December 31, 2000, under the Amended and Restated Employee Stock Option Plan, there were remaining options on 256,509 shares of common stock reserved for issuance and options on 256,480 shares had been granted to employees, 196,969 of which were exercisable. Additionally, the Bank has granted options to its directors, management, and certain newly hired personnel for 773,697 shares of common stock outside of these two plans. Under substantially all such option agreements, the exercise price of each option generally equals the market price of the Bank's stock (or the tangible book value per share if higher) on the date of grant. Options generally vest over a period of up to five years from grant date and have a maximum term of ten years.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2000, 1999 and 1998, respectively: No dividends are paid for all years; expected volatility of 40%, 30%, and 40%; average risk-free interest rates of 5.80%, 5.34% and 5.50%; and expected lives of 8.4 years, 10 years and 10 years.

         A summary of the status of the Bank's fixed stock options as of December 31, 2000, 1999, and 1998 and changes during the years ended on those dates is presented below:

                                               2000                      1999                       1998
                           ------------------------  ------------------------   ------------------------
                                           Weighted                  Weighted                   Weighted
                                            Average                   Average                    Average
                                           Exercise                  Exercise                   Exercise
Fixed Options                     Shares      Price         Shares      Price          Shares      Price
                           -------------  ---------  -------------   --------   -------------  ---------
Outstanding at
beginning of year              2,971,151  $   17.20      2,793,737   $  15.02       1,573,125  $    7.61

Granted                        1,287,823      16.25        817,875      16.35       1,412,463      22.40
Exercised                       (246,701)      7.60       (589,285)      5.44        (175,876)      7.31
Forfeited                     (1,283,484)     22.24        (51,176)     20.05         (15,975)     22.33
                           --------------            --------------             --------------

Outstanding at
end of year                    2,728,789     $15.26      2,971,151   $  17.20       2,793,737  $   15.02
                           =============                 =========              =============

Options exercisable at
year-end                       1,752,535  $   14.71      1,655,473   $  15.70       1,744,728  $   10.62

Weighted-average fair
value of options granted
during the year            $       8.91              $        8.70              $      13.24

         In February 2000, over 150 option holders, including directors, officers and employees, voluntarily surrendered options on approximately 1,233,000 shares of common stock which had been granted in 1998 and carried an average exercise price of $22.43. In September 2000, the Bank's Board of Directors approved the granting of options on approximately 1,053,000 shares of common stock to over 190 eligible personnel at an average exercise price of $16.35, which was equal to or above the market price for the Bank's common stock when granted.

         The following table summarizes information about fixed stock options outstanding at December 31, 2000:

                                                 Weighted-Avg.                              Number of
                                                     Remaining         Weight-Avg.        Exercisable
Range of Exercise Prices            Number     Contractual Life     Exercise Price            Options
                           ---------------     ----------------   ----------------    ---------------
$    6.25  to  $    9.99           282,805           1.7 years    $         $ 8.50            282,805
    10.00  to      14.99           376,545           6.2 years               12.10            298,220
    15.00  to      19.99         1,951,689           9.1 years               16.43          1,061,635
    20.00  to      23.00           117,750           7.5 years               22.28            109,875
                           ---------------                                            ---------------

$    6.25  to  $   23.00         2,728,789           7.9 years             $ 15.26          1,752,535
                           ===============                                            ===============

EMPLOYEE STOCK PURCHASE PLAN

         Under the 1992 Employee Stock Purchase Plan (the "Purchase Plan"), the Bank is authorized to issue up to 636,540 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Purchase Plan, employees can purchase shares of the Bank's common stock at 90% of the closing price at the end of each semimonthly payroll period, subject to an annual limitation of common stock valued at $25,000. Approximately 35% of currently eligible employees have participated in the Purchase Plan in the last three years and a total of 139,795 shares have been sold to employees under the Purchase Plan since its inception. Under the Purchase Plan, the Bank sold 38,487 shares, 15,549 shares and 12,226 shares to employees in 2000, 1999 and 1998, respectively. Under SFAS No. 123, no compensation cost is recognized for the Purchase Plan because the discount from market price offered to employees approximates the Bank's historical stock issuance costs.

PERFORMANCE-BASED STOCK OPTIONS

         Under its 1992 Performance-Based Contingent Stock Options ("1992 Contingent Options") and its 1995 Performance-Based Contingent Stock Options ("1995 Contingent Options"), the Bank has granted selected executives and other key employees stock option awards, the vesting of which were contingent upon achieving targeted increases in the Bank's tangible book value per share. The remaining number of shares subject to option under the 1992 Contingent Options is 359,645 shares and the options carry an exercise price of $9.89. The remaining number of shares subject to option under the 1995 Contingent Options is 472,500 and the options carry an exercise price of $8.75. The exercise price of each option, which has a ten-year life, is equal to the market price of the Bank's stock on May 7, 1992 and on December 31, 1995, respectively, the dates the options were created and the dates on which most of the options were granted. All such options had been granted in 1996 or prior years.

         A summary of the status of the Bank's performance-based stock options as of December 31, 2000, 1999 and 1998 and changes during the years ended on those dates is presented below:

                                                 2000                    1999                    1998
                               ----------------------  ----------------------   ---------------------
                                            Weighted-                Weighted-               Weighted-
                                              Average                 Average                 Average
                                             Exercise                Exercise                Exercise
Performance-Based Options:          Shares      Price       Shares      Price       Shares      Price
                               -----------  ---------  -----------   --------   ----------   --------
Outstanding at
beginning of year                1,143,637  $    9.41    1,146,340   $   9.41    1,148,359   $   9.42

   Granted                              --                      --                      --
   Exercised                      (309,784)      9.87       (2,079)      9.89       (2,019)      9.89
   Forfeited                        (1,708)      9.89         (624)      9.89           --
                               ------------            --------------            ------------

Outstanding  at end of year        832,145  $    9.24    1,143,637   $   9.41    1,146,340   $   9.41

                               ===========               =========               =========
Options exercisable at
year-end                           677,943  $    9.10      989,435   $   9.34      860,017   $   9.43

         As of December 31, 2000, 205,443 of the 359,645 remaining options granted under the 1992 Contingent Plan were vested and exercisable; these options have a remaining contractual life of 1.3 years. At December 31, 2000, all of the 472,500 remaining options granted under the 1995 Contingent Plan were vested and exercisable; these options have a remaining contractual life of 5.0 years.

RESTRICTED STOCK PLAN

         The Bank's 1997 Restricted Stock Plan authorizes the issuance of 350,536 shares of restricted stock to certain officers, employees, and outside directors, all of which were awarded in 1997. The 1997 Restricted Stock Plan generally provides that the restrictions lapse over a five-year period with 20% of the shares awarded to be issued to holders beginning on February 28, 1998 and on each February 28 for the next four years. The Bank records the cost of these restricted shares at $13.92 per share as shares are vested. During 2000, 1999 and 1998, noncash compensation costs of $885,000, $885,000 and $1,262,000 respectively, were recorded.

         The Bank's 2000 Restricted Stock Plan authorizes 127,500 shares of restricted stock to certain officers, all of which were awarded in 2000. The 2000 Restricted Stock Plan provides that the restrictions lapse over a seven-year period beginning on December 31, 2002 and on each December 31 for the next six years. The Bank will record the cost of these restricted shares at $20.79 per share as these shares are vested. The Bank's stockholders' equity reflects the issuance of all restricted shares and the recording of an offsetting amount of stock compensation, which was $2,651,000 at December 31, 2000.

         In connection with the 1997 and 2000 Restricted Stock Plans, the Bank is entitled to an income tax deduction in an amount equal to the taxable income reported by the holders of the restricted shares when the restrictions are released and the shares issued. The Bank's income tax deduction would be higher than its previously recorded expense if the market value of the shares on the date of vesting exceeds $13.92 for shares issued under the 1997 Restricted Stock Plan and $20.79 for shares issued under the 2000 Restricted Stock Plan; such incremental tax deduction would be recorded as an increase in the Bank's stockholders' equity.

                                    NOTE 13.
                                   COMMITMENTS

         At December 31, 2000, the Bank had conditional commitments to originate loans of $67,773,000 and to disburse additional funds on existing loans and lines of credit of $619,800,000. The Bank's commitments to originate loans are agreements to lend to a customer as long as there is no violation of any of several credit or other established conditions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

         Future minimum rental payments required under operating leases, including the Bank's office facilities, that have initial or remaining noncancelable terms in excess of one year at December 31, 2000 are as follows:
2001 -- $6,746,000; 2002 -- $6,789,000; 2003 -- $5,550,000; 2004 -- $5,109,000;
thereafter -- $31,108,000. Rent and related occupancy expense was $4,460,000 in 2000, $3,394,000 in 1999, and $2,172,000 in 1998.

                                    NOTE 14.
                             EMPLOYEE BENEFIT PLANS

         The Bank has a deferred compensation plan ("the 401k Plan") under section 401(k) of the Internal Revenue Code of 1986, as amended, under which it matches, with contributions from net income, up to 5% of each contributing member employee's compensation. The Bank's contributions to the 401k Plan in 2000, 1999 and 1998 were approximately $1,094,000, $962,000 and $532,000, respectively. The Bank established an Employee Stock Ownership Plan ("ESOP") in 1985 which enables eligible employees to own common stock of the Bank. Prior to 1997, the ESOP Trust historically borrowed funds to purchase shares of common stock at the market price at the time of purchase. The Bank made contributions in amounts required to make principal and interest payments. As the debt was repaid, the common stock was allocated to the accounts of the ESOP's participants, with vesting over a period of five years. The Bank made contributions of $346,000 to the ESOP in 1998, of which $12,000 represented interest expense. Additional compensation expense of $173,000 in 1998 was recognized using the shares allocated method based on the fair value of such shares at the end of the year. In 1999, the Bank contributed to the ESOP 30,000 treasury shares having a cost based on their fair value of $470,000. In 2000, the Bank contributed to the ESOP 45,000 treasury shares, having a cost based on their fair value of $990,000. The number of shares allocated by the ESOP were 45,000 in 2000, 30,000 in 1999 and 30,303 in 1998. At December 31, 2000, the ESOP holds 733,400 shares allocated to participants, which had a fair value of $16,136,000.

         In 1998, the Bank adopted a Deferred Compensation Plan under which eligible officers and employees may defer receipt of compensation earned in 1999 and future years until a later time, as elected by the participant. The deferred amounts earn interest at a market rate set each year. Amounts may be deferred for a period of from at least one year until retirement, at which time distributions may be made in installments for up to ten years. Any deferred amounts will be paid to the participant immediately upon death, disability, or the termination of employment for any reason other than retirement. During 1999, total compensation payments of $672,000 were deferred into cash balances and the Bank paid interest of $13,000 on these funds. During 2000, total compensation payments of $1,097,000 were deferred into cash balances and the Bank paid interest of $126,000 on all funds deferred under this plan.

         Also, in 1998, the Bank's stockholders approved the Deferred Equity Unit Plan (the "DEU Plan"), under which eligible employees and outside directors may defer receipt of compensation earned in 1999 and future years until a later time, as elected by the participants. The deferred amounts are invested in unissued shares of the Bank's common stock, based on the market price of the common stock at the time the compensation was payable. Deferral elections and distributions under the DEU Plan are generally the same as described above for the Deferred Compensation Plan except that DEUs are required to be settled in shares of common stock. Under the DEU Plan, eligible employees and directors deferred total compensation payments of $422,000 and acquired 33,500 units during 2000 and deferred $139,000 and acquired 8,281 units during 1999.

         The DEU Plan provides that unvested shares of restricted stock and shares to be received under nonqualified stock options held by outside directors and employees may be converted into deferred equity units. As of December 31, 2000, the holders of restricted stock had elected to defer receipt of 91,138 restricted shares upon normal vesting in the future and 117,319 restricted shares had been exchanged for units under the DEU Plan. During 1999, the holders of 134,181 shares of common stock under nonqualified stock option agreements elected to convert the value of such option shares into 96,997 deferred equity units upon exercise of the options.

         The Bank expects that eligible employees and outside directors will defer receipt of compensation under the Deferred Compensation Plan and the DEU Plan in the future.

         Since inception, the Bank has not offered any other employee benefit plans and, at December 31, 2000, has no requirement to accrue additional expenses for any pension or other post-employment benefits. Generally, employees are eligible to participate in the Bank's 401k and ESOP plans after six months of full time employment and in the Employee Stock Purchase Plan and both deferred plans after one year.

                                    NOTE 15.
                       FAIR VALUE OF FINANCIAL INSTRUMENTS

         SFAS No 107, "Disclosures About Fair Value of Financial Instruments," requires that the Bank disclose the fair value of financial instruments for which it is practicable to estimate that value. Although management uses its best judgement in assessing fair value, there are inherent weaknesses in any estimates that are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgement. Changes in the assumptions used could significantly affect these estimates. Fair values have not been adjusted to reflect changes in market conditions subsequent to December 31, 2000 and 1999; therefore estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

         The estimated fair values presented neither include nor give effect to the values associated with the Bank's existing customer relationships, lending and deposit branch networks, or certain tax implications related to the realization of unrealized gains or losses. Also, under SFAS No. 107, the fair value of checking, money market and passbook accounts is equal to the carrying amount because these liabilities have no stated maturity; under such approach, the benefit that results from the lower cost funding provided by such liabilities, as compared to alternative sources of funding, is excluded.

         Methods and assumptions used to estimate the fair value of each major classification of financial instruments were:

         Cash and short-term investments: Current carrying amounts approximate estimated fair value.

         Investment securities: For securities held to maturity and carried at amortized cost, as well as available for sale securities, current market prices, quotations or analysis of estimated future cash flows were used to determine fair value.

         FHLB stock: FHLB stock has no trading market, is required as part of membership, and is redeemable at par; therefore, its fair value is presented at cost.

         Loans: The carrying amount of loans is net of unearned fee income and the allowance for loan losses.

         To estimate fair value of the Bank's loans, primarily adjustable rate and intermediate fixed rate real estate secured mortgages, each loan collateral type is segmented into categories based on fixed or adjustable interest rate terms (index, margin, current rate and time to next adjustment), maturity, estimated credit risk, and accrual status.

         The fair value of single family, multifamily, and commercial mortgages is based primarily upon prices of loans with similar terms obtained by or quoted to the Bank, adjusted for differences in loan characteristics and market conditions. The fair value of other loans is estimated using quoted prices and by comparing the contractual cash flows and the current interest rates at which similar loans would be made to borrowers with similar credit ratings. Assumptions regarding liquidity risk and credit risk are judgmentally determined using available internal and market information.

         The fair value of nonaccruing loans and certain other loans gives consideration to the individual characteristics of the loans, including delinquency status and the results of the Bank's internal loan grading process.

         Mortgage servicing rights: The fair value of mortgage servicing rights related to loans originated and sold by the Bank is based on a present value calculation of expected future cash flows, with assumptions regarding prepayments, discount rates and investment rates adjusted for market conditions.

         Customer deposits: The fair value of deposits with a stated maturity is based on the discounted value of contractual cash flows, using a discount rate based on rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

         FHLB advances: The Bank's FHLB advances consist primarily of long-term adjustable rate and intermediate fixed rate borrowings. Using current terms quoted by the FHLB to the Bank, the estimated fair value is based on the discounted value of contractual cash flows for the remaining maturity. As of December 31, 2000 and 1999, the fair value of interest rate cap agreements imbedded in certain FHLB advances with a notional value of $37.4 million is included with the fair value of all other interest rate caps.

         Debentures and notes: The fair value is based on current market prices for traded issues.

         Commitments to extend credit: The majority of the Bank's commitments to extend credit carry current market interest rates if converted to loans. Because these commitments are generally unassignable by either the Bank or the borrower, they only have value to the Bank and the borrower. The estimated fair value approximates the recorded deferred fee amounts and is excluded from the table.

         Derivative financial instruments: The fair value of interest rate cap and swap agreements generally reflects the estimated amounts that the Bank would receive or pay, based upon dealer quotes, to terminate such agreements at the reporting date.

December 31,                                                  2000                               1999
                                    ------------------------------     ------------------------------
                                         Carrying             Fair          Carrying             Fair
(In $ thousands)                           Amount            Value            Amount            Value
                                    -------------    -------------     -------------    -------------
Assets:
   Cash and short-term
   investments                      $      61,894    $      61,894     $      62,592    $      62,592
   Investment securities                  284,520          284,520           222,202          221,847
   FHLB stock                              58,145           58,145            55,794           55,794
   Loans, net                           3,135,161        3,160,776         3,170,881        3,160,418
Mortgage servicing rights                  14,060           20,273             5,124           11,579
Liabilities:
   Customer deposits                    2,530,402        2,540,700         2,137,719        2,143,314
   FHLB advances                          759,560          761,991         1,115,880        1,112,824
   Subordinated debentures and notes       70,256           63,697            76,498           65,781
Off-balance sheet:
   Interest rate caps                         829              829             2,238            6,552
   Interest rate swaps                         --               --                --              593


                                    NOTE 16.
                    TRAINER, WORTHAM & COMPANY, INCORPORATED

         On January 15, 1999, the Bank completed the purchase of the remaining 80.1% of Trainer Wortham following its September 1997 purchase of a 19.9% interest. Trainer Wortham is an investment advisory firm based in New York City and founded in 1924. The firm manages investments for individuals and institutions in equity, fixed income and balanced accounts. The Bank paid $2,225,000 in cash and issued 881,205 shares of its common stock upon the closing of this transaction. The transaction was accounted for using the purchase method of accounting, under which the Bank recorded goodwill of $24,704,000. Under current accounting pronouncements, the Bank amortizes goodwill over a 25-year period from the date of purchase, using the straight-line method. In March 2000, 494,428 of contingent shares were issued to the prior owners of Trainer Wortham, due to the subsidiary achieving certain growth in revenue and other targets; upon issuance, such contingent shares were valued at the current market price at the time, resulting in equal increases of $5,439,000 to the Bank's goodwill and stockholders' equity.

         As a wholly owned subsidiary of the Bank, the revenues and expenses of Trainer Wortham are included in the consolidated financial statements of the Bank for 2000 and 1999.

                                    NOTE 17.
                                    SEGMENTS

         SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that a public business enterprise report certain financial and descriptive information about its reportable operating segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. As a result of the acquisition of Trainer Wortham in January 1999, the Bank has determined that its reportable segments are organized around its commercial banking and investment advisory functions. The operating results and assets of the Bank's two reportable segments for the years ending December 31, 2000 and 1999, as well as any reconciling items to consolidated totals are as follows (in $ thousands):

                                           Commercial          Investment         Reconciling        Total
                                           Banking             Advisory           Items              Consolidated
                                           -------             --------           -----              ------------
2000
Revenues                                 $    $106,941            23,105               (240)               129,806
Income before Minority Interest                 23,542             2,759                  --                26,301
Identifiable Assets                          3,648,269             8,357               (243)             3,656,383

1999

Revenues                                 $     233,375            15,640               (240)               248,755
Income before Minority Interest                 22,319             1,807                  --                24,125
Identifiable Assets                          3,594,886             7,003             (3,143)             3,598,746

         The commercial banking segment represents the operations of the Bank and FRPCC, including real estate secured lending, retail deposit gathering, private banking activities, mortgage sales and servicing and managing the capital, liquidity and interest rate risk of the entities. The investment advisory segment presently consists solely of the activities of Trainer Wortham which manages assets for individuals and institutions in equity, fixed income and balanced accounts. Income before minority interest of the investment advisory segment is after goodwill amortization of $1,170,000 in 2000 and $947,000 in 1999. The reconciling items for revenues relates to fees paid by the Bank to Trainer Wortham for the management of its investment portfolio and for assets relates primarily to Trainer Wortham funds on deposit with the Bank.

                                   MANAGEMENT

General

         The following table identifies our directors and executive officers:

Name                                       Age         Position Held With the Bank
----                                       ---         ---------------------------
Roger O. Walther(1)(2)(3)                  65          Chairman of the Board

James H. Herbert(1)                        57          President, Chief Executive Officer and Director

Katherine August-deWilde(1)                55          Executive Vice President, Chief Operating Officer and
                                                       Director

James J. Baumberger                        59          Executive Vice President and Director

Willis H. Newton, Jr.                      52          Senior Vice President and Chief Financial Officer

Walter R. Cook                             47          Executive Vice President

Thomas J. Barrack, Jr.                     54          Director

James P. Conn(2)                           63          Director

Richard M. Cox-Johnson                     67          Director

Frank J. Fahrenkopf, Jr.                   62          Director

L. Martin Gibbs, Jr.                       63          Director

James F. Joy(2)(3)                         64          Director

H. Eugene Lockhart(3)                      52          Director

Barrant V. Merrill(1)(3)                   71          Director

Charles V. Moore                           61          Director

---------------------------------------------------
(1)      Member of the Executive Committee.
(2)      Member of the Compensation Committee.
(3)      Member of the Audit Committee.

         Our directors serve three-year terms. The terms are staggered to provide for the election of approximately one-third of the Board members each year. Messrs. Walther and Herbert have served as officers of the Bank since its inception.

         The backgrounds of the directors and executive officers are as follows:

     Roger O. Walther is Chairman of the Board of Directors and a director of the Bank serving until 2003. Mr. Walther is Chairman of Tusker Corporation, a real estate and small business management company. He is a director of Charles Schwab & Co., Inc. and a trustee of Chapman University. From 1980 to 1984, Mr. Walther served as Chairman of the Board of San Francisco Bancorp. He is a graduate of the United States Coast Guard Academy, B.S. 1958, and the Wharton School, University of Pennsylvania, M.B.A. 1961 and is a member of the Graduate Executive Board of the Wharton School.

         James H. Herbert is President, Chief Executive Officer and a director of the Bank serving until 2003 and has held such positions since the Bank's inception in 1985. From 1980 to July 1985, Mr. Herbert was President, Chief Executive Officer and a director of San Francisco Bancorp, as well as Chairman of the Board of its operating subsidiaries in California, Utah and Nevada. He is a graduate of Babson College, B.S., 1966, and New York University, M.B.A., 1969. He is a member of The Babson Corporation.

         Katherine August-deWilde is Executive Vice President, Chief Operating Officer and a director of the Bank serving until 2004. She joined the Bank in July 1985 as Vice President and Chief Financial Officer. From 1982 to 1985, she was Senior Vice President and Chief Financial Officer of PMI Corporation. She is a graduate of Goucher College, A.B., 1969, and Stanford University, M.B.A., 1975.

         James J. Baumberger is Executive Vice President and a director of the Bank serving until 2002. He joined the Bank in May 1990 and has served as the head of the Bank's operations in Nevada since that time. Mr. Baumberger has previously served as Chairman of Atlantic Financial Savings-Nevada. He is a director of the Nevada Development Capital Corporation and the Nevada Bankers Association.

     Willis H. Newton, Jr. is Senior Vice President and Chief Financial Officer of the Bank and has held such positions since August 1988. From 1985 to August 1988, he was Vice President and Controller of Homestead Financial Corporation. He is a graduate of Dartmouth College, B.A., 1971, and Stanford University, M.B.A., 1976. Mr. Newton is a Certified Public Accountant.

     Walter R. Cook is Executive Vice President of the Bank and is located in the Los Angeles area. He joined the bank in August 1999. Previously he held a variety of management positions over 20 years at Republic National Bank. Mr. Cook was president of Republic Bank of California N.A. from 1992 to 1999. He is a graduate of Duke University, B.A., 1976, Tufts University, M.A.L.D., 1978, and Harvard University, M.B.A., 1982.

     Thomas J. Barrack, Jr. is a director of the Bank serving until 2004. Since 1991, Mr. Barrack has been Chairman and Chief Executive Officer of Colony Capital, Inc. and Colony Advisors, Inc., which are international real estate investment and management firms. He is a Director of Continental Airlines, Inc., Public Storage, Inc., Kennedy-Wilson, Inc. and Kerry Properties Limited, B.A., 1969, and J.D., 1972, University of Southern California.

     James P. Conn is a director of the Bank serving until 2004. Mr. Conn is a consultant and formerly was Managing Director and Chief Investment Officer of Financial Security Assurance, Inc. He is a director of Meditrust Corporation, Gabelli Equity Trust, and Gabelli Global Multimedia Trust. He is a graduate of Santa Clara University, B.S., 1959.

     Richard M. Cox-Johnson is a director of the Bank serving until 2002. Mr. Cox-Johnson is an investor. He is a graduate of Oxford University, 1955.

     Frank J. Fahrenkopf, Jr. is a director of the Bank serving until 2002. Mr. Fahrenkopf is the President and CEO of the American Gaming Association. He is a partner in the law firm of Hogan & Hartson LLP. From January 1983 until January 1989, he was Chairman of the Republican National Committee. Mr. Fahrenkopf is a graduate of the University of Nevada-Reno, B.A., 1962, and the University of California-Berkeley, LL.B., 1965.

     L. Martin Gibbs is a director of the Bank serving until 2002. Mr. Gibbs is a member of the law firm of Clifford Chance Rogers & Wells LLP, counsel to the Bank in this offering of securities. He is a graduate of Brown University, B.A., 1959 and Columbia University, J.D., 1962.

     James F. Joy is a director of the Bank serving until 2003. Mr. Joy is Director-European Business Development for CVC Capital Partners Europe Limited. Formerly, he was Managing Director of Citicorp Venture Capital and Citicorp Corporate Finance from 1989 to 1993. He is a graduate of Trinity College, B.A., 1959, B.S.E.E., 1960, and New York University, M.B.A., 1964.

     H. Eugene Lockhart is a director of the Bank serving until 2004. Mr. Lockhart is President and Chief Executive Officer of the New Power Company. Previously, he was Executive Vice President & Chief Marketing Officer of AT&T, President, Global Retail Bank of America and President and CEO of MasterCard International. Mr. Lockhart is a director of RJR Nabisco Holdings and IMS Health Corporation. He is a graduate of the University of Virginia, Charlottesville, B.S., 1972, and Darden School of Business, University of Virginia, Charlottesville, M.B.A., 1974. He is a Certified Public Accountant.

     Barrant V. Merrill is a director of the Bank serving until 2003. Mr. Merrill has been Managing Partner of Sun Valley Partners, a private investment company, since July 1982. From 1980 to 1984, Mr. Merrill was a director of San Francisco Bancorp. From 1978 until 1982, he was Chairman of Pershing & Co. Inc., a division of Donaldson, Lufkin & Jenrette. Mr. Merrill is a graduate of Cornell University, B.A., 1953.

     Charles V. Moore is a director of the Bank serving until 2002. Mr. Moore is President of Trainer, Wortham & Company, Incorporated, an investment advisor firm in New York City and wholly owned subsidiary of the Bank. He is a graduate of the University of Virginia, B.A., 1961, Vanderbilt University Law School, LL.B., 1964 and Wharton Business School, M.B.A., 1966.

Compensation of the Bank's Directors

         Each of our non-employee directors receives a fee of $2,500 for each regular quarterly meeting of our Board of Directors attended. Since 1998, our Board of Directors has followed a compensation structure based on committee attendance and position. Our chairman receives an additional $1,500 per meeting attended. Mr. Conn receives $2,000 per meeting attended for serving as chairman of our investment committee, and up to $6,000 per year for attending asset liability management meetings. Also, members of our executive committee and compensation committee generally receive $1,000 per meeting attended. Outside directors who participate in meetings of the board of any of our subsidiaries generally receive $1,000 per meeting attended. Members of our audit committee receive $2,000 per meeting attended with our chairman receiving an additional $1,500. Also, for telephone meetings that generally last one hour or less, directors receive $500 per meeting attended. We also reimburse our directors for their out-of-pocket expenses incurred in connection with attendance at board and committee meetings. We believe that this structure relates director compensation to participation in specific meetings for our benefit.

                  DESCRIPTION OF THE SERIES B PREFERRED SHARES

Series B Preferred Shares

         The following summary sets forth all material terms and provisions of the Series B preferred shares and is qualified in its entirety by reference to the terms and provisions of our certificate of designation establishing the Series B preferred shares.

         The Series B preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series B preferred shares will be fully paid and nonassessable. The holders of the Series B preferred shares will have no preemptive rights with respect to any shares of our capital stock. The Series B preferred shares will not be subject to any sinking fund or other obligation for their repurchase or retirement. The Series B preferred shares will not be convertible into any of our other securities. The Series B preferred shares will rank senior to our common shares and equal to our Series A preferred shares, our Series C preferred shares and, to the extent outstanding in the future, any other preferred shares that rank equal to the Series B preferred shares, as to dividends and liquidation. Upon our liquidation, any obligations to our creditors at that time, including our depositors, would rank senior to the Series B preferred shares.

Dividends

         Holders of the Series B preferred shares shall be entitled to receive, if, when and as declared by our Board of Directors out of our assets legally available therefor, cash dividends quarterly at the rate of % per annum of the liquidation preference, equivalent to $ per share. If declared, dividends on the Series B preferred shares for each quarterly period shall be payable on each of March 30, June 30, September 30 and December 30, at such annual rate, commencing on the first scheduled dividend payment date following the date of the automatic exchange, to holders of record on the last business day of the quarterly dividend period. Quarterly dividend periods will commence on the first day of each January, April, July and October and on the date of original issue for the initial dividend period. The amount of dividends, if declared, payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period. Dividends in each quarterly period will accrue from the first day of such period, whether or not declared or paid for the prior quarterly period.

         The right of holders of the Series B preferred shares to receive dividends is noncumulative. Accordingly, if our Board of Directors fails to declare a dividend on the Series B preferred shares for a quarterly dividend period, then holders of Series B preferred shares will have no right to receive the amount of the undeclared dividend for that period, and we will have no obligation to pay the undeclared dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series B preferred shares, any other series of preferred shares or our common shares. If less than full dividends are declared on the Series B preferred shares by our Board of Directors for a quarterly dividend period, then holders of the Series B preferred shares will have no right to receive the amount of such undeclared dividends for that period, and we will have no obligation to pay a full dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series B preferred shares, any other series of preferred shares or our common shares.

Authority to Issue Additional Shares

         We may increase the number of our authorized shares upon the vote of the holders of a majority of our common shares. In addition, our Board of Directors has the authority, subject to receipt of all applicable regulatory approvals, to issue additional preferred shares and determine the preferences, voting powers, qualifications and special or relative rights or privileges of these additional shares. A two-thirds vote of the holders of the Series B preferred shares is required, however, to create a class of shares that would rank senior to the Series B preferred shares with regard to payment of dividends or amounts upon liquidation. A majority vote of our independent directors must approve the creation of a class of shares that would rank senior or equal to the Series B preferred shares.

Voting Rights

         Except as expressly required by applicable law, the holders of the Series B preferred shares will not be entitled to vote at any meeting of shareholders. The consent of the holders of at least two-thirds of the outstanding shares of the Series B preferred shares will be required (i) to create any class or series of stock that shall, as to dividends or distribution of assets, rank senior to any outstanding series of preferred stock other than a series that shall not have any right to object to such creation or (ii) alter or change the provisions of our amended and restated articles of incorporation so as to adversely affect the voting powers, preferences or special rights of the holders the Series B preferred shares.

Redemption

         The Series B preferred shares will not be redeemable prior to December , 2006. On or after that date, the Series B preferred shares will be redeemable at our option, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days' notice sent by mail, at a redemption price of $1,000 per share, plus the quarterly accrued and unpaid dividends from the beginning of the quarter in which the redemption occurs to the date of redemption, if any, thereon. Any such redemption may only be effected with the prior approval of the FDIC, unless such approvals are not required at the time of redemption.

         Nonpayment of dividends will not result in any restriction on our right to redeem the Series B preferred shares. In the event that we choose to redeem fewer than all the outstanding Series B preferred shares, the number of Series B preferred shares we redeem will be determined by the Board of Directors, and the shares we redeem will be determined by lot or pro rata as may be determined by the Board of Directors or by any other method as may be determined to be equitable by the Board of Directors in its sole discretion.

         Unless full dividends on the Series B preferred shares have been or are contemporaneously authorized, declared and paid, or authorized, declared and a sum sufficient for the payment thereof has been set apart for payment for the then-current dividend period, no Series B preferred shares may be redeemed unless we redeem all outstanding Series B preferred shares, and we may not purchase or otherwise acquire any Series B preferred shares. We may, however, purchase or acquire Series B preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B preferred shares.

Rights Upon Liquidation

         If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the then outstanding Series B preferred shares will be entitled to receive out of our assets available for distribution to shareholders, on an equal basis with holders of the then outstanding Series A preferred shares and the then outstanding Series C preferred shares, before any distribution of assets is made to holders of then outstanding common shares, or any other class of outstanding shares ranking junior to the Series B preferred shares, distributions in the amount of $1,000 per share, plus the quarterly accrued and unpaid dividend, if any, from the beginning of the quarter in which the liquidation occurs to the date of liquidation. The rights of holders of the Series B preferred shares will rank junior, however, to our obligations to creditors.

         After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series B preferred shares will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the amount of the liquidation distributions on all outstanding Series B preferred shares and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking equal to the Series B preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, then the holders of the Series B preferred shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

         Our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute liquidation, dissolution or winding up.

                    DESCRIPTION OF THE BANK PREFERRED SHARES

         The following summary sets forth the material terms and provisions of the Bank's preferred shares, and is qualified in its entirety by reference to our amended and restated articles of organization and amended and restated by-laws, copies of which may be obtained from us.

General

         Under the provisions of Nevada banking law, our issuance of capital stock, including the issuance of shares of the Series B preferred stock, requires the prior approval of the Commissioner of Banks. The Nevada Commissioner has approved of the issuance of the Series B preferred shares in exchange for the Series B REIT preferred shares upon the occurrence of an automatic exchange.

Series of Preferred Shares

         Our amended and restated articles of incorporation authorize our Board of Directors, subject to the approval of the Nevada Commissioner, to issue one or more series of preferred shares and to fix the voting powers, designations, preferences, relative participating, optional or other special rights of each series of preferred shares and their qualifications, limitations and restrictions thereof. Consistent with this authority, our Board of Directors has designated (i) 55,000 shares of preferred stock as noncumulative Series A preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this offering circular, (ii) 10,000 shares of preferred shares as noncumulative Series C convertible preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this offering circular, and (iii) 34,500 shares of preferred shares as noncumulative Series B preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this offering circular.

Noncumulative Series A Preferred Shares

         The Series A preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series A preferred shares will be fully paid and nonassessable. Except for the dividend rate on the Series A preferred shares, which is 10.50%, the dividend payment dates, which are semiannual, and the fact that the Series A preferred shares are not redeemable prior to June 1, 2009, the terms of the Series A preferred shares are substantially the same as the terms of the Series B preferred shares described above.

                                  LEGAL MATTERS

         Certain legal matters will be passed upon for us by Clifford Chance Rogers & Wells LLP, New York, New York, and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada, and for the underwriters by Sidley Austin Brown & Wood LLP, San Francisco, California. A member of Clifford Chance Rogers & Wells LLP is one of our directors and is or may be deemed to be the beneficial owner of 83,841 shares of our common stock.

                              INDEPENDENT AUDITORS

         The consolidated financial statements of First Republic Bank as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been audited by KPMG LLP, independent accountants, as stated in their report appearing herein.

                                                                    ATTACHMENT A

================================================================================
                          DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D.C. 20429

                         ------------------------------

                                    FORM 10-K

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2000

                         ------------------------------

                               FIRST REPUBLIC BANK
             (Exact Name of Registrant as Specified in its Charter)

                 Nevada                               88-0157485
     (State or Other Jurisdiction of               (I.R.S. Employer
     Incorporation or Organization)               Identification No.)

          111 Pine Street, 2nd Floor,                   94111
               San Francisco, CA                      (Zip Code)
    (Address of Principal Executive Offices)

       Registrant's Telephone Number, Including Area Code: (415) 392-1400

                         ------------------------------

Securities Registered Pursuant to Section 12(b) of the Act:          Name of Each Exchange on Which Registered:
            Common Stock, $.01 par value                                      New York Stock Exchange
         7.75% Subordinated Notes Due 2012                                              and
                                                                                  Pacific Exchange

           Securities Registered Pursuant to Section 12(g) of the Act:
                                      None

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes [x] No [ ]

     The aggregate market value of the voting stock held by non affiliates of the Registrant, based on the closing price of $20.75 for such stock on March 26, 2001 was $230,580,000. (All share and per share amounts have been restated to give effect to a 3-for-2 stock split with a record date of February 28, 2001.)

     The number of shares outstanding of the Registrant's common stock, par value $.01 per share, as of March 26, 2001 was 13,601,967.

                      DOCUMENTS INCORPORATED BY REFERENCE:

     Portions of the Registrant's Annual Report to Stockholders for the year ended December 31, 2000 are incorporated in Parts II and IV of the Form 10-K.

     Portions of the Registrant's definitive proxy statement for its annual meeting of stockholders for its fiscal year ended December 31, 2000 (which will be filed within 120 days of the Registrant's last fiscal year end) are incorporated in Part III of this Form 10-K.

     The index to Exhibits appears on page 35.
================================================================================

                                     PART I

Item 1.  Business

General

     First Republic Bank ("First Republic" or the "Bank") is a Federal Deposit Insurance Corporation (the "FDIC") insured, Nevada chartered commercial bank operating principally in California, Nevada and New York City. Since May 1998, the Bank has originated loans in the metropolitan area of New York City. In August 1998, the Bank obtained full banking powers in the State of New York and in November 1999 the Bank opened a full service retail branch on Park Avenue in New York City.

     The Bank is engaged in originating real estate secured loans and other loans for retention in its loan portfolio. In addition, the Bank originates mortgage loans for sale to institutional investors in the secondary market. The Bank also generates fee income by servicing mortgage loans for these institutional investors and other third parties. The Bank's depository activities and advances from the Federal Home Loan Bank of San Francisco (the "FHLB") are its principal sources of funds. Loan principal repayments, sales of loans and periodic issuance of debentures, notes, preferred stock and common stock are supplemental sources of funds. The Bank's loan and deposit gathering activities are conducted in San Francisco/Silicon Valley, Los Angeles/Beverly Hills/Orange County, San Diego, Las Vegas, Nevada and New York City. The metropolitan regions of San Francisco, Los Angeles and San Diego are among the wealthiest areas in California as measured by average housing costs and income per family. For many years, Las Vegas has been growing rapidly and has experienced significant inward migration as well as internal business growth.

     In September 1997, the Bank acquired a 19.9% interest in Trainer, Wortham & Company, Incorporated ("TWC"). TWC is an investment advisory firm based in New York City and founded in 1924. In January 1999, the Bank completed the purchase of the remaining 80.1% interest in TWC, which became a wholly owned subsidiary of the Bank. The transaction was accounted for using the purchase method of accounting. As a result of this transaction, TWC's revenues and expenses are included in the consolidated financial statements of the Bank for the years ending December 31, 2000 and 1999.

     In 1999 and 2000, the Bank significantly expanded the products and services which it offers. An internet-based banking product was introduced in May 1999 and by December 31, 2000 over 40% of the Bank's checking account customers had signed up for this product and over half of these were actively using this product to check balances, transfer funds or pay bills. The Bank's business customers are offered a cash management capability which features remote access to balances and input capabilities for wire transfers. The Bank staffed an investment division which allows customers to perform brokerage activities such as purchase and sell for their own account a variety of financial instruments and expects to obtain an NASD license for a subsidiary to serve as a broker/dealer. Also, the Bank formed First Republic Trust Company with an experienced team of professionals to offer traditional custody and trust services primarily to individuals; this group had over $550 million of assets under management at December 31, 2000.

     In January 2000, the Bank acquired approximately an 18% equity interest in the parent company of Froley, Revy Investment Company ("Froley Revy"), an investment advisory firm which manages approximately $2.8 billion of assets. Froley Revy specializes in investment in convertible securities. The Bank also acquired the right to purchase the remaining interest in the parent of Froley Revy under certain circumstances in the future.

     CERTAIN STATEMENTS IN THIS ANNUAL REPORT ON FORM 10-K AND THE BANK'S MANAGEMENT DISCUSSION AND ANALYSIS INCORPORATED BY REFERENCE TO THE ANNUAL REPORT TO STOCKHOLDERS INCLUDE FORWARD-LOOKING INFORMATION WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND ARE SUBJECT TO THE "SAFE HARBOR" CREATED BY THOSE SECTIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING FACTORS:
COMPETITIVE PRESSURE IN THE BANKING AND MORTGAGE LENDING INDUSTRY INCREASES SIGNIFICANTLY; CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY, ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY AND AN INCREASE IN THE PROVISION FOR POSSIBLE LOAN LOSSES; CHANGES IN THE REGULATORY ENVIRONMENT; CHANGES IN BUSINESS CONDITIONS, PARTICULARLY IN SAN FRANCISCO AND LOS ANGELES COUNTIES AND IN THE HOME MORTGAGE LENDING INDUSTRY; VOLATILITY OF RATE SENSITIVE DEPOSITS; OPERATIONAL RISKS INCLUDING DATA PROCESSING SYSTEM FAILURES OR FRAUD; ASSET/LIABILITY MATCHING RISKS AND LIQUIDITY RISKS; AND CHANGES IN THE SECURITIES MARKETS. SEE ALSO "--CERTAIN ADDITIONAL BUSINESS RISKS" ON PAGE 14 HEREIN AND OTHER RISK FACTORS DISCUSSED ELSEWHERE IN THIS REPORT.

Lending Activities

     The Bank's loan portfolio primarily consists of loans secured by single family residences, multifamily buildings and seasoned commercial real estate properties and loans to construct such properties. Currently, the Bank's strategy is to emphasize the origination of single family mortgage loans and to selectively originate multifamily mortgages, commercial real estate mortgages, construction loans and other loans. A substantial portion of single family loans has been originated for sale or sold in the secondary market, whereas historically a small percentage of apartment and commercial loans has been sold. From its inception in 1985 through December 31, 2000, the Bank originated approximately $12.2 billion of loans, of which approximately $8.2 billion have been single family home loans. Approximately $4.2 billion of loans have been sold to investors.

     The Bank has emphasized the retention of adjustable rate mortgages ("ARMs") in its loan portfolio. At December 31, 2000, 74% of the Bank's loans were adjustable rate or due within one year. If interest rates rise, payments on ARMs increase, which may be financially burdensome to some borrowers. Subject to market conditions, however, the Bank's ARMs generally provide for a life cap that is 5% to 6% above the initial interest rate as well as periodic caps on the rates to which an ARM can increase from its initial interest rate, thereby protecting borrowers from unlimited interest rate increases. Also, the ARMs offered by the Bank often carry fixed rates of interest during the initial period of from one to twelve months which may be below the rate determined by the index at the time of origination plus the contractual margin. Certain ARMs contain provisions for the negative amortization of principal in the event that the amount of interest and principal due is greater than the required monthly payment. Generally, the Bank underwrites the ability of borrowers to make payments at a rate in excess of the fully accrued interest rate, which is well above the initial start rate on negative amortization loans. The amount of any shortfall is added to the principal balance of the loan to be repaid through future monthly payments, which could cause increases in the amount of principal owed by the borrower over that which was originally advanced. At December 31, 2000, the amount of loans with the potential for negative amortization held by the Bank was approximately 6% of total loans and the amount of loans which had actually experienced increases in principal balance since origination was approximately 2% of total loans. Of the Bank's loans which have experienced an increase in principal since origination, the average increase was 2.3% of the original principal balances.

     Also, the Bank has originated intermediate fixed rate ARMs (fixed for an initial period of 3 to 10 years) for retention in its loan portfolio. The origination of such loans is dependent primarily upon conditions in the loan origination and secondary markets as well as general market interest rates and the Bank's interest rate risk position. At December 31, 2000, the Bank held $575 million of intermediate ARM loans, representing 18% of its total loan portfolio. These loans include loans secured by single family homes and income properties, carried an initial fixed rate term from 36 to 120 months and had a weighted average next reset date of approximately 56 months at December 31, 2000.

     The Bank focuses on originating loans secured by a limited number of property types, located in specific geographic areas. The Bank's loans are of sufficient average size to justify executive management's involvement in most transactions. The Bank's Executive Loan Committee (which includes the President, the Executive Vice President/Chief Operating Officer, the Executive Vice Presidents based in Nevada and Southern California, the Senior Vice President/Chief Credit Officer, and various other Credit underwriting officers) reviews all loan applications and approves all loan originations. Certain larger loans are approved by the Bank's Director Loan Committee or the Bank's Board of Directors prior to funding. Substantially all properties are visited by the originating loan officer, and for larger loans an additional visit is generally made by one of the members of the Executive Loan Committee, prior to loan closing. The majority of the loans that the Bank originates are secured by properties located within 25 miles of one of the Bank's offices.

     The Bank utilizes third-party appraisers for appraising the properties on which it makes loans. These appraisers are chosen from a small group of appraisers approved by the Bank for specific types of properties and geographic areas. In the case of single family home loans in excess of $1,100,000, two appraisals may be required, depending upon loan amount and the loan-to-value ratio, and the Bank utilizes the lower of the two appraised values for underwriting purposes. The Bank's focus on loans secured by a limited number of property types located in specific geographic areas enables management to maintain a continually updated knowledge of collateral values in the areas in which the Bank operates. The Bank's policy generally is to seldom exceed an 80% loan-to-value ratio on single family loans without mortgage insurance. Loan-to-value ratios decline as the size of the loan increases. Under the Bank's policies, an appraisal is obtained on all multifamily and commercial loans and the loan-to-value ratios generally do not exceed 75% for multifamily and commercial real estate loans.

     The Bank applies its collection policies uniformly to both its portfolio loans and loans serviced for others. It is the Bank's policy to discuss each loan with one or more past due payments at a weekly meeting of all lending personnel. The Bank has policies requiring rapid notification of delinquency and the prompt initiation of collection actions. The Bank primarily utilizes loan officers, credit administration personnel, and senior management in its collection activities in order to maximize attention and efficiency.

     Since 1992, the Bank has implemented procedures requiring annual or more frequent asset reviews of its larger multifamily and commercial real estate loans. As part of these asset review procedures, recent financial statements on the property and/or borrower are analyzed to determine the current level of occupancy, revenues and expenses, as well as to investigate any deterioration in the value of the real estate collateral or in the borrower's financial condition since origination or the last review. Upon completion, an evaluation or grade is assigned to each loan. These asset review procedures provide management with additional information for assessing its asset quality. The Bank also performs frequent evaluations and regular monitoring of business and personal loans which are not secured by real estate.

     At December 31, 2000, single family real estate secured loans, including home equity loans and loans held for sale, represented $1,803,455,000 or 57% of the Bank's loan portfolio. Approximately 53% of the Bank's single family loans were in the San Francisco Bay Area, approximately 13% were in the Los Angeles/Beverly Hills area, approximately

11% were in other areas of California and approximately 11% were in New York and contiguous states. The Bank's strategy includes lending to borrowers who are successful professionals, business executives, or entrepreneurs and who are buying or refinancing homes in metropolitan communities. Many of the borrowers have high liquidity and substantial net worths, and are not first-time homebuyers. Additionally, the Bank offers specific loan programs for first-time homebuyers and borrowers with low- to moderate-incomes. The Bank's single family loans are secured by single family detached homes, condominiums, cooperative apartments, and two-to-four unit properties. At December 31, 2000, the average single family loan amount, excluding equity lines of credit, was approximately $734,000 and the approximate average loan-to-value ratio was 60%, using appraised values at the time of loan origination and current loan balances outstanding.

     Due to the Bank's focus on upper-end home mortgage loans, the number of single family loans originated is limited (approximately 1,162 for the year ending December 31, 2000), allowing the loan officers and executive management to apply the Bank's underwriting criteria and service to each loan. Repeat customers or their direct referrals account for the most important source of the loans originated by the Bank.

     At December 31, 2000, loans secured by multifamily properties totaled $391,041,000, or 12% of the Bank's loan portfolio. The loans are predominantly on established buildings in the urban neighborhoods of San Francisco and Los Angeles and recently constructed properties in Las Vegas. Approximately 59% of the properties securing the Bank's multifamily loans were in the San Francisco Bay Area, approximately 14% were in Los Angeles County, approximately 3% were in other California areas and approximately 21% were in Clark County (Las Vegas). The buildings securing the Bank's multifamily loans are generally seasoned operating properties with proven occupancy, rental rates and expense levels. The neighborhoods tend to be densely populated; the properties are generally close to employment opportunities; and rent levels are appropriate for the target occupants. Typically, the borrowers are property owners who are experienced at operating these buildings. At December 31, 2000, the average multifamily mortgage loan size was approximately $995,000 and the approximate average loan-to-value ratio was 65%, using the most current appraised values and the current loan balances outstanding.

     The Bank has engaged in commercial real estate lending since its formation in 1985; however, from 1992 through 1997, in response to economic conditions, the Bank generally originated a reduced amount of commercial real estate loans. Since 1998, the Bank has renewed commercial real estate originations, primarily to existing customers. The Bank has made a lesser amount of commercial real estate construction loans. The real estate securing the Bank's existing commercial real estate loans includes a wide variety of property types, such as office buildings, smaller shopping centers, owner-user office/warehouses, residential hotels, motels, mixed-use residential/commercial, and retail properties. At the time of loan closing, the properties are generally completed and occupied. They are generally established properties located in metropolitan areas with approximately 68% in the San Francisco Bay Area, approximately 10% in Los Angeles County, approximately 12% in other California areas and approximately 9% in Las Vegas. At December 31, 2000, the average loan size was approximately $1,312,000 and the approximate average loan-to-value ratio was 57%, using the most current appraised values and the current loan balances outstanding. The total amount of such loans outstanding on December 31, 2000, was $612,667,000, or 19% of the Bank's loan portfolio.

     Since 1990, the Bank has originated construction loans secured by single family for sale homes and multifamily residential properties and permanent mortgage loans primarily secured by multifamily and commercial real estate properties in the Las Vegas, Nevada vicinity. Generally, residential construction loans are short-term in nature and are repaid upon completion or ultimate sale of the properties. At December 31, 2000, the outstanding balance of the Bank's Las Vegas construction loans was $27,736,000, or 0.9% of total loans, and the Bank had undisbursed commitments of $14,226,000. For Nevada construction loans, a voucher system is used for all disbursements. For each disbursement, an independent inspection service is utilized to report the progress and percentage of completion of the project. In addition to these inspections, regular biweekly inspections of all projects are performed by senior management of the Bank. Checks are made payable to the various subcontractors and material suppliers, after they have waived their labor and/or material lien release rights. The request for payment, via vouchers, is compared to the individual line item in the approved construction budget to ensure that the disbursements do not exceed the percentage of completion as reported by a third party inspection service. All vouchers must be approved by management prior to being processed for payment.

     The Bank also makes loans to individual customers for the construction and ownership of single family homes in its California and New York markets and, to a lesser extent, loans to construct other types of properties. These loans are typically disbursed as construction progresses, carry interest rates which vary with the prime rate, and can be converted into a permanent mortgage loan once the property is occupied. At December 31, 2000, the balance for this category of construction loans was $137,737,000 and the Bank had undisbursed commitments of $140,773,000.

     The Bank has occasionally purchased loans, primarily seasoned performing single family and multifamily loans. All such purchased loans meet the Bank's normal underwriting standards, are generally located in the Bank's primary lending areas and are made to borrowers with a typical profile of the Bank. Prior to the purchase of loans, management conducts a property visit or valuation review and applies the Bank's underwriting procedures as if a new loan were being originated. There were no loan purchases in 2000 and $2,880,000 of loans purchased in 1999. In December 1998, the Bank purchased approximately $268 million of loans secured primarily by single family home loans. At December 31, 2000, none of these purchased loans were delinquent, although collateral for one loan of approximately $40,000 was in REO.

     The Bank offers a home equity line of credit program, with loans secured by first or second deeds of trust on owner-occupied primary residences. Most of these lines are in a secured position behind a first mortgage loan originated by the Bank. At December 31, 2000, the outstanding balance due under home equity lines of credit was $255,497,000 and the unused remaining balance was $286,446,000. Generally, these loans carry interest rates which vary with the prime rate and may be drawn down and repaid during the first 10 years, after which the outstanding balance converts to a fully-amortizing loan for the next 15 years.

     Since 1997, the Bank has originated unsecured loans and lines of credit as well as loans secured by securities and other types of collateral. These loans are made primarily to meet the non-mortgage needs for the Bank's existing customers. Such loans generally have a shorter term to maturity, are adjustable with the prime rate and are subject to annual or more frequent review. At December 31, 2000, the Bank had outstanding unsecured loans and lines of credit of $61,220,000 and had undisbursed commitments of $39,695,000. At December 31, 2000, the Bank had stock secured, business loans and loans secured by other collateral of $41,449,000, $28,583,000 and $45,919,000, respectively; there were additional undisbursed commitments of $74,870,000 related to these categories of loans.

     An analysis of the Bank's loan portfolio at December 31, 2000 by property type and geographic location is included on page 85 of the Bank's Annual Report to stockholders, incorporated by reference herein.

Lending and Loan Sale Operations

     In addition to originating loans for its own portfolio, the Bank participates in secondary mortgage market activities by selling whole loans and participations in loans to the Fannie Mae and the Freddie Mac and various institutional purchasers such as insurance companies, mortgage conduits and other financial institutions. Mortgage banking operations are conducted primarily by the Bank. Secondary market sales allow the Bank to make loans during periods when deposit flows decline, or are not otherwise available, and at times when customers prefer loans with long-term fixed interest rates which the Bank does not choose to retain in its loan portfolio.

     In 2000, the Bank began to securitize and sell its single family loans in Real Estate Mortgage Investor Conduit ("REMIC") transactions. See information in footnote 1 to the Bank's Annual Report to Stockholders, incorporated by reference herein.

     The following table sets forth the amount of loans originated and purchased by the Bank and the amount of loans sold in the secondary market.



                                                                 Year Ended December 31,
                                                          ------------------------------------
                                                              2000        1999         1998
                                                          ----------   ----------   ----------
                                                                     ($ in thousands)
Lending and Loan Sale Activity:
     Loans originated ..................................  $1,961,508   $1,789,458   $1,511,806
     Loans purchased ...................................        --          2,880      268,590
                                                          ----------   ----------   ----------
     Total loans originated and purchased ..............  $1,961,508   $1,792,338   $1,780,396
                                                          ==========   ==========   ==========
     Loans sold to investors ...........................  $  499,352   $  283,872   $  547,025
     Loans securitized and sold ........................     614,094         --           --
                                                          ----------   ----------   ----------
     Total loans sold ..................................  $1,113,446   $  283,872   $  547,025
                                                          ==========   ==========   ==========
     Value of Mortgage Servicing Rights on Loans Sold...  $   12,162   $    2,147   $    3,628
                                                          ==========   ==========   ==========

     The secondary market for mortgage-backed loans is comprised of institutional investors who purchase loans meeting certain underwriting specifications with respect to loan-to-value ratios, maturities and yields. Subject to market conditions, the Bank tailors certain real estate loan programs to meet the specifications of particular institutional investors. The Bank receives annual servicing fees as compensation for retaining responsibility for the servicing of all loans sold to institutional investors. See "--Loan Servicing" on page 8 herein. The sale and securitization of loans to institutional investors is nonrecourse to the Bank. From its inception, through December 31, 2000, the Bank has sold approximately $4.2 billion of loans to investors, substantially all nonrecourse, and has retained the servicing on all such loans sold, except for a limited amount of FHA/VA loans sold servicing released.

     The Bank sold loans to eight institutional investors in 1998, to eight institutional investors in 1999, and to eight institutional investors in 2000, excluding investors in REMIC transactions. The terms and conditions under which such sales are made depend upon, among other things, the specific requirements of each institutional investor, the type of loan, the interest rate environment and the Bank's relationship with the institutional investor. In the case of single family residential loans, the Bank obtains in advance formal commitments under which the investors are committed to purchase up to a specific dollar amount of whole loans over a specified period of time. The terms of the commitments vary with each institutional investor and generally range from two months to one year. The fees paid for such commitments also vary with each investor and by the length of such commitment. Loans are classified as held for sale when the Bank is waiting for purchase by an investor under a flow program or is negotiating for the sale of specific loans which meet selected criteria to a specific investor.

     Underwriting criteria established by investors in adjustable and fixed rate single family residential loans generally include the following: maturities of 15 to 30 years; a loan-to-value ratio no greater than 90% (which percentage generally decreases as the size of the loan increases and is limited to 80% unless there is mortgage insurance on the loan); the liquidity of the borrower's other assets; and the borrower's ability to service the debt out of income. Interest rates on adjustable rate loans are adjusted semiannually or annually primarily on the basis of either LIBOR, the One-

Year Treasury Constant Maturity Index, the 12 Month Moving Average of the One-Year Treasury Index, or the Eleventh District Federal Home Loan Bank Board Cost of Funds Index. Some loans may be fixed for an initial period from 3 to 10 years and become adjustable thereafter. Except for the amount of the loan, the underwriting standards of the investors generally conform to certain requirements established by the Fannie Mae or the Freddie Mac. Underwriting criteria established by investors in multifamily and commercial real estate loans generally include the following: maturities of 10 to 30 years; with a 25 to 30 year amortization schedule; a loan-to-value ratio no greater than 75%; and a minimum debt coverage ratio (based on the property's cash flow) exceeding 1-to-1. Loans sold in the secondary market are generally secured by a first deed of trust.

Loan Servicing

     The Bank has retained the servicing on all loans sold to institutional investors, except government insured loans, thereby generating ongoing servicing revenues. The Bank's mortgage servicing portfolio was $2.08 billion and $1.18 billion at December 31, 2000 and 1999, respectively. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, holding escrow (impound) funds for payment of taxes and insurance, making inspections as required of the mortgaged property, collecting amounts due from delinquent mortgagors, supervising foreclosures in the event of unremedied defaults and generally administering the loans for the investors to whom they have been sold. Management believes that the quality of its loan servicing capability is a factor which permits it to sell its loans in the secondary market and to purchase servicing rights at competitive prices.

     The Bank receives fees for servicing mortgage loans, ranging generally from 0.25% to 0.375% per annum on the declining principal balances of the loans. The average service fee collected by the Bank was 0.29% for 2000, 0.29% for 1999 and 0.30% for 1998. Servicing fees are collected and retained by the Bank out of monthly mortgage payments. The Bank's servicing portfolio is subject to reduction by reason of normal amortization and prepayment or liquidation of outstanding loans. A significant portion of the loans serviced by the Bank have outstanding balances of greater than $200,000, and at December 31, 2000, approximately 72% were adjustable rate mortgages. The weighted-average mortgage loan note rate of the Bank's servicing portfolio at December 31, 2000 was 7.89% for ARMs and 7.36% for fixed rate loans. Many of the existing servicing programs provide for full payments of principal and interest to be remitted by the Bank, as servicer, to the investor, whether or not received from the borrower. Upon ultimate collection, including the sale of foreclosed property, the Bank is entitled to recover any such advances plus late charges prior to payment to the investor.

     Since January 1997, the Bank has followed SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 required that the rights to service mortgage loans and other financial assets for others be recognized as a separate asset, however those servicing rights are acquired. The total cost of originating or purchasing loans is allocated between the loan and the servicing rights, based on their relative fair values. The recorded value of mortgage servicing rights is amortized in proportion to and, over the period of, estimated net servicing income. Also, SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities.

     SFAS No. 125 also requires the assessment of all capitalized mortgage servicing rights for impairment based on current fair value of those rights. The carrying value of mortgage servicing rights is periodically measured based on the actual prepayment experience and market factors; writedowns and adjustments in the amortization rates are made when an impairment is indicated. For purposes of evaluating and measuring impairment, the Bank generally stratifies mortgage servicing rights for loans originated each year based on the types and interest rates of the underlying loans. Impairment is measured as the amount by which the mortgage servicing rights for a stratum exceed their fair value. Strata are established for adjustable rate loans by index and for fixed rate loans by length of fixed rate, such as a 5 year, 15 year or 30 year fixed initial rate of interest. As of December 31, 2000, the Bank adopted the effective portions of SFAS No. 140, which is a replacement for SFAS No. 125, and requires certain additional disclosures which are included in Note 1 to the Bank's Annual Report to Stockholders incorporated by reference herein.

     During 2000, the Bank sold $1,113,446,000 of loans and recorded $12,162,000 as the value of servicing rights; during 1999, the Bank sold $283,872,000 of loans and recorded $2,147,000 as the value of servicing rights on these loans; and during 1998, the Bank sold $547,025,000 of loans and recorded $3,628,000 as the value of the servicing rights on those loans.

     At December 31, 2000, mortgage servicing rights of $14,060,000 are included in the Bank's balance sheet as "Other Assets" as compared to $5,124,000 at December 31, 1999. Amortization of the carrying value of mortgage servicing rights totaled $3,212,000 in 2000, $1,997,000 in 1999 and $1,757,000 in 1998.

     When interest rates are low, the rate at which mortgage loans are repaid tends to increase as borrowers refinance fixed rate loans to lower rates or convert from adjustable rate to fixed rate loans. Low rates also increase housing affordability, stimulating purchases by first time home buyers and trade up transactions by existing homeowners. Generally, with a higher level of market rates of interest, including the rates for fixed rate mortgage loans, the Bank has experienced a reduced volume of loan originations, loan sales, gain on sale of loans and repayments of loans serviced. When interest rates have decreased and/or the yield curve has become very flat, the Bank has experienced an increase in the repayment of loans in its loan-servicing portfolio which could result in a lower level of loans serviced. During 2000 and to a lesser extent in 1999 and 1998, new loan sales exceeded repayments of loans in the servicing portfolio and the balance of loans serviced increased as compared to the end of the prior two years. See "--Interest Rate Risk Management" on page 13 herein.

     The following table sets forth the dollar amounts of the Bank's mortgage loan servicing portfolio at the dates indicated, the portion of the Bank's loan servicing portfolio resulting from loan originations and purchases, respectively, and the carrying value of mortgage servicing rights as a percentage of loans serviced. Although the Bank intends to maintain or increase the size of its servicing portfolio, such growth will depend on market conditions, including the future level of loan originations, sales and prepayments.

                                                                   Year Ended December 31,
                                                           --------------------------------------
                                                              2000          1999          1998
                                                           ----------    ----------    ----------
                                                                      ($ in thousands)
Loan Servicing Portfolio:
     Loans originated by the Bank and sold .............   $2,071,614    $1,163,734    $1,125,470
     Loans with servicing purchased ....................       11,815        14,257        20,380
                                                           ----------    ----------    ----------
     Total .............................................   $2,083,429    $1,177,991    $1,145,850
                                                           ==========    ==========    ==========
Mortgage servicing rights on originated loans ..........   $   14,060    $    5,124    $    4,974
                                                           ==========    ==========    ==========
Total mortgage servicing rights as a percentage of total
loans serviced .........................................         0.67%         0.43%         0.43%

Investments

     The Bank purchases short-term money market instruments as well as U.S. Government securities and other mortgage-backed securities ("MBS") in order to maintain a reserve of liquid assets to meet liquidity requirements and as alternative investments to loans. The Bank has generated agency MBS by originating qualifying adjustable rate mortgage loans for sale to the agencies and pooling such loans into securities. At December 31, 2000, the Bank's investment portfolio included the following securities in the relative proportions listed: U.S. Government--24%; agency MBS--44%; other MBS--20%; other debt securities-- 10%; and convertible securities--2%.

     At December 31, 2000, the Bank's investment portfolio totaled $284,520,000 (7.8% of total assets) as compared to $222,202,000 (6.2% of total assets) at December 31, 1999. The securities in the Bank's investment portfolio at December 31, 2000 had contractual maturities generally ranging from three to thirty years.

     The following table provides the remaining contractual principal maturities and yields (taxable-equivalent basis) of debt securities within the investment portfolio at December 31, 2000. The remaining contractual principal maturities for mortgage-backed securities were allocated assuming no prepayments. Expected remaining maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without penalties. At December 31, 2000, there were no debt securities classified as trading or held to maturity and only 7 securities owned by the Bank with a contractual principal maturity of five years or less.


                                                                  Remaining Contractual Principal Maturity
                                                                --------------------------------------------
                                                   Weighted        After 5 Years           After 10 Years
                                        Total      Average      -------------------    ---------------------
                                       Amount       Yield        Amount      Yield       Amount      Yield
                                      --------     --------     --------    -------    ---------    --------
                                                                  ($ in thousands)
Available for Sale Debt Securities:
   U.S. Government ................   $ 68,229       8.82%       $ 1,622     8.98%        66,038      8.81%
   Agency MBS .....................    126,955       6.92         10,657     6.62        116,298      6.94
   Other MBS ......................     56,291       7.36            --       --          56,291      7.36
   Other Debt Securities ..........     30,694       6.97            200     6.70         30,042      6.99
   Convertible Securities .........      5,000       1.92          5,000     1.92            --        --

     Total Basis (Cost) ...........   $287,169       7.37%       $17,479     5.49%      $268,669      7.49%
                                      ========     ========     ========    =======    =========    ========
     Estimated Fair Value .........   $284,520                   $17,582                $265,912
                                      ========                  ========               =========


     At December 31, 2000, 97% of the investment securities were adjustable, with rates which were generally subject to change monthly, quarterly or semiannually and varied according to several interest rate indices. Yields have been calculated by dividing the projected interest income at current interest rates, including discount or premium, by the carrying value. Most of the securities having maturities exceeding 10 years are adjustable U.S. Government guaranteed loan pools, agency MBS and other MBS which, as a class, have actual maturities substantially shorter than their contractual maturities.

Funding Sources

     The Bank obtains funds from depositors by offering consumer and business checking, money market, or passbook accounts and term certificates of deposits. The Bank's accounts are federally insured by the FDIC up to the legal maximum. The Bank advertises in local newspapers to attract deposits and also performs a limited direct telephone solicitation of potential institutional depositors such as credit unions, small commercial banks, and pension plans. At December 31, 2000, no individual depositor or source of deposits represented more than 0.59% of the Bank's deposits.

     The Bank utilizes certificates of deposit with a balance of $100,000 or more, generally having maturities in excess of six months, to fund a portion of its assets. Existing bank regulations define brokered deposits, jumbo certificates and borrowings with a maturity of less than one year as "volatile liabilities." Volatile liabilities are compared to cash, short-term investments and investments which mature within one year ("liquid assets") to calculate the volatile liability "dependency ratio," a measure of regulatory liquidity. The level of such liquid assets should generally be higher in comparison with volatile liabilities if a financial institution has large negotiable liabilities such as checking accounts, substantial future lending or off-balance sheet commitments, or a history of significant asset growth.

     The Bank regularly monitors its volatile liability dependency ratio. The Bank manages this ratio by selectively allowing larger certificates of deposit and maintaining an appropriate level of cash and investments relative to its short-term borrowings. At December 31, 2000, the Bank's volatile liabilities exceed its cash and investments by $281.0 million. The Bank has occasionally accepted a small amount of brokered deposits from third party brokers or had certain retail deposits classified as brokered deposits because higher promotional rate paid in connection with the simultaneous opening of checking accounts. The total of all brokered deposits at December 31, 2000 was $25,332,000, representing 1.0% of total deposits. At December 31, 2000, the Bank's certificates of deposit of $100,000 or more in size totaled $355,473,000 of which $302,368,000, or 85%, were from retail consumer depositors. For the Bank, average remaining maturity of all certificates of deposit was approximately 6.5 months and the average certificate of deposit amount per account was approximately $39,000 at December 31, 2000.

     The following table shows the maturity of the Bank's certificates of $100,000 or more in size at December 31, 2000.

                                                           ($ in thousands)
    Remaining maturity:
      Three months or less...................................  $138,160
      Over three through six months..........................    55,435
      Over six through 12 months.............................   133,325
      Over 12 months.........................................    28,553
                                                               --------
        Total................................................  $355,473
                                                               ========
        Percent of total deposits............................     14.0%


     The Bank has also utilized term FHLB advances as funding sources. During 2000, the Bank reduced the amount of outstanding FHLB advances from $1,115,880,000 at December 31, 1999 to $759,560,000 at December 31, 2000. FHLB
advances must be collateralized by the pledging of mortgage loans which are assets of the Bank. At December 31, 2000, $537,560,000, or 71%, had an original maturity of 5 years or longer. The longer-term advances provide the Bank with a stable funding source of intermediate fixed rate and adjustable rate borrowings for assets with longer lives. See "--Interest Rate Risk Management" on page 13 herein.

     The following table sets forth certain information with respect to the Bank's short-term borrowings at the dates indicated. During 2000, short term borrowings were used to fund loans originated by the Bank prior to their sale in the secondary market or in loan securitizations.

                                                                                     December 31,
                                                                       -------------------------------------
                                                                         2000           1999          1998
                                                                       --------       --------      --------
                                                                                  ($ in thousands)
Short-Term Borrowings(1):
     FHLB advances--short-term.......................................  $ 37,000       $185,000      $216,150
     Maximum amount outstanding at any month-end during period.......  $345,000       $185,000      $216,150
     Average amount outstanding during period........................  $144,243       $102,680      $ 33,542

     Average rate on short-term borrowings-in period.................      6.64%          5.14%         5.50%

----------
(1) The amounts shown at the dates indicated are not necessarily reflective of the Bank's activity in short-term borrowings during the periods.

Interest Rate Risk Management

     The Bank seeks to manage its asset and liability portfolios to help reduce any adverse impact on its net interest income caused by fluctuating interest rates. To achieve this objective, the Bank's strategy is to manage the rate sensitivity and maturity balance of its interest-earning assets and interest-bearing liabilities by emphasizing the origination and retention of adjustable interest rate or short-term fixed rate loans and the matching of adjustable rate asset repricings with short- and intermediate-term certificates of deposit and adjustable rate borrowings. The Bank has established a program to obtain deposits by obtaining checking account balances, money market/pass book accounts and by offering generally one month to five-year term certificates of deposit for the purpose of providing funds for adjustable rate mortgage loans with repricing periods of one month or more and for other matching term maturities.

     Historically, the Bank has maintained a positive cumulative one year gap position as a natural hedge against a rising rate environment and to compensate for a high percentage of earning assets that were indexed against a lagging index such as the 11th District Cost of Funds ("COFI"). Over the last several years, the Bank has successfully transformed its balance sheet towards becoming less sensitive to sharp rises in interest rates. Liquid deposit balances have grown to represent 55% of total deposits. The lower cost of funds has contributed significantly in increasing the Bank's net interest margin to 2.73% in 2000 from 2.57% in 1999 and 2.56% in 1998.

     In addition, the Bank has reduced its percentage of COFI indexed assets from 41% of total earning assets in 1998 to 30% in 2000 and increased its market rate index loans such as prime and Libor from 31% in 1998 to 45% in 2000. As the Bank was transitioning its balance sheet towards more market sensitive assets, the Federal Open Market Committee ("FOMC") increased the targeted fed funds rate six times for a total of 175 basis points from May 1999 to May 2000 in an attempt to temper the growth of the economy. This upward rate environment contributed to the average yield on earning assets increasing to 7.92% in 2000 from 7.30% in 1999.

     However, in early 2001, the FOMC began a series of interest rate cuts, which as of March 26, 2001 stands at 150 basis points. As a result of these rate cuts, the Bank's market rate index loans will reprice downwards faster than its lagging index loans. It is doubtful whether the Bank can match the downward repricing of its deposits as quickly as the downward repricing of loans, in large part due to competitive pressure. This short-term pricing situation is expected to decrease the Bank's net interest margin in the first half of 2001.

     The following table summarizes the differences between the Bank's maturing or rate adjusting assets and liabilities at December 31, 2000. Generally, when maturing or rate adjusting assets exceed maturing or rate adjusting liabilities during a given period, a declining rate environment generally will inhibit earnings and increasing rates will serve to enhance earnings. On a cumulative basis, this is the Bank's position as of December 31, 2000, for the three months and less and the three to six months categories. Conversely, an excess of maturing or rate adjusting liabilities over maturing or rate adjusting assets during a given period will serve to enhance earnings in a declining rate environment and inhibit earnings in a rising rate environment. The table illustrates projected maturities or interest rate adjustments based upon the contractual maturities or adjustment dates at December 31, 2000.

                  Assets, Liabilities and Stockholders' Equity
                          Maturing or Adjusting During
                     Periods Subsequent to December 31, 2000


                                                                                                              Non-
                                                 3 Months     3 to 6      6 to 12     1 to 2      Over 2    Interest
                                    Immediate    or Less      Months       Months      Years      Years    Sensitive    Total
                                    ---------   ----------   ---------   ---------   ---------   --------  ---------  ----------
                                                                           ($ in thousands)
Assets:
Loans(1)........................... $      --   $1,905,881   $ 332,638   $  73,389   $  63,083   $782,937   $    --    3,157,928
Securities.........................                267,327       4,604       5,719                  6,870                284,520
Cash and short-term investments....    61,894                                                                             61,894
FHLB stock.........................                 58,145                                                                58,145
Noninterest-earning assets, net....                                                                           93,896      93,896
                                    ---------   ----------   ---------   ---------   ---------   --------  ---------  ----------
  Total............................ $  61,894   $2,231,353   $ 337,242   $  79,108   $  63,083   $789,807   $ 93,353  $3,656,383
                                    =========   ==========   =========   =========   =========   ========  =========  ==========

Liabilities and Stockholders'
Equity:
Checking, MMA and passbook
accounts(2)........................ $      --   $1,384,880   $      --   $      --   $      --   $     --   $     --  $1,384,880
Certificates of deposit:
  $100,000 or greater..............                138,160      55,435     133,525      20,954      7,599                355,473
  Less than $100,000...............                272,639     145,727     301,696      53,211     16,776                790,049
FHLB advances-long term(3).........                292,560     175,000     102,500      44,000    108,500                722,560
Short-term FHLB advances...........                 37,000
Other liabilities..................                                                                           38,312      38,312
Subordinated debentures and notes..                                                                70,256                 70,256
Minority interest..................                                                                55,000                 55,000
Stockholders' equity...............                                                                          202,853     202,853
                                    ---------   ----------   ---------   ---------   ---------   --------  ---------  ----------
  Total............................ $      --   $2,125,239     376,162   $ 537,521   $ 118,165   $258,131   $241,165  $3,656,383
                                    =========   ==========   =========   =========   =========   ========  =========  ==========

Net repricing assets over (under)
repricing liabilities equals GAP... $  61,894   $  106,114   $ (38,920)  $(458,413)  $(55,082)   $531,676   (147,269)
                                    =========   ==========   =========   =========   =========   ========  =========
GAP as a percentage of total
assets.............................     1.69%         2.90%      -1.06%     -12.54%      -1.51%     14.54%     -4.03%
                                    =========   ==========   =========   =========   =========   ========  =========
Cumulative GAP..................... $  61,894   $  168,008   $ 129,088   $(329,325)  $(384,407)  $147,269   $     --
                                    =========   ==========   =========   =========   =========   ========  =========
Cumulative GAP as percentage of
total assets.......................     1.69%         4.59%       3.53%      -9.01%     -10.51%      4.03%
                                    =========   ==========   =========   =========   =========   ========

------------------
(1) Adjustable rate loans consist principally of real estate secured loans with a maximum term of 30 years. Such ARM loans are generally adjustable monthly, semiannually, or annually based upon changes in the FHLB 11th District Cost of Funds Index (COFI), the London Interbank Borrowing Rate (LIBOR), the One Year Treasury Constant Maturity Index, the Twelve Month Moving Average One Year Treasury Index, or the Federal Reserve's Six Month CD Index, subject generally to a maximum increase of 2% annually and 5% over the lifetime of the loan.

(2) Checking, MMA and passbook account maturities and rate adjustments are allocated based upon management's experience of historical interest rate volatility and erosion rates. However, all such accounts are contractually subject to immediate withdrawal.

(3) FHLB advances totaling $497,560,000 have a remaining maturity greater than one year and the weighted average remaining term to maturity for these advances is 5.71 years.

     In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to reprice, they may react differently to changes in market interest rates. Additionally, the interest rates on certain types of assets and liabilities change quickly to match changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. The Bank considers the anticipated effects of these various factors in implementing its interest rate risk management activities, including the utilization of interest rate caps.

Corporate History

     First Republic Bancorp ("Bancorp"), the legal predecessor of the Bank, was incorporated in February 1985. A subsidiary of Bancorp operated primarily in California as a thrift and loan company until 1997.

     In December 1993, Bancorp acquired in a purchase transaction all of the common stock of a Nevada chartered thrift and loan. Upon approval by federal and state regulatory agencies, this institution was relocated to Las Vegas, Nevada in January 1994 and renamed First Republic Savings Bank. The purpose of this acquisition was to enable the Bank to gather deposits in the Las Vegas, Nevada area and to continue its lending activities under an FDIC deposit insured financial institution.

     In May 1990, Bancorp established a wholly-owned mortgage originating subsidiary, First Republic Mortgage, Inc., which commenced operations from its office in Las Vegas. Until January 1994, First Republic Mortgage, Inc. originated construction loans for Bancorp and its subsidiaries on low- and moderate-income single family homes and multifamily units and originated permanent mortgage loans on low- and moderate-income multifamily units and on commercial real estate properties, all of which properties are located in and proximate to Las Vegas.

     In September 1997, Bancorp was merged with and into its subsidiary, resulting in a creation of the Bank as a publicly traded, commercial bank chartered in the State of Nevada. In August 1998, the Bank acquired full banking powers in the state of New York. In January 1999, the Bank completed the acquisition of Trainer Wortham & Company and in January 2000 the Bank acquired approximately a 18% interest in the parent company of Froley Revy.

Competition

     The Bank faces strong competition in the attraction of deposits, the making of real estate secured loans and the acquisition of customer assets for management by investment advisory, trust or brokerage operations. The Bank competes for deposits and loans by advertising, by offering competitive interest rates and by seeking to provide a higher level of personal service than is generally offered by larger competitors. The Bank generally does not have a significant market share of the total deposit-taking or lending activities in the areas in which it conducts operations.

     Management believes that its most direct competition for deposits comes from commercial banks, savings and loan associations, thrift and loan companies, credit unions, and brokerage firms. The Bank's cost of funds fluctuates with market interest rates and also has been affected by higher rates being offered by certain institutions. During certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and governmental debt securities as well as money market mutual funds.

     The Bank's competition in making loans comes principally from savings and loan associations, mortgage companies, commercial banks, insurance companies, and full service brokerage firms. Aggressive pricing policies of the Bank's competitors on new ARM, intermediate fixed rate and fixed rate loans, especially during a period of declining mortgage loan originations, have in the past resulted in a decrease in the Bank's mortgage loan origination volume and a decrease in the profitability of the Bank's loan originations. During part of the past three years when interest rates were low and the yield curve was very flat or inverted, many competing financial institutions offered intermediate fixed rate loans at very competitive prices. Many of the nation's largest savings and loan associations, mortgage companies and commercial banks have a significant number of branch offices in the areas in which the Bank operates. The Bank competes for loans principally through the quality of service it provides to borrowers, real estate brokers and loan agents, while maintaining competitive interest rates, loan fees and other loan terms.

     The enactment of the Interstate Banking and Branching Act in 1994 and the California Interstate Banking and Branching Act of 1995 have increased competition within California. Recent legislation has also made it easier for out-of-state credit unions to conduct business in California and allows industrial banks to offer consumers more lending products. The Financial Services Act of 1999 also increases competition. Regulatory reform, as well as other changes in federal and California law, will also affect competition. The availability of banking services over the internet or "e-banking" has continued to expand. While the impact of these changes, and of other proposed changes, cannot be predicted with certainty, it is clear that the business of banking in California will remain highly competitive.

Certain Additional Business Risks

     The Bank's business, financial condition and operating results can be affected by a number of factors, including but not limited to those set forth below, any one of which could cause the Bank's actual results to vary materially from recent results or from the Bank's anticipated future results.

     The loan portfolio of the Bank is primarily secured by real estate. At December 31, 2000, real estate served as the principal source of collateral and approximately 98% of the Bank's loan portfolio was secured. A worsening of current economic conditions could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of the available-for-sale investment portfolio, as well as on the Bank's financial condition and results of operations in general and the market value for the Bank's common stock. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Bank's financial condition.

     The Bank is subject to certain operations risks, including but not limited to data processing system failures and errors and customer or employee fraud. The Bank maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Bank's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Bank's business, financial condition or results of operations.

The Effect of Government Policy on Banking

     The earnings and growth of the Bank are affected not only by local market area factors and general economic conditions, but also by government monetary and fiscal policies. For example, the Board of Governors of the Federal Reserve System (the "FRB") influences the supply of money through its open market operations in U.S. Government securities and adjustments to the discount rates applicable to borrowings by depository institutions and others. Such actions influence the growth of loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of future changes in such policies on the business and earnings of the Bank cannot be predicted. Additionally, state and federal tax policies can impact banking organizations.

     As a consequence of the extensive regulation of commercial banking activities in the United States, the business of the Bank is particularly susceptible to being affected by the enactment of federal and state legislation which may have the effect of increasing or decreasing the cost of doing business, modifying permissible activities or enhancing the competitive position of other financial institutions. Any change in applicable laws or regulations may have a material adverse effect on the business and prospects of the Bank.

Bank Regulation and Supervision

     The Bank is subject to regulation, supervision and examination under both federal and state law. The Bank is subject to supervision and regulation by the Commissioner, Department of Business and Industry, Financial Institutions Division, State of Nevada (the "Nevada Commissioner") and by the FDIC as an insured nonmember state bank. The regulations of these agencies affect most aspects of the Bank's business and prescribe permissible types of loans and investments, the amount of required reserves, requirements for branch offices, the permissible scope of the Bank's activities and various other requirements. While the Bank is not a member of the FRB, it is subject to certain regulations of the FRB dealing primarily with check clearing activities, establishment of banking reserves, Truth-in-Lending (Regulation Z), Truth-in-Savings (Regulation
DD), and Equal Credit Opportunity (Regulation B). The Bank is not regulated or supervised by the Office of Thrift Supervision, the Office of the Comptroller of the Currency, or the Federal Reserve Board.

     The Nevada banking law and regulations ("Nevada Law") allow a commercial bank to increase capital by issuing interest-bearing capital notes or debentures, subject to regulation by the Nevada Commissioner, such as the subordinated debentures and notes issued by the Bank. Such subordinated debentures and notes are not deposits and are not insured by the FDIC or any other governmental agency, generally are required to have an initial maturity of a minimum of seven years and a maximum of twenty-five years and are subordinated to deposit holders, general creditors and secured creditors of the issuing bank.

     The Bank's deposits are insured by the FDIC to the full extent permissible by law. As an insurer of deposits, the FDIC issues regulations, conducts examinations, requires the filing of reports and generally supervises the operations of institutions to which it provides deposit insurance. The Bank is subject to the rules and regulations of the FDIC as a bank which is insured and regulated by that entity. The approval of the FDIC is required prior to any merger, consolidation or change in control, or the establishment or relocation of any branch office of the Bank. This supervision and regulation is intended primarily for the protection of the depositors and to ensure services for the public's convenience and advantage.

     Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies.

Nevada Law

     The Nevada Law governs the licensing and regulation of Nevada commercial banks, including organizational and capital requirements, investment authority, branch offices and electronic terminals, declaration of dividends, change of control, merger, out of state activities, interstate branching and banking, debt offerings, borrowing limits, limits on loans to one obligor, liquidation and sale of options in the Bank to its directors, officers, and employees and purchase of its own shares. The Nevada Commissioner is charged with the supervision and regulation of the Bank.

     In addition to the powers conferred upon private corporations and limited-liability companies under Nevada statutes, under Nevada Law, the Bank may engage in the general banking business, including but not limited to accepting deposits, making secured and unsecured loans, issuing, advising and confirming letters of credit, purchasing, holding, conveying and investing in real property, and selling annuities (unless prohibited by federal law). Additionally, as specified in the Nevada Law, the Bank may exercise any authority and perform all acts that a national bank may exercise or perform, with the consent of the Nevada Commissioner.

     Under Nevada Law there is no interest rate limitation on loans; however, for certain types of secured loans Nevada Law imposes minimum collateral requirements. There are no terms or amortization restrictions on loans. The Bank is required to invest its funds as limited by Nevada Law and in investments which are legal investments for banks subject to any limitation under general law. Loans to one person as primary obligor may not exceed 25 percent of a bank's stockholders' equity and, except as to limitations on loans to one borrower, loans secured by real or personal property, may be made to any person without regard to the location or nature of the collateral.

     Under Nevada Law, a bank's borrowings may not exceed 200 percent of its stockholders' equity without consent of the Nevada Commissioner, subject to certain exceptions.

     Under Nevada Law there is a rebuttable presumption that a company which directly or indirectly owns, controls or has the power to vote less than 10 percent of the voting stock of a bank does not control the bank. Thus, if such ownership or control did occur, approval thereof would be required from the Nevada Commissioner.

     In addition to remedies available to the FDIC, the Nevada Commissioner may take possession of a bank if certain conditions exist.

Capital Standards

     The federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as certain loans.

     In determining the capital level the Bank is required to maintain, the federal banking agencies do not, in all respects, follow generally accepted accounting principles ("GAAP") and have special rules which have the effect of reducing the amount of capital they will recognize for purposes of determining the capital adequacy of the Bank.

     A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off balance sheet items. The regulators measure risk-adjusted assets and off balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock, other types of qualifying preferred stock and limited amounts of minority interests in certain subsidiaries, less most other intangible assets and other adjustments. Net unrealized losses on available-for-sale equity securities with readily determinable fair value must be deducted in determining Tier 1 capital. For Tier 1 capital purposes, deferred tax assets that can only be realized if an institution earns sufficient taxable income in the future are limited to the amount that the institution is expected to realize within one year, or ten percent of Tier 1 capital, whichever is less. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, term preferred stock and other types of preferred stock not qualifying as Tier 1 capital, term subordinated debt and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital are subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets and off balance sheet items of 8%, and a minimum ratio of Tier 1 capital to adjusted average risk-adjusted assets and off balance sheet items of 4%.

     On October 1, 1998, the FDIC adopted two rules governing minimum capital levels that FDIC-supervised banks must maintain against the risks to which they are exposed. The first rule makes risk-based capital standards consistent for two types of credit enhancements (i.e., recourse arrangements and direct credit substitutes) and requires different amounts of capital for different risk positions in asset securitization transactions. The second rule permits limited amounts of unrealized gains on debt and equity securities to be recognized for risk-based capital purposes. The FDIC rules also provide that a qualifying institution that sells small business loans and leases with recourse must hold capital only against the amount of recourse retained. In general, a qualifying institution is one that is well-capitalized under the FDIC's prompt corrective action rules. The amount of recourse that can receive the preferential capital treatment cannot exceed 15% of the institution's total risk-based capital.

     In addition to the risk-based guidelines, the federal banking agencies require banking organizations to maintain a minimum amount of Tier 1 capital to adjusted average total assets, referred to as the leverage capital ratio. For a banking organization rated in the highest of the five categories used to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. It is improbable, however, that an institution with a 3% leverage ratio would receive the highest rating since a strong capital position is a significant part of the rating. For all banking organizations not rated in the highest category, the minimum leverage ratio must be at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, must be at least 4% or 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the federal banking regulations have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

     As of December 31, 2000, the Bank's capital ratios exceeded applicable regulatory requirements. The following tables present the capital ratios for the Bank, compared to the standards for well-capitalized depository institutions and minimum capital requirements, as of December 31, 2000 (dollar amounts in thousands).


                                                           Well
                                   Actual             Capitalized
                           ----------------------        Ratio        Minimum
                            Capital        Ratio      Requirement     Capital
                           --------       -------     -----------     -------
Leverage ................  $229,712         6.25%         5.0%         4.0%
Tier 1 Risk-Based .......  $229,712         9.31          6.0          4.0
Total Risk-Based ........  $322,135        13.06         10.0          8.0


     At December 31, 2000, the Tier 1 capital of the Bank included $55,000,000 of minority interest and the Tier 2 capital of the Bank included $70,256,000 of subordinated debentures and notes plus the allowance for loan losses of $22,167,000. Additional information is provided in Note 11 to the Bank's Annual Report to stockholders, incorporated by reference herein.

     The FDIC has adopted regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation will be made as part of the institution's regular safety and soundness examination. The FDIC also has adopted regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in evaluation of a financial institution's capital adequacy.

Prompt Corrective Action and Other Enforcement Mechanisms

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law required each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

     Under the prompt corrective action provisions of FDICIA, an insured depository institution generally will be classified in the following categories based on the capital measures indicated below:

"Well capitalized"                             "Adequately capitalized"
------------------                             ------------------------
Total risk-based capital of 10%;               Total risk-based capital of 8%;
Tier 1 risk-based capital of 6%; and           Tier 1 risk-based capital of 4%; and
Leverage ratio of 5%.                          Leverage ratio of 4%.

"Undercapitalized"                             "Significantly undercapitalized"
------------------                             --------------------------------
Total risk-based capital less than 8%;         Total risk-based capital less than 6%;
Tier 1 risk-based capital less than 4%; or     Tier 1 risk-based capital less than 3%; or
Leverage ratio less than 4%.                   Leverage ratio less than 3%.

"Critically undercapitalized"
-----------------------------
Tangible equity to total assets less than 2%.

     An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions.

     In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

Safety and Soundness Standards

     FDICIA also implemented certain specific restrictions on transactions and required federal banking regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, restricts the use of brokered deposits, limits the aggregate extensions of credit by a depository institution to an executive officer, director, principal shareholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts.

     The federal banking agencies may require an institution to submit to an acceptable compliance plan as well as the flexibility to pursue other more appropriate or effective courses of action given the specific circumstances and severity of an institution's noncompliance with one or more standards.

Premiums for Deposit Insurance and Assessments for Examinations

     FDICIA established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the United States Treasury; up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank; and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. FDICIA also provides authority for special assessments against insured deposits. No assurance can be given at this time as to what the future level of insurance premiums will be.

Community Reinvestment Act and Fair Lending Developments

     The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities.

Recently Enacted Legislation

     On March 11, 2000, the Financial Services Act of 1999 (the "FSA") became effective. The FSA repealed provisions of the Glass-Steagall Act, which had prohibited commercial banks and securities firms from affiliating with each other and engaging in each other's businesses. Thus, many of the barriers prohibiting affiliations between commercial banks and securities firms have been eliminated.

     The FSA allows new "financial holding companies" ("FHC") to offer banking, insurance, securities and other financial products to consumers. Specifically, the FSA amended section 4 of the Bank Holding Company Act ("BHCA") in order to provide for a framework for the engagement in new financial activities. Bank holding companies ("BHC") may elect to become a FHC if all its subsidiary depository institutions are well-capitalized and well-managed. If these requirements are met, a BHC may file a certification to that effect with the FRB and declare that it elects to become a FHC. After the certification and declaration is filed, the FHC may engage either de novo or though an acquisition in any activity that has been determined by the FRB to be financial in nature or incidental to such financial activity. BHCs may engage in financial activities without prior notice to the FRB if those activities qualify under the new list of permissible activities in section 4(k) of the BHCA. However, notice must be given to the FRB within 30 days after a FHC has commenced one or more of the financial activities. The Bank has not elected to become a FHC.

     Under the FSA, national banks and state banks such as First Republic are permitted to engage through "financial subsidiaries" in certain financial activities permissible for affiliates of FHCs. However, to be able to engage in such activities the national bank must also be well-capitalized and well-managed and have received at least a "satisfactory" rating in its most recent CRA examination. The aggregate consolidated total assets of all financial subsidiaries of a national bank may not exceed the lesser of 45% of the consolidated total assets of the parent bank or $50 billion. In addition, if the national bank ranks as one of the top 50 largest insured banks in the United States, it must have an issue of outstanding long-term debt rated in one of the 3 highest rating categories by an independent rating agency. If the national bank falls within the next group of 50, it must either meet the debt-rating test described above or satisfy a comparable test jointly agreed to by the FRB and the Treasury Department. No debt rating is required for any national bank not within the top 100 largest insured banks in the United States. We do not have any such debt outstanding.

     The Bank cannot be certain of the effect of the foregoing recently enacted legislation on its business, although there is likely to be consolidation among financial services institutions and increased competition for the Bank.

Pending Legislation and Regulations

     Certain pending legislative proposals include bills to permit banks to pay interest on business checking accounts, to cap consumer liability for stolen debit cards, to enact privacy rules designed to regulate the ability of financial institutions to use or share customer information, to end certain predatory lending practices, to allow the payment of interest on reserves that financial institutions must keep with FRB and to give judges the authority to force high-income borrowers to repay their debts rather than cancel them through bankruptcy. A proposal to merge the FDIC's two funds, the BIF and the Savings Association Insurance Fund, is also being discussed. The Company also expects that during 2001, the Financial Accounting Standards Board will issue guidance as to whether to retain the pooling-of-interests method of accounting for business combinations and related issues, including whether to adopt an impairment-only approach to amortization of goodwill.

Restrictions on Dividends and Other Distributions

     Under Nevada Law, the Bank may declare a dividend and make distributions of so much of its net profits as is determined to be expedient. However, no distribution may be made if such distribution would reduce its stockholders' equity below its initial stockholders' equity, and as otherwise consistent with the Bank's policy and issues of safety and soundness.

     The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

     The federal banking agencies also have authority to prohibit a depository institution from engaging in business practices which are considered to be unsafe or unsound, possibly including payment of dividends or other payments under certain circumstances even if such payments are not expressly prohibited by statute.

Other Regulatory Matters

     FDICIA requires insured depository institutions with the amount of total assets held by the Bank to undergo a full-scope, on-site examination by their primary Federal banking agency at least once every 12 months. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate Federal banking agency against each institution or affiliate as it deems necessary or appropriate.

     The federal banking agencies issued final regulations prescribing uniform guidelines for real estate lending in 1992. The regulations required insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate.

     The federal banking agencies amended their regulations as of June 7, 1994, regarding the requirements for appraisals of "real estate related financial transactions" for federally regulated financial institutions. A federally regulated transaction is any real estate related financial transaction for which an appraisal is required. An appraisal must be conducted by either state certified or state licensed appraisers for all such transactions unless an exemption applies. The more common exceptions relate to (i) transactions valued at $250,000 or less; (ii) business loans valued at $1 million or less and not dependent upon real estate as the primary source of repayment; or (iii) transactions that are not secured by real estate. Appraisals performed in connection with federally related transactions must also comply with the agencies appraisal standards.

Employees

     As of December 31, 2000, the Bank had 423 full-time employees. Management believes that its relations with employees are satisfactory. The Bank is not a party to any collective bargaining agreement.

Statistical Disclosure Regarding the Business of the Bank

     The following statistical data relating to the Bank's operations should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes to Consolidated Financial Statements at pages 49 to 96 of the Bank's Annual Report to stockholders, incorporated by reference herein. Average balances are determined on a daily basis.

Distribution of Assets, Liabilities and Stockholders' Equity, Interest Rates and Differentials

     The following table presents for the years indicated the distribution of average assets, liabilities and stockholders' equity as well as the total dollar amounts of interest income from average interest-earning assets and the resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates. Nonaccrual loans are included in the calculation of the average balances of loans and interest not accrued is excluded. The yield on short-term investments has been adjusted upward to reflect the effects of certain income thereon which is exempt from federal income tax, assuming an effective rate of 35% for all years.


                                                                    Year Ended December 31,
                            -------------------------------------------------------------------------------------------------------
                                          2000                               1999                               1998
                            --------------------------------   --------------------------------   ---------------------------------
                             Average                Yields/     Average                Yields/     Average                 Yields/
                             Balance     Interest    Rates      Balance     Interest    Rates      Balance      Interest    Rates
                            ----------   --------   --------   ----------   --------   --------   ----------    --------   --------
                                                                       ($ In Thousands)
Assets:                     $    5,860
Interest-earning deposits
with other institutions         13,502   $    333     5.68%    $    2,652   $    133     5.02%    $      842    $     42     4.99%
Short-term investments         324,790      1,036     7.55         10,076        619     6.06         62,698       3,949     6.21
Investment securities        3,284,697     22,235     6.85        274,147     16,331     5.96        201,009      12,805     6.37
                            ----------
Loans                        3,628,849    266,016     8.04      2,822,112    211,130     7.44      2,245,313     178,652     7.96
                                         --------              ----------   --------              ----------    --------
   Total interest-earning
   assets                      106,285    289,620     7.92      3,108,987    228,213     7.30      2,509,862     195,448     7.79
                            ----------                                                                          --------
Noninterest-earning assets  $3,735,134                             64,113                             23,926
                            ==========                         ----------                         ----------
Total average assets                                           $3,173,100                         $2,533,788
                                                               ==========                         ==========

Liabilities and
  Stockholders'
  Equity:                   $  192,422
Checking accounts              506,772   $  1,162     0.60%    $   89,120   $    788     0.88%    $   43,569    $    421     0.97%
MMA accounts                   596,460     25,012     4.94        281,305     12,288     4.37        164,623       7,971     4.84
Passbook accounts            1,058,890     29,616     4.97        631,632     28,411     4.50        368,557      17,680     4.80
                            ----------
Certificates of deposit      2,354,544     62,856     5.94        922,177     48,700     5.28        999,741      57,927     5.79
                                         --------              ----------   --------              ----------    --------
   Total deposits            1,029,195    118,646     5.04      1,924,234     90,187     4.69      1,576,490      83,999     5.33
 Other borrowings               70,464     64,293     6.25        931,587     50,740     5.45        687,719      40,335     5.87
                            ----------
 Subordinated debentures
 and notes                   3,454,203      5,670     8.05         76,498      6,155     8.05         82,891       6,750     8.14
                                         --------              ----------   --------              ----------    --------
 Total interest-bearing
 liabilities                    87,081    188,609     6.36      2,932,319    147,082     5.02      2,347,100     131,084     5.58
                                         --------                           --------                            --------
 Noninterest-bearing
 liabilities                                                       54,448                             21,993
                               193,850
                            ----------
 Stockholders' equity       $3,735,134                            186,333                            164,695
                            ==========                         ----------                         ----------
 Total average
 liabilities and
 Stockholders' equity                                          $3,173,100                         $2,533,788
                                                               ==========                         ==========
 Net interest spread (1)                              2.46%                             2.289%                               2.21%
 Net interest income and
 net interest margin (2)                 $101,011     2.73%                 $ 81,131     2.57%                  $ 64,364     2.56%
                                         ========                           ========                            ========

-----------------
(1) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(2) Net interest margin is computed by dividing net interest income by total average interest-earning assets.

Rate and Volume Variances

     Net interest income is affected by changes in volume and changes in rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on assets and rates paid on liabilities.

     The following table sets forth, for the periods indicated, a summary of the changes in interest earned and interest paid resulting from changes in average asset and liability balances (volume) and changes in average interest rates. Where significant, the changes in interest due to both volume and rate have been allocated to the changes due to volume and rate in proportion to the relationship of absolute dollar amounts in each. Tax-exempt income from short-term investments is presented on a tax-equivalent basis.

                                                            2000 vs. 1999                             1999 vs. 1998
                                               ------------------------------------------------------------------------------
                                                Volume         Rate         Total         Volume         Rate         Total
                                               ------------------------------------------------------------------------------
                                                                               ($ in thousands)
Increase (Decrease) in Interest Income:
Interest-earning deposits with other
institutions ................................  $   179       $    21       $   200       $    91      $     --       $    91
Short-term investments ......................      241           176           417        (3,236)          (94)       (3,330)
Investment securities .......................    3,261         2,643         5,904         4,414          (888)        3,526
Loans .......................................   36,725        18,161        54,886        44,608       (12,130)       32,478
                                               -------       -------       -------       -------      --------       -------
  Total increase (decrease) .................   40,406        21,001        61,407        45,877       (13,112)       32,765
                                               -------       -------       -------       -------      --------       -------
Increase (Decrease) in Interest Expense:
Checking accounts ...........................      756          (382)          374           412           (45)          367
MMA .........................................   10,859         1,865        12,724         5,206          (889)        4,317
Passbook ....................................   (1,652)        2,857         1,205        11,946        (1,215)       10,731
Certificates of deposit .....................    7,676         6,480        14,156        (4,323)       (4,904)       (9,227)
Other borrowings ............................    5,652         7,901        13,553        13,525        (3,120)       10,405
Subordinated debentures and notes ...........     (485)           --          (485)         (520)          (75)         (595)
                                               -------       -------       -------       -------      --------       -------
  Total increase (decrease) .................   22,806        18,721        41,527        26,246       (10,248)       15,998
                                               -------       -------       -------       -------      --------       -------
Increase (decrease) in net interest income ..  $17,600       $ 2,280       $19,880       $19,631      $ (2,864)      $16,767
                                               =======       =======       =======       =======      ========       =======

Types of Loans

     The following table sets forth by category the total loan portfolio of the Bank at the dates indicated:

                                                                                December 31,
                                               -----------------------------------------------------------------------------
                                                  2000             1999             1998            1997             1996
                                               ----------       ----------       ----------      ----------       ----------
Loans:
Single family (1-4 units) (1) .............    $1,547,390       $1,999,868       $1,663,478      $1,328,466       $1,231,230
Multifamily (5+ units) ....................       391,041          347,565          334,958         347,626          320,715
Commercial real estate ....................       612,667          504,553          355,523         305,747          285,141
Multifamily/commercial construction .......        52,960           26,667           37,607          18,038            7,347
Single family construction ................       120,634           78,892           57,343          53,072           36,686
Home equity credit lines ..................       255,497          129,594           89,630          65,355           35,497
                                               ----------       ----------       ----------      ----------       ----------
  Real estate mortgages subtotal ..........     2,980,189        3,087,139        2,538,539       2,118,304        1,916,616
Other loans ...............................       177,739          103,781           44,862          21,554            6,833
                                               ----------       ----------       ----------      ----------       ----------
         Total loans ......................     3,157,928        3,190,920        2,583,401       2,139,858        1,923,449
Net deferred loan (fees) costs ............          (600)             920          (1,336)          (2,216)          (3,316)
Allowance for loan losses .................       (22,167)         (20,959)        (20,605)         (19,157)         (17,520)
                                               ----------       ----------      ----------       ----------       ----------
Loans, net ................................    $3,135,161       $3,170,881      $2,561,460       $2,118,485       $1,802,813
                                               ==========       ==========      ==========       ==========       ==========

(1)  Includes loans held for sale.

     The following table shows the maturity distribution of the Bank's real estate construction and other loans outstanding as of December 31, 2000, which, based on remaining scheduled repayments of principal, were due within the periods indicated. Substantially all such loans are adjustable rate in nature.

                                                            After One but
                                                             Within Five      More than Five
                                         Within One Year        Years             Years             Total
                                         ---------------    -------------     --------------      --------
                                                                  ($ in thousands)
Maturity Distribution:
Real estate construction loans ......       $121,967          $ 51,627           $    --          $173,594
Stock secured loans .................         30,763            10,311               375            41,449
Other secured loans .................          4,444            17,256            24,219            45,919
Unsecured loans .....................         45,541            12,174             3,505            61,220
Commercial business loans ...........         14,592            13,386               605            28,583
                                            --------          --------           -------          --------
     Total ..........................       $217,307          $104,754           $28,704          $350,765
                                            ========          ========           =======          ========

     Asset Quality

     The Bank places an asset on nonaccrual status when any installment of principal or interest is over 90 days past due (except for single family loans which are well secured and in the process of collection), or when management determines the ultimate collection of all contractually due principal or interest to be unlikely. Restructured loans where the Bank grants payment or significant interest rate concessions are placed on nonaccrual status until collectibility improves and a satisfactory payment history is established, which generally is the receipt of at least six consecutive payments. Real estate collateral obtained by the Bank is referred to as "REO."

     The Bank's cumulative loss experience since inception on single-family mortgage loans has been approximately 0.03% of loans originated in over fifteen years. The Bank's average annualized net chargeoff experience on its single family loans for the last three years was less than 0.001% of average single family loans. The Bank experienced a higher level of chargeoffs in 1995 and 1996, in connection with the resolution of delinquent loans and sale of REO than it experienced in prior years. For the past four years, recoveries have exceeded chargeoffs for each year. The ratio of the Bank's net loan chargeoffs (recoveries) to average loans was (0.01)% for 2000, (0.01)% for 1999 and (0.06)% for 1998.

     Additional information is provided under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset Quality and--Provisions for Loan Losses and Activity in Allowance" on pages 86 and 87 of the Bank's Annual Report to stockholders, incorporated by reference herein.

     The following table presents nonaccruing loans and investments, REO, restructured performing loans and accruing single family loans more than 90 days past due at the dates indicated.


                                                                        Year Ended December 31,
                                                ----------------------------------------------------------------------
                                                   2000           1999           1998           1997           1996
                                                ----------     ----------     ----------     ----------     ----------
                                                                           ($ in thousands)

Nonaccruing Assets and Other Loans:

Single family.................................  $       --     $       --     $       --             --             --
Multifamily...................................         942         11,446          3,795          9,881         18,402
Commercial real estate........................          --             --          1,640          6,776          5,783
Other.........................................          --             --             --             26             69
Real estate owned ("REO").....................       1,241             --             51          2,698          4,313
                                                ----------     ----------     ----------     ----------     ----------
  Total nonaccruing assets....................       2,183         11,446          5,486         19,381         28,567
Restructured performing loans.................       1,112            965          4,349          2,441          7,220
                                                ----------     ----------     ----------     ----------     ----------
  Total nonaccruing assets and restructured
  performing loans............................  $    3,295     $   12,411     $    9,835     $   21,822     $   35,787
                                                ==========     ==========     ==========     ==========     ==========
Accruing single family loans more than 90
days past due.................................  $       --     $       41     $       --     $      626     $    4,565
                                                ==========     ==========     ==========     ==========     ==========
Percent of Total Assets:
All nonaccruing assets........................       0.06%          0.32%          0.19%          0.80%          1.32%
Nonaccruing assets and restructured
performing loans..............................       0.09%          0.34%          0.33%          0.90%          1.66%


     The following table provides certain information with respect to the Bank's allowance for loan loss position and provisions for loan losses as well as chargeoff and recovery activity.


                                                                        Year Ended December 31,
                                                ----------------------------------------------------------------------
                                                   2000           1999           1998           1997           1996
                                                ----------     ----------     ----------     ----------     ----------
Allowance for Loan Losses:
Balance beginning of year.....................  $   20,959     $   20,605     $   19,157     $   17,520     $   18,068
Provision charged to operations...............       1,000             --             --            500          5,838
Chargeoffs on originated loans:
  Single family...............................          --             --            (13)            --           (302)
  Multifamily.................................          --           (503)          (481)          (852)        (6,548)
  Commercial real estate......................          --             --           (175)            --           (705)
  Other loans.................................          (2)            (1)            --            (10)           (21)
Recoveries on originated loans:
  Multifamily.................................         195            705          1,905          1,525            287
  Commercial real estate......................          --            113            201            468            855
  Other loans.................................          15             40             11              6             48
                                                ----------     ----------     ----------     ----------     ----------
Net (chargeoffs) recoveries...................         208            354          1,448          1,137         (6,386)
                                                ----------     ----------     ----------     ----------     ----------
Balance end of year...........................  $   22,167     $   20,959     $   20,605     $   19,157     $   17,520
                                                ==========     ==========     ==========     ==========     ==========
Average loans for the year....................  $3,284,697     $2,822,112     $2,245,313     $2,001,514     $1,818,100
Total loans at year end.......................   3,157,928      3,190,920      2,583,401      2,139,858      1,923,449
Ratios of allowance to:
  Total loans.................................       0.70%          0.66%          0.80%          0.90%          0.91%
  Nonaccruing loans...........................       2353%           183%           376%           114%            72%
  Nonaccruing loans and restructured
  performing loans............................       1079%           169%           210%           100%            56%
Net chargeoffs (recoveries) to average loans..      (0.01)%        (0.01)%        (0.06)%        (0.05)%         0.35%

     The following table sets forth management's historical allocation of the allowance for loan losses by loan category to specific loans classified as a result of the Bank's loan review process and the percentage of loans in each category to total loans at the dates indicated:

                                                                            December 31,
                                ---------------------------------------------------------------------------------------------------
                                        2000                 1999               1998                1997                1996
                                ------------------  ------------------  -------------------  ------------------  ------------------
                                Allowance           Allowance            Allowance           Allowance           Allowance
                                   for                 for                  for                 for                 for
                                  Loan      % of      Loan      % of       Loan      % of      Loan      % of      Loan      % of
                                 Losses     Loans    Losses     Loans     Losses     Loans    Losses     Loans    Losses     Loans
                                ---------  -------  ---------  -------  ----------  -------  ---------  -------  ---------  -------

                                                                          ($ In thousands)

     Loan Category:
     Single family              $     --      49.0%  $     --     62.7%  $    100     64.4%  $    100     62.1%  $    200     64.0%
     Multifamily                     350      12.4      1,000     10.9      1,500     13.0      2,500     16.2      4,200     16.7
     Commercial real estate           --      19.4         --     15.6        300     13.8      1,500     14.3      1,100     14.8
     Multifamily/commercial
       construction                   --       1.7         --      0.8         --      1.5         --      0.8         --      0.4
     Single family construction       --       3.8         --      2.5         --      2.2         --      2.5         --      1.9
     Home equity credit lines         --       8.1         --      4.1         --      3.4         --      3.1         --      1.8
     Other loans                      --       5.6        200      3.4        200      1.7         10      1.0         20      0.4
     Unallocated allowance        21,817        --     19,759       --     18,505       --     15,047       --     12,000       --
                                ---------    -----   ---------   -----   --------    -----   --------    -----   --------    -----
                                $ 22,167     100.0%  $ 20,959    100.0%  $ 20,605    100.0%  $ 19,157    100.0%  $ 17,520    100.0%
                                =========    =====   =========   =====   ========    =====   ========    =====   ========    =====

     At December 31, 2000, management had made specific allocations from its allowance of $350,000 to certain loans in the multifamily category, based upon management's estimate of the risk of loss inherent in its nonaccruing or other possible problem loans in that category. The Bank's methodology for evaluating the overall adequacy of its allowance for loan losses considers the amount of loans and commitments outstanding, the actual loss experience by type of loan, trends in its real estate markets, overall risks in the portfolio and other factors to make general assignments of the unallocated allowance to the various loan categories. These specific and general allocations of such allowance will change whenever management determines that the risk characteristics of its assets or specific assets have changed. The amount available for future chargeoffs that might occur within a particular category is not limited to the amount specifically allocated to that category, since the allowance is a general allowance available for all loans in the Bank's portfolio. In addition, the specific amounts so allocated by category may not be indicative of future chargeoff trends.

     Based predominately upon the Bank's continuous review and grading process, the Bank will determine appropriate levels of its allowance for loan losses in response to its assessment of the potential risk of loss inherent in its loan portfolio. Management will make additional provisions when the results of its problem loan assessment methodology or overall reserve adequacy test indicate additional services are required. The review of problem loans is an ongoing process, during which management may determine that additional chargeoffs are required or additional loans should be placed on nonaccrual status. In the Bank's overall adequacy methodology, general allocations were made to various loan categories aggregating $17,148,000 at December 31, 2000 and $14,895,000 at December 31, 1999.

     Although the Bank's one nonaccrual loan has been reduced to its currently estimated collateral fair value (net of selling costs) at December 31, 2000, there can be no assurance that additional loan loss provisions or chargeoffs will not be required in the event that the property securing the Bank's existing problem loan fails to maintain its value or that new problem loans arise.

Financial Ratios

     The Bank has not paid cash dividends since its inception. The following table shows certain key financial ratios for the Bank for the periods indicated.

                                                                         Year Ended December 31,
                                                   ---------------------------------------------------------------------
                                                     2000           1999           1998           1997           1996
                                                   --------      ---------      ----------     ----------     ----------
Key Financial Ratios:
Return on average total assets...................     0.61%           0.70%          0.81%          0.76%          0.61%
Return on average stockholders' equity...........    11.68%          11.93%         12.39%         11.03%         10.86%
Average stockholders' equity as a percentage
of average total assets..........................     5.19%           5.87%          6.50%          6.88%          5.63%
General & administrative expenses as a
percentage of average total assets...............     2.21%           1.90%          1.46%          1.32%          1.17%
Efficiency ratio.................................     63.1%           59.4%          52.5%          49.8%          47.0%

Item 2.  Properties

The Bank does not own any real property. Management believes that the Bank's current and planned facilities are adequate for its current level of operations. The Bank and its subsidiaries lease offices at the following locations, with terms expiring at dates ranging from October, 2001 to August 31, 2019, although certain of the leases contain options to extend beyond these dates.

                 Address
                 -------
                 388 Market Street, San Francisco, CA
                 101 Pine Street, San Francisco, CA
                 111 Pine Street, San Francisco, CA (Corporate Headquarters) 44 Montgomery Street, San Francisco, CA 5628
                 Geary Boulevard, San Francisco, CA 1088
                 Stockton Street, San Francisco, CA 1809
                 Irving at 19th, San Francisco, CA 2001
                 Van Ness Avenue, San Francisco, CA 3533
                 California Street, San Francisco, CA 1099
                 Fourth Street, San Rafael, CA 1111
                 South El Camino Real, San Mateo, CA 1115
                 California Drive, Burlingame, CA
                 1215 El Camino Real, Menlo Park, CA
                 203 Forest Ave, Palo Alto, CA
                 1888 Century Park East, Los Angeles, CA
                 3928 Wilshire Blvd., Los Angeles, CA
                 9593 Wilshire Blvd., Beverly Hills, CA
                 12070 Ventura Boulevard, Studio City, CA
                 116 E Grand Avenue, Escondido, CA
                 8347 La Mesa Blvd., La Mesa, CA
                 1110 Camino Del Mar, Del Mar, CA
                 2800 East Coast Hwy, Corona Del Mar, CA
                 2510 South Maryland Parkway, Las Vegas, NV
                 6700 West Charleston Blvd., Las Vegas, NV
                 6420 South Pecos Plaza, Las Vegas, NV
                 845 Third Avenue, Sixth Floor, New York, NY
                 320 Park Avenue, New York, NY

Item 3.  Legal Proceedings

     There are no pending proceedings, other than ordinary routine litigation incidental to the Bank's business, to which the Bank is a party or to which any of its property is subject.

Item 4.  Submission of Matters to a Vote of Security Holders

     No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the year ended December 31, 2000.

                                     PART II

Item 5.  Market for Registrant's Common Equity and Related Stockholder Matters

     This information is incorporated by reference to page 97 of the Bank's Annual Report to Stockholders for the year ended December 31, 2000.

     Since its inception, the Bank has not declared any dividends on its Common Stock.

Item 6.  Selected Financial Data

     This information is incorporated by reference to page 2 of the Bank's Annual Report to Stockholders for the year ended December 31, 2000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

     This information is incorporated by reference to pages 81 through 96 of the Bank's Annual Report to Stockholders for the year ended December 31, 2000.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks

     This information is incorporated by reference to pages 88 through 90 of the Bank's Annual Report to Stockholders for the year ended December 31, 2000.

Item 8.  Financial Statements and Supplementary Data

     This information is incorporated by reference to pages 2 through 5 and to page 97 of the Bank's Annual Report to Stockholders for the year ended December 31, 2000.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

     There have been no changes in or disagreements with Accountants during the Bank's two most recent fiscal years.

                                    PART III

Item 10.  Directors and Executive Officers

     The following table sets forth the directors and executive officers of First Republic and certain pertinent information about them.

                               AGE  POSITION HELD WITH THE BANK
                               ---  ---------------------------
Roger O. Walther (1)(2)(3)...  65   Chairman of the Board
James H. Herbert (1).........  56   President, Chief Executive Officer and Director
Katherine August-deWilde (1).  53   Executive Vice President, Chief Operating Officer and
                                    Director
James J. Baumberger..........  58   Executive Vice President and Director
Walter R. Cook...............  46   Executive Vice President
Willis H. Newton, Jr. .......  51   Senior Vice President, Chief Financial Officer
Bruce F. Anderson............  64   Senior Vice President, Trust Company
Edward J. Dobranski..........  50   Senior Vice President, Secretary and General Counsel
Elizabeth Fitzpatrick........  52   Senior Vice President, Deposit Operations
Daniel E. Grow...............  53   Senior Vice President, Retail Banking
Peter M. Holbrook............  53   Senior Vice President, Deputy Manager, Trust Company
David B. Lichtman............  37   Senior Vice President, Chief Credit Officer
Cathy Myers..................  50   Senior Vice President, Loan Administration and Secondary
                                    Marketing
Dale A. Smith................  47   Senior Vice President, Chief Information Officer
James P. Conn (2)............  63   Director
Richard M. Cox-Johnson (2)...  66   Director
Frank J. Fahrenkopf, Jr. ....  61   Director
L. Martin Gibbs..............  63   Director
James F. Joy (2) (3).........  63   Director
H. Eugene Lockhart (3).......  51   Director
Barrant V. Merrill (1).......  70   Director
Charles V. Moore.............  61   Director

______________

(1) Member of the Executive Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.


     The directors of the Bank serve three-year terms. The terms are staggered to provide for the election of approximately one-third of the Board members each year. Messrs. Walther and Herbert have served as officers of the Bank since its inception.

     The backgrounds of the directors and executive officers of the Bank are as follows:

     Roger O. Walther is Chairman of the Board of Directors and a director of the Bank serving until 2003. Mr. Walther is Chairman of Tusker Corporation, a real estate and small business management company. He is a director of Charles Schwab & Co., Inc. and a trustee of Chapman University. He is a director of the UCSF Foundation. From 1980 to 1984, Mr. Walther served as Chairman of the Board of San Francisco Bancorp. He is a graduate of the United States Coast Guard Academy, B.S. 1958, and the Wharton School, University of Pennsylvania, M.B.A. 1961 and is a member of the Graduate Executive Board of the Wharton School.

     James H. Herbert is President, Chief Executive Officer and a director of the Bank serving until 2003 and has held such positions since the Bank's inception in 1985. From 1980 to July 1985, Mr. Herbert was President, Chief Executive Officer and a director of San Francisco Bancorp, as well as Chairman of the Board of its operating subsidiaries in California, Utah and Nevada. He is a graduate of Babson College, B.S., 1966, and New York University, M.B.A., 1969. He is a member of The Babson Corporation.

     Katherine August-deWilde is Executive Vice President, Chief Operating Officer and a director of the Bank serving until 2001. She joined the Bank in July 1985 as Vice President and Chief Financial Officer. From 1982 to 1985, she was Senior Vice President and Chief Financial Officer at PMI Corporation. She is a graduate of Goucher College, A.B., 1969, and Stanford University, M.B.A., 1975.

     James J. Baumberger is Executive Vice President and a director of the Bank serving until 2003. He joined the Bank in May 1990 and has served as the head of the Bank's operations in Nevada since that time. Mr. Baumberger has previously served as Chairman of Atlantic Financial Savings-Nevada. He is a director of the Nevada Development Capital Corporation.

     Walter R. Cook is Executive Vice President of the Bank and is located in the Los Angeles area. He joined the bank in August 1999. Previously he held a variety of management positions over 20 years at Republic National Bank. Mr. Cook was president of Republic Bank of California N.A. from 1992 to 1999. He is a graduate of Duke University, B.A., 1976, Tufts University, M.A.L.D., 1978, and Harvard University, M.B.A., 1982.

     Willis H. Newton, Jr. is Senior Vice President and Chief Financial Officer of the Bank and has held such positions since August 1988. From 1985 to August 1988, he was Vice President and Controller of Homestead Financial Corporation. He is a graduate of Dartmouth College, B.A., 1971 and Stanford University, M.B.A., 1976. Mr. Newton is a Certified Public Accountant.

     Bruce F. Anderson is Senior Vice President and head of First Republic Trust Company. He has over 30 years prior experience leading the Trust Division of Pacific Bank and managing trust activities in Northern California and New York State for regional commercial banks. Mr. Anderson is a graduate of Brown University, B.A., and Creighton University Law School, L.L.B.

     Edward J. Dobranski is Senior Vice President, General Counsel and Secretary of the Bank and has held such positions since 1997, 1992 and 1997, respectively. He also serves or has served as the Bank's Compliance Officer and Community Reinvestment Officer. From 1990 to 1992, Mr. Dobranski was Of Counsel at Jackson, Tufts, Cole & Black in San Francisco, specializing in banking, real estate and corporate law. Mr. Dobranski is a graduate of Coe College-Iowa, B.A., 1972 and Creighton University-Nebraska, J.D., 1975.

     Elizabeth Fitzpatrick is Senior Vice President, Deposit Operations. Ms. Fitzpatrick became the head of the Bank's deposit operations in 1998 and has been responsible for developing and supporting new customer services. Her 25-year banking career includes a broad range of consulting assignments and line management responsibilities for all aspects of retail branch and deposit support functions. Ms. Fitzpatrick attended the University of London and is a graduate of the Pacific Coast Banking School.

     Daniel E. Grow is Senior Vice President, Retail Banking, of the Bank and has held such positions since June 1997. From

1993 to 1997, Mr. Grow was an executive officer with Bank of America's New Mexico and Texas subsidiaries, with responsibilities including business banking. Previously, he was President of Domingue-Grow, a nation-wide consulting and sales training firm servicing primarily the financial services sector. Mr. Grow is a graduate of Lycoming College, B.A., 1970 and Golden Gate University, M.B.A., 1985.

     Peter M. Holbrook is Senior Vice President, Deputy Manager of First Republic Trust Company which he joined in 1999. Previously, he held the position of Chief Administrative Officer for The Pacific Bank's Trust Division. His thirty-year career includes experience in investment counseling and investment management. Mr. Holbrook is a graduate of Denver University, B.A., 1970.

     David P. Lichtman is Senior Vice President and Chief Credit Officer and has held this position since 1995. He has been employed by the bank since 1986, holding positions in all phases of lending operations. He is a graduate of Vassar College, B.A. 1985 and University of California-Berkeley, M.B.A., 1990

     Cathy Myers is Vice President, Secondary Marketing and Mortgage Operations. Ms. Myers joined First Republic Bank in March 1992, bringing the Bank 16 years of mortgage banking experience. She worked for PMI Mortgage Insurance Company from 1976 to 1985 in the marketing and secondary marketing departments in Chicago and San Francisco. She then spent 7 years with the mortgage banking division of United Commercial Bank. Ms. Myers is a graduate of Central State University of Oklahoma, 1972.

     Dale A. Smith joined the Bank as Senior Vice President and Chief Information Officer late in 2000. Previously, he held a similar position at Imperial Bank for several years. Mr. Smith was a senior manager in the Computer risk management practice of a major consulting firm and the head of technology and general audit services for a regional bank. He is a CPA and a graduate of Bowling Green State University, B.A., 1975.

     James P. Conn is a director of the Bank serving until 2002. Mr. Conn is a consultant and formerly was Managing Director and Chief Investment Officer of Financial Security Assurance, Inc. He is a director of Meditrust Corporation, Gabelli Equity Trust, Gabelli Utility Trust, and Gabelli Global Multimedia Trust. He is a graduate of Santa Clara University, B.S., 1959.

     Richard M. Cox-Johnson is a director of the Bank serving until 2001. Mr. Cox-Johnson is an investor. He is a graduate of Oxford University, 1955.

     Frank J. Fahrenkopf, Jr. is a director of the Bank serving until 2002. Mr. Fahrenkopf is the President and CEO of the American Gaming Association. He is a partner in the law firm of Hogan & Hartson LLP. From January 1983 until January 1989, he was Chairman of the Republican National Committee. He is a director of Gabelli Equity Trust, Gabelli Utility Trust, and Gabelli Global Multimedia Trust. Mr. Fahrenkopf is a graduate of the University of Nevada- Reno, B.A., 1962, and the University of California-Berkeley, L.L.B., 1965.

     L. Martin Gibbs is a director of the Bank serving until 2001. Mr. Gibbs is a partner in the law firm of Clifford Chance Rogers & Wells LLP, counsel to the Bank. He is a graduate of Brown University, B.A., 1959 and Columbia University, J.D., 1962.

     James F. Joy is a director of the Bank serving until 2003. Mr. Joy is Managing Director European Business Development for CVC Capital Partners Limited. He is a director of Trench Electric and Metzeler Automotive Profile Systems. Formerly, He is a graduate of Trinity College, B.S., 1959, B.S.E.E., 1960 and New York University, M.B.A., 1964.

     H. Eugene Lockhart is a director of the Bank serving until 2001. Mr. Lockhart is President of The New Power Company. Previously, he was President of Consumer Services of AT&T, President Global Retail Bank of America and President and CEO of MasterCard International. Mr. Lockhart is a director of RJR Nabisco Group Holdings and IMS Health Corporation. He is a graduate of University of Virginia, Charlottesville, B.S., 1972 and Darden School of Business, University of

Virginia, Charlottesville, M.B.A., 1974. He is a Certified Public Accountant.

     Barrant V. Merrill is a director of the Bank serving until 2003. Mr. Merrill has been Managing Partner of Sun Valley Partners, a private investment company, since July 1982. From 1980 to 1984, Mr. Merrill was a director of San Francisco Bancorp. From 1978 until 1982, he was Chairman of Pershing & Co. Inc., a division of Donaldson, Lufkin & Jenrette. Mr. Merrill is a graduate of Cornell University, B.A., 1953.

     Charles V. Moore is a director of the Bank serving until 2002. Mr. Moore is President of Trainer, Wortham & Company, Incorporated, an investment advisor firm in New York City and wholly owned subsidiary of the Bank. He is a graduate of University of Virginia, B.A., 1961, Vanderbilt University Law School, L.L.B., 1964, Wharton Business School, M.B.A., 1966.

Item 11.  Executive Compensation

     This information is incorporated by reference to the Bank's definitive proxy statement that will be filed with the FDIC pursuant to Regulation 14A not later than 120 days after the end of the Bank's fiscal year.

Item 12.  Security Ownership of Certain Beneficial Owners and Management

     This information is incorporated by reference to the Bank's definitive proxy statement that will be filed with the FDIC pursuant to Regulation 14A not later than 120 days after the end of the Bank's fiscal year.

Item 13.  Certain Relationships and Related Transactions

     This information is incorporated by reference to the Bank's definitive proxy statement under the caption "Executive Compensation" that will be filed with the FDIC pursuant to Regulation 14A not later than 120 days after the end of the Bank's fiscal year.

                                     PART IV

 Item 14.  Exhibits, Financial Statements Schedules, and Reports on Form 8-K

     (a) Financial Statements and Schedules.

     The following financial statements are contained in registrant's 2000 Annual Report to Stockholders and are incorporated in this Report on Form 10-K by reference:

                                                                      Page of
                                                                   Annual Report
                                                                   -------------
First Republic Bank
At December 31, 2000 and 1999:
         Consolidated Balance Sheet                                      50
Years ended December 31, 2000, 1999 and 1998:
         Consolidated Statement of Income and Comprehensive Income       49
         Consolidated Statement of Stockholders' Equity                  52
         Consolidated Statement of Cash Flows                            53
Notes to Consolidated Financial Statements                               54
Report of Independent Auditors                                           80

     All schedules are omitted as not applicable.

     (b) Reports on Form 8-K.

     The Bank filed a report dated October 18, 2000 on Form 8-K reporting the Bank's earnings for the quarter and nine months ended September 30, 2000.

     The Bank filed a report dated January 25, 2001 on Form 8-K reporting the Bank's earnings for the quarter and year ended December 31, 2000 and its press release dated January 23, 2001, announcing a broadcast of its fourth quarter and year-end December 31, 2000 earnings conference call live via the Internet on Thursday, January 25, 2001.

     The Bank filed a report dated February 13, 2001 on Form 8-K reporting the Bank's announcement of a three for two stock split of its common stock to stockholders of record on February 28, 2001.

     (c) Exhibits.

Exhibits marked with one pound sign (#) are incorporated by reference to the Registrant's Registration Statement on Form 8-A as filed on September 12, 1997. Exhibits marked with two pound signs (##) are incorporated by reference in the Registrant's Offering Circular as filed on September 17, 1997. Exhibits marked with three pound signs (###) are incorporated by reference to the Registrant's Preliminary Notice and Proxy Statement with appendix thereto as filed on March 18, 1998. Exhibits marked with one asterisk (*) are incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 1997. Exhibits marked with two asterisks (**) are incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 1998. Exhibits marked with three asterisks (***) are incorporated by reference to the registrant's Form 10-K for the year ended December 31, 1999. Each such Exhibit had the number in parentheses immediately following the description of the Exhibit herein.

  3.1#    Articles of Incorporation, as amended and restated. (3.1)
  3.2***  Articles of Incorporation of First Republic Preferred Capital Corporation.
  3.3#    Bylaws, as currently in effect. (3.2)
  3.4***  Bylaws of First Republic Preferred Capital Corporation, as currently in effect.
  4.1#    Indenture dated as of May 15, 1993, between First Republic Bank and United States Trust Company of New
          York. (10.4)
  4.2#    Indenture dated as of August 4, 1993, between First Republic Bank and United States Trust Company of
          New York. (10.6)
  4.3##   Fiscal and paying agent agreement between First Republic Bank and United States Trust Company of
          California dated September 17, 1997. (Exhibit 1)
  4.4*    Specimen stock certificate of Registrant's Common Stock.
  4.5***  Certificate of Designations of First Republic Preferred Capital Corporation 10-1/2% Noncumulative
          Series A Preferred Stock.
  4.6***  Certificate of Designations of First Republic Preferred Capital Corporation 10-1/2% Noncumulative
          Series B Preferred Stock.
 10.1#    Employee Stock Ownership Plan. (10.8)
 10.2#    Employee Stock Ownership Trust. (10.9)
 10.3*    Key man life insurance policy on James H. Herbert, II.
 10.4*    Lease Agreement dated January 5, 1990 between First Republic Bank and Honorway Investment Corporation.
          (10.5)
 10.5*    Advances and Security Agreement dated as of June 24, 1991 between the Federal Home Loan Bank of San
          Francisco ("FHLB") and First Republic Bank. (10.6)
 10.6*    Form of 1992 Performance-Based Contingent Stock Option Agreement. (10.7)
 10.7*    Form of 1995 Performance-Based Contingent Stock Option Agreement. (10.8)
 10.8#    Employee Stock Purchase Plan. (10.12)
 10.9#    Amended and Restated Employee Stock Option Plan. (10.13)
 10.10#   1997 Restricted Stock Plan. (10.14)
 10.11**  Form of Change in Control Severance Benefits Plan Agreement as amended. (10.11)
 10.12**  Form of Change in Control Retention Bonus and Insurance Benefits Plan Agreement as amended. (10.12)
 10.13**  1998 Stock Option Plan, as amended and restated. (10.13)
 10.14**  Lease Agreement dated February 15, 1998, as amended on March 6, 1998, between First Republic Bank and
          DoubleWood Investment, Inc. (10.14)
 10.15    2000 Restricted Stock Plan
 11.1     Statement of Computation of Earnings Per Share.
 12.1     Statement of Computation of Ratios of Earnings to Fixed Charges.
 13.1     2000 Annual Report to Stockholders.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               FIRST REPUBLIC BANK

                               By:           /s/ Willis H. Newton, Jr.
                                   ---------------------------------------------
                                              Willis H. Newton, Jr.
                                              Senior Vice President
                                            and Chief Financial Officer

March 29, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Bank and in the capacities and on the dates indicated.


                       Signature                                           Title                                   Date
                       ---------                                           -----                                   ----

                  /s/ Roger O. Walther                             Chairman of the Board                      March 29, 2001
--------------------------------------------------------
                   (ROGER O. WALTHER)

                  /s/ James H. Herbert                     President, Chief Executive Officer and             March 29, 2001
--------------------------------------------------------                  Director
                   (JAMES H. HERBERT)

              /s/ Katherine August-deWilde                     Executive Vice President Chief                 March 29, 2001
--------------------------------------------------------       Operating Officer and Director
               (KATHERINE AUGUST-DEWILDE)

                /s/ James J. Baumberger                    Executive Vice President and Director              March 29, 2001
--------------------------------------------------------
                 (JAMES J. BAUMBERGER)

               /s/ Willis H. Newton, Jr.                      Senior Vice President and Chief                 March 29, 2001
--------------------------------------------------------             Financial Officer
                   (WILLIS H. NEWTON)                          (Principal Financial Officer)

                /s/ Ignacio Alferos, Jr.                       Vice President and Controller                  March 29, 2001
--------------------------------------------------------       (Principal Accounting Officer)
                   (IGNACIO ALFEROS)

                   /s/ James P. Conn                                      Director                            March 29, 2001
--------------------------------------------------------
                    (JAMES P. CONN)

               /s/ Richard M. Cox-Johnson                                 Director                            March 29, 2001
--------------------------------------------------------
                (RICHARD M. COX-JOHNSON)

              /s/ Frank J. Fahrenkopf, Jr.                                Director                            March 29, 2001
--------------------------------------------------------
                 (FRANK J. FAHRENKOPF)

                  /s/ L. Martin Gibbs                                     Director                            March 29, 2001
--------------------------------------------------------
                   (L. MARTIN GIBBS)

                    /s/ James F. Joy                                      Director                            March 29, 2001
--------------------------------------------------------
                     (JAMES F. JOY)

                 /s/ H. Eugene Lockhart                                   Director                            March 29, 2001
--------------------------------------------------------
                  (H. EUGENE LOCKHART)

                 /s/ Barrant V. Merrill                                   Director                            March 29, 2001
--------------------------------------------------------
                  (BARRANT V. MERRILL)

                  /s/ Charles V. Moore                                    Director                            March 29, 2001
--------------------------------------------------------
                   (CHARLES V. MOORE)


     Exhibit No.                              Description
     -----------                              -----------
10.15................  2000 Restricted Stock Plan
11.1.................  Statement of Computation of Earnings Per Share
12.1.................  Statement of Computation of Ratios of Earnings to Fixed Charges
13.1.................  2000 Annual Report to Stockholders

                                                                    EXHIBIT 11.1

                               FIRST REPUBLIC BANK

                 STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

                                                                               Year Ended December 31,
                                                   ----------------------------------------------------------------------------
                                                       2000             1999            1998            1997            1996
                                                   ------------     -----------     -----------     -----------     -----------
Basic EPS:
 Net income available to common stock .........    $ 22,650,000     $22,222,000     $20,407,000     $17,157,000     $12,507,000
 Wtd. avg. shares outstanding, including
   treasury shares ............................     17,456,2065      16,110,828      15,824,580      12,212,478      11,724,600
 Wtd. avg. shares of common stock issued ......         465,779         844,990              --              --              --
 Wtd. avg. shares of restricted stock -
   vested .....................................          53,351          53,320          61,669              --              --
 Wtd. avg. shares converted from convertible
   subordinated debentures ....................              --              --              --       2,879,334          36,444
 Wtd. avg. shares of stock from exercised
   options ....................................         445,304         382,265          48,733         139,015          23,316
 Wtd. avg. shares of stock purchased by
   employees ..................................          30,094           8,941           4,785           6,951          13,125
 Deferred equity units ........................          22,374          52,332              --              --              --
 Wtd. avg. shares of treasury stock ...........      (4,909,100)     (3,317,263)     (2,284,921)     (1,170,025)       (708,137)
 Wtd. avg. shares of unallocated ESOP .........              --              --         (18,867)        (49,170)        (13,909)
                                                   ------------     -----------     -----------     -----------     -----------
 Adjusted common shares outstanding ...........      13,564,008      14,135,413      13,635,979      14,018,583      11,075,439
                                                   ============     ===========     ===========     ===========     ===========
 Net income per share-basic ...................    $       1.67     $      1.57     $      1.50     $      1.22     $      1.13
                                                   ============     ===========     ===========     ===========     ===========

 Diluted EPS:
 Net income available to common stock .........    $ 22,640,000     $22,222,000     $20,407,000     $17,157,000     $12,507,000
 Effect of convertible subordinated
   debentures, net of taxes (1) ...............              --              --              --          17,000       1,571,000
                                                   ------------     -----------     -----------     -----------     -----------
 Adjusted net income for diluted calculation ..    $ 22,650,000     $22,222,000     $20,407,000     $17,174,000     $12,507,000
                                                   ============     ===========     ===========     ===========     ===========
 Adjusted common shares outstanding, from
   above ......................................      13,564,000      14,135,413      13,635,979      14,018,583      11,075,439
 Wtd. avg. shares issuable upon conversion of
   convertible subordinated debentures(1) .....              --              --              --         488,293       3,749,871
 Wtd. avg. shares of dilutive stock options
   under the treasury stock method ............         250,589         743,744       1,162,448         511,735         255,087
 Wtd. avg. shares of restricted stock-not
   vested .....................................          30,553          69,570         107,962          26,101              --
                                                   ------------     -----------     -----------     -----------     -----------
 Adjusted common shares outstanding-diluted ...      13,845,150      14,948,717      14,906,389      15,044,712      15,080,397
                                                   ============     ===========     ===========     ===========     ===========
 Net income per share-diluted .................    $       1.64     $      1.49     $      1.37     $      1.14     $      0.93
                                                   ============     ===========     ===========     ===========     ===========

     The Bank adopted SFAS No. 128, "Earnings Per Share," effective for the year ended December 31, 1997. SFAS No. 128 requires all prior period earnings per share data to be restated. Accordingly, in the table above, the Bank calculates basic EPS and diluted EPS in accordance with SFAS No. 128 for all periods presented.

(1) Due to the issuance of convertible subordinated debentures in December 1992 which remained outstanding until March 1997, the diluted calculation includes the number of shares which would be outstanding if all such debentures were converted and adjusts reported net income for the effect of interest expense on the debentures, net of taxes.

                                                                    EXHIBIT 12.1

                               FIRST REPUBLIC BANK
                           STATEMENT OF COMPUTATION OF
                       RATIOS OF EARNINGS TO FIXED CHARGES



                                                                                 Year Ended December 31,
                                                                 --------------------------------------------------------
                                                                   2000        1999        1998        1997        1996
                                                                 --------------------------------------------------------
                                                                                   ($ in thousands)

I.   Income before income taxes and minority interest..........  $ 40,775    $ 39,330    $ 35,220    $ 29,484    $ 21,270
                                                                 --------    --------    --------    --------    --------
II.  Fixed charges, excluding interest on customer deposits:
     Interest on debentures, notes and other borrowings........  $ 69,963    $ 56,895                $ 41,463    $ 41,009
     Preferred stock dividends of subsidiary...................     5,775       3,369          --          --          --
     Estimated interest component of net rental expense........     1,571       1,203          46         617         601
     Early redemption costs on debentures......................        --          --       1,055         876          --
                                                                 --------    --------    --------    --------    --------
     Total fixed charges excluding interest on customer
       deposits ...............................................  $ 77,309    $ 61,467    $ 48,886    $ 42,956    $ 41,610
                                                                 ========    ========    ========    ========    ========
III. Fixed charges, including interest on customer deposits:
     Interest on debentures, notes and other borrowings........  $ 69,963    $ 56,895    $ 47,085    $ 41,463    $ 41,009
     Preferred stock dividends of subsidiary...................     5,775       3,369          --          --          --
     Estimated interest component of net rental expense........        --          --       1,055         876          --
     Interest on customer deposits.............................   118,646      90,187      83,999      79,092      72,025
                                                                 --------     -------    --------    --------    --------
     Total fixed charges including interest on customer
       deposits................................................  $195,955    $151,654    $132,885    $122,048    $113,635
                                                                 ========    ========    ========    ========    ========
IV.  Ratios of earnings to fixed charges:
     Excluding interest on customer deposits...................     1.53x       1.64x       1.72x       1.69x       1.51x
     Including interest on customer deposits...................     1.21x       1.26x       1.27x       1.24x       1.19x

(1) Income and expenses for 2000 and 1999 have been adjusted for the cost of preferred stock dividends paid by a subsidiary of the Bank and reported as a minority interest cost.
                                       A-41

                                                                    ATTACHMENT B

                                    FORM 10-Q

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                Quarterly Report Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

For Quarter Ended
September 30, 2001
------------------

                               FIRST REPUBLIC BANK

                             (Exact name of bank as
                            specified in its charter)


   Nevada                                                           88-0157485
-------------                                                   ----------------
State or other jurisdiction                                        (IRS Employer
of incorporation or organization                             Identification No.)

                                 111 Pine Street
                        San Francisco, California 94111
                        -------------------------------
               (Address of principal executive offices) (Zip Code)


                                 (415) 392-1400
                                 --------------
                 (Bank's telephone number, including area code)


                                 Not Applicable
              (Former name, former address, and former fiscal year,
                          if changed since last report)



Indicate by check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                      ---

Common Stock, par value $.01 per share, of First Republic Bank outstanding at October 26, 2001, 13,629,138 shares.

                               First Republic Bank
                                    Form 10-Q

                               September 30, 2001

                                      Index

                                                                                                          PAGE
                                                                                                          ----
PART I - FINANCIAL INFORMATION

  Item 1 - Financial Statements

              Consolidated Balance Sheet -
              September 30, 2001 and December 31, 2000                                                      3

              Consolidated Statement of Income and Comprehensive Income -
              Quarter and Nine Months Ended September 30, 2001 and September 30, 2000                       5

              Consolidated Statement of Cash Flows -
              Nine Months Ended September 30, 2001 and 2000                                                 6

              Notes to Consolidated Financial Statements                                                    7

  Item 2 - Management's Discussion and
              Analysis of Financial Condition and Results of Operations                                    11

PART II - OTHER INFORMATION                                                                                30

  Item 1 - Legal Proceedings

  Item 2 - Changes in Securities and Use of Proceeds

  Item 3 - Defaults Upon Senior Securities

  Item 4 - Submission of Matters to a Vote of Security Holders

  Item 5 - Other Information

  Item 6 - Exhibits and Reports on Form 8-K

SIGNATURES                                                                                                 31

PART I.             FINANCIAL INFORMATION

ITEM 1.             FINANCIAL STATEMENTS

                    The following interim financial statements are unaudited. However, they reflect all adjustments (which included only normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods presented.

    FIRST REPUBLIC BANK
    CONSOLIDATED BALANCE SHEET
    (Unaudited)

                                                                         September 30,            December 31,
                                                                             2001                    2000
                                                                        --------------          --------------

ASSETS

    Cash                                                                $   55,435,000          $   61,894,000
    Investment securities at market                                        302,590,000             284,520,000
                                                                        --------------          --------------

          Total cash and investments                                       358,025,000             346,414,000

Loans

    Single family (1-4 unit) mortgages                                   1,453,958,000           1,528,236,000
    Multifamily (5+ units) mortgages                                       418,612,000             391,041,000
    Commercial real estate mortgages                                       650,208,000             612,667,000
    Multifamily/commercial construction                                     69,990,000              52,960,000
    Single family construction                                             145,940,000             120,634,000
    Equity lines of credit                                                 329,015,000             255,497,000
    Stock secured loans                                                     44,580,000              41,449,000
    Other secured loans                                                      8,990,000              14,579,000
    Commercial business loans                                               72,675,000              65,631,000
    Unsecured loans and lines of credit                                     50,622,000              55,512,000
    Loans held for sale                                                    415,718,000              19,722,000
                                                                        --------------          --------------

          Total loans                                                    3,660,308,000           3,157,928,000

Less

    Net deferred loan (fees) costs                                           1,587,000                (600,000)
    Allowance for loan losses                                              (22,953,000)            (22,167,000)
                                                                        --------------          --------------

       Net loans                                                         3,638,942,000           3,135,161,000

    Interest receivable                                                     25,274,000              25,080,000
    Mortgage servicing rights                                               10,893,000              14,060,000
    Federal Home Loan Bank Stock, at cost                                   45,453,000              58,145,000
    Prepaid expenses and other assets                                       24,734,000              27,221,000
    Goodwill                                                                27,547,000              28,491,000
    Premises, equipment and leasehold improvements,
       net of accumulated depreciation                                      24,931,000              20,570,000
    Real estate owned (REO)                                                         --               1,241,000
                                                                        --------------          --------------

       Total Assets                                                     $4,155,799,000          $3,656,383,000
                                                                        ==============          ==============



See notes to consolidated financial statements.

FIRST REPUBLIC BANK
CONSOLIDATED BALANCE SHEET
(Unaudited)

                                                                         September 30,             December 31,
                                                                             2001                      2000
                                                                         -------------            --------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Customer deposits
    Noninterest-bearing demand accounts                                 $  163,653,000            $  109,055,000
    Checking accounts                                                      216,912,000               182,938,000
    Passbook and MMA accounts                                            1,401,731,000             1,092,887,000
    Certificates of deposit                                              1,072,982,000             1,145,522,000
                                                                        --------------            --------------
       Total customer deposits                                           2,855,278,000             2,530,402,000

Interest payable - deposits                                                  6,331,000                 8,411,000
Interest payable - borrowings                                                3,559,000                 9,107,000
Custodial receipts on loans serviced for others                                272,000                   263,000
Other liabilities                                                           25,115,000                20,531,000
Federal Home Loan Bank advances                                            909,060,000               759,560,000
                                                                        --------------            --------------
       Total senior liabilities                                          3,799,615,000             3,328,274,000

Subordinated debentures and notes                                           70,252,000                70,256,000
                                                                        --------------            --------------

       Total liabilities                                                 3,869,867,000             3,398,530,000
                                                                        --------------            --------------
Minority interest in subsidiary                                             62,000,000                55,000,000

Stockholders' equity:
    Common stock; respectfully $.01 par value; 40,000,000 shares authorized; 19,311,311 and 18,896,844 shares issued and
       outstanding at September 30, 2001 and December 31, 2000,
       respectfully                                                            193,000                   189,000
    Capital in excess of par value                                         155,839,000               147,788,000
    Retained earnings                                                      153,205,000               135,477,000
    Deferred compensation                                                   (4,586,000)               (5,499,000)
    Treasury shares, at cost; 5,674,635 shares and 5,278,635 shares
       at September 30, 2001 and December 31, 2000, respectfully           (82,154,000)              (73,695,000)
    Accumulated other comprehensive income (loss)                            1,435,000                (1,407,000)
                                                                        --------------            --------------
      Total stockholders' equity                                           223,932,000               202,853,000
                                                                        --------------            --------------
       Total Liabilities and Stockholders' Equity                       $4,155,799,000            $3,656,383,000
                                                                        ==============            ==============



See notes to consolidated financial statements.

FIRST REPUBLIC BANK
CONSOLIDATED STATEMENT OF INCOME
AND COMPREHENSIVE INCOME
(Unaudited)

                                                                 QUARTER ENDED               NINE MONTHS ENDED
                                                                September 30,                    September 30,
                                                        --------------------------       ---------------------------
                                                            2001          2000               2001           2000
                                                        -----------    -----------       ------------   ------------
    Interest income:
    Interest on real estate and other loans             $65,748,000   $ 71,126,000        197,555,000   $198,330,000
    Interest on investments                               4,606,000      6,210,000         16,785,000     17,031,000
                                                        --------------------------       ---------------------------
    Total interest income                                70,354,000     77,336,000        214,340,000    215,361,000
                                                        -----------   ------------       ------------   ------------
    Interest expense:
    Interest on customer deposits                        25,983,000     30,833,000         89,622,000     86,575,000
    Interest on FHLB advances and other borrowings        9,514,000     19,058,000         29,480,000     50,693,000
    Interest on debentures and notes                      1,412,000      1,413,000          4,237,000      4,257,000
                                                        -----------   ------------       ------------   ------------
    Total interest expense                               36,909,000     51,304,000        123,339,000    141,525,000
                                                        -----------   ------------       ------------   ------------
    Net interest income                                  33,445,000     26,032,000         91,001,000     73,836,000
    Provision for loan losses                               400,000        250,000            900,000        750,000
                                                        --------------------------       ------------   ------------
    Net interest income after provision for loan losses  33,045,000     25,782,000         90,101,000     73,086,000
                                                        -----------   ------------       ------------    -----------
    Non-interest income:
    Investment advisory fees                              4,800,000      5,744,000         14,666,000     16,676,000
    Loan servicing fees, net                             (1,375,000)       265,000         (1,151,000)       980,000
    Loan and related fees                                   645,000        351,000          1,910,000      1,214,000
    Other customer fees                                   1,003,000        395,000          2,313,000        906,000
    Gain on sale of loans                                   635,000        127,000          1,661,000        773,000
    Gain (loss) on investment securities                     15,000       (150,000)           202,000       (462,000)
    Decrease in value of derivatives                       (692,000)            --         (1,122,000)            --
    Other income                                            162,000        353,000            933,000      1,639,000
                                                        -----------   ------------       ------------   ------------
    Total non-interest income                             5,193,000      7,085,000         19,412,000     21,726,000
                                                        -----------   ------------       ------------   ------------
    Non-interest expense:
    Salaries and related benefits                        12,951,000     11,432,000         37,578,000     31,002,000
    Occupancy                                             3,470,000      2,683,000          9,762,000      7,485,000
    Advertising                                           1,171,000        934,000          4,179,000      3,271,000
    Data processing                                       1,460,000      1,209,000          4,018,000      3,388,000
    Professional fees                                       499,000        608,000          1,921,000      1,337,000
    FDIC insurance premiums                                 127,000        119,000            366,000        336,000
    REO costs and losses (gains), net                      (128,000)        28,000             (4,000)       114,000
    Goodwill amortization                                   314,000        315,000            943,000        896,000
    Other general and administrative                      5,197,000      4,038,000         14,552,000     11,990,000
                                                        -----------   ------------       ------------   ------------
    Total non-interest expense                           25,061,000     21,366,000         73,315,000     59,819,000
                                                        -----------   ------------       ------------   ------------
    Income before income taxes                           13,177,000     11,501,000         36,198,000     34,993,000
    Provision for income taxes                            5,732,000      5,003,000         15,749,000     15,222,000
                                                        -----------   ------------       ------------   ------------
    Income before minority interest                       7,445,000      6,498,000         20,449,000     19,771,000
    Minority interest                                       934,000        884,000          2,720,000      2,653,000
                                                        -----------   ------------       ------------   ------------
    Net income                                          $ 6,511,000   $  5,614,000       $ 17,729,000   $ 17,118,000
                                                        ===========   ============       ============   ============

    Other comprehensive income (loss), net of tax:

       Unrealized net gain (loss) on securities            (594,000)       899,000          2,956,000       (177,000)
       (Gain) loss on securities included in net income      (8,000)        84,000           (114,000)       260,000
                                                        -----------   ------------       ------------   ------------
    Comprehensive income                                $ 5,908,000   $  6,597,000       $ 20,571,000   $ 17,201,000
                                                        ===========   ============       ============   ============

    Basic earnings per share                            $      0.48   $       0.41       $       1.32   $       1.26
                                                        ===========   ============       ============   ============
    Weighted average shares - basic                      13,492,280     13,558,467         13,452,157     13,604,529
                                                        ===========   ============       ============   ============
    Diluted earnings per share                          $      0.45   $       0.41       $       1.23   $       1.24
                                                        ===========   ============       ============   ============

    Weighted average shares - diluted                    14,660,173     13,853,979         14,477,090     13,583,106
                                                        ===========   ============       ============   ============

See notes to consolidated financial statements.

FIRST REPUBLIC BANK
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)


                                                                                Nine Months ended
                                                                                  September 30,
                                                                       ----------------------------------
                                                                               2001                2000
                                                                       ---------------    ---------------
Operating Activities
    Net Income                                                         $    17,729,000    $    17,118,000
    Adjustments to reconcile net income to net
       cash used by operating activities:
          Provision for loan losses                                            900,000            750,000
          Provision for depreciation and amortization                        4,593,000          4,931,000
          Amortization of loan fees                                         (1,399,000)          (872,000)
          Amortization of mortgage servicing rights                          4,811,000          1,987,000
          Amortization of investment securities discounts                      (73,000)           (38,000)
          Amortization of investment securities premiums                       842,000            383,000
          Loans originated for sale                                       (486,469,000)       (59,492,000)
          Loans sold into commitments                                      422,774,000         48,479,000
          (Increase) decrease in deferred taxes                               (553,000)           233,000
          Net (gains) losses on investment securities                         (202,000)           462,000
          Decrease in value of derivatives                                   1,122,000                 --
          Decrease in valuation of mortgage servicing rights                 1,151,000             35,000
          Decrease in valuation of other investment interests                  200,000                 --
          Net gains on sale of loans                                        (1,661,000)          (773,000)
          Noncash cost of benefit plans                                      1,862,000          1,332,000
          Increase in interest receivable                                     (194,000)        (5,515,000)
          Net increase (decrease) in interest payable                       (7,628,000)         1,177,000
          Increase in other assets                                          (5,160,000)       (24,200,000)
          Net increase in other liabilities                                  6,206,000          9,211,000
                                                                       ---------------    ---------------
          Net Cash Used By Operating Activities                            (41,149,000)        (4,792,000)

Investment Activities
          Loans originated                                              (1,291,599,000)    (1,419,078,000)
          Loans purchased                                                           --                 --
          Other loans sold                                                          --        671,613,000
          Principal payments on loans                                      853,673,000        681,935,000
          Purchases of investment securities                              (112,766,000)       (84,435,000)
          Sale of investment securities                                     87,045,000         15,609,000
          Repayments of investment securities                               26,697,000         18,331,000
          Additions to fixed assets                                         (7,849,000)        (4,201,000)
          Net proceeds from sale of real estate owned                        1,379,000                 --
          Acquired investment advisory and other interests                    (295,000)        (4,194,000)
                                                                       ---------------    ---------------
          Net Cash Used by Investing Activities                           (443,715,000)      (124,420,000)

Financing Activities
          Net increase in checking, passbook, and MMA accounts             397,416,000        209,395,000
          Issuance of certificates of deposit                              230,356,000        306,736,000
          Repayments of certificates of deposit                           (302,896,000)      (187,253,000)
          Decrease in long-term FHLB advances                              (77,500,000)       (25,700,000)
          Net increase (decrease) in short-term borrowings                 227,000,000       (135,000,000)
          Repayment of subordinated debentures                                  (4,000)        (6,242,000)
          Minority interest in subsidiary                                    7,000,000                 --
          Proceeds from employee stock purchase plan                           146,000            398,000
          Proceeds from common stock options exercised                       5,342,000          1,176,000
          Purchases of treasury stock                                       (8,455,000)       (14,586,000)
                                                                       ---------------    ---------------

          Net Cash Provided by Financing Activities                        478,405,000        148,924,000

          Increase (decrease) in Cash and Cash Equivalents                  (6,459,000)        19,712,000

          Cash and Cash Equivalents at Beginning of Period                  61,894,000         62,592,000
                                                                       ---------------    ---------------

          Cash and Cash Equivalents at End of Period                   $    55,435,000    $    82,304,000
                                                                       ===============    ===============

Supplemental Disclosure of Cash Flow Items
    Cash Paid During Period:
          Interest                                                     $   130,968,000    $   140,348,000
          Income taxes                                                 $     8,295,000    $    10,617,000

See notes to consolidated financial statements.

                               FIRST REPUBLIC BANK

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

CERTAIN STATEMENTS IN THIS FORM 10-Q INCLUDE FORWARD-LOOKING INFORMATION WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND ARE SUBJECT TO THE "SAFE HARBOR" CREATED BY THOSE SECTIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING FACTORS:
COMPETITIVE PRESSURE IN THE BANKING AND MORTGAGE LENDING INDUSTRY INCREASES SIGNIFICANTLY; CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY, ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY AND AN INCREASE IN THE PROVISION FOR POSSIBLE LOAN LOSSES; CHANGES IN THE REGULATORY ENVIRONMENT; CHANGES IN BUSINESS CONDITIONS, PARTICULARLY IN SAN FRANCISCO AND LOS ANGELES COUNTIES AND IN THE HOME MORTGAGE LENDING INDUSTRY; VOLATILITY OF RATE SENSITIVE DEPOSITS; OPERATIONAL RISKS INCLUDING DATA PROCESSING SYSTEM FAILURES OR FRAUD; ASSET/LIABILITY MATCHING RISKS AND LIQUIDITY RISKS; AND CHANGES IN THE SECURITIES MARKETS.

The consolidated financial statements of First Republic Bank ("First Republic" or "the Bank") include its subsidiaries, Trainer Wortham & Company, Incorporated ("Trainer Wortham" or "TWC"), First Republic Preferred Capital Corporation ("FRPCC"), F.R. Holdings, Inc. ("FRH") and First Republic Securities Company, LLC ("FRSC"). The results of these subsidiaries are consolidated subsequent to their acquisition or formation, as described below. All material intercompany transactions and balances are eliminated in consolidation. As a publicly owned commercial bank, the Bank is subject to regulation by Federal Deposit Insurance Corporation (the "FDIC") and to the reporting and disclosure requirements of the FDIC, which has adopted substantially the same rules as the Securities and Exchange Commission (the "SEC"). Certain reclassifications have been made to the 2000 financial statements in order for them to conform with the 2001 presentation.

In September 1997, the Bank acquired a 19.9% equity interest in Trainer Wortham. TWC is an independent investment advisory firm, based in New York City and founded in 1924. In January 1999, the Bank completed the purchase of the remaining 80.1% equity interest in Trainer Wortham, which became a wholly owned subsidiary of the Bank. The transaction was accounted for using the purchase method of accounting. TWC's revenues and expenses are included in the consolidated financial statements of the Bank.

The Bank formed FRPCC in April 1999. In exchange for 10,000,000 shares of FRPCC's Common Stock, the Bank transferred to FRPCC the initial mortgage assets consisting of single family mortgage loans having a fair value, in the opinion of the Bank, of approximately $110.0 million.

On June 1, 1999, the Bank issued an underwritten private placement of $55 million of Perpetual, Exchangeable, Noncumulative Series A Preferred Stock (the "Preferred Stock") with a dividend yield of 10.50%. Dividends on the Preferred Stock are paid semi-annually on June 30th and December 30th. The proceeds from the Preferred Stock offering were paid to the Bank to reduce the equity contribution to FRPCC from the Bank. FRPCC has entered into an Advisory Agreement with the Bank whereby the Bank administers the day-to-day operations of the FRPCC for an annual fee of $50,000. The Bank will be responsible for monitoring the credit quality of the mortgage assets held by FRPCC, advising FRPCC with respect to the reinvestment of income from and payments on the mortgage assets and advising with respect to the acquisition, management, financing and disposition of the mortgage assets held by FRPCC. The Bank, as servicer of the mortgage assets, is entitled to retain any ancillary fees, including, but not limited to, late payment charges, prepayment fees, penalties and assumption fees collected in connection with the mortgage loans serviced by it for FRPCC. On an annual basis, FRPCC intends to declare a dividend to the Bank from net income available to common stockholders at the end of each year. The Preferred Stock of FRPCC is reported as a minority interest in subsidiary on the Bank's consolidated balance sheet and dividends, net of related taxes, are shown as a minority interest reduction to the Bank's net income. The dividends paid on this issue are deductible for income tax purposes. The Bank used the proceeds from this issue for general corporate purposes and to fund repurchases of common stock. The assets and results of operations for FRPCC are included in the Bank's consolidated financial statements. During the second quarter of 2001, the Bank completed an additional private placement to an affiliate of Credit Suisse First Boston of preferred stock of FRPCC that is convertible into common stock of the Bank at a price of $30.56. The issue was for $7.0 million with a dividend yield of 5.70%. This transaction added $7.0 million to the Bank's Tier 1 capital. In connection with this transaction, FRPCC acquired an additional $14 million of single family mortgage loans and issued to the Bank an additional 628,965 shares of FRPCC common stock valued at $70 million. The purchaser did not exercise an option to acquire an additional $3.0 million of these securities prior to September 30, 2001, at which time the option expired.

The Bank offers an expanded array of products and services. An internet-based banking product was introduced in May 1999 and by September 30, 2001 approximately 24% of the Bank's checking account customers were actively using this product to check balances, transfer funds or pay bills. The Bank offers to its business customers a cash management capability which features remote access to balances and input capabilities for wire transfers. In early 2000, the Bank staffed an investment division to allow customers to purchase and sell for their own account a variety of financial instruments; beginning June 1, 2001, the Bank's brokerage activities are performed by a wholly owned subsidiary, First Republic Securities Company LLC, which is licensed by the NASD as a broker dealer. Also, in late 1999 the Bank formed First Republic Trust Company with an experienced team of professionals to offer traditional trust services to individuals.

In October 2000, the Bank received regulatory approval to form a subsidiary for the purpose of investing in venture capital limited partnership funds, primarily managed by Bank customers. Initially the Bank capitalized this subsidiary, known as F. R. Holdings, Inc. ("FRH"), with $1.0 million and currently expects to make future capital contributions of up to $5.0 million over the first two years of existence. The capital of FRH is deducted from the Bank's Tier 1 Capital for regulatory purposes. At September 30, 2001, FRH had funded investments in four different venture capital funds totaling $535,000. During the third quarter of 2001, the Bank recorded a valuation allowance of $200,000 to reduce the cost of these investments to their estimated market value.

In January 2000 the Bank acquired approximately an 18% equity interest in the parent company of Froley, Revy Investment Company ("Froley Revy"), an investment advisory firm, which manages over $2.1 billion of assets. The cost of the initial investment was $5.3 million. Froley Revy specializes in investment in convertible securities. The Bank has the right to purchase the remaining interest in the parent of Froley Revy under certain circumstances beginning in January 2002. The Bank records this investment at cost.

These interim financial consolidated statements should be read in conjunction with the Bank's 2000 Annual Report to Stockholders and Financial Statements and Notes thereto. Results for the quarter and nine month period ended September 30, 2001 should not be considered indicative of results to be expected for the full year.

2.  EARNINGS PER SHARE

The Bank follows SFAS No. 128, "Earnings per Share," in computing and presenting earnings per share ("EPS"). The following table presents a reconciliation of the amounts used in the numerators and denominators of the basic and diluted EPS computations for the quarters and nine months ended September 30, 2001 and 2000:


                                           Quarter Ended September 30,             Nine Months Ended September 30,
                                      --------------------------------------   ---------------------------------------
                                        Income        Shares       Per share     Income          Shares      Per share
                                      (Numerator)  (Denominator)    Amount     (Numerator)    (Denominator)   Amount
                                      -----------  -------------   ---------   -----------    -------------  ---------
2001
----
Basic EPS                             $6,511,000    13,492,280       $0.48     $17,729,000      13,452,157      $1.32
                                                                     =====                                      =====
Effect of dilutive securities:
Stock options                                 --       900,053                          --         900,332
Restricted stock                              --        38,783                          --          38,180
Preferred stock as if converted
  to common stock                         56,000       229,057                      63,000          86,421
                                      ----------    ----------                 -----------      ----------
Diluted EPS                           $6,567,000    14,660,173       $0.45      17,792,000      14,477,090      $1.23
                                      ==========    ==========       =====     ===========      ==========      =====

2000
----
Basic EPS                             $5,614,000    13,558,467       $0.41     $17,118,000      13,604,529      $1.26
                                                                     =====                                      =====
Effect of dilutive securities:
Stock options                                 --       268,781                          --         236,862
Restricted stock                              --        26,731                          --          11,715
                                      ----------    ----------                 -----------      ----------
Diluted EPS                           $5,614,000    13,853,979       $0.41     $17,118,000      13,853,106      $1.24
                                      ==========    ==========       =====     ===========      ==========      =====


All share and per share amounts have been adjusted to reflect the 3 for 2 stock split, which had a record date of February 28, 2001 and a distribution date of March 22, 2001.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 140 (SFAS 140), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 140 supersedes the guidance of SFAS 125, of the same title. Similar to SFAS 125, SFAS 140 revises accounting and reporting guidance for securitization transactions involving financial assets, sales of financial assets, factoring transactions, wash sales, servicing assets and liabilities, collateralized borrowing arrangements, securities lending transactions, repurchase agreements and extinguishments of liabilities. Most of the provisions of SFAS 140 are effective as of April 1, 2001. The Bank adopted certain collateral and disclosure requirements on December 31, 2000, their effective date.

In July 2001, the FASB issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141, effective June 30, 2001, requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting; the use of the pooling-of-interests method of accounting is eliminated. SFAS 141 also establishes how the purchase method is to be applied for business combinations completed after June 30, 2001. This guidance is similar to previous generally accepted accounting principles (GAAP); however, SFAS 141 establishes additional disclosure requirements for transactions occurring after the effective date.

SFAS 142 eliminates amortization of goodwill associated with business combinations completed after June 30, 2001. During a transition period from July 1, 2001 through December 31, 2001, goodwill associated with business combinations completed prior to July 1, 2001 will continue to be amortized through the income statement. Effective January 1, 2002, all goodwill amortization expense will cease and goodwill will be assessed (at least annually) for impairment at the reporting unit level by applying a fair-value-based test. SFAS 142 also provides additional guidance on acquired intangibles that should be separately recognized and amortized, which could result in the recognition of additional intangible assets, as compared with previous GAAP.

The Bank will continue to amortize goodwill at the rate of approximately $315,000 for the fourth quarter of 2001. At December 31, 2001, goodwill in the Bank's financial statement is expected to be approximately $27.2 million, substantially all of which related to the acquisition of Trainer Wortham under the purchase method of accounting.

After January 1, 2002, under SFAS 142 the elimination of goodwill amortization is expected to reduce noninterest expense by approximately $1,260,000 before taxes and to increase net income by approximately $1,260,000 (after tax), for the year ended December 31, 2002, compared with the year ended December 31, 2001. Based on a preliminary assessment and information available at this time, management of the Bank does not expect that a transitional impairment charge will be required upon adoption of SFAS 142.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
-------

First Republic Bank is a publicly traded, FDIC insured commercial bank. The Bank specializes in wealth management including private banking, investment management, brokerage, trust services and real estate lending. First Republic Bank provides private banking services in five metropolitan areas San Francisco/Silicon Valley, Los Angeles/Beverly Hills/Newport Beach, San Diego, Las Vegas and New York City. First Republic Bank is a member of the FDIC's Bank Insurance Fund ("BIF").

The Bank originates loans secured by single family residences, other real estate, and properties under construction as well as meeting other credit needs of its customers. The Bank's loan portfolio also contains loans secured by commercial properties and multifamily properties. Lending activities in Las Vegas are primarily focused on single family and multifamily residential construction projects and permanent mortgage loans on income properties. The Bank emphasizes its real estate lending activities in San Francisco, Beverly Hills, Los Angeles, Las Vegas, San Diego and New York City because of the proximity of its loan offices and the experience of executive management with real estate in these areas. In addition to the Bank performing an underwriting analysis on each borrower and obtaining independent property appraisals, an officer of the Bank generally visits each property or project prior to the closing of new loans. Additionally, the Bank began offering in 1999 certain loan products to businesses and individuals which are not secured by real estate.

During the third quarter of 2001, the level of the Bank's single family lending and the level of loan originations was increased from the prior year as a result of increased relationship managers to service borrowers, adequate customer demand for home purchases, lower rates of interest which improved the affordability of homes and stimulated refinances, as well as secondary market conditions which allowed the dollar amount of loans sold or originated for sale to investors to be satisfactory. For the third quarter ended September 30, 2001, the Bank originated $606.8 million of loans and loan sales were $168.6 million, as compared to loan originations of $442.3 million and loan sales of $321.5 million for the quarter ended September 30, 2000, which included $296 million of loans sold in a bulk whole loan sale.

The Bank either retains the loans it originates in its loan portfolio or sells the loans in the secondary market to institutional investors as whole loans or securitized mortgage pools. The Bank has retained the servicing rights for substantially all loans sold in the secondary market, thereby generating ongoing servicing fees. The Bank's portfolio of mortgage loans serviced for secondary market investors consisted of $2.1 billion in loans at September 30, 2001, compared to $1.8 billion at September 30, 2000.

The Bank has recorded mortgage servicing rights upon the sale of loans, subsequent to January 1, 1996, based upon the value of projected service fee income to be earned over the estimated lives of loans sold and using estimates of future loan repayment rates. On a quarterly basis, an impairment calculation has been performed on mortgage servicing rights based on the experiences of repayments in the market and in the Bank's actual loan portfolio.

The Bank monitors its actual repayment experience for balance sheet loans and loans sold on a regular basis. Each quarter, an assessment is made regarding actual experience and estimated future

-------------------

repayments. If actual repayments of loans owned or loans sold are below the level of future repayments estimated by the Bank, then the Bank could record lower amortization of unearned loan costs or decreased amortization of mortgage servicing rights, either of which would increase the Bank's expected level of future earnings. During the third quarter of 2001, the Bank experienced an increase in the level of repayments on certain types of adjustable rate loans in the loan servicing portfolio. As a result, in addition to increasing the amortization of its mortgage servicing rights, the Bank charged its income statement to record a $1.1 million valuation allowance to reduce the book value of its mortgage servicing rights to estimated fair value.

The following table presents certain performance asset quality and capital ratios and share data information for the Bank for the periods indicated:


                                                     At or for the Nine Months              At or for the Year
                                                         Ended September 30,               Ended December 31,
                                                     ------------------------          -----------------------------
                                                        2001         2000              2000        1999         1998
                                                        ----         ----              ----        ----         ----

Selected Ratios:
   Return on average assets*                             0.61%        0.61%            0.61%       0.70%         0.81%
   Return on average equity*                            11.06        11.92            11.68       11.93         12.39
   Average equity to average assets                      5.54         5.10             5.19        5.87          6.50
   Leverage ratio                                        6.38         5.78             6.25        6.38          6.41
   Tier 1 risk-based capital ratio                       9.31         9.11             9.31        9.66          9.14
   Total risk-based capital ratio                       12.70        12.82            13.06       14.00         14.43
   Net interest margin*                                  3.19         2.64             2.73        2.57          2.56
   Efficiency ratio                                      66.0         61.7             63.1        59.4          52.5
   Nonaccruing assets to total assets                    0.02         0.10             0.06        0.32          0.19
   Nonaccruing assets and performing restructured
     loans to total assets                               0.02         0.13             0.09        0.34          0.33
   Net loan chargeoffs (recoveries) to average loans*    0.00        (0.01)           (0.01)      (0.01)        (0.06)
   Allowance for loan losses to total loans              0.63         0.67             0.70        0.66          0.80
   Allowance for loan losses to nonaccruing loans       2,697%       2,301%           2,353%        183%          376%

Share Data**:
   Common shares outstanding                       13,636,676   13,547,641        13,618,206  13,568,080   13,617,853
   Book value per common share                         $16.42       $14.61            $14.90      $13.65       $12.37


*Nine months data is annualized
**Share data restated for 3-for-2 stock split effective March 2001

The Bank's retail deposits are its principal source of funds with FHLB advances, loan principal repayments, sales of loans, and the proceeds from debt and equity financings as supplemental sources. The Bank's deposit gathering activities are conducted in the San Francisco Bay Area, Los Angeles, and San Diego County, California, Las Vegas, Nevada, and in the New York metropolitan area.

First Republic Bank is an approved voluntary member of the Federal Home Loan Bank of San Francisco (FHLB). The Bank is currently approved for 40% of its total assets or approximately $1.6 billion of FHLB advances at September 30, 2001. Such advances are collateralized by real estate mortgage loans and investment securities and $909 million has been advanced at September 30, 2001. Membership in the FHLB provides the Bank with an alternative funding source for its loans, including short-term funding for loans while they are classified as held for sale.

The Bank, whose deposits are insured by the FDIC BIF, operates eight branches in San Francisco, a branch in San Rafael in Marin County north of San Francisco, branches in San Mateo and in

-------------------

Burlingame (both south of San Francisco), branches in Menlo Park and Palo Alto in the Silicon Valley, a branch in Los Angeles, a branch in Beverly Hills, a branch in Studio City, a branch in Century City, a branch in the Newport Beach area, three branches in San Diego County and three branches in Las Vegas, Nevada as well as a branch in New York, New York. The Bank expects to open 3 - 5 additional branches per year for the convenience of its growing customer base and to support further growth of the deposit franchise.

As of September 30, 2001, the Bank had total assets of $4.2 billion, total stockholders' equity of $223.9 million and total capital (consisting of stockholders' equity, preferred stock, subordinated debentures and notes, and allowance for loan losses) of $379.1 million. At September 30, 2001, the Bank's leverage ratio was 6.38%, its ratio of Tier 1 capital to risk-adjusted assets was 9.31% and its ratio of total capital to risk adjusted assets was 12.70%. These ratios compare to minimum leverage, Tier 1 and total capital ratios of 5%, 6% and 10%, respectively, to be considered "well capitalized" under FDIC regulations.

LIQUIDITY
---------

Liquidity refers to the ability to maintain a cash flow adequate to fund operations and to meet present and future funding obligations of the Bank either through the sale or maturity of existing assets or by the acquisition of funds through liability management. The Bank maintains a portion of its assets in a diversified portfolio of marketable investment securities, which includes U.S. Government securities and mortgage backed securities. At September 30, 2001, the investment securities portfolio of $302.6 million, plus cash and short term investments of $55.4 million, amounted to $358.0 million, or 8.6% of total assets. At September 30, 2001, 98.2% of the Bank's cash and investments mature within twelve months or are adjustable rate in nature.

Additional sources of liquidity at September 30, 2001 could be provided by approximately $242.8 million of borrowings collateralized by investment securities and available unused FHLB advances of over $500 million. Principal payments received on loans and the sale of mortgage loans are an additional source of liquidity. Management believes that the sources of available liquidity are adequate to meet the Bank's reasonably foreseeable short-term and long-term demands.

INTEREST RATE RISK MANAGEMENT
-----------------------------

The Bank seeks to manage its asset and liability portfolios to help reduce any adverse impact on its net interest income caused by fluctuating interest rates. To achieve this objective, the Bank emphasizes the origination and retention of adjustable interest rate or short-term fixed rate loans and the matching of adjustable rate asset repricings with deposits in transaction accounts, short-and intermediate-term certificates of deposit, and fixed rate and adjustable rate borrowings. The Bank's profitability may be adversely affected by rapid changes in interest rates. Institutions with long-term assets (both loans and investments) can experience a decrease in profitability and in the value of such assets if the general level of interest rates rises. While a substantial portion of the Bank's assets are adjustable rate mortgage loans and investments, at September 30, 2001 approximately 27.8% of these assets which adjust within one year were assets based on an interest rate index which generally lags increases and decreases in market rates (the 11th District Cost of Funds Index or "COFI"); therefore, the repricing characteristics of COFI based assets are different from assets based on market rate indices.

-----------------------------------------

Additionally, most of the Bank's adjustable rate loans contain interim rate increase caps or limitations which can contribute to a further lagging of rates earned on loans. At September 30, 2001, approximately 77.8% of the Bank's interest-earning assets and 80.3% of interest-bearing liabilities will reprice within the next year and the Bank's one-year cumulative GAP is 0.1%. For most of the years 1999 and 2000, market rates of interest were relatively stable to gradually increasing; during this period, the Bank's net interest margin was relatively stable, averaging 2.57% and 2.73%, respectively.

Since January 2001, interest rates have been more volatile and there has been a rapid decline due to numerous rate reductions by the Federal Reserve Bank. For the first three quarters of 2001, the Bank has earned a steadily declining average yield on its investments and loans due to this decline in general market rates of interest. For 2001, the weighted average yield on the Bank's loans and investments was 8.18% for the first quarter, 7.60% for the second quarter and 7.08% for the third quarter.

For the third quarter of 2001, the Bank recorded a slightly lower level of total interest income compared to the second quarter of 2001, as a result of a larger average asset base, but earning a lower average rate. However, the Bank's net interest margin for the third quarter of 2001 increased to 3.36% compared to 2.69% for the third quarter of 2000, and 3.09% for the second quarter of 2001. Important factors affecting the Bank's net interest margin include competition and conditions in the home loan market which affect loan yields, conditions in the general interest rate market, the cost and mix of customer deposits, the cost of the Bank's FHLB advances, and mortgage loan repricings being subject to interest rate floors on interim limitations on asset repricings. The Bank is following a strategy to increase the dollar amount of customer deposits in checking, money market and passbook accounts (collectively "transaction" accounts) and to reduce reliance on certificates of deposit as a funding source for future asset growth. Because transaction accounts bear lower rates of interest than CD's, the Bank expects its cost of deposits will be reduced and its interest margin will ultimately be increased so long as this strategy to shift the mix of deposits is successful.

Additionally, the Bank is planning to sell an increased percentage of its single family loan originations in individual loan sales or on whole loan transactions or securitizations. During 2000, two REMIC securitizations for $614 million were closed contributing to aggregate loan sales of $1.1 billion last year. Proceeds from these loan sales were used in part to pay down borrowings from the FHLB, which historically have been a more expensive source of funds than deposits.

The following table shows that transaction accounts have increased, as a percentage of total deposits, to 62% at September 30, 2001 from 48% at December 31, 1998.


Percentage of total deposits                                  December 31,
                                       September 30,    ------------------------
                                           2001         2000      1999      1998
                                           ----         ----      ----      ----
Transaction accounts                        62%          55%       54%       48%


Certificates of deposit                     38%          45%       46%       52%

The following table summarizes the differences between the Bank's maturing or rate adjusting assets and liabilities, or "GAP" position, at September 30, 2001. Generally, an excess of maturing or rate adjusting assets over maturing or rate adjusting liabilities during a given period will serve to enhance earnings in a rising rate environment and inhibit earnings when rates decline.

-----------------------------------------

Conversely, when maturing or rate adjusting liabilities exceed maturing or rate adjusting assets during a given period, a rising rate environment will inhibit earnings and declining rates will serve to enhance earnings. See "Results of Operations" for a discussion of the change in the Bank's net interest spread for the quarter ended September 30, 2001. The following table illustrates maturities or interest rate adjustments based upon the contractual maturities or adjustment dates at September 30, 2001:

                               FIRST REPUBLIC BANK
                     ASSET & LIABILITY REPRICING SENSITIVITY
                               September 30, 2001


                                         0 to         7 to          1 to         Over         Not Rate
(In $ millions)                        6 Months     12 Months      5 Years      5 Years       Sensitive       TOTAL
                                       --------     ---------      -------      -------    ------------     --------

Cash and investments                   $  349.9       $   1.6      $   0.4      $   6.1         $    --      $  358.0

Loans (1)                               2,694.7          69.5        501.4        394.7              --       3,660.3

FHLB stock                                 45.5            --           --           --              --          45.5

Other assets                                 --            --           --           --            92.0          92.0
                                       --------       -------      -------      -------         -------      --------

Total Assets                            3,090.1          71.1        501.8        400.8            92.0       4,155.8
                                       --------       -------      -------      -------         -------      --------


Deposits (2)                            2,295.2         280.8        278.9          0.4              --       2,855.3

FHLB advances                             576.6           5.0        311.0         16.5              --         909.1

Debentures and notes                         --            --          1.4         68.8              --          70.2

Minority Interest                            --            --           --         62.0              --          62.0

Other                                        --            --           --           --            35.3          35.3

Equity                                       --            --           --           --           223.9         223.9
                                       --------       -------      -------      -------         -------      --------

Total liabilities and equity            2,871.8         285.8        591.3        147.7           259.2      $4,155.8
                                       --------       -------      -------      -------         -------      ========

Repricing gap - positive (negative)      $218.3       $(214.7)      $(89.5)      $253.1         $(167.2)

Cumulative repricing gap:

  Dollar amount                          $218.3          $3.6       $(85.9)      $167.2

  Percent of total assets                   5.3%          0.1%        (2.1)%        4.0%


(1) Adjustable rate loans consist principally of real estate secured loans with a maximum term of 30 years. Such loans are generally adjustable monthly, semiannually, or annually based upon changes in the FHLB 11th District Cost of Funds Index (COFI), the One Year Treasury Constant Maturity Index, the Twelve Month Moving Average One Year Treasury Index, London Inter-Bank Offer Rate (LIBOR) or the Prime rate, subject generally to a maximum increase of 2% annually and 5% over the lifetime of the loan.

(2) All checking, passbook and MMA accounts are contractually subject to immediate withdrawal.

-----------------------------------------

In evaluating the Bank's exposure to interest rate risk, certain limitations inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react differently to changes in market interest rates. Additionally, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, certain assets, such as adjustable rate mortgages and mortgage related investments, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. The Bank considers the anticipated effects of these various factors in implementing its interest rate risk management activities, including the utilization of interest rate caps on a historical basis. Also, a portion of the cap portfolio protects against an increase in interest rates over a 2 to 5 year period and are matched with certain intermediate fixed rate loans which do not adjust for an initial period of from 3 to 7 years.

The Bank has entered into out of the money interest rate cap transactions in the aggregate notional principal amount of $1.0 billion which terminate in periods ranging from November 2001 through February 2004. Under the terms of these transactions, which have been entered into with eight unrelated commercial or investment banking institutions or their affiliates, the Bank will be reimbursed quarterly for increases in the three-month London Inter-Bank Offer Rate ("LIBOR") for any quarter during the term of the applicable transaction in which such rate exceeds a rate ranging from 6.5% to 8.0% as established for the applicable transaction. The interest rate cap transactions are intended to act primarily as hedges for the interest rate risk created by restrictions on the maximum yield of certain variable rate loans and investment securities held by the Bank which may, therefore, at times be exposed to the effect of unrestricted increases in the rates paid on the liabilities which fund these assets. In October 1, 2000, the Bank adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended to SFAS No. 137. This statement requires that an entity recognize all derivatives on the balance sheet and measure them at fair value. Changes in the fair values of those derivatives would be accounted for depending on the intended use of the derivative and the resulting designation under specified criteria. Under SFAS No. 133, the Bank's interest rate caps do not qualify as hedges; therefore, the Bank values interest rate cap contracts quarterly, with the changes in value being posted to earnings each quarter. Previously, the Bank had amortized cap costs ratably over the life of the contract. Also, the portion of the value of convertible securities which is derived from the equity conversion feature is defined as a derivative under SFAS No. 133; therefore, the Bank posts the change in these values to its income statement quarterly.

In prior years, the Bank utilized FHLB advances as a supplement to deposit gathering to fund its asset growth. More recently, FHLB advances are used to fund loans held for sale and to provide a source of longer term fixed rate liabilities. FHLB advances require no deposit insurance premiums and operational overhead costs are less than for deposits. FHLB advances must be collateralized by the pledging of investment securities or mortgage loans which are assets of the Bank. The Bank also is required to own FHLB stock of at least 5% of all outstanding FHLB advances and, at September 30, 2001, the balance of FHLB stock was $45.5 million. FHLB stock held in excess of the requirement is redeemed at par on a quarterly basis by the FHLB. At September 30, 2001, total FHLB advances outstanding were $909.1 million.

During the third quarter of 2001, the Bank has primarily added short-term adjustable rate mortgage loans to its portfolio. These loans have been funded primarily by an increased amount of customer deposits in lower cost checking accounts and other transaction accounts as well as short-

-----------------------------------------

term adjustable rate FHLB advances. As a result of these actions, the Bank does not believe that there has been a significant change in its interest rate risk as calculated by its simulation model, the results of which are presented in its 2000 Annual Report to stockholders and financial statements and notes thereto.

The Bank continues its policy of not engaging in business activities related to foreign currency transactions or commodity based instruments and has not made significant investments in equity securities subject to price fluctuations. Therefore, the preceding information on interest rate risk management represents the required discussion on the Bank's primary market risk exposures.

CAPITAL RESOURCES
-----------------

The Bank continues to maintain a strong capital base. At September 30, 2001, the Bank's total capital was $379.1 million, including total stockholders' equity, the preferred stock of a subsidiary, debentures and notes, and allowance for loan losses. Total stockholders' equity at September 30, 2001 has increased by $21.1 million since December 31, 2000. In June 2001, the Bank issued $7.0 million of additional preferred stock in its REIT subsidiary. Net income was $17.7 million for the first nine months of 2001 and there was an increase of $2.8 million, net of tax, in the market value of that portion of the Bank's portfolio of securities which are classified as available for sale (primarily due to the decline in market rates of interest). During the first nine months of 2001, the Bank reduced its stockholders' equity by purchasing 396,000 shares of its common stock, for a total cost of $9.4 million.

The Bank's leverage ratio was 6.38%, its Tier 1 risk-based capital ratio was 9.31% and its total risk based capital ratio was 12.70% at September 30, 2001.

All share and per share amounts have been adjusted to reflect the 3 for 2 stock split which had a record date of February 28, 2001 and a distribution date of March 22, 2001.

As of September 30, 2001, the Bank held 5,674,635 shares of common stock as treasury stock with a total cost of $82.1 million. The Bank purchased 396,000 of these shares in 2001 and 5,278,635 of these shares in prior years.

SEGMENTS
--------

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that a public business enterprise report financial and descriptive information about its reportable operating segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Bank has determined that its reportable segments are organized around its commercial banking and investment advisory functions. The operating results and assets of the Bank's two reportable segments for the quarter and nine months ending September 30, 2001 and 2000, as well as any reconciling items to consolidated totals are as follows:

--------------------



($ in thousands)
                                              Quarter Ended September 30,                   Nine Months Ended September 30,
                                              ---------------------------                   -------------------------------

                                    Commercial Investment Reconciling    Total     Commercial  Investment  Reconciling      Total
                                      Banking   Advisory    Items    Consolidated   Banking     Advisory      Items     Consolidated
                                      -------   --------    -----    ------------   -------     --------      -----     ------------

2001
----

Total interest income                 $70,307     $   47    $  --      $70,354     $  214,192    $   148     $    --     $  214,340
Noninterest income                        334      4,964     (105)       5,193          4,566     15,121        (275)        19,412
                                      -------     ------    -----      -------     ----------    -------     -------     ----------

Total revenues                        $70,641     $5,011    $(105)     $75,547     $  218,758    $15,269     $  (275)    $  233,752
                                      =======     ======    =====      =======     ==========    =======     =======     ==========

Income before minority interest       $ 6,453     $1,097    $(105)     $ 7,445     $   17,607    $ 3,117     $  (275)    $   20,449
                                      =======     ======    =====      =======     ==========    =======     =======     ==========

Identifiable assets at September 30                                                $4,147,749    $ 8,126     $   (76)    $4,155,799
                                                                                   ==========    =======     =======     ==========


2000
----

Total interest income                 $77,220     $  116    $  --      $75,336     $  215,094    $   267     $    --     $  215,361
Noninterest income                      1,332      5,813      (60)       7,085          5,023     16,883        (180)        21,726
                                      -------     ------    -----      -------     ----------    -------     -------     ----------

Total revenues                        $78,552     $5,929    $ (60)     $84,421     $  220,117    $17,150     $  (180)    $  237,087
                                      =======     ======    =====      =======     ==========    =======     =======     ==========

Income before minority interest       $ 4,585     $1,973    $ (60)     $ 6,498     $   14,752    $ 5,199     $  (180)    $   19,771
                                      =======     ======    =====      =======     ==========    =======     =======     ==========

Identifiable assets at September 30                                                $3,770,463    $13,437     $(3,151)    $3,780,749
                                                                                   ==========    =======     =======     ==========

The commercial banking segment represents the operations of the Bank and FRPCC, including real estate secured lending, retail deposit gathering, private banking activities, mortgage sales and servicing and managing the capital, liquidity and interest rate risk of the entities. The investment advisory segment presently consists solely of the activities of Trainer Wortham which manages assets for individuals and institutions in equity, fixed income and balanced accounts. Income before minority interest of the investment advisory segment does not include goodwill amortization which was $943,000 for the first nine months of 2001 and $896,000 for the first nine months of 2000. The reconciling item for revenues relates to fees paid by the Bank to Trainer Wortham for the management of its investment portfolio and the reconciling item for assets relates primarily to Trainer Wortham funds on deposit with the Bank and an intercompany receivable account that is reimbursed on a quarterly basis.

RESULTS OF OPERATIONS -             Quarter Ended September 30, 2001 Compared to
-----------------------             --------------------------------------------
                                    Quarter Ended September 30, 2000
                                    --------------------------------

The Bank derives its income from three principal areas: (1) net interest income which is the difference between the interest income the Bank receives loans and investments and the interest expense it pays on interest-bearing liabilities such as customer deposits and borrowings; (2) earnings from the sale and servicing of real estate secured loans; and (3) fee income from wealth management activities, including investment advisory, trust, brokerage and other banking services.

During the third quarter of 2001, the Bank's total assets increased to $4.2 billion at September 30, 2001 from $3.7 billion at December 31, 2000. The Bank's loan originations for the third quarter of 2001 were $607 million, compared to $653 million for the second quarter of 2001 and $442 million for the third quarter of 2000. Single family loans originated in the third quarter of 2001 were $461 million compared to $459 million for the second quarter of 2001 and $266 million in the third quarter of 2000.

The Bank sold $168.6 million of single family loans to secondary market investors during the third quarter of 2001, compared with $321.5 million in the third quarter of 2000. The Bank's portfolio of real estate loans serviced for secondary market investors totaled $2.1 billion at September 30, 2001 and $2.1 billion at December 31, 2000. The level of future loan originations, loan sales and loan repayments is dependent in part on overall credit availability and the interest rate environment, the strength of the general economy, local real estate markets and the housing industry, and conditions in the secondary loan sale market.

The Bank reported net income of $6.5 million for the third quarter of 2001 as compared to $5.6 million in the same quarter of 2000. Diluted earnings per share was $0.45 for the third quarter of 2001, compared to $0.41 for the similar period in 2000. The Bank's pretax operating results for the quarter ended September 30, 2001 reflect the status of the expansion of the Bank's products, services and branches, as well as a trust function and brokerage activities. Increased net interest income and higher fee revenues have been offset in part by increased expenses.

Total interest income was $70.4 million for the third quarter of 2001 compared to $77.3 million for the third quarter of 2000. Interest income on real estate and other loans was $65.7 million for the third quarter of 2001, compared to $71.1 million in 2000. The average yield on loans was 7.27% in the third quarter of 2001 compared to 7.79% for the second quarter of 2001 and 8.17% for the third quarter of 2000. The Bank's yield on loans is affected by market rates, portfolio mix, the level of adjustable rate loan indexes, the effect of new single family loans earning lower initial rates of interest and the level of nonaccrual loans. The Bank's total loans receivable outstanding increased from $3.2 billion at December 31, 2000 to $3.7 billion at September 30, 2001 with substantially all the increase due to an increase in loans held for sale. As a percentage of the Bank's permanent loan portfolio, loans secured by single family residences were 55% at September 30, 2001 and September 30, 2000.

Interest income on cash, short-term investments and investment securities increased as a result of a larger average portfolio for the quarter earning interest at a slightly lower average rate. Such interest income was $4.6 million in the third quarter of 2001 compared to $6.2 million in the same period of 2000. The average investment position was $352.9 million during the third quarter of 2001 and earned 5.21% compared to an average position of $355.9 million earning 6.97% during the third quarter of 2000.

RESULTS OF OPERATIONS -             Quarter Ended September 30, 2001 Compared to
-----------------------             --------------------------------------------
                                    Quarter Ended September 30, 2000 (Continued)
                                    --------------------------------------------

To the extent that the Bank's investment portfolio increases as a proportion of total assets, there could be an adverse effect on the Bank's net interest margin, since rates earned on investments tend to be lower than rates earned on loans and rates available on investments currently available for purchase have been generally lower than the average yield on the existing portfolio.

Total interest expense for the third quarter decreased to $36.9 million in 2001 from $51.3 million in 2000. Total interest expense consists of three components
- interest expense on customer deposits, interest expense on FHLB advances and other borrowings, and interest expense on debentures and notes. With average deposits increasing, but rates on deposits declining, interest expense on customer deposits (comprised of passbook, money market (MMA) and checking accounts and certificates of deposit) decreased to $26.0 million in the third quarter of 2001 from $30.8 million in the third quarter of 2000. The average rate paid on customer deposits was 3.64% during the third quarter of 2001 compared to 4.48% for the second quarter of 2001 and 5.17% for the third quarter of 2000.

Interest expense on FHLB advances and other borrowings decreased to $9.5 million in the third quarter of 2001 from $19.1 million in the third quarter of 2000, as a result of lower interest rates and a 30% decrease in the average FHLB advances outstanding. The average rate paid on the Bank's FHLB advances, and other borrowings, excluding longer term debentures and notes, was 4.84% for the third quarter of 2001, compared to 5.55% for the second quarter of 2001, and 6.43% for the third quarter of 2000. The average rate paid on these liabilities, primarily FHLB advances, decreased 164 basis points (1.64%) from the third quarter of 2000 to the third quarter of 2001. There was also a decrease of 71 basis points (0.71%) as compared to the second quarter of 2001. During periods of changing interest rates, the cost of the Bank's FHLB advances tends to change faster than the cost of deposits.

Interest expense on debentures and notes includes interest payments and amortization of debt issuance costs on the Bank's longer-term capital-related subordinated instruments which are primarily fixed rate in nature. The interest paid on these debentures and notes remained at $1.4 million in the third quarter of 2001 and the third quarter of 2000. The average cost of all outstanding debentures and notes was 8.04% for the third quarter of 2001 and 2000.

The Bank's net interest income was $33.0 million for the third quarter of 2001, compared to $26.0 million for the third quarter of 2000, as a result of earning a higher margin on a higher average balance of assets. The net interest margin, calculated as net interest income divided by total average interest earning assets, was 3.36%for the third quarter of 2001, compared to 2.69% for the third quarter of 2000 and 2.73% for all of 2000.

Non-interest income for the third quarter of 2001 decreased to $5.2 million from $7.1 million in the third quarter of 2000, primarily due to lower investment advisory fees, recording a loss of $692,000 for the decrease in the value of interest rate cap contracts and convertible securities accounted for as derivatives under SFAS 133, and increased charges totaling $1.1 million to reduce the book value of mortgage servicing rights.

The Bank's non-interest income includes the investment advisory fees earned by Trainer Wortham. These fees vary with the amount of assets under management and the type of account chosen by the customer. Generally, Trainer Wortham earns a higher fee for managing equity securities than for

RESULTS OF OPERATIONS -    Quarter  Ended September 30, 2001 Compared to Quarter
-----------------------    -----------------------------------------------------
                           Ended September 30, 2000(Continued)
                           -----------------------------------

managing a fixed income portfolio. Investment advisory fees were $4,800,000 for the third quarter of 2001, a 16% decline compared to the $5,744,000 recorded in the third quarter of 2000. Investment advisory fees also declined $138,000 or 3% when compared to the prior quarter. The decreases from last year and the prior quarter are due to the general decline in the stock market. The future level of these fees depends on the level of assets under management, conditions in the equity markets and the ability to attract new customers. Since assets under management at September 30, 2001 were $3.23 billion or 12% lower than at June 30, 2001 and since assets under management at September 30, 2001 provide the basis for billing investment advisory fees for the fourth quarter of 2001, these asset decreases will lead to lower investment advisory fees for the fourth quarter of 2001.

Service fee revenue, net of amortized costs on the Bank's mortgage servicing rights, was a net expense of $1,375,000 for the third quarter of 2001 compared to net revenues of $265,000 for the same period of 2000. During the third quarter of 2001, mortgages in the Bank's loan portfolio of loans serviced for others repaid at a higher rate than expected, due to the rapid decline in rates, particularly for certain categories of adjustable rate loans sold in 2000. On an aggregate basis, loan repayments in the loan serviced portfolio increased to 27% in the third quarter of 2001, compared to approximately 21% for the first six months of 2001 and approximately 10% for the year 2000. Although the Bank had increased the rate of amortization of the book value of mortgage servicing rights beginning in April 2001, an additional $1.1 million valuation allowance was required in the third quarter under the Bank's quarterly impairment test methodology. The average balance of the servicing portfolio was $2.1 billion for the third quarter of 2001 compared to $1.6 billion for the third quarter of 2000. Total loans serviced were $2.1 billion at September 30, 2001 and $2.0 billion at June 30, 2001. The percentage of servicing fees received depends upon the terms of the loans as originated and conditions in the secondary market when loans are sold. The Bank receives servicing fees, on the outstanding loan balances serviced, which averaged approximately 0.29% for the third quarter of 2001 compared to 0.29% for all of 2000.

For the third quarter, loan and related fee income was $645,000 in 2001 and $351,000 in 2000. This income category includes miscellaneous fees collected from borrowers which vary with market conditions, late charge income which generally varies with the size of the loan and servicing portfolios and economic conditions, and prepayment penalty income which generally varies with loan activity and market conditions.

The Bank earns fees from its customers for trust, brokerage and deposits service. These customer fees increased to $1,003,000 in the third quarter of 2001 from $395,000 in the third quarter of 2000.

The Bank's loan sale activities are focused on entering into formal commitments and informal agreements with institutional investors to originate on a direct flow basis single family mortgages which are priced and underwritten to conform to previously agreed upon criteria prior to loan funding and are delivered to the investor shortly after funding. Also, the Bank has historically identified, from time to time, secondary market sources which have particular needs which can be filled primarily with adjustable rate single family loans held in its portfolio. In 2000, the Bank began to sell loans in underwritten, agency rated securitizations and the Bank expects to complete another such securitization in the fourth quarter of 2001.

RESULTS OF OPERATIONS -             Quarter Ended September 30, 2001 Compared to
-----------------------             --------------------------------------------
                                    Quarter Ended September 30, 2000 (Continued)
                                    --------------------------------------------

The Bank sells whole loans and loan participations in the secondary market under several specific programs. The amount of loans sold is dependent upon conditions in both the mortgage origination and secondary loan sales markets, and the level of gains on loan sales will fluctuate. Loan sales were $168.6 million for the third quarter of 2001 and $321.5 million for the third quarter of 2000. The Bank computes a gain or loss on sale at the time of sale by comparing sales proceeds with the carrying value of the loans sold and by calculating the fair value of servicing rights retained. The sale of loans resulted in net gains of $635,000 for the third quarter of 2001, compared to $127,000 for the same period of 2000. The gain on the sale of loans includes the value attributed to mortgage loan servicing rights under SFAS No. 140, which was $1,059,000 for the third quarter of 2001 and $3,941,000 for the third quarter of 2000.

All other noninterest income for the third quarter was $162,000 in 2001 compared to $353,000 in 2000.

Noninterest expense totaled $25.1 million for the third quarter of 2001, compared to $21.4 million for the same period in 2000. The Bank's operating efficiency ratio, or net noninterest expense as a percentage of net interest income and recurring noninterest income, was 64.3% for the third quarter of 2001, compared to 63.4% for the same period in 2000 and 63.1% for all of 2000, with the increase primarily reflecting the higher costs of introducing new products, adding branches and marketing to new customers. Personnel costs have increased due to additional employees added to deliver new wealth management services and to support the Bank's franchise development, higher loan volume and deposit growth. Occupancy costs also increased as the Bank has added new branches and has expanded its corporate facilities to accommodate more sales and customer service personnel.

RESULTS OF OPERATIONS -            Nine Months Ended September 30, 2001 Compared
-----------------------            ---------------------------------------------
                                   to Nine Months Ended September 30, 2000
                                   ---------------------------------------

The trend in income and expense items for the comparable nine month periods is generally consistent with the comparison of the third quarter of 2001 with the same quarter of 2000. Net income of $17.7 million was reported for the first nine months of 2001, as compared to $17.1 million for the first nine months of 2000. Total interest income has increased on a year-to-date basis, as a result of a similar average balance sheet earning a slightly lower rate, as presented in the following table. Net interest income has increased as a result of the Bank's shift in the mix of customer deposits towards transaction accounts as well as a decrease in the overall rate paid in deposits and liabilities related to lower market rates of interest. The average yields earned on interest-earning assets decreased 0.22%, while the average rates paid on liabilities decreased 0.79%.

Non-interest income decreased to $19.4 million in the first nine months of 2001 from $21.7 million for the same period in 2000, primarily due to lower investment advisory fees, the recording of a decrease in the market value of interest rate cap contracts and convertible securities under SFAS 133 by $1,122,000 as well as the increased amortization and reduction of the carrying value of the Bank's mortgage servicing rights.

For the first nine months, non-interest expense increased to $73.3 million in 2001 from $59.8 million in 2000. The Bank's operating efficiency ratio, or recurring non-interest expense as a percentage of net interest income and recurring non-interest income, was 66.0% for the first nine months of 2001 as compared to 61.7% for the first nine months of 2000, with the increase primarily reflecting the high costs of introducing new products, adding branches and marketing to new customers. Personnel costs have increased due to additional employees added to support the Bank's product and franchise development, higher loan volume and deposits growth, and an increase in expenses to operate Trainer, Wortham. Occupancy costs increased as the Bank has added new branches in the past year and has expanded its corporate facilities to accommodate more personnel.

The following table presents for the first nine months of 2001 and 2000, the distribution of average assets, liabilities, and stockholders' equity as well as the total dollar amounts of interest income, average interest-earning assets and the resultant yields, and the dollar amounts of interest expense, average interest-bearing liabilities, and rates paid. Nonaccrual loans are included in the calculation of the average balances of loans and interest on nonaccrual loans is included only to the extent recognized on a cash basis.

RESULTS OF OPERATIONS -        Nine Months Ended September 30, 2001 Compared to
-----------------------        -------------------------------------------------
                               Nine Months Ended September 30, 2000 (Continued)
                               ------------------------------------------------


                                                                   Nine Months Ended September 30,
                                                ------------------------------------------------------------------
                                                              2001                               2000
                                                ------------------------------      ------------------------------
                                                  Average              Yields/      Average                Yields/
                                                  Balance    Interest  Rates        Balance      Interest   Rates
                                                  -------    --------  ------       -------      --------  ------
                                                                          ($ In thousands)
Assets:

Interest-earning deposits with other
   institutions                                 $    5,599   $    186    4.44%     $    4,870    $    209    5.73%
Short-term investments                              23,561      1,160    6.49          10,406         614    7.75
Investment securities                              336,971     15,439    6.11         318,864      16,208    6.78
                                                ----------   --------              ----------    --------
   Sub-total                                       366,131     16,785    6.11         334,140      17,031    6.79
Loans                                            3,374,960    197,555    7.76       3,317,507     198,330    7.92
                                                ----------   --------              ----------    --------
   Total interest-earning assets                 3,741,091    214,340    7.60%      3,651,647     215,361    7.82%
                                                             --------                            --------
Non interest-earning assets                        114,351                            103,951
                                                ----------                         ----------
   Total average assets                         $3,855,442                         $3,755,598
                                                ==========                         ==========


Liabilities and Stockholders' Equity:

Checking                                        $  311,847   $    900    0.39%     $  179,657    $    793    0.59%
Money market checking                              582,613     17,465    4.01         490,918      18,016    4.90
Money market savings and passbook                  750,766     23,535    4.19         610,438      22,457    4.91
Certificates of deposit                          1,101,402     47,722    5.79       1,034,100      45,309    5.85
                                                ----------   --------              ----------    --------
   Total customer deposits                       2,746,628     89,622    4.36       2,315,113      86,575    5.00

FHLB advances and other borrowings                 733,008     29,480    5.38       1,093,207      50,693    6.19
Subordinated debentures and notes                   70,254      4,237    8.04          70,534       4,257    8.05
                                                ----------   --------              ----------    --------
   Total borrowings                                803,262     33,717    5.61       1,163,741      54,950    6.31
                                               ----------   --------              ----------    --------
   Total interest-bearing liabilities            3,549,890    123,339    4.64%      3,478,854     141,525    5.43%
                                                             --------                            --------
Non interest-bearing liabilities                    91,809                             85,201
Stockholders' equity                               213,743                            191,543
                                                ----------                         ----------
   Total average liabilities and
     stockholders' equity                       $3,855,442                         $3,755,598
                                                ==========                         ==========
Net interest spread                                                      2.96%                               2.39%
Net interest income and net interest margin                  $ 91,001    3.19%                   $ 73,836    2.64%
                                                             ========                            ========

The Bank's balance sheet at September 30, 2001 is generally comparable to that at December 31, 2000. Total assets have increased $499.4 million to $4.2 billion, primarily as a result of an increase in the Bank's loans held for sale of $396 million. Funds were raised primarily by retail deposits which increased $324.9 million. The Bank's allowance for loan losses was $23.0 million at September 30, 2001, and there was no foreclosed real estate property resulting in other real estate owned.

ASSET QUALITY AND PROVISION FOR LOAN LOSSES

The levels of the Bank's provision for loan losses and allowance for loan losses are related to the size and composition of the loan portfolio, general economic conditions, and conditions affecting the real estate markets in which the Bank conducts lending activities. The following table sets forth by category the total loan portfolio of the Bank at the dates indicated.

($ in thousands)                                                                              December 31,
                                                              September 30,                   ------------
                                                                  2001                 2000                  1999
                                                             ---------------      --------------        --------------
Loans:
Single family (1-4 units)                                       $1,869,676           $1,547,390           $1,999,868
Multifamily (5+ units)                                             418,612              391,041              347,565
Commercial real estate                                             650,208              612,667              504,553
Multifamily/commercial construction                                 69,990               52,960               26,667
Single family construction                                         145,940              120,634               78,892
Home equity credit lines                                           329,015              255,497              129,594
                                                                ----------           ----------           ----------
   Real estate mortgages subtotal                                3,483,441            2,980,189            3,087,139

Commercial business and other                                      176,867              177,739              103,781
                                                                ----------           ----------           ----------
   Total loans                                                   3,660,308            3,157,928            3,190,920

Net deferred loan cost (fees)                                        1,587                 (600)                 920
Allowance for loan losses                                          (22,953)             (22,167)             (20,959)
                                                                ----------           ----------           ----------
   Loans, net                                                   $3,638,942           $3,135,161           $3,170,881
                                                                ==========           ==========           ==========

The following table presents an analysis of the Bank's loan portfolio at September 30, 2001 by property type and geographic location:

($ in millions)            San Francisco   Los Angeles   Other CA                 New York
                             Bay Area        County        Areas       Nevada       Area         Other       Total        Percent
                             ---------       ------        -----       ------       -----        -----       -----        -------
Property Type:
Single family                 $1,147         $286         $271          $14        $239         $ 242        $2,199          60%
Multifamily                      244           48           19           98           8             2           419          11%
Commercial                       451           71           52           60          10             6           650          18%
Construction                      94           31           38           29          13            11           216           6%
Other                             82           47           24            0          18             5           176           5%
                              ------         ----         ----         ----        ----          ----        ------         ----
Total                         $2,018         $483         $404         $201        $288          $266        $3,660         100%
                              ======         ====         ====         ====        ====          ====        ======         ====

Percent by location               55%          13%          11%           6%          8%            7%          100%


The Bank places an asset on nonaccrual status when any installment of principal or interest is 90 days or more past due (except for loans which are judged by management to be well secured and in the process of collection, generally applicable to single family loans), or earlier if management determines the ultimate collection of all contractually due principal or interest to be unlikely. Additionally, loans restructured to defer or waive amounts due are placed on nonaccrual status and generally will continue in this status until a satisfactory payment history is achieved (generally at least six payments).

-------------------------------------------------------

The following table presents nonaccruing loans, REO, performing restructured loans and accruing single family loans over 90 days past due at the dates indicated.

($ in thousands)                                                                            December 31,
                                                                    September 30,      ---------------------
                                                                        2001             2000          1999
                                                                   --------------      -------       -------
Nonaccruing loans:
   Single family                                                       $   --          $   --       $    --
   Multifamily                                                            851             942        11,446
   Commercial real estate                                                  --              --            --
                                                                       ------          ------       -------
     Total nonaccruing loans                                              851             942        11,446
Real estate owned ("REO")                                                  --           1,241            --
                                                                       ------          ------       -------
     Total nonaccruing assets                                             851           2,183        11,446
Performing restructured loans                                              --           1,112           965
                                                                       ------          ------       -------
     Total nonaccruing assets and performing restructured loans        $  851          $3,295       $12,411
                                                                       ======          ======       =======
Accruing single family loans over 90 days past due                     $2,709          $   --       $    41

Percent of Total Assets:
   Nonaccruing assets                                                   0.02%           0.06%         0.32%
   Nonaccruing assets and performing restructured loans                 0.02%           0.09%         0.34%
Ratio of allowance for loan losses to nonaccruing loans                2,697%          2,353%          183%

At September 30, 2001, the dollar amount of the Bank's nonaccruing loans and REO, net of chargeoffs was $851,000, compared to $2.2 million at December 31, 2000 and $11.4 million at December 31, 1999. Nonaccrual loans at September 30, 2001 consist of one apartment loan.

The following table summarizes the changes in the Bank's nonaccrual loans during the third quarter of 2001. Nonaccrual loans are segmented by major geographical region and activity.

CHANGE IN NONACCRUAL                                            ($ in thousands)
LOANS BY REGION

                                                Los Angeles      Northern
                                                  County        California       Nevada        Total
                                                  ------        ----------       ------        -----
Balance June 30, 2001                            $ 2,132         $    --        $    --       $ 2,132
Additions                                             --              --             --            --
Deductions from nonaccrual loans:
   Chargeoff to allowance                           ( 96)             --             --          ( 96)
   Payments received from borrower                (1,185)             --             --        (1,185)
                                                 -------         -------        -------        ------
Balance September 30, 2001                       $   851         $    --        $    --       $   851
                                                 =======         =======        =======       =======

There were no additions to nonaccrual loans during the third quarter of 2001, and the Bank received cash proceeds of $1,185,000, which were used to payoff, paydown, or reduce the carrying basis of nonaccrual loans. During the third quarter, the Bank's one foreclosed real estate property was sold. Chargeoffs on nonaccrual loans occur when the Bank determines that the collateral value, net of estimated costs to sell, is reduced to less than a loan's carrying amount. There were chargeoffs of $96,000 recorded in the third quarter of 2001, as a result of a short payoff on an existing nonaccrual loan. While the future collateral value of any nonaccrual loans may change, the Bank has recorded chargeoffs to reduce the carrying basis of its nonaccrual loans to the estimated current collateral value, net of selling costs (See "Impaired Loans").
                                                     --------------

-------------------------------------------------------

During the third quarter of 2001, the Bank sold the one remaining REO property previously held at June 30, 2001 for net proceeds of approximately $125,000 more than its carrying value. The Bank's policy is to attempt to resolve problem assets reasonably quickly, including the aggressive pursuit of foreclosure or other workout procedures. It has been the Bank's general policy to sell such problem assets when acquired as promptly as possible at prices available in the prevailing market. For certain properties, the Bank has made repairs and engaged management companies to reach stabilized levels of occupancy prior to asset disposition. The Bank may foreclose upon additional loans in future quarters.

The Bank establishes an allowance for the inherent risk of potential future losses, based on established criteria, including the type of loan, historical loss experience and economic trends. The Bank's allowance for loan losses is maintained at a level estimated by management to be adequate to provide for losses that can be reasonably anticipated based upon specific conditions at the time as determined by management, including past loss experience, the results of the Bank's ongoing loan grading process, the amount of past due and nonperforming loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors.

Since inception through September 30, 2001, the Bank has experienced a relatively low level of losses on its single family loans in each of its geographic market areas. The Bank's cumulative single family loan loss experience is approximately 0.03% on all loans originated. For the most recent 19 quarters from January 1, 1997 to September 30, 2001, net chargeoffs on single family loans as a percentage of average single family loans was less than 0.01%. At September 30, 2001, the single family loan categories represented 55% of the Bank's permanent loan portfolio.

The allowance for loan losses was over 20 times the amount of nonaccrual loans at December 31, 2000 and at September 30, 2001. Management's continuing evaluation of the loan portfolio and assessment of economic conditions will dictate future allowance levels and the amount of loss provisions. The adequacy of the Bank's total allowance is reviewed quarterly. Management closely monitors all past due and restructured loans in assessing the adequacy of its allowance for loan losses. In addition, the Bank follows procedures for reviewing and grading all of the larger income property loans and unsecured loans in its portfolio on a periodic basis. Based predominately upon that continuous review and grading process, the Bank will determine appropriate levels of the allowance in response to its assessment of the potential risk of loss inherent in its loan portfolio. Management will provide additional loan loss provisions when the results of its problem loan assessment methodology or overall allowance adequacy test indicate additional provisions are required. The review of problem loans is an ongoing process, during which management may determine that additional chargeoffs are required or additional loans should be placed on nonaccrual status.

Although nonaccrual loans are recorded at their currently estimated collateral fair value (net of selling costs) at September 30, 2001, there can be no assurance that additional loan loss provisions or chargeoffs will not be required in the event that the properties securing the Bank's existing problem loans fail to maintain their values or that new problem loans arise.

-------------------------------------------------------

The following table provides certain information with respect to the Bank's allowance for loan loss position and provisions for loan losses as well as chargeoff and recovery activity for the periods indicated.


                                                                                          Year Ended
                                                           Nine Months Ended              December 31,
                                                             September 30,      -----------------------------
                                                                 2001                2000           1999
                                                           -----------------    -------------   -------------
                                                                                      ($ in thousands)
Allowance for Loan Losses:
Balance beginning of period                                       $   22,167         $ 20,959      $   20,605

Provision charged to expense                                             900            1,000              --

Chargeoffs on originated loans:
   Single family                                                        (296)              --              --
   Multifamily                                                            --               --            (503)
   Commercial real estate                                                 --               --              --
   Commercial business and other loans                                    (5)              (2)             (1)

Recoveries on originated loans:
   Single family                                                          --               --              --
   Multifamily                                                            --              195             705
   Commercial real estate                                                187               --             113
   Commercial business and other loans                                    --               15              40
                                                                  ----------     ------------      ----------

Net recoveries (chargeoffs)                                             (114)             208             354
                                                                  ----------     ------------      ----------

Balance end of period                                             $   22,953     $     22,167      $   20,959
                                                                  ==========     ============      ==========

Average loans for the period                                      $3,374,960       $3,284,697      $2,822,112
Total loans at period end                                         $3,660,308       $3,157,928      $3,190,920

Ratios of allowance for loan losses to:
   Total loans                                                          0.63%            0.70%           0.66%
   Total loans net of loans held for sale                               0.71%            0.71%           0.68%
   Nonaccruing loans                                                   2,697%           2,353%            183%
   Nonaccruing loans and performing restructured loans                 2,697%           1,079%            169%
   Net recoveries to average loans*                                       --%           (0.01)%         (0.01)%

*Annualized

During the third quarter of 2001, the Bank recorded $96,000 in chargeoffs; the Bank provided a provision of $400,000 in the third quarter of 2001 and $250,000 in each of the first two quarters of 2001 resulting in a net increase in the allowance for loan losses by $786,000 from $22,167,000 at December 31, 2000 to $22,953,000 at September 30, 2001. As of September 30, 2001, the Bank's allowance for loan losses was 0.63% of total loans, 0.71% of loans net of loans held for sale and over 20 times the balance of nonaccruing loans.

IMPAIRED LOANS

The Bank follows SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118 (collectively referred to as SFAS No. 114). Under the provisions of SFAS No. 114 a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank primarily measures impairment of a loan based on the fair value of the underlying collateral net of estimated costs to sell. If this measure of the impaired loan is less than the recorded investment in the loan, the Bank recognizes an impairment by recording a chargeoff or creating a valuation allowance.

The following table shows the recorded investment in impaired loans and any related SFAS No. 114 allowance for loan losses at September 30, 2001. An impaired loan has a specific amount of the Bank's allowance assigned to it whenever the collateral's fair value, net of selling costs, is less than the Bank's recorded investment in the loan, after amounts charged off to the allowance are deducted. Generally, impaired loans not requiring a specific allowance under SFAS No. 114 have already been written down or have a net collateral fair value which exceeds the loan balance.


                                                                                                   Related
                                                                               Recorded       SFAS No. 114
                                                                          Investment in      Allowance for
                                                                         Impaired Loans        Loan Losses
                                                                         --------------      -------------
Impaired loans requiring a SFAS No. 114 allowance:
   Multifamily                                                                $ 851,000          $ 170,000
                                                                              ---------          ---------
                                                                                851,000          $ 170,000
                                                                                                 =========

Impaired loans not requiring a SFAS No. 114 allowance:
   Single family                                                                     --
   Multifamily                                                                       --
   Commercial Real Estate                                                            --
                                                                             ----------

                                                                                     --
                                                                             ----------

Total                                                                        $ 851,000
                                                                             =========


No interest income was recognized on loans designated as impaired for the quarter and nine months ended September 30, 2001. The average recorded investment in impaired loans during the third quarter of 2001 was approximately $870,000.

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings

             Not Applicable

Item 2.  Changes in Securities and Use of Proceeds

             Not Applicable

Item 3.  Defaults Upon Senior Securities

             Not Applicable

Item 4.  Submission of Matters to a Vote of Security Holders

             Not Applicable

Item 5.  Other Information

             Not Applicable

Item 6.  Exhibits and Reports on Form 8-K

         A.  Exhibit 11.  Statement of Computation of Earnings Per Share.

         B. On October 17, 2001, the Bank filed a Form 8-K relating to Item 5 therein, covering the Bank's release on October 17, 2001 to the business community of its earnings for the quarter and nine months ended September 30, 2001.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         FIRST REPUBLIC BANK


Date:  October 29, 2001                      /s/WILLIS H. NEWTON, JR.
                                             --------------------------------
                                                WILLIS H. NEWTON, JR.
                                                Sr. Vice President and
                                                Chief Financial Officer
                                                (Principal Financial Officer)



Date:  October 29, 2001                      /s/IGNACIO ALFEROS, JR.
                                             -----------------------
                                                IGNACIO ALFEROS, JR.
                                                Vice President and Controller
                                                (Principal Accounting Officer)

                                   EXHIBIT 11

                               FIRST REPUBLIC BANK
                 STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

                                                                  Quarter Ended               Nine Months Ended
                                                                   September 30,                 September 30,
                                                             ------------------------     ---------------------------
                                                                2001          2000            2001           2000
                                                             ----------    ----------     -----------      ----------
Net income available to common stock                         $6,511,000    $5,614,000     $17,729,000     $17,118,000
                                                             ==========    ==========     ===========     ===========
Wtd. avg. shares outstanding, including
  treasury shares, beginning of period                       19,004,552    18,053,246      18,642,136      17,456,206
Wtd. avg. shares of common stock issued                              --       572,424              --         429,972
Restricted stock vested                                          63,312        63,605          37,119          49,908
Wtd. avg. shares of stock from exercised options                 54,881         2,507         219,743         408,990
Wtd. avg. shares of stock purchased by employees                  1,004           830           2,913          27,543
Deferred equity units                                               504           633           2,968          19,926
Wtd. avg. shares of treasury stock                           (5,631,973)   (5,134,778)     (5,452,722)     (4,788,016)
                                                             ----------    ----------     -----------     -----------
Adjusted wtd.avg. common shares outstanding                  13,492,280    13,558,467      13,452,157      13,604,529
                                                             ==========    ==========     ===========      ==========
Net income per share-basic                                        $0.48         $0.41           $1.32           $1.26
                                                             ==========    ==========     ===========      ==========

Diluted EPS:
Net income available to common stock                         $6,511,000    $5,614,000     $17,729,000     $17,118,000
Adjustments to net income (1)                                    56,000            --          63,000              --
                                                             ----------    ----------     -----------     -----------
Adjusted net income for diluted calculation                  $6,567,000    $5,614,000     $17,792,000     $17,118,000
                                                             ==========    ==========     ===========     ===========
Adjusted wtd. avg. common shares outstanding                 13,492,280    13,558,467      13,452,157      13,604,529
Wtd. avg. shares of dilutive stock options
 under the treasury stock method                                900,053       268,780         900,332         236,862
Wtd. avg. shares issuable upon conversion of
 convertible preferred stock (1)                                229,057            --          86,421              --
Wtd. avg. shares of restricted stock - not vested                38,783        26,732          38,180          11,715
                                                             ----------    ----------     -----------      ----------
Adjusted wtd. avg. common shares
 outstanding-diluted                                         14,660,173    13,853,979      14,477,090      13,853,106
                                                             ==========    ==========     ===========      ==========
Net income per share-diluted                                      $0.45         $0.41           $1.23           $1.24
                                                             ==========    ==========     ===========     ===========


The Bank follows SFAS No. 128, "Earnings Per Share."

All share and per share amounts have been adjusted to reflect the 3 for 2 stock split which had a record date of February 28, 2001 and a distribution date of March 22, 2001.

(1) Due to the existence of convertible preferred stock issued by First Republic Preferred Capital Corporation (a majority owned subsidiary), diluted EPS calculation includes the number of shares which would be outstanding if all such convertible preferred stock was converted and adjusts reported net income for the effect of dividends on the convertible preferred stock, net of taxes.

Until [   ], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



                  First Republic Preferred Capital Corporation


                                1,200,000 Shares
               % Noncumulative Perpetual Series B Preferred Shares
                     Liquidation Preference $1,000 Per Share
          Exchangeable Under Certain Circumstances for Preferred Shares


                                   Prospectus



Wells Fargo Van Kasper, LLC                                     Ryan, Beck & Co.




                                December , 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

         All expenses other than the registration fee, the NASD fee and the Nasdaq National Market listing fee are estimated.

Registration Fee ........................................... $       8,625
NASD Fee ................................................... $
Nasdaq National Market Listing Fee ......................... $
Printing Expenses .......................................... $
Legal Fees and Expenses .................................... $
Accounting Fees and Expenses ............................... $
Blue Sky Fees and Expenses ................................. $
Miscellaneous ..............................................           *
                                                             ---------------
Total ......................................................
                                                             ---------------

--------------------
* To be completed by amendment.

Item 32. Sales to Special Parties.

         None.

Item 33. Recent Sales of Unregistered Securities.

         (a)  Securities Sold:

              55,000 Series A preferred shares June 1,
              1999

              7,000 Series C preferred shares June 20,
              2001

         (b)  Underwriters and Other Purchasers:

              Series A preferred shares:
              Keefe, Bruyette & Woods, Inc.; U.S.
              Bancorp Piper Jaffray; and Donaldson,
              Lufkin & Jenrette

              Series C preferred shares:  Marshall
              Capital Management, Inc.

         (c)   Consideration:

               Series A Preferred Shares Aggregate
               Offering Price:

               $55,000,000

               Series A Preferred Shares Aggregate
               Discount:

               $1,650,000

               Series C Preferred Shares Aggregate
               Offering Price:

               $7,000,000

               Series C Preferred Shares Aggregate
               Discount:

               None

         (d)   Exemption from Registration Claimed:

               Series A Preferred Shares:
               Rule 506 of the Securities Act of 1933.
               All purchasers were accredited investors as described in Rule 501(a)(1) or (3) of the Act.

               Series C Preferred Shares:
               Rule 506 of the Securities Act of 1933.
               All purchasers were accredited investors as described in Rule 501(a)(1) or (3) of the Act.

Item 34. Indemnification of Directors and Officers.

         First Republic Preferred Capital Corporation is a Nevada corporation. Our bylaws provide for the maximum indemnification permitted by law. This includes mandatory indemnification of our directors, officers, employees and agents substantially identical to the indemnification allowed by Subsections 1 and 2 of Section 78.7502 of Chapter 78 of the Nevada Revised Statues as in effect from time to time, or any successor statute thereto (the "NGCL"). Our bylaws further provide that we must pay the expenses incurred in defending any action suit or proceeding, whether civil, criminal, administrative or investigative, as such expenses are incurred by an indemnified party, and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking, by or on behalf of the indemnified party to repay such amounts unless it shall ultimately be determined that he is entitled to be indemnified pursuant to our bylaws.

         Subsection 1 of Section 78.7502 of the NGCL empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorney's fees), judgments, fines and amount paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement or conviction or upon a plea of no contest or its equivalent does not, of itself, create a presumption that the person did not act in good faith or in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation or that, with respect to any criminal action or proceeding, he had reason to believe his actions were unlawful.

         Subsection 2 of Section 78.7502 of the NCGL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he was or is a director, officer, agent or employee of the corporation or is or was serving at the request of the corporation as a director, officer, agent or employee of another business entity, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards to those described above. No indemnification may be made, however, for any claim, issue or matter as to which such person has been adjudged to be liable to the corporation or for any amount paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Section 78.7502 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in Subsection (1) or (2) thereof, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         Section 78.751 of the NGCL provides, in part, that any indemnification provided for by Section 78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. The statue does not limit the amount of indemnification provided unless a final adjudication establishes that the indemnified party's acts involved intentional misconduct, fraud or a knowing violation of law and were material to the cause of action, unless indemnification was ordered by a court pursuant to Section 78.7502 of the NGCL or was advanced pursuant to subsection 2 of Section 78.751 of the NGCL. Finally, Section 78.751 provides that any indemnification or advancement of expenses authorized by or ordered by a court pursuant to Section 78.751 continues as to directors, officer, employees or agents who have ceased to hold such positions and to their heirs, executors and administrators.

         Section 78.752 of the NGCL empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation is authorized to indemnify him against such liabilities. We have not purchased a separate insurance policy, but our directors and officers are covered by the Bank's liability insurance policy.

         Our directors, officers, employees and agents, because they are also directors, officers, employees or agents of the Bank, are also entitled to be indemnified by the Bank for liabilities incurred in their capacity as our directors, officers, employees and agents pursuant to a provision contained in the Bank's bylaws. Because the Bank is organized under Nevada law, the same provisions of the NGCL described above also apply to these indemnification rights.

Item 35.  Treatment of Proceeds from Stock Being Registered.

          Not applicable.

Item 36.  Financial Statements and Exhibits.

          (a)      Financial Statements

          See page F-1 of the prospectus for a list of the financial statements included as part of the prospectus.

          (b)      Exhibits

EXHIBIT NO.            DESCRIPTION
-----------            -----------

    1 Form of Underwriting Agreement between First Republic Preferred Capital Corporation, First Republic Bank and the underwriters.+

    3.1 Articles of Incorporation of First Republic Preferred Capital Corporation.*

    3.2 Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series A Preferred Shares.*

    3.3 Form of Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series B Preferred Shares.+

    3.4 Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series C Preferred Shares.*

    3.5               Code of Bylaws of First Republic Preferred Capital
                      Corporation.*

    4 Specimen certificate representing the Noncumulative Series B Preferred Shares.+

    5 Opinion of Lionel, Sawyer & Collins, counsel to First Republic Preferred Capital Corporation, relating to the Noncumulative Series B Preferred Shares.+

    8 Opinion of Clifford Chance Rogers & Wells LLP, counsel to First Republic Preferred Capital Corporation, relating to certain tax matters.*

    10.1 Master Loan Purchase and Servicing Agreement between First Republic Preferred Capital Corporation and First Republic Bank.+

    10.2 Advisory Agreement between First Republic Preferred Capital Corporation and First Republic Bank.+

    12 Statement regarding computation of ratio of earnings to fixed charges.*

    23.1              Consent of KPMG LLP.*

    23.2              Consent of Lionel Sawyer & Collins (included in Exhibit
                      5).+

    23.3 Consent of Clifford Chance Rogers & Wells LLP (included in Exhibit 8).*

    24.1              Powers of Attorney (included on signature page).*

--------------------

* Filed herewith.
+ To be filed by amendment.

Item 37.  Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 34 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) We will provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the 29th day of October 2001.

                               FIRST REPUBLIC PREFERRED CAPITAL CORPORATION


                               By: /s/ WILLIS H. NEWTON, JR., VICE PRESIDENT
                                   --------------------------------------------
                                   Willis H. Newton, Jr., Vice President

                                POWER OF ATTORNEY

         KNOWN ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of James J. Baumberger and Willis H. Newton, Jr. such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

Name                                Title                                     Date
----                                -----                                     ----
/s/ JAMES J. BAUMBERGER             President and Director (Principal         October 29, 2001
-------------------------------
    James J. Baumberger             Executive Officer)

/s/ WILLIS H. NEWTON, JR.           Vice President, Chief Financial           October 29, 2001
-------------------------------
    Willis H. Newton, Jr.           Officer, Treasurer, Director (Principal
                                    Financial Officer)
/s/ EDWARD J. DOBRANSKI             Vice President, General Counsel,          October 29, 2001
-------------------------------
    Edward J. Dobranski             Director

/s/ JULIE N. MIYACHI                Vice President, Operations and            October 29, 2001
-------------------------------
    Julie N. Miyachi                Reporting, Director (Principal
                                    Accounting Officer)

/s/ DIANN WARD             Assistant Vice President, Corporate  October 29, 2001
------------------------
    Diann Ward             Secretary

/s/ THOMAS A. CUNNINGHAM   Director                             October 29, 2001
------------------------
    Thomas A. Cunningham

/s/ JERRY LYKINS           Director                             October 29, 2001
------------------------
    Jerry Lykins

                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------

    1 Form of Underwriting Agreement between First Republic Preferred Capital Corporation, First Republic Bank and the underwriters.+

    3.1 Articles of Incorporation of First Republic Preferred Capital Corporation.*

    3.2 Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series A Preferred Shares.*

    3.3 Form of Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series B Preferred Shares.+

    3.4 Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series C Preferred Shares.*

    3.5         Code of Bylaws of First Republic Preferred Capital Corporation.*

    4 Specimen certificate representing the Noncumulative Series B Preferred Shares.+

    5 Opinion of Lionel, Sawyer & Collins, counsel to First Republic Preferred Capital Corporation, relating to the Noncumulative Series B Preferred Shares.+

    8 Opinion of Clifford Chance Rogers & Wells LLP, counsel to First Republic Preferred Capital Corporation, relating to certain tax matters.*

    10.1 Master Loan Purchase and Servicing Agreement between First Republic Preferred Capital Corporation and First Republic Bank.+

    10.2 Advisory Agreement between First Republic Preferred Capital Corporation and First Republic Bank.+

    12 Statement regarding computation of ratio of earnings to fixed charges.*

    23.1        Consent of KPMG LLP.*

    23.2        Consent of Lionel Sawyer & Collins (included in Exhibit 5).+

    23.3        Consent of Clifford Chance Rogers & Wells LLP (included in
                Exhibit 8).*

    24.1        Powers of Attorney (included on signature page).*

___________________

* Filed herewith.
+ To be filed by amendment.